Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-208229

SABINE PASS LIQUEFACTION, LLC

Offer to exchange up to

$2,000,000,000 of 5.625% Senior Secured Notes due 2025

that have been registered under the Securities Act of 1933 for

$2,000,000,000 of 5.625% Senior Secured Notes due 2025

that have not been registered under the

Securities Act of 1933

(CUSIP NOS. 785592 AK2 AND U77888 AG7)

THE EXCHANGE OFFER EXPIRES AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF JANUARY 13, 2016, UNLESS WE EXTEND IT

Terms of the Exchange Offer:

•	We are offering to exchange up to $2,000,000,000 aggregate principal amount of registered 5.625% Senior Secured Notes due 2025 (the “New Notes”) for any and all of our $2,000,000,000 aggregate principal amount of unregistered 5.625% Senior Secured Notes due 2025 (CUSIP Nos. 785592 AK2 and U77888 AG7) (the “Old Notes” and together with the New Notes, the “notes” or the “2025 Notes”) that were issued on March 3, 2015.

•	We will exchange all outstanding Old Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of New Notes.

•	The terms of the New Notes will be substantially identical to those of the outstanding Old Notes except that the New Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer, registration rights or provisions for additional interest.

•	You may withdraw tenders of Old Notes at any time prior to the expiration of the exchange offer.

•	The exchange of Old Notes for New Notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

•	The Old Notes are, and the New Notes will be, secured by first-priority liens on substantially all right, title and interest in or to substantially all of our assets and the assets of any future guarantors along with certain other items listed under “Description of Notes” (the “Collateral”).

•	The Old Notes are, and the New Notes will be, guaranteed on a senior basis by all of our future domestic subsidiaries.

•	There is no established trading market for the New Notes or the Old Notes.

•	We do not intend to apply for listing of the New Notes on any national securities exchange or for quotation through any quotation system.

     Please read “Risk Factors” beginning on page 15 for a discussion of certain risks that you should consider prior to tendering your outstanding Old Notes in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge by way of letter of transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. Please read “Plan of Distribution.”

The date of this prospectus is December 15, 2015.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, referred to in this prospectus as the SEC. In making your decision to participate in the exchange offer, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. We will provide you upon request, without charge, a copy of the notes and the indenture governing the notes. You may request copies of these documents by contacting us at:

Sabine Pass Liquefaction, LLC

Attention: Corporate Secretary

700 Milam Street, Suite 1900

Houston, Texas, 77002

(713) 375-5000

PRESENTATION OF INFORMATION

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, we have not independently verified and do not guarantee the accuracy or completeness of this information.

In this prospectus, unless the context otherwise requires:

•	Bcf/d means billion cubic feet per day;

•	Bcf/yr means billion cubic feet per year;

•	Bcfe means billion cubic feet equivalent;

•	Dthd means dekatherms per day;

•	DOE means the U.S. Department of Energy;

•	EPC means engineering, procurement and construction;

•	FERC means the Federal Energy Regulatory Commission;

•	FOB means free on board;

•	FTA countries means countries with which the United States has a free trade agreement providing for national treatment for trade in natural gas;

•	Henry Hub means the final settlement price (in USD per MMBtu) for the New York Mercantile Exchange’s Henry Hub natural gas futures contract for the month in which a relevant cargo’s delivery window is scheduled to begin;

•	LIBOR means the London Interbank Offered Rate;

•	LNG means liquefied natural gas, a product of natural gas consisting primarily of methane (CH4) that is in liquid form at near atmospheric pressure;

•	MMBtu means million British thermal units, an energy unit;

•	MMBtu/d means million British thermal units per day;

•	mtpa means million tonnes per annum;

•	non-FTA countries means countries without a free trade agreement with the United States providing for national treatment for trade in natural gas and with which trade is permitted;

•	SPA means an LNG sale and purchase agreement;

•	Train means a refrigerant compressor train used in the industrial process to convert natural gas into LNG;

•	TUA means a terminal use agreement; and

•	TURA means a terminal use rights assignment and agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are, or may be deemed to be, “forward-looking statements.” All statements other than statements of historical facts, included herein or incorporated herein by reference are “forward-looking statements.” Included among “forward-looking statements” are, among other things:

•	statements that we expect to commence or complete construction of our natural gas liquefaction project, or any expansions or portions thereof, by certain dates, or at all;

•	statements regarding future levels of domestic and international natural gas production, supply or consumption or future levels of LNG exports from North America and other countries worldwide or purchases of natural gas, regardless of the source of such information, or the transportation or other infrastructure or demand for and prices related to natural gas, LNG or other hydrocarbon products;

•	statements regarding any financing transactions or arrangements, or ability to enter into such transactions;

•	statements relating to the construction of our Trains, including statements concerning the engagement of any EPC contractor or other contractor and the anticipated terms and provisions of any agreement with any EPC or other contractor, and anticipated costs related thereto;

•	statements regarding any SPA or other agreement to be entered into or performed substantially in the future, including any revenues anticipated to be received and the anticipated timing thereof, and statements regarding the amounts of total liquefaction or storage capacities that are, or may become, subject to contracts;

•	statements regarding counterparties to our commercial contracts, construction contracts and other contracts;

•	statements regarding our planned development and construction of additional Trains, including the financing of such Trains;

•	statements that our Trains, when completed, will have certain characteristics, including amounts of liquefaction capacities;

•	statements regarding our business strategy, our strengths, our business and operation plans or any other plans, forecasts, projections or objectives, including anticipated revenues and capital expenditures, any or all of which are subject to change;

•	statements regarding legislative, governmental, regulatory, administrative or other public body actions, approvals, requirements, permits, applications, filings, investigations, proceedings or decisions; and

•	any other statements that relate to non-historical or future information.

These forward-looking statements are often identified by the use of terms and phrases such as “achieve,” “anticipate,” “believe,” “contemplate,” “develop,” “estimate,” “expect,” “forecast,” “plan,” “potential,” “project,” “propose,” “strategy” and similar terms and phrases, or by the use of future tense. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which are made and speak only as of the date of this prospectus.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we assume no obligation to update or revise these forward-looking statements or provide reasons why actual results may differ.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this prospectus and should consider, among other things, the matters set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus. Please read “Risk Factors” beginning on page 15 of this prospectus.

Throughout this prospectus, unless we indicate otherwise or the context otherwise requires, the terms “Sabine Pass Liquefaction,” “we,” “our,” “us” and similar terms refer to Sabine Pass Liquefaction, LLC. The term “Cheniere Marketing” refers to Cheniere Marketing, LLC, a wholly owned subsidiary of Cheniere Energy, Inc., and its subsidiaries.

Sabine Pass Liquefaction, LLC

Overview

We are a Delaware limited liability company formed by Cheniere Energy Partners, L.P. (“Cheniere Partners”) in June 2010 to own, develop and operate natural gas liquefaction facilities in Cameron Parish, Louisiana (the “Liquefaction Project”) at the Sabine Pass LNG terminal (the “Sabine Pass LNG terminal”) adjacent to the existing regasification facilities owned and operated by Sabine Pass LNG, L.P. (“SPLNG”). We plan to construct up to six Trains which are in various stages of development. Each Train is expected to have a nominal production capacity of approximately 4.5 mtpa of LNG. We and SPLNG are each indirect wholly owned subsidiaries of Cheniere Energy Investments, LLC (“Cheniere Investments”), which is a wholly owned subsidiary of Cheniere Partners. Cheniere Partners is a publicly traded limited partnership formed in November 2006 and is a 55.9% owned subsidiary of Cheniere Energy Partners LP Holdings, LLC, which is in turn an 80.1% owned subsidiary of Cheniere Energy, Inc. (“Cheniere”), a Houston-based energy company primarily engaged in LNG-related businesses.

Our Business Strategy

Our primary objective is to generate stable cash flows by:

•	completing construction and commencing operation of our Trains;

•	developing and operating our Trains safely, efficiently and reliably; and

•	making LNG available to our long-term SPA customers to generate steady and reliable revenues and operating cash flows.

Liquefaction Facilities

Our Liquefaction Project is being developed and constructed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. The Sabine Pass LNG terminal is located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast and includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with nominal capacity of up to 266,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. We have received authorization from the FERC to site, construct and operate Trains 1 through 6. We commenced construction of Trains 1 and 2 and the related new facilities needed to treat, liquefy, store and export natural gas in August 2012. Construction of Trains 3 and 4 and the related facilities commenced in May 2013. On June 30, 2015, construction of Train 5 and the related facilities commenced.

The DOE has authorized the export of up to a combined total of the equivalent of 16 mtpa (approximately 803 Bcf/yr) of domestically produced LNG by vessel from the Sabine Pass LNG terminal to FTA countries for a 30-year term and to non-FTA countries for a 20-year term. The DOE further issued an order authorizing us to export up to the equivalent of approximately 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to

FTA countries for a 25-year period. Our application for authorization to export that same 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to non-FTA countries is currently pending at the DOE. Additionally, the DOE issued orders authorizing us to export up to a combined total of 503.3 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries and non-FTA countries for a 20-year term. The Sierra Club has requested a rehearing of the non-FTA order pertaining to the 503.3 Bcf/yr, and the DOE has not yet ruled on this request. In each case, the terms of these authorizations begin on the earlier of the date of first export thereunder or the date specified in the particular order, which ranges from 5 to 10 years from the date the order was issued.

As of October 31, 2015, the overall project completion percentage for Trains 1 and 2 of the Liquefaction Project was approximately 96.1%, which is ahead of the contractual schedule. As of October 31, 2015, the overall project completion percentage for Trains 3 and 4 of the Liquefaction Project was approximately 76.7%, which is also ahead of the contractual schedule. Based on our current construction schedule, we anticipate that Train 1 will produce LNG as early as late 2015, and Trains 2 through 5 are expected to commence operations on a staggered basis thereafter.

We have entered into six fixed-price, 20-year SPAs with third parties that in the aggregate equate to approximately 19.75 mtpa of LNG that commence with the date of first commercial delivery for Trains 1 through 5, which are fully permitted. Under these SPAs, the customers will purchase LNG from us for a price consisting of a fixed fee plus 115% of Henry Hub per MMBtu of LNG. In certain circumstances, the customers may elect to cancel or suspend deliveries of LNG cargoes, in which case the customers would still be required to pay the fixed fee with respect to cargoes that are not delivered. A portion of the fixed fee will be subject to annual adjustment for inflation. The SPAs and contracted volumes to be made available under the SPAs are not tied to a specific Train; however, the term of each SPA commences upon the start of operations of the specified Train.

As of the date of this prospectus, we have the following third-party SPAs:

•	BG Gulf Coast LNG, LLC (“BG”) has entered into an SPA (the “BG SPA”) that commences upon the date of first commercial delivery for Train 1 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.25 per MMBtu and includes additional annual contract quantities of 36,500,000 MMBtu, 34,000,000 MMBtu, and 33,500,000 MMBtu upon the date of first commercial delivery for Trains 2, 3 and 4, respectively, with a fixed fee of $3.00 per MMBtu. The total expected annual contracted cash flow from BG from fixed fees is approximately $723 million. In addition, we have agreed to make up to 500,000 MMBtu/d of LNG available to BG to the extent that Train 1 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.25 per MMBtu, if produced. The obligations of BG are guaranteed by BG Energy Holdings Limited, a company organized under the laws of England and Wales.

•	Gas Natural Aprovisionamientos SDG S.A. (“Gas Natural Fenosa”) has entered into an SPA (the “Gas Natural Fenosa SPA”) that commences upon the date of first commercial delivery for Train 2 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.49 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $454 million. In addition, we have agreed to make up to 285,000 MMBtu/d of LNG available to Gas Natural Fenosa to the extent that Train 2 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.49 per MMBtu, if produced. The obligations of Gas Natural Fenosa are guaranteed by Gas Natural SDG S.A., a company organized under the laws of Spain.

•	Korea Gas Corporation (“KOGAS”) has entered into an SPA (the “KOGAS SPA”) that commences upon the date of first commercial delivery for Train 3 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. KOGAS is organized under the laws of the Republic of Korea.

•	GAIL (India) Limited (“GAIL”) has entered into an SPA (the “GAIL SPA”) that commences upon the date of first commercial delivery for Train 4 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. GAIL is organized under the laws of India.

•	Total Gas & Power North America, Inc. (“Total”) has entered into an SPA (the “Total SPA”) that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 104,750,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $314 million. The obligations of Total are guaranteed by Total S.A., a company organized under the laws of France.

•	Centrica plc (“Centrica”) has entered into an SPA (the “Centrica SPA”) that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91,250,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $274 million. Centrica is organized under the laws of England and Wales.

In aggregate, the fixed fee portion to be paid by these customers is approximately $2.9 billion annually for Trains 1 through 5, with the applicable fixed fees starting from the commencement of commercial operations of the applicable Train. These fixed fees equal approximately $411 million, $564 million, $650 million, $648 million and $588 million for each of Trains 1 through 5, respectively.

In addition, Cheniere Marketing has entered into an amended and restated SPA with us to purchase, at Cheniere Marketing’s option, any LNG produced by us in excess of that required for other customers at a price of 115% of Henry Hub plus $3.00 per MMBtu of LNG.

Principal Executive Offices

Our principal executive office is located at 700 Milam Street, Suite 1900, Houston, Texas, 77002, and our telephone number is (713) 375-5000.

Organizational Structure

The following chart sets forth the simplified ownership of our company and certain affiliates as of the date of this prospectus:

The Exchange Offer

On March 3, 2015, we completed a private offering of $2,000,000,000 aggregate principal amount of the Old Notes. As part of the private offering, we entered into a registration rights agreement with the initial purchasers of the Old Notes in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable best efforts to consummate the exchange offer no later than 360 days after the March 3, 2015 private offering. The following is a summary of the exchange offer.

Old Notes	5.625% Senior Secured Notes due 2025, which were issued on March 3, 2015.

New Notes	5.625% Senior Secured Notes due 2025. The terms of the New Notes are substantially identical to the terms of the outstanding Old Notes except that the transfer restrictions, registration rights and provisions for additional interest relating to the Old Notes will not apply to the New Notes.

Exchange Offer	We are offering to exchange up to $2,000,000,000 aggregate principal amount of our New Notes that have been registered under the Securities Act for an equal amount of our outstanding Old Notes that have not been registered under the Securities Act to satisfy our obligations under the registration rights agreement.

The New Notes will evidence the same debt as the Old Notes for which they are being exchanged and will be issued under, and be entitled to the benefits of, the same indenture that governs the Old Notes. Holders of the Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Because the New Notes will be registered, the New Notes will not be subject to transfer restrictions, and holders of Old Notes that have tendered and had their Old Notes accepted in the exchange offer will have no registration rights.

Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, at the end of January 13, 2016, unless we decide to extend the date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. Please read “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old Notes	You must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:

•	tender your Old Notes by sending the certificates for your Old Notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to The Bank of New York Mellon, as registrar and exchange agent, at the address listed under the caption “The Exchange Offer—Exchange Agent”; or

•	tender your Old Notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your Old Notes in the exchange offer, The Bank of New York Mellon, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your Old Notes into the exchange agent’s account at The Depository Trust Company (“DTC”) prior to the expiration of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, please read the discussion under the caption “The Exchange Offer—Procedures for Tendering—Book-entry Transfer.”

We are not providing for guaranteed delivery procedures, and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the expiration time. If you hold your Old Notes through a broker, dealer, commercial bank, trust company or other nominee, you should consider that such entity may require you to take action with respect to the exchange offer a number of days before the expiration time in order for such entity to tender notes on your behalf on or prior to the expiration time. Tenders not completed on or prior to 12:00 midnight, New York City time, at the end of January 13, 2016 will be disregarded and of no effect.

By executing the letter of transmittal or by transmitting an agent’s message in lieu thereof, you will represent to us that, among other things:

•	the New Notes you receive will be acquired in the ordinary course of your business;

•	you are not participating and you have no arrangement with any person or entity to participate in, the distribution of the New Notes;

•	you are not our “affiliate,” as defined under Rule 405 of the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Notes in the exchange offer, you should promptly contact the person in whose name the Old Notes are registered and instruct that person to tender on your behalf.

Please do not send your letter of transmittal or certificates representing your Old Notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering the certificates for your Old Notes, you must either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the person in whose name the Old Notes are registered.

Withdrawal; Non-Acceptance	You may withdraw any Old Notes tendered in the exchange offer at any time prior to 12:00 midnight, New York City time, at the end of January 13, 2016. If we decide for any reason not to accept any Old Notes tendered for exchange, the Old Notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of Old Notes tendered by book-entry transfer in to the exchange agent’s account at DTC, any withdrawn or unaccepted Old Notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered Old Notes, please read “The Exchange Offer—Withdrawal Rights.”

U.S. Federal Income Tax Consequences	The exchange of New Notes for Old Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read the discussion under the caption “Material United States Federal Income Tax Consequences” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	The issuance of the New Notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.

Fees and Expenses	We will pay all of our expenses incident to the exchange offer.

Exchange Agent	We have appointed The Bank of New York Mellon as exchange agent for the exchange offer. For the address, telephone number and fax number of the exchange agent, please read “The Exchange Offer—Exchange Agent.”

Resales of New Notes	Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties that are not related to us, we believe that the New Notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as:

•	the New Notes are being acquired in the ordinary course of business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer;

•	you are not our affiliate or an affiliate of any of our subsidiary guarantors; and

•	you are not a broker-dealer tendering Old Notes acquired directly from us for your account.

The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the SEC would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any New Notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your New Notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Please read “Plan of Distribution.”

Please read “The Exchange Offer—Resales of New Notes” for more information regarding resales of the New Notes.

Consequences of Not Exchanging Your Old Notes	If you do not exchange your Old Notes in this exchange offer, you will no longer be able to require us to register your Old Notes under the Securities Act, except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your Old Notes unless we have registered the Old Notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

For information regarding the consequences of not tendering your Old Notes and our obligation to file a registration statement, please read “The Exchange Offer—Consequences of Failure to Exchange Outstanding Securities” and “Description of Notes.”

Terms of the New Notes

The terms of the New Notes will be substantially identical to the terms of the Old Notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the Old Notes will not apply to the New Notes. As a result, the New Notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and additional interest provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes for which they are being exchanged. The New Notes are governed by the same indenture as that which governs the Old Notes.

The following summary contains basic information about the New Notes and is not intended to be complete. For a more complete understanding of the New Notes, please refer to the section in this prospectus entitled “Description of Notes.” When we use the term “notes” in this prospectus, unless the context requires otherwise, the term includes the Old Notes and the New Notes.

Issuer	Sabine Pass Liquefaction, LLC.

Securities Offered	$2,000,000,000 aggregate principal amount of 5.625% Senior Secured Notes due 2025.

Maturity Date	The New Notes mature on March 1, 2025.

Interest	Interest on the New Notes will accrue at a rate equal to 5.625% per annum, computed on the basis of a 360-day year comprising twelve 30-day months.

Interest Payment Dates	We will pay interest on the New Notes semi-annually, in cash in arrears, on March 1 and September 1 of each year, commencing March 1, 2016.

Guarantees	Our future domestic subsidiaries may be required to guarantee the New Notes under certain circumstances. See “Description of Notes—Guarantees of the Notes.”

Ranking	The New Notes will be our senior obligations secured by first priority liens on the collateral (subject to permitted liens). Accordingly, they will:

•	rank senior in right of payment to any and all of our future indebtedness that is subordinated in right of payment to the New Notes;

•	be structurally subordinated to all future indebtedness and other liabilities of our future subsidiaries that do not provide note guarantees;

•	be equal in right of payment with all of our existing and future indebtedness (including the outstanding Senior Notes (as defined herein), obligations under the $1.2 billion Amended and Restated Senior Working Capital Revolving Credit and Letter of Credit Reimbursement Agreement (the “Working Capital Facility”) and loans under our four credit facilities with available commitments aggregating $4.3 billion (the “2015 Credit Facilities”)) that is senior and secured by the same collateral as the New Notes;

•	be effectively senior to all our senior indebtedness that is unsecured to the extent of the value of the assets constituting the collateral; and

•	be effectively subordinated to all our indebtedness that is secured by assets other than the collateral, to the extent of the value of the assets securing such indebtedness.

As of September 30, 2015, we had $8.8 billion of total debt outstanding (before premium), together with $4.3 billion of undrawn and available commitments under the 2015 Credit Facilities. We had no other material indebtedness outstanding at September 30, 2015. We also had $127.6 million of letters of credit issued and outstanding under the Working Capital Facility. The Senior Notes (as defined herein), loans under the Working Capital Facility and loans under the 2015 Credit Facilities are pari passu in right of payment. All such outstanding indebtedness and undrawn and available amounts are secured by the collateral securing the New Notes. As of the date of this prospectus, we do not have any subsidiaries.

Optional Redemption	At any time or from time to time prior to December 1, 2024, we may redeem all or a part of the New Notes, at a redemption price equal to the Make-Whole Price for the New Notes as defined in “Description of Notes—Optional Redemption,” plus accrued and unpaid interest, to the redemption date. We also may at any time on or after December 1, 2024, redeem the New Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the New Notes to be redeemed, plus accrued and unpaid interest to the redemption date. See “Description of Notes—Optional Redemption.”

Change of Control	We must commence, within 30 days of the occurrence of a change of control, as defined under the caption “Description of Notes—Certain Definitions,” and consummate an offer to purchase all New Notes then outstanding at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, if any, on the New Notes repurchased to the date of repurchase. After the Project Completion Date, as defined under the caption “Description of Notes—Certain Definitions,” a change of control shall not be deemed to have occurred if we receive rating reaffirmations from two rating agencies (or one rating agency, if only one rating agency currently rates the notes) reaffirming the then current rating of the New Notes as of the date of such change of control. However, we might not be able to pay you the required price for the New Notes you present to us at the time of a change of control because we might not have enough funds at that time. See “Risk Factors—Risks Relating to this Offering and the Notes—we may not be able to repurchase notes upon a change in control or upon the exercise of the holders’ options to require repurchase of notes if certain asset sales or loss events occur.”

Additional Offers to Purchase	If we sell assets under certain circumstances and do not use the proceeds for certain specified purposes, if we receive insurance proceeds following certain events of loss and do not use the proceeds for certain specified purposes or if we receive project document termination payments under certain circumstances, we must offer to use certain net proceeds therefrom to repurchase the New Notes and other debt that is pari passu with the New Notes on a pro rata basis. In each case, the purchase price of the New Notes will be equal to 100% of the principal amount of the New Notes repurchased, plus accrued and unpaid interest and additional interest, if any, on the New Notes to the applicable repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Asset Sales,” “Description of Notes—Repurchase at the Option of Holders—Events of Loss,” and “Description of Notes—Repurchase at the Option of Holders—Project Termination Payments.”

Collateral	Our obligations under the New Notes will be secured by a first lien security interest (subject to permitted liens) over the following:

•	substantially all of our assets and the assets of any future guarantors (including real and personal property whether owned or leased on the closing date of this exchange offer or thereafter acquired);

•	a pledge by Sabine Pass LNG-LP, LLC of all ownership interests in us;

•	all contracts, agreements and documents, including the material project documents, hedging arrangements and insurance policies, and all of our rights thereunder;

•	certain accounts;

•	cash flow and other revenues; and

•	all other real and personal property which is subject, from time to time, to the security interests or liens granted by the security documents.

To the extent excluded from the collateral securing any of our other secured debt, the collateral applicable to the New Notes will not include certain assets related to Train 6; provided, however, that if we incur expansion debt in respect of such Train, certain assets related to Train 6 will become part of the collateral securing our obligations under the New Notes.

Pre-Completion Account Flows	Prior to the Project Completion Date, as defined under the caption “Description of Notes—Certain Definitions,” all revenues will be deposited into the equity proceeds account, along with all cash paid to us by way of an equity contribution or subordinated shareholder loan.

•	Prior to the Project Completion Date, the construction account will be funded with all proceeds from the construction/term loans under our credit facilities, funds withdrawn and transferred from the equity proceeds account, delay liquidated damages, business interruption insurance, proceeds of replacement debt and all other income received by or on behalf of us that is not otherwise expressly required to or permitted to be deposited into another account or applied directly to the obligations in accordance with the accounts agreement. Funds in the construction account will be used to pay project costs due and owing at the time of transfer or withdrawal in accordance with the construction budget and schedule and, if applicable, the relevant borrowing notice and certificate of the independent engineer.

•	Net cash proceeds received from sales of assets not used to purchase replacement assets as required by the mandatory prepayment provisions of the Second Amended and Restated Common Terms Agreement, dated as of June 30, 2015, among us, the representatives and agents from time to time parties thereto and Société Générale, as the common security trustee and intercreditor agent (the “Common Terms Agreement”) and project document termination payments in excess of $2,000,000 under any material project document as required by the mandatory prepayment provisions of the Common Terms Agreement will be deposited in the additional proceeds account and applied for the account of the secured debt holders to prepay the secured debt as required pursuant to the Common Terms Agreement and the applicable secured debt instruments.

Post-Completion Account Flows	After the completion of Trains 1 through 5, revenues received by us will be applied in the following manner:

•	first, to fund the operating account with amounts sufficient to cover the succeeding 60 days of operation and maintenance expenses;

•	second, to pay all fees, costs, charges and other amounts then due and owing the Secured Parties, as defined under the caption “Description of Notes—Certain Definitions,” pursuant to our accounts agreement and other financing documents;

•	third, on the last business day of each calendar month, the applicable monthly amount of interest on and principal of senior debt and scheduled payments of hedge termination value and gas hedge termination value to be paid by us pursuant to the interest rate protection agreements and the secured gas hedge instruments, respectively, in each case that are to be due and payable on the next quarterly payment date (or semi-annual payment date in the case of the New Notes) will be transferred to the debt payment account and to pay certain credit insurance premiums or guaranty payments required under the 2015 Credit Facilities on the dates set forth therein;

•	fourth, on the last business day of each calendar month, pro rata for deposit in the debt service reserve accounts when any of such accounts is not funded with the amount equal to the debt service reserve requirement applicable to the relevant senior debt instrument amount (or acceptable letters of credit in respect of such amount);

•	fifth, on each quarterly payment date, the amount necessary for the payment of interest then due and payable with respect to permitted indebtedness other than secured debt or subordinated debt;

•	sixth, on each quarterly payment date, the amount necessary to repay any permitted indebtedness then due and payable other than secured debt or subordinated debt;

•	seventh, provided that no event of default has occurred and is continuing, on each quarterly payment date, the amount necessary for payment into the distribution account for distribution to our parent to enable it to pay its income tax liability with respect to income generated by us; and

•	eighth, on each quarterly payment date, any excess remaining in the revenue account to be transferred to the distribution account.

Covenants	The indenture governing the New Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	make certain investments or pay dividends or distributions on our capital stock or subordinated indebtedness or purchase or redeem or retire capital stock;

•	sell or transfer assets, including capital stock of our restricted subsidiaries;

•	restrict dividends or other payments by restricted subsidiaries;

•	incur liens;

•	enter into transactions with affiliates;

•	consolidate, merge, sell or lease all or substantially all of our assets; and

•	enter into LNG sales contracts.

These covenants are subject to a number of important limitations and exceptions that are described in this prospectus under the caption “Description of Notes—Covenants Applicable to the Notes.”

If the New Notes receive at least two investment grade issue ratings and no default or event of default shall have occurred and be continuing, certain covenants specifically listed in this prospectus under the caption “Description of Notes—Covenants Applicable to the Notes—Changes in Covenants when Notes Rated Investment Grade” will no longer be applicable to the New Notes.

No Public Trading Market	There is no public trading market for the New Notes, and we do not intend to apply for listing of the New Notes on any national securities exchange or to arrange for quotation of the New Notes on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the New Notes. If an active trading market does not develop, the market price and liquidity of the New Notes may be adversely affected.

Risk Factors	You should refer to the section entitled “Risk Factors” beginning on page 15 of this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Summary Historical Financial Data

The following table sets forth our selected financial data as of and for the periods indicated. The selected historical balance sheet data as of December 31, 2014 and 2013 and selected historical statement of operations data for the years ended December 31, 2014, 2013 and 2012 are derived from our audited historical financial statements that have been included elsewhere in this prospectus. We have derived the selected financial data presented as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 from our unaudited interim financial statements included elsewhere in this prospectus. The selected historical balance sheet data as of December 31, 2012, 2011 and 2010 and selected historical statement of operations data for the year ended December 31, 2011 and the period from June 24, 2010 (date of inception) through December 31, 2010 is derived from our audited historical financial statements not included in this prospectus. You should read the selected financial data set forth below in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

	September 30,	As of December 31,
	2015	2014	2013	2012	2011	2010
		(in thousands)
	(unaudited)
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$—	$—	$—	$—	$—	$—
Restricted cash (current)	327,150	155,810	192,144	75,133	—	—
Non-current restricted cash	—	457,053	867,590	196,319	—	—
Property, plant and equipment, net	9,205,564	6,962,395	4,412,580	1,228,720	279	—
Total assets	10,072,619	7,945,745	5,941,972	1,710,380	1,390	61
Long-term debt, net	8,765,660	6,517,266	4,111,562	100,000	—	—
Total equity (deficit)	966,419	1,272,401	1,638,265	1,467,239	(46,380)	(9,869)

	Nine Months Ended September 30,		Year ended December 31,				Period from June 24, 2010 (Inception) Through December 31,
	2015	2014	2014	2013	2012	2011	2010
			(in thousands)
	(unaudited)
Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—	$—	$—
Expenses	56,730	96,441	120,039	136,136	85,783	36,511	9,869
Loss from operations	(56,730)	(96,441)	(120,039)	(136,136)	(85,783)	(36,511)	(9,869)
Total other income (expense)	(173,755)	(220,435)	(256,814)	(58,354)	626	—	—
Net loss	(230,485)	(316,876)	(376,853)	(194,490)	(85,157)	(36,511)	(9,869)
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2014, 2013, 2012 and 2011, and for the period from June 24, 2010 (date of inception) through December 31, 2010, earnings were not adequate to cover fixed charges by $750.9 million, $422.4 million, $120.3 million, $36.5 million and $9.9 million, respectively. For the nine months ended September 30, 2015 and 2014, earnings were not adequate to cover fixed charges by $587.2 million and $588.4 million, respectively.

RISK FACTORS

Before deciding to participate in the exchange offer, you should carefully consider the risks and uncertainties described below together with all other information contained in this prospectus. The following are some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates or expectations contained in our forward-looking statements. We may encounter risks in addition to those described below.

The risk factors in this prospectus are grouped into the following categories:

•	Risks Relating to Our Financial Matters;

•	Risks Relating to the Completion of Our Proposed Liquefaction Facilities and the Development and Operation of Our Business; and

•	Risks Relating to the Exchange Offer and the Notes.

Risks Relating to Our Financial Matters

Our existing level of cash resources, negative operating cash flow and significant debt could cause us to have inadequate liquidity and could materially and adversely affect our business, financial condition and prospects.

As of September 30, 2015, we had zero cash and cash equivalents, approximately $327.2 million of current and non-current restricted cash and $8.8 billion of total debt outstanding (before premium), excluding $9.5 million of outstanding letters of credit. We incur, and will incur, significant interest expense relating to the assets at the Liquefaction Project, and we anticipate needing to incur substantial additional debt to finance the construction of Train 6 of the Liquefaction Project. Our ability to fund our capital expenditures and refinance our indebtedness will depend on our ability to access additional project financing as well as the debt and equity capital markets. Furthermore, our financing costs could increase or future borrowings may be unavailable to us or unsuccessful, which could cause us to be unable to pay or refinance our indebtedness or to fund our other liquidity needs.

We have not been profitable historically. We may not achieve profitability or generate positive operating cash flow in the future.

We had net losses of $376.9 million, $194.5 million and $85.2 million for the years ended December 31, 2014, 2013 and 2012, respectively, and net losses of $230.5 million for the nine months ended September 30, 2015. In addition, we have never had positive operating cash flow. In the future, we may incur operating losses and experience negative operating cash flow. We may not be able to reduce costs, increase revenues, or reduce our debt service obligations sufficiently to maintain our cash resources, which could cause us to have inadequate liquidity to continue our business.

In addition, we will continue to incur significant capital and operating expenditures while we develop and construct the Liquefaction Project. We currently expect that we will not begin to receive cash flows from operations under any SPA until early 2016 at the earliest. Any delays beyond the expected development period for Train 1 would prolong, and could increase the level of, our operating losses and negative operating cash flows. Our future liquidity may also be affected by the timing of construction financing availability in relation to the incurrence of construction costs and other outflows and by the timing of receipt of cash flows under SPAs in relation to the incurrence of project and operating expenses. Moreover, many factors (including factors beyond our control) could result in a disparity between liquidity sources and cash needs, including factors such as construction delays and breaches of agreements. Our ability to generate positive operating cash flow and achieve profitability in the future is dependent on our ability to successfully and timely complete the applicable Train.

Our ability to generate cash is substantially dependent upon the performance by customers under long-term contracts that we have entered into, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason.

Our future results and liquidity are substantially dependent on the performance, upon satisfaction of the conditions precedent to payment thereunder, by BG, Gas Natural Fenosa, KOGAS, GAIL, Total and Centrica, each of which has entered into an SPA with us and agreed to pay us approximately $723 million, $454 million, $548 million, $548 million, $314 million and $274 million annually, respectively. We are dependent on each customer’s continued willingness and ability to perform its obligations under its SPA. We are also exposed to the credit risk of any guarantor of these customers’ obligations under their respective SPA in the event that we must seek recourse under a guaranty. If any customer fails to perform its obligations under its SPA, our business, contracts, financial condition, operating results, cash flow, liquidity and prospects could be materially and adversely affected, even if we were ultimately successful in seeking damages from that customer or its guarantor for a breach of the SPA.

Each of our customer contracts is subject to termination under certain circumstances.

Each of our SPAs contains various termination rights allowing our customers to terminate their SPAs, including, without limitation: (i) upon the occurrence of certain events of force majeure; (ii) if we fail to make available specified scheduled cargo quantities; and (iii) for delays in the commencement of commercial operations. We may not be able to replace these SPAs on desirable terms, or at all, if they are terminated.

Our use of hedging arrangements may adversely affect our future results of operations or liquidity.

To reduce our exposure to fluctuations in the price, volume and timing risk associated with the purchase of natural gas, we will use futures, swaps and option contracts traded or cleared on the Intercontinental Exchange and the New York Mercantile Exchange, or over-the-counter options and swaps with other natural gas merchants and financial institutions. Hedging arrangements would expose us to risk of financial loss in some circumstances, including when:

•	expected supply is less than the amount hedged;

•	the counterparty to the hedging contract defaults on its contractual obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

The use of derivatives also may require the posting of cash collateral with counterparties, which can impact working capital when commodity prices change.

The swaps regulatory provisions of the Dodd-Frank Act and the rules adopted thereunder and other regulations that may have an effect on our derivatives could have an adverse impact on our ability to hedge risks associated with our business and on our results of operations and cash flows.

Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) establishes federal oversight and regulation of the over-the-counter (“OTC”) derivatives market. The rules adopted under the Dodd-Frank Act by the Commodity Futures Trading Commission (“CFTC”) and SEC may adversely affect our ability to manage certain of our risks on a cost effective basis. Such laws and regulations may also adversely affect our ability to execute our strategies with respect to hedging our exposure to variability in expected future cash flows attributable to the future sale of our LNG inventory and to price risk attributable to future purchases of natural gas to be utilized as fuel to operate our LNG terminals and to secure natural gas feedstock for our Liquefaction Project.

The CFTC has proposed rules setting limits on the positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, including Henry Hub natural gas, held by market participants, with exceptions for certain bona fide hedging transactions. These position limits may be aggregated among all entities under common ownership or control, unless an exemption applies. If the position limits and aggregation requirements in the CFTC’s proposed rules or other similar position limits are imposed, our ability to execute our hedging strategies described above could be limited. However, it is uncertain at this time whether, when, and to what extent the CFTC’s position limits and aggregation rules will become final and effective.

Under the Dodd-Frank Act, and the rules adopted thereunder, we may be required to clear on a designated clearing organization any swaps into which we enter that fall within a class of swaps designated by the CFTC for mandatory clearing and we could have to execute trades in such swaps on certain markets. The CFTC has designated six classes of interest rate swaps and credit default swaps for mandatory clearing, but has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we expect to qualify for the end-user exception from the mandatory clearing and trade execution requirements for our swaps entered into to hedge our commercial risks, if we failed to qualify for that exception as to any swap we enter into and had to clear that swap on a designated clearing organization, we may be required to post margin with respect to such swap, our cost of entering into and maintaining such swap could increase and the flexibility we enjoy with respect to entering into uncleared over-the-counter swaps could be diminished.

Our counterparties that are subject to the regulations imposing the Basel III capital requirements on them may increase the cost to us of entering into swaps with them or require us to post collateral with them in connection with such swaps in order to offset their increased capital costs or to reduce their capital costs to maintain those swaps on their balance sheets. Moreover, the application of the mandatory clearing and trade execution requirements to other market participants, such as Swap Dealers, may change the cost and availability of the swaps that we use for hedging.

The CFTC and federal banking regulators have proposed rules to require certain types of market participants to collect and post initial and variation margin with respect to uncleared swaps. Such rules currently do not require the collection of margin from non-financial end users, but if we did not qualify as a non-financial end-user as to any of our swaps or the final rules adopted by the CFTC and the federal banking regulators required that the counterparties to our uncleared swaps collect margin from us, our cost of entering into and maintaining swaps would be increased. Certain provisions of the Dodd-Frank Act may also cause our derivatives counterparties to spin off some or all of their derivatives activities to a separate entity, which could require us to transact with less creditworthy counterparties than our current counterparties.

The Dodd-Frank Act also imposes regulatory requirements on swaps market participants, including swap dealers and other swaps entities as well as certain regulations on end users of swaps, including regulations relating to swap documentation, reporting, and recordkeeping, and certain business conduct rules applicable to swap dealers and other swaps entities. Together with the Basel III capital requirements on certain swaps market participants, these regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral ), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against certain risks that we encounter, reduce our ability to monetize or restructure our existing derivative contracts and to execute our hedging strategies, and increase our exposure to less creditworthy counterparties. If, as a result of the swaps regulatory regime discussed above, we were to reduce our use of swaps to hedge our risks, such as commodity price risks that we encounter in our operations, our operating results and cash flows may become more volatile and could be otherwise adversely affected.

Risks Relating to the Completion of Our Proposed Liquefaction Facilities and the Development and Operation of Our Business

Operation of the Liquefaction Project involves significant risks.

As more fully discussed in these risk factors, the Liquefaction Project faces operational risks, including the following:

•	the facilities’ performing below expected levels of efficiency;

•	breakdown or failures of equipment;

•	operational errors by vessel or tug operators;

•	operational errors by us or any contracted facility operator;

•	labor disputes; and

•	weather-related interruptions of operations.

We may not be successful in implementing our proposed business strategy to provide liquefaction capabilities at the Sabine Pass LNG terminal adjacent to the existing regasification facilities.

It will take several years to construct the Liquefaction Project, and we do not expect Train 1 to produce LNG until late 2015, at the earliest. Even if successfully constructed, the Liquefaction Project would be subject to the operating risks described herein. Accordingly, there are many risks associated with the Liquefaction Project, and if we are not successful in implementing our business strategy, we may not be able to generate cash flows, which could have a material adverse impact on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Cost overruns and delays in the completion of one or more Trains, as well as difficulties in obtaining sufficient financing to pay for such costs and delays, could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest on, premium, if any, and principal of the notes.

The actual construction costs of the Trains may be significantly higher than our current estimates as a result of many factors, including change orders under existing or future engineering, procurement and construction contracts resulting from the occurrence of certain specified events that may give Bechtel Oil, Gas and Chemicals, Inc. (“Bechtel”) the right to cause us to enter into change orders or resulting from changes with which we otherwise agree. See “Description of Principal Project Documents—EPC Contract (Trains 1 and 2),” “—EPC Contract (Trains 3 and 4)” and “—EPC Contract (Train 5).” We do not have any prior experience in constructing liquefaction facilities, and no liquefaction facilities have been constructed and placed in service in the United States in over 40 years. As construction progresses, we may decide or be forced to submit change orders to our contractor that could result in longer construction periods, higher construction costs or both.

Delays in the construction of one or more Trains beyond the estimated development periods, as well as change orders to the EPC contracts with Bechtel or any future engineering, procurement and construction contract related to additional Trains, could increase the cost of completion beyond the amounts that we estimate, which could require us to obtain additional sources of financing to fund our operations until the Liquefaction Project is constructed (which could cause further delays). Our ability to obtain financing that may be needed to provide additional funding to cover increased costs will depend, in part, on factors beyond our control. Accordingly, we may not be able to obtain financing on terms that are acceptable to us, or at all. Even if we are able to obtain financing, we may have to accept terms that are disadvantageous to us or that may have a material adverse effect on our current or future business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Delays in the completion of one or more Trains could lead to reduced revenues or termination of one or more of the SPAs by our counterparties.

Any delay in completion of a Train could cause a delay in the receipt of revenues projected therefrom, or cause a loss of one or more customers in the event of significant delays. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Our ability to complete development of Train 6 will be contingent on our ability to obtain additional funding. If we are unable to obtain sufficient funding, we may be unable to complete our business plan and our business may ultimately be unsuccessful.

We will require significant additional funding to be able to commence construction of Train 6, which we may not be able to obtain at a cost that results in positive economics, or at all. The inability to achieve acceptable funding may cause a delay in the development of Train 6, and we may not be able to complete our business plan. Even if we are able to obtain funding, the funding may be inadequate to cover any increases in costs or delays in completion of Train 6, which may cause a delay in the receipt of revenues projected therefrom or cause a loss of one or more customers in the event of significant delays. As a result, any significant construction delay, whatever the cause, could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Hurricanes or other disasters could result in an interruption of our operations, a delay in the completion of the Liquefaction Project, higher construction costs, and the deferral of the dates on which payments are due to us under the SPAs, all of which could adversely affect us.

In August and September of 2005, Hurricanes Katrina and Rita, respectively, damaged coastal and inland areas located in Texas, Louisiana, Mississippi and Alabama, resulting in the temporary suspension of construction of the Sabine Pass LNG terminal. In September 2008, Hurricane Ike struck the Texas and Louisiana coast, and the Sabine Pass LNG terminal experienced minor damage.

Future storms and related storm activity and collateral effects, or other disasters such as explosions, fires, floods or accidents, could result in damage to, or interruption of operations at, the Sabine Pass LNG terminal or related infrastructure, as well as delays or cost increases in the construction and the development of the Liquefaction Project and related infrastructure. Changes in the global climate may have significant physical effects, such as increased frequency and severity of storms, floods, and rising sea levels; if any such effects were to occur, they could have an adverse effect on our coastal operations.

Failure to obtain and maintain approvals and permits from governmental and regulatory agencies with respect to the design, construction and operation of the Liquefaction Project could impede operations and construction and could have a material adverse effect on us.

The design, construction and operation of LNG terminals, including the Liquefaction Project, and other facilities, and the import and export of LNG, are highly regulated activities. Approvals of the FERC and DOE under Section 3 of the Natural Gas Act of 1938, as amended (the “NGA”), as well as several other material governmental and regulatory approvals and permits, including several under the Clean Air Act (the “CAA”) and the Clean Water Act (the “CWA”), are required in order to construct and operate an LNG facility and export LNG. Although the FERC has issued an order under Section 3 of the NGA authorizing the siting, construction and operation of six Trains, the FERC order requires us to obtain certain additional approvals in conjunction with ongoing construction and operations of the Liquefaction Project. We also have a pending application with the DOE for authorization to export LNG to non-FTA countries in addition to the orders previously granted to us by the DOE. Authorizations obtained from other federal and state regulatory agencies also contain ongoing conditions, and additional approval and permit requirements may be imposed. We cannot control the outcome of the review and approval process. We do not know whether or when any such approvals or permits can be obtained, or whether or not any existing or potential interventions or other actions by third parties will interfere with our ability to obtain and maintain such permits or approvals. If we are unable to obtain and maintain the necessary approvals and permits, we may not be able to recover our investment in the Liquefaction Project. There is no assurance that we will obtain and maintain these governmental permits, approvals and authorizations, or that we will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, financial condition, operating results, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

We are entirely dependent on Cheniere and Cheniere Partners, including employees of Cheniere and its subsidiaries, for key personnel, and a loss of key personnel could have a material adverse effect on our business.

As of October 31, 2015, Cheniere and its subsidiaries had 828 full-time employees, including 478 employees who directly supported the Liquefaction Project. We have contracted with subsidiaries of Cheniere and Cheniere Partners to provide the personnel necessary for the construction and operation of the Liquefaction Project. We face competition for these highly skilled employees in the immediate vicinity of the Liquefaction Project and more generally from the Gulf Coast hydrocarbon processing and construction industries. A shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult to attract and retain personnel and could require an increase in the wage and benefits packages that are offered, thereby increasing our operating costs.

Our executive officers are officers and employees of Cheniere and its affiliates. We do not maintain key person life insurance policies on any personnel, and we do not have any employment contracts or other agreements with key personnel binding them to provide services for any particular term. The loss of the services of any of these individuals could have a material adverse effect on our business. In addition, our future success will depend in part on our ability to engage, and Cheniere’s ability to attract and retain, additional qualified personnel.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in personal harm or injury, penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a significant health and safety incident is likely to be costly in terms of potential liabilities. Such a failure could generate public concern and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies and local communities, which in turn could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interests, principal or premium, if any, on the notes.

We have numerous contractual and commercial relationships, and conflicts of interest, with Cheniere and its affiliates, including Cheniere Marketing.

We have agreements to compensate and to reimburse expenses of affiliates of Cheniere. In addition, we have a terminal use agreement with SPLNG under which SPLNG derives economic benefits, we have entered into a transportation agreement with a subsidiary of Cheniere Partners to transport natural gas to the Liquefaction Project and Cheniere Marketing has entered into an SPA with us to purchase, at Cheniere Marketing’s option, any LNG produced by us in excess of that required for other customers. All of these agreements involve conflicts of interest between us, on the one hand, and Cheniere and its other affiliates, on the other hand. In addition, Cheniere is currently developing and constructing a natural gas liquefaction facility near Corpus Christi, Texas and has entered into nine SPAs, with seven third-party customers, for the sale of LNG from this natural gas liquefaction facility, and may continue to enter into commercial agreements with respect to this natural gas liquefaction facility that might otherwise have been entered into with respect to Train 6.

We expect that there will be additional agreements or arrangements with Cheniere and its affiliates, including future transportation, interconnection and gas balancing agreements with one or more Cheniere-affiliated natural gas pipelines as well as other agreements and arrangements that cannot now be anticipated. In those circumstances where additional contracts with Cheniere and its affiliates may be necessary or desirable, additional conflicts of interest will be involved.

We are dependent on Cheniere and its affiliates to provide services to us. If Cheniere or its affiliates are unable or unwilling to perform according to the negotiated terms and timetable of their respective agreement for any reason or terminate their agreement, we would be required to engage a substitute service provider. This could result in a significant interference with operations and increased costs.

We are dependent on Bechtel and other contractors for the successful completion of the Liquefaction Project.

Timely and cost-effective completion of the Liquefaction Project in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of Bechtel and our other contractors under their agreements. The ability of Bechtel and our other contractors to perform successfully under their agreements is dependent on a number of factors, including their ability to:

•	design and engineer each Train to operate in accordance with specifications;

•	engage and retain third-party subcontractors and procure equipment and supplies;

•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failure to perform by subcontractors, some of which are beyond their control;

•	attract, develop and retain skilled personnel, including engineers;

•	post required construction bonds and comply with the terms thereof;

•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and

•	maintain their own financial condition, including adequate working capital.

Although some agreements may provide for liquidated damages if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of the applicable liquefaction facility, and any liquidated damages that we receive may not be sufficient to cover the damages that we suffer as a result of any such delay or impairment. The obligations of Bechtel and our other contractors to pay liquidated damages under their agreements are subject to caps on liability, as set forth therein. Furthermore, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the cost of the applicable liquefaction facility or result in a contractor’s unwillingness to perform further work on the Liquefaction Project. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement, we would be required to engage a substitute contractor. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

We are relying on third-party engineers to estimate the future capacity ratings and performance capabilities of the Liquefaction Project, and these estimates may prove to be inaccurate.

We are relying on third parties, principally Bechtel, for the design and engineering services underlying our estimates of the future capacity ratings and performance capabilities of the Liquefaction Project. If any Train, when actually constructed, fails to have the capacity ratings and performance capabilities that we intend, our estimates may not be accurate. Failure of any of our Trains to achieve our intended capacity ratings and performance capabilities could prevent us from achieving the commercial start dates under our SPAs and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

If third-party pipelines and other facilities interconnected to our facilities are or become unavailable to transport natural gas, this could have a material adverse effect on our business, financial condition, operating results, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

We will depend upon third-party pipelines and other facilities that will provide gas delivery options to our Liquefaction Project. If the construction of new or modified pipeline connections is not completed on schedule or any pipeline connection were to become unavailable for current or future volumes of natural gas due to repairs, damage to the facility, lack of capacity or any other reason, our ability to meet our SPA obligations and continue shipping natural gas from producing regions could be restricted, thereby reducing our revenues, which could have a material adverse effect on our business, financial condition, operating results, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

We may not be able to purchase or receive physical delivery of sufficient natural gas to satisfy our delivery obligations under the SPAs, which could have a material adverse effect on us.

Under the SPAs with our customers, we are required to deliver to them a specified amount of LNG at specified times. However, we may not be able to purchase or receive physical delivery of sufficient quantities of natural gas to satisfy those delivery obligations, which may provide affected SPA customers with the right to terminate their SPAs. Our failure to purchase or receive physical delivery of sufficient quantities of natural gas could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

We are subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses for us.

The construction and operation of the Liquefaction Project is and will be subject to the inherent risks associated with this type of operation, including explosions, pollution, release of toxic substances, fires, hurricanes and adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or in damage to or destruction of our facilities or damage to persons and property. In addition, our operations and the facilities and vessels of third parties on which our operations will be dependent face possible risks associated with acts of aggression or terrorism.

We do not, nor do we intend to, maintain insurance against all of these risks and losses. We may not be able to maintain desired or required insurance in the future at rates that we consider reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Cyclical or other changes in the demand for and price of LNG and natural gas may adversely affect our LNG business and the performance of our customers and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Our LNG business and the development of domestic LNG facilities and projects generally is based on assumptions about the future availability and price of natural gas and LNG, and the prospects for international natural gas and LNG markets. Natural gas and LNG prices have been, and are likely to continue to be, volatile and subject to wide fluctuations in response to one or more of the following factors:

•	additions to competitive regasification capacity in North America, Europe, Asia and other markets, which could divert LNG from the Sabine Pass LNG terminal;

•	competitive liquefaction capacity in North America, which could divert natural gas from the Liquefaction Project;

•	insufficient or oversupply of natural gas liquefaction or receiving capacity worldwide;

•	insufficient LNG tanker capacity;

•	weather conditions;

•	reduced demand and lower prices for natural gas;

•	increased natural gas production deliverable by pipelines, which could suppress demand for LNG;

•	decreased oil and natural gas exploration activities, which may decrease the production of natural gas;

•	cost improvements that allow competitors to provide liquefaction capabilities at reduced prices;

•	changes in supplies of, and prices for, alternative energy sources such as coal, oil, nuclear, hydroelectric, wind and solar energy, which may reduce the demand for natural gas;

•	changes in regulatory, tax or other governmental policies regarding exported LNG, natural gas or alternative energy sources, which may reduce the demand for exported LNG and/or natural gas;

•	political conditions in natural gas producing regions;

•	adverse relative demand for LNG compared to other markets, which may decrease LNG exports from North America; and

•	cyclical trends in general business and economic conditions that cause changes in the demand for natural gas.

Adverse trends or developments affecting any of these factors could result in decreases in the prices of LNG and natural gas, which could materially and adversely affect the performance of our customers, and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Failure of exported LNG to be a competitive source of energy could adversely affect our customers and could materially and adversely affect our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Operations at the Liquefaction Project will be dependent upon the ability of our SPA customers to deliver LNG supplies from the United States, which is primarily dependent upon LNG being a competitive source of energy internationally. The success of our business plan is dependent, in part, on the extent to which LNG can, for significant periods and in significant volumes, be supplied from North America and delivered to international markets at a lower cost than the cost of other alternative energy sources. Through the use of improved exploration technologies, additional sources of natural gas have recently been and may continue to be discovered outside North America, which could further increase the available supply of natural gas and could result in natural gas being available at a lower cost than LNG exported to these markets. Political instability in foreign countries that import natural gas, or strained relations between such countries and the United States, may also impede the willingness or ability of LNG suppliers and merchants in such countries to import LNG from the United States. Furthermore, some foreign suppliers of LNG may have economic or other reasons to obtain their LNG from non-United States markets or from competitors’ liquefaction facilities in the United States. In addition to natural gas, LNG also competes with other sources of energy, including coal, oil, nuclear, hydroelectric, wind and solar energy, which can be or become available at a lower cost in certain markets.

As a result of these and other factors, LNG may not be a competitive source of energy internationally. The failure of LNG to be a competitive supply alternative to local natural gas, oil and other alternative energy sources could adversely affect the ability of our customers to deliver LNG from the United States on a commercial basis. Any significant impediment to the ability to deliver LNG from the United States generally, or from the Liquefaction Project specifically, could have a material adverse effect on our customers and on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Various economic and political factors could negatively affect the development of the Liquefaction Project, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Commercial development of a liquefaction facility takes a number of years, requires a substantial capital investment and may be delayed by factors such as:

•	increased construction costs;

•	economic downturns, increases in interest rates or other events that may affect the availability of sufficient financing for liquefaction projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in liquefaction projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate liquefaction facilities;

•	political unrest or local community resistance to the siting of liquefaction facilities due to safety, environmental or security concerns; and

•	any significant explosion, spill or similar incident involving a liquefaction facility or LNG vessel.

There may be shortages of LNG vessels worldwide, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

The construction and delivery of LNG vessels require significant capital and long construction lead times, and the availability of the vessels could be delayed to the detriment of our business and our customers because of:

•	an inadequate number of shipyards constructing LNG vessels and a backlog of orders at these shipyards;

•	political or economic disturbances in the countries where the vessels are being constructed;

•	changes in governmental regulations or maritime self-regulatory organizations;

•	work stoppages or other labor disturbances at the shipyards;

•	bankruptcy or other financial crisis of shipbuilders;

•	quality or engineering problems;

•	weather interference or a catastrophic event, such as a major earthquake, tsunami or fire; and

•	shortages of or delays in the receipt of necessary construction materials.

We may not be able to secure firm pipeline transportation capacity on economic terms that is sufficient to meet our feed gas transportation requirements, which could have a material adverse effect on us.

We have contracted for firm capacity for our natural gas feedstock transportation requirements for Trains 1 through 5 of the Liquefaction Project and have an option for firm capacity for Train 6. We cannot control the regulatory and permitting approvals nor third parties’ construction times, which could impair our ability to fulfill our obligations under certain of our SPAs and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

We face competition based upon the international market price for LNG.

The Liquefaction Project is subject to the risk of LNG price competition at times when we need to replace any existing SPA, whether due to natural expiration, default or otherwise, or enter into new SPAs with respect to Train 6. Factors relating to competition may prevent us from entering into a new or replacement SPA on economically comparable terms as existing SPAs, or at all. Such an event could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes. Factors which may negatively affect potential demand for LNG from the Liquefaction Project are diverse and include, among others:

•	increases in worldwide LNG production capacity and availability of LNG for market supply;

•	increases in demand for LNG but at levels below those required to maintain current price equilibrium with respect to supply;

•	increases in the cost to supply natural gas feedstock to the Liquefaction Project;

•	decreases in the cost of competing sources of natural gas or alternate fuels such as coal, heavy fuel oil and diesel;

•	decreases in the price of non-U.S. LNG, including decreases in price as a result of contracts indexed to lower oil prices;

•	increases in capacity and utilization of nuclear power and related facilities; and

•	displacement of LNG by pipeline natural gas or alternate fuels in locations where access to these energy sources is not currently available.

Terrorist attacks, including cyberterrorism, or military campaigns may adversely impact our business.

A terrorist, including cyberterrorist, or military incident involving an LNG facility, our infrastructure or an LNG vessel may result in delays in, or cancellation of, construction of new LNG facilities, including one or more of the Trains, which would increase our costs and decrease our cash flows. A terrorist incident may also result in temporary or permanent closure of existing LNG facilities, including the Sabine Pass LNG terminal, which could increase our costs and decrease our cash flows, depending on the duration and timing of the closure. Our operations could also become subject to increased governmental scrutiny that may result in additional security measures at a significant incremental cost to us. In addition, the threat of terrorism and the impact of military campaigns may lead to continued volatility in prices for natural gas that could adversely affect our business and our customers, including their ability to satisfy their obligations to us under our commercial agreements. Instability in the financial markets as a result of terrorism, including cyberterrorism, or war could also materially adversely affect our ability to raise capital. The continuation of these developments may subject our construction and our operations to increased risks, as well as increased costs, and, depending on their ultimate magnitude, could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Existing and future environmental and similar laws and governmental regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions.

Our business is and will be subject to extensive federal, state and local laws and regulations that regulate and restrict, among other things, discharges to air, land and water, with particular respect to the protection of the environment and natural resources; the handling, storage and disposal of hazardous materials, hazardous waste, and petroleum products; and remediation associated with the release of hazardous substances. Many of these laws and regulations, such as the CAA, the Oil Pollution Act, the CWA and the Resource Conservation and Recovery Act (the “RCRA”), and analogous state laws and regulations, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with the construction and operation of our facilities, and require us to maintain permits and provide governmental authorities with access to our facilities for inspection and reports related to our compliance. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes. Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of our facilities, we could be liable for the costs of cleaning up hazardous substances released into the environment at or from our facilities and for resulting damage to natural resources.

There are numerous regulatory approaches currently in effect or being considered to address GHG emissions, including possible future United States treaty commitments, new federal or state legislation that may impose a carbon emissions tax or establish a cap-and-trade program, and regulation by the Environmental Protection Agency (the “EPA”). In addition, as we consume natural gas at the Sabine Pass LNG terminal, a future carbon tax or other regulation may be imposed on us directly.

Other future legislation and regulations, such as those relating to the transportation and security of LNG exported from the Sabine Pass LNG terminal through the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast, could cause additional expenditures, restrictions and delays in our business and to our proposed construction, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating or construction costs and restrictions could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Our lack of diversification could have an adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, prospects and ability to make payments of interest, principal or premium, if any, on the notes.

Due to our lack of asset and geographic diversification, an adverse development at the Liquefaction Project or in the LNG industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

We may incur impairments to long-lived assets.

We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Significant negative industry or economic trends, reduced estimates of future cash flows for our business or disruptions to our business could lead to an impairment charge of our long-lived assets. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Projections of future operating results and cash flows may vary significantly from results. In addition, if our analysis results in an impairment to our long-lived assets, we may be required to record a charge to earnings in our financial statements during a period in which such impairment is determined to exist, which may negatively impact our results of operations.

Risks Relating to the Exchange Offer and the Notes

If you do not properly tender your Old Notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.

We will only issue New Notes in exchange for Old Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes, and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of Old Notes. Please read “The Exchange Offer—Procedures for Tendering” and “Description of Notes.”

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on the certificates for your Old Notes. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except in connection with this exchange offer or as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act. For further information regarding the consequences of not tendering your Old Notes in the exchange offer, please read “The Exchange Offer—Consequences of Failure to Exchange Outstanding Securities.”

Some holders who exchange their Old Notes may be deemed to be underwriters.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

We will be able to incur substantially more indebtedness in the future. This could further exacerbate the risks associated with our substantial leverage.

Subject to the covenants described under the headings “Description of Notes—Covenants Applicable to the Notes—Restriction on Indebtedness” and, as applicable, “Description of Notes—Covenants Applicable to the Notes—Changes in Covenants when Notes Rated Investment Grade,” the indenture governing the notes does not prohibit us from incurring additional indebtedness, including additional senior or secured indebtedness, and other liabilities, or from pledging assets to secure such indebtedness and liabilities. As of September 30, 2015, we had $8.8 billion of total debt outstanding (before premium), excluding $9.5 million of outstanding letters of credit, together with $4.3 billion of undrawn and available commitments under the 2015 Credit Facilities. We also have $1.2 billion available under the Working Capital Facility for certain working capital requirements. See “Description of Other Indebtedness” for additional information regarding our 2015 Credit Facilities and the Working Capital Facility. We anticipate incurring additional indebtedness in connection with the construction of Train 6, if we make a positive final investment decision with respect to such Train. The incurrence of additional indebtedness and, in particular, the granting of a security interest in the collateral to secure the indebtedness could adversely affect our ability to pay our obligations on the notes.

Our substantial indebtedness could adversely affect our ability to operate our business and prevent us from fulfilling our obligations under the notes.

Our substantial indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	limiting our ability to obtain additional financing to fund our capital expenditures, working capital, acquisitions, debt service requirements or liquidity needs for general business or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt, including indebtedness that we may incur in the future;

•	limiting our ability to compete with other companies who are not as highly leveraged;

•	limiting our ability to react to changing market conditions in our industry and in our customers’ industries and to economic downturns;

•	limiting our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

•	making us more vulnerable than a less leveraged company to a downturn in our business or in the economy; and

•	resulting in a material adverse effect on our business, results of operations and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

Our ability to satisfy our obligations, including the notes, will depend upon our future operating performance. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make payments on our debt obligations. We do not anticipate receiving operating cash flows until early 2016 at the earliest, when Train 1 of the Liquefaction Project is anticipated to commence operations. If we cannot thereafter generate sufficient cash from operations to meet our other obligations, we may need to refinance or sell assets. Our business may not generate sufficient cash flow, or we may not be able to obtain sufficient funding, to make the payments required by all of our debt, including the notes.

To service our indebtedness, we will require significant amounts of cash. Our ability to generate cash will depend on some factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures, will depend on our ability to generate cash in the future. Our business may not generate sufficient cash flow from operations, currently anticipated costs may increase or future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. If any of the counterparties to our SPAs fails to perform its obligations under its respective SPA or if any of our SPAs are terminated, it could adversely affect our ability to make payments on or refinance the notes. We may not be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms or at all.

We may have to seek additional financing to construct Train 6.

We expect to continue to make significant capital outlays for the foreseeable future to fund the remaining cost of the Liquefaction Project including Train 6, if we make a positive final investment decision with respect to such Train, prior to the time that we begin to generate positive cash flow from operations and for the foreseeable future thereafter. We believe that our outstanding $2.0 billion of 5.625% Senior Secured Notes due 2021 (the “2021 Senior Notes”), outstanding $1.0 billion of 6.250% Senior Secured Notes due 2022 (the “2022 Senior Notes”), outstanding $1.5 billion of 5.625% Senior Secured Notes due 2023 (the “2023 Senior Notes”), outstanding $2.0 billion of 5.75% Senior Secured Notes due 2024 (the “2024 Senior Notes”), and the 2025 Notes (collectively with the 2021 Senior Notes, the 2022 Senior Notes, the 2023 Senior Notes, and the 2024 Notes, the “Senior Notes”), in addition to construction loans and unfunded commitments under our 2015 Credit Facilities and projected operating cash flow, will be sufficient to meet our currently anticipated capital and operating and debt service requirements with respect to Trains 1 through 5 through December 31, 2020, the latest maturity date of the 2015 Credit Facilities. We currently project that our cash flows from operations will commence early 2016 at the earliest, when Train 1 of the Liquefaction Project is anticipated to commence operations, and will be sufficient to meet our ongoing capital and operating requirements and to pay the interest on our outstanding debt for Trains 1 through 5. If our cash flows from operations are less than projected, or if our future operating, capital and debt service requirements are higher than we currently estimate, we may require additional debt or equity financing in amounts that could be substantial.

The type, timing and terms of any future financing will depend on our cash requirements, our cash flows and prevailing conditions in the financial markets. Future financing may not be available to us at any given time or the terms thereof may not be desirable. Our current estimates of future results of operations (which will depend upon numerous future factors and conditions, some of which are outside of our control) may not be accurate. They are merely estimates of future events and actual events will probably vary from current estimates, possibly materially. If we decide or are required to further expand our facility or to introduce new products or services, our funding needs will increase, possibly to a significant degree.

Because the costs of constructing, maintaining and operating the Liquefaction Project, the costs of conducting our business, and the amounts of our future revenues, will all depend on a variety of factors (including our ability to meet our construction schedules, performance by our contract counterparties and potential regulatory changes), actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations are likely to affect our future capital requirements. Accordingly, we may be required to raise substantial additional capital in the future and our current estimates may prove to be inaccurate.

The indenture governing the notes contains restrictions that limit our flexibility in operating our business.

The indenture governing the notes contains several significant covenants that, among other things, restrict our ability to:

•	incur additional indebtedness;

•	create liens on our assets; and

•	engage in mergers or acquisitions and to make equity investments.

Under some circumstances, these restrictive covenants may not allow us the flexibility that we need to operate our business in an effective and efficient manner and may prevent us from taking advantage of strategic and financial opportunities that would benefit our business. However, certain of these covenants are also subject to significant exceptions which provide flexibility to us but may provide greater risk to holders of the notes.

If we fail to comply with the restrictions in the indenture governing the notes, the Common Terms Agreement or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies.

We may not be able to repurchase notes upon a change of control or upon the exercise of the holders’ options to require repurchase of notes if certain asset sales or loss events occur.

Upon the occurrence of a change of control, as defined under the caption “Description of Notes—Certain Definitions,” you have the right to require us to repurchase your notes at a purchase price in cash equal to 101% of the principal amount of your notes plus accrued and unpaid interest, if any. After the Project Completion Date, as defined under the caption “Description of Notes—Certain Definitions,” a change of control shall not be deemed to have occurred if we receive rating reaffirmations from two rating agencies (or one rating agency, if only one rating agency currently rates the notes) reaffirming the then current rating of the notes as of the date of such change of control. Any future credit agreement or other agreements relating to indebtedness to which we become a party may contain similar provisions. In the event that we experience a change of control as defined in the indenture governing the notes that results in us having to repurchase the notes or upon the exercise of the holders’ options to require repurchase of the notes in the event of certain asset sales or loss events, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other debt instruments. Our failure to make the change of control offer or to pay the change of control purchase price when due or to make payments upon the exercise of the holders’ options to require repurchase of the notes in the event of certain asset sales or loss events would result in a default under the indenture governing the notes. In addition, the change of control feature of the notes does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state statutes allow courts, under specific circumstances, to void the notes and require note holders to return payments received from us.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes could be voided, or claims in respect of the notes could be subordinated to all other debts of ours if, among other things, we, at the time the indebtedness evidenced by the notes was incurred:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the indebtedness; and

•	were insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	were engaged, or about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured.

In addition, any payment by us could be voided and required to be returned to us, or to a fund for the benefit of our creditors. In any such case, your right to receive payments in respect of the notes from us would be effectively subordinated to all of our indebtedness and other liabilities.

The rights of the Common Security Trustee to foreclose upon collateral may be impaired by bankruptcy law.

The rights of Société Générale, as the Common Security Trustee and Intercreditor Agent named in the 2015 Credit Facilities (the “Common Security Trustee”) to foreclose upon and sell collateral, including assets in any accounts, upon the occurrence of an event of default under the Common Terms Agreement or the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against us. Under applicable bankruptcy law, secured creditors such as the holders of the notes would be prohibited from foreclosing upon or disposing of a debtor’s property without prior bankruptcy court approval.

Your ability to resell the notes may be limited by a number of factors; prices for the notes may be volatile.

There currently is no established market for the notes, and no active or liquid trading market may develop for the notes. We do not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than reflected by their initial offering price, depending on many factors, including among other things:

•	changes in the overall market for debt securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

In addition, the market for non-investment grade indebtedness has historically been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your notes.

Many of the covenants contained in the indenture will no longer be applicable to the notes if the notes are rated investment grade by at least two of Moody’s, Fitch or S&P (or, if any of such entities cease to rate the notes for reasons outside of our control, the equivalent investment grade credit rating from any other Acceptable Rating Agency selected by us as a replacement agency) and no default or event of default has occurred and is continuing.

The Old Notes are rated and the New Notes are anticipated to be rated BB+ by Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. and Ba3 by Moody’s Investors Service, Inc. Many of the covenants contained in the indenture will no longer be applicable to the notes if the notes are rated investment grade by at least two of Moody’s Investors Service, Inc., Fitch Ratings, Ltd. or Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc. (or, if any of such entities cease to rate the notes for reasons outside of our control, the equivalent investment grade credit rating from any other Acceptable Rating Agency, as defined under the caption “Description of Notes—Certain Definitions,” selected by us as a replacement agency) and no default or event of default has occurred and is continuing. Such covenants include those that restrict, among other things, our ability to make certain investments, to engage in transactions with our affiliates and to enter into certain other transactions. In addition, if we satisfy the conditions described above, the covenants restricting our ability to incur or guarantee debt will be less restrictive in certain circumstances. There can be no assurance that the notes will ever be rated investment grade. However, the inapplicability of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force, and the covenants will not be reinstated if the notes are subsequently downgraded below investment grade. See “Description of Notes—Covenants Applicable to the Notes—Changes in Covenants when Notes Rated Investment Grade.”

There may not be sufficient collateral to pay all or any amounts due on the notes.

We own no significant assets other than those related to the ownership and operation of the Liquefaction Project. If we default under the indenture governing the notes, the Common Security Trustee’s remedies under the security documents, including foreclosure on the collateral, may not provide sufficient funds to pay our obligations under the indenture governing the notes. Moreover, our direct and indirect owners and their affiliates do not have any liability for the payment or performance of the notes.

The notes are secured by a first priority lien on the collateral, equal in right of security with the holders of the Senior Notes (excluding the notes), lenders under the Working Capital Facility and the lenders under the 2015 Credit Facilities (described below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources—2015 Credit Facilities” and “—Working Capital Facility”) and any of our other debt permitted to be secured by the collateral. To the extent third parties enjoy prior liens, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. See “Description of Notes—Security.” Any additional permitted liens or the incurrence of additional secured debt may have the effect of significantly diluting your ability to recover payment in full on the notes from the then existing pool of collateral and will adversely affect your relative position with respect to the collateral.

The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The value of the assets that are pledged or charged, as applicable, as collateral could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by you from the sale of any portion of the collateral and the amount of our obligations owed to you under the notes will rank equally in right of payment with all of our other unsecured debt and other obligations that are not subordinated, including trade payables.

In addition, releases of collateral from the liens securing the notes will be permitted under certain circumstances. The actual provisions relating to such releases are contained in the Intercreditor Agreement (as defined below) and the indenture governing the notes. See “Description of Notes—Security.” If the Common Security Trustee were to foreclose upon our assets, there are certain assets, such as permits and certain contracts, which the Common Security Trustee may not be able to effectively foreclose upon without the consent of third parties, such as a governmental authority. We cannot assure you that if the Common Security Trustee forecloses on our assets, the Common Security Trustee will be able to obtain all of the third-party approvals necessary to obtain or transfer ownership of all assets necessary to operate the Liquefaction Project.

Furthermore, if the Common Security Trustee forecloses on the collateral, then, in connection therewith, transferring required permits to a purchaser or new operator of the Liquefaction Project may require additional governmental approvals or proceedings, which could result in delays. Accordingly, we cannot assure you that, if we default on the payments due on the notes and the Common Security Trustee forecloses on and sells the collateral, you will receive sufficient proceeds to pay all amounts that we owe on the notes.

The Intercreditor Agreement contains provisions that may limit the remedies that could be exercised in respect of an event of default, unless and until the required parties have directed the Intercreditor Agent who, in turn, directs the Common Security Trustee to do so. The holders of the notes are also deemed to vote in conformity with Secured Bank Debt Holders in numerous instances.

On June 30, 2015, we entered into a second amended and restated intercreditor agreement (the “Intercreditor Agreement”) with representatives of holders of our secured debt (other than our secured notes, “Secured Bank Debt Holders”) and Société Générale, as the Common Security Trustee and the Intercreditor Agent,

which governs the relationship between the secured parties and regulates the claims of the secured parties against us and the enforcement by the secured parties of the liens upon any collateral, including the method of voting and decision making, and the appointment of the Intercreditor Agent.

The Intercreditor Agreement requires the affirmative vote of secured parties representing a certain percentage of our outstanding secured debt obligations to direct specific actions of the Intercreditor Agent and Common Security Trustee, including the exercise of remedies with respect to the collateral following an event of default under the indenture governing the notes or the documents governing such other secured debt (including the 2015 Credit Facilities and Working Capital Facility). Because the affirmative vote of these required secured parties will be required before the Common Security Trustee will be able to exercise remedies, if an event of default under the indenture governing the notes were to occur, no remedies could be exercised in respect of the collateral unless and until the required secured parties have directed the Intercreditor Agent who, in turn, directs the Common Security Trustee to do so. If the holders of the notes do not constitute holders of at least the applicable percentage of the outstanding indebtedness secured by the collateral, the Indenture Trustee and the holders of the notes may not be able to direct the Intercreditor Agent or the Common Security Trustee to exercise remedies in respect of the collateral upon the occurrence of an event of default under the indenture governing the notes without the affirmative vote of other secured parties. In certain cases under the Intercreditor Agreement, the holders of the notes do not have the right to vote and decisions will be determined by other holders of our secured debt. See “Description of Notes—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Voting and Decision—Making” and “—Enforcement of Security Interests.”

The indenture also provides that in numerous instances the holders of the notes are deemed to vote in conformity with the Secured Bank Debt Holders, without the requirement of a vote or consent by the holders of the notes. See “Description of Notes—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Modifications—Majority Decisions” and “—Unanimous Decisions.”

The remedies available to the holders of the notes and the Common Security Trustee may be limited in bankruptcy.

If we seek the protection of bankruptcy or insolvency laws, or if one or more of our creditors commences an involuntary bankruptcy proceeding against us, the Common Security Trustee’s rights to foreclose on the collateral and our ability to make payments in respect of the notes are likely to be significantly impaired. Upon the commencement of a case for relief under Title 11 of the U.S. Code (the “Bankruptcy Code”), a secured creditor such as the Common Security Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to remain and use collateral although the debtor is in default under the applicable debt instrument, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security if and at such times as the court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor is “adequately protected” and therefore not entitled to prevent diminution in the value of its collateral if the value of the collateral sufficiently exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary and equitable powers of a bankruptcy court, it is impossible to predict:

•	how long payments under the notes could be delayed following commencement of a bankruptcy case;

•	whether or when the Common Security Trustee could repossess or dispose of the collateral; or

•	whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Furthermore, in the event a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would hold a secured claim to the extent of the value of the collateral to which the holders of the notes are entitled and would hold unsecured claims with respect to such shortfall. The Bankruptcy Code permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s court proceeding to exceed the aggregate outstanding principal amount of the obligations secured by the collateral up to the value of the collateral. In addition, if we or any counterparty to any one of our contracts were the subject of bankruptcy proceedings, then we or such counterparty, as the case may be, or a trustee appointed in the applicable bankruptcy case, could choose to reject the contract. If that occurred, the contract would be treated as terminated and the Common Security Trustee could not specifically enforce the rejected contract.

Your rights in the collateral may be adversely affected by the failure to perfect security interests in such collateral and other issues generally associated with the realization of security interests in such collateral.

Generally, a security interest in tangible and intangible assets can only be properly perfected, a valid lien created on such assets can only be granted, and the priority of such lien can only be retained, if certain actions are undertaken by the applicable secured party. The liens in all collateral from time to time owned by us may not be perfected or validly created with respect to the notes if the Common Security Trustee has not taken the actions necessary to perfect or validly create any of those liens upon or prior to the issuance of the notes. The inability or failure of the Common Security Trustee to take all actions necessary to create properly perfected security interests or validly created liens on the collateral may result in the loss of the priority of the security interest for your benefit to which you would have been entitled had such perfection or valid creation of such liens been effectuated by the Common Security Trustee.

In addition, applicable law provides that certain property and rights acquired after the grant of a general security interest can only be perfected and a lien on such property and rights validly created at the time such property and rights are acquired and identified. We will have limited obligations to perfect your security interest in, or create valid liens with respect to, specified collateral. We cannot assure you that the Common Security Trustee will monitor, or that we will inform the Common Security Trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in, or create a valid lien with respect to, such after-acquired collateral. Our failure to meet our obligations to inform the Common Security Trustee of the future acquisition of property or rights that constitute collateral may constitute a breach under the security document, which may result in the acceleration of our indebtedness. However, acceleration of such obligations in such situation may not provide an adequate remedy to you if the value of the collateral is impaired by the failure to perfect the security interest in, or create a valid lien with respect to, such after-acquired collateral. The Common Security Trustee has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest or the creation of a valid lien with respect thereto. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest granted to secure the notes as against third parties.

The collateral is subject to casualty risks, which may limit your ability to recover as a secured creditor for losses to the collateral, and which may have an adverse impact on our operations and results.

The indenture governing the notes and the security documents require us to maintain insurance with responsible and financially sound insurance carriers, in such form and amounts as is necessary to insure the projected maximum loss for the Liquefaction Project. However, there are certain losses, including losses resulting from terrorist acts, which may be either uninsurable or not economical to insure, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all of our obligations, including the notes.

In the event of a total or partial loss affecting any of the collateral securing the notes, certain items of equipment and inventory may not be easily replaced. Accordingly, although there may be insurance coverage, the extended period needed to obtain replacement units or inventory may cause significant delays, which may have an adverse impact on our operations and results.

The indenture governing the notes does not contain the representations and warranties, covenants or events of default contained in the Common Terms Agreement.

On June 30, 2015, we entered into the Common Terms Agreement, in order to set out certain provisions regarding, among other things: (a) common representations and warranties; (b) common covenants; and (c) common events of default under the secured debt instruments. In connection with the Indenture Trustee becoming party to the Common Terms Agreement and the Intercreditor Agreement, the Indenture Trustee has opted-out of the representations and warranties, covenants and most events of default under the Common Terms Agreement, and the covenants and events of default applicable to the notes are as set forth in the indenture, as described under “Description of Notes.” As a holder of the notes, you do not have the benefit of the representations and warranties, covenants or many of the events of default pursuant to the Common Terms Agreement.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral in favor of the collateral trustee, including pursuant to security documents delivered after the date of the indenture governing the notes, might be avoidable by the pledgor (as the debtor in possession in a bankruptcy proceeding) or by the trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

A future subsidiary’s guarantee of the notes may be reduced, avoided or released under certain circumstances and you may not receive any payments from some or all of those guarantors.

Our future domestic subsidiaries will be required to guarantee the notes under certain circumstances. There is legal uncertainty regarding whether those guarantees would be legally enforceable in any bankruptcy proceedings involving those guarantors. If a subsidiary’s guarantee is unenforceable, any security interest in the subsidiary’s assets granted to secure that guarantee also could be set aside and the property made available to other creditors of the bankrupt subsidiary. Among other things, there is a risk that the guarantee, and any related security interest, could be considered a fraudulent conveyance, that can be set aside in bankruptcy proceedings. The indenture governing the notes contains a “savings clause,” which limits the liability of each subsidiary’s note guarantee to the maximum amount that such guarantor can incur without risk that its note guarantee will be subject to avoidance as a fraudulent transfer. As a result, a guarantor’s liability under its note guarantee could be reduced in amount or reduced to zero, depending upon the amount of other obligations of such guarantor. We cannot assure you that this limitation of liability will protect such note guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the note guarantees would be sufficient to pay the notes in full when due.

The notes will be structurally subordinated in right of payment to the indebtedness and other liabilities of our future subsidiaries that do not guarantee the notes.

The notes, and guarantees of our future subsidiaries, will be structurally subordinated to all of the liabilities of any of our future subsidiaries that do not guarantee the notes and these liabilities would be required to be paid before the holders of the notes have a claim, if any, against those subsidiaries and their assets. Therefore, if there was a dissolution, bankruptcy, liquidation or reorganization of any such subsidiary, the holders of notes would not receive any amounts with respect to the notes from the assets of such non-guarantor subsidiary until after the payment in full of the claims of creditors of such subsidiary. As of the date of this prospectus, we do not have any subsidiaries.

Your right to receive payments under the notes are effectively subordinated to indebtedness secured by other assets.

The notes are effectively subordinated to any secured debt we may incur that is secured by assets that are not part of the collateral securing the notes to the extent of the assets securing such debt. In the event of a liquidation, dissolution, reorganization, bankruptcy or similar proceeding involving us, such assets which serve as collateral for such other secured debt that are not part of the collateral securing the notes will be available to satisfy the obligations under such secured debt before any payments are made on the notes.

The ratings of the notes may be lowered or withdrawn.

The ratings address the likelihood of timely payment of the scheduled interest and principal on each scheduled payment date. The ratings do not address the likelihood of payment of any overdue interest, premiums or any other amounts payable in respect of the notes or the timeliness of any accelerated principal payments coming due as the result of the occurrence of an event of default. A rating is not a recommendation to buy, sell or hold a note (or beneficial interests therein) and is subject to revision or withdrawal in the future by each rating agency.

Changes in our credit rating could adversely affect the market price or liquidity of the notes.

Credit rating agencies continually revise their ratings for the companies that they follow. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their initial ratings on the notes. A negative change in our ratings could have an adverse effect on the trading price or liquidity of the notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement we entered into in connection with the private offering of the Old Notes. We will not receive any proceeds from the issuance of the New Notes in the exchange offer. In consideration for issuing the New Notes as contemplated in this prospectus, we will receive, in exchange, outstanding Old Notes in like principal amount. We will cancel all of the Old Notes surrendered in exchange for New Notes in the exchange offer. As a result, the issuance of the New Notes will not result in any increase or decrease in our indebtedness.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected financial data as of and for the periods indicated. The selected historical balance sheet data as of December 31, 2014 and 2013 and selected historical statement of operations data for the years ended December 31, 2014, 2013 and 2012 are derived from our audited historical financial statements that have been included elsewhere in this prospectus. We have derived the selected financial data presented as of September 30, 2015 and for the nine months ended September 30, 2015 and 2014 from our unaudited interim financial statements included elsewhere in this prospectus. The selected historical balance sheet data as of December 31, 2012, 2011 and 2010 and selected historical statement of operations data for the year ended December 31, 2011 and the period from June 24, 2010 (date of inception) through December 31, 2010 are derived from our audited historical financial statements not included in this prospectus. You should read the selected financial data set forth below in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

	September 30,	As of December 31,
	2015	2014	2013	2012	2011	2010
		(in thousands)
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$—	$—	$—	$—	$—	$—
Restricted cash (current)	327,150	155,810	192,144	75,133	—	—
Non-current restricted cash	—	457,053	867,590	196,319	—	—
Property, plant and equipment, net	9,205,564	6,962,395	4,412,580	1,228,720	279	—
Total assets	10,072,619	7,945,745	5,941,972	1,710,380	1,390	61
Long-term debt, net	8,765,660	6,517,266	4,111,562	100,000	—	—
Total equity (deficit)	966,419	1,272,401	1,638,265	1,467,239	(46,380)	(9,869)

	Nine Months Ended September 30,		Year ended December 31,				Period from June 24, 2010 (Inception) Through December 31,
	2015	2014	2014	2013	2012	2011	2010
		(in thousands)
Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—	$—	$—
Expenses	56,730	96,441	120,039	136,136	85,783	36,511	9,869
Loss from operations	(56,730)	(96,441)	(120,039)	(136,136)	(85,783)	(36,511)	(9,869)
Total other income (expense)	(173,755)	(220,435)	(256,814)	(58,354)	626	—	—
Net loss	(230,485)	(316,876)	(376,853)	(194,490)	(85,157)	(36,511)	(9,869)
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2014, 2013, 2012 and 2011, and for the period from June 24, 2010 (date of inception) through December 31, 2010, earnings were not adequate to cover fixed charges by $750.9 million, $422.4 million, $120.3 million, $36.5 million and $9.9 million, respectively. For the nine months ended September 30, 2015 and 2014, earnings were not adequate to cover fixed charges by $587.2 million and $588.4 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents management’s view of our business, financial condition and overall performance and should be read in conjunction with our Financial Statements and the accompanying notes included elsewhere in this prospectus. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. Our discussion and analysis includes the following subjects:

•	Overview of Business;

•	Overview of Significant Events;

•	Liquidity and Capital Resources;

•	Contractual Obligations;

•	Results of Operations;

•	Off-Balance Sheet Arrangements;

•	Summary of Critical Accounting Policies and Estimates;

•	Recent Accounting Standards; and

•	Quantitative and Qualitative Disclosures about Market Risk.

Overview of Business

We were formed by Cheniere Energy Partners, L.P. (“Cheniere Partners”) in June 2010 to own, develop and operate natural gas liquefaction facilities in Cameron Parish, Louisiana (the “Liquefaction Project”) at the Sabine Pass LNG terminal adjacent to the existing regasification facilities owned and operated by Sabine Pass LNG, L.P. (“SPLNG”). We plan to construct up to six Trains, which are in various stages of development. Each Train is expected to have a nominal production capacity of approximately 4.5 mtpa of LNG.

Overview of Significant Events

Our significant accomplishments since January 1, 2015 and through the date of this prospectus include the following:

•	In March 2015, we issued an aggregate principal amount of $2.0 billion of 5.625% Senior Secured Notes due 2025 (the “2025 Senior Notes”). Net proceeds from the offering will be used to pay a portion of the capital costs associated with the construction of the first four Trains of the Liquefaction Project.

•	In April 2015, we received authorization from the FERC to site, construct and operate Trains 5 and 6 of the Liquefaction Project.

•	In May 2015, we entered into a lump sum turnkey contract with Bechtel Oil, Gas and Chemicals, Inc. (“Bechtel”) for the engineering, procurement and construction of Train 5 of the Liquefaction Project (the “EPC Contract (Train 5)”).

•	In June 2015, we received authorization from the DOE to export up to a combined total of the equivalent of 503.3 Bcf/yr of domestically produced LNG by vessel from Trains 5 and 6 of the Liquefaction Project to non-FTA countries for a 20-year term.

•	In June 2015, we entered into four credit facilities (collectively, the “2015 Credit Facilities”) totaling $4.6 billion, which replaced our existing credit facilities. The 2015 Credit Facilities will be used to fund a portion of the costs of developing, constructing and placing into operation Trains 1 through 5 of the Liquefaction Project.

•	On June 30, 2015, we issued a notice to proceed to Bechtel under the EPC Contract (Train 5) to commence construction of Train 5.

•	On September 4, 2015, we entered into a $1.2 billion Amended and Restated Senior Working Capital Revolving Credit and Letter of Credit Reimbursement Agreement (the “Working Capital Facility”), which will be used primarily for certain working capital requirements related to developing and placing into operation the Liquefaction Project.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of September 30, 2015, we had zero cash and cash equivalents and $327.2 million of current and non-current restricted cash.

Liquefaction Facilities

Our Liquefaction Project is being developed and constructed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. We commenced construction of Trains 1 and 2 and the related new facilities needed to treat, liquefy, store and export natural gas in August 2012. Construction of Trains 3 and 4 and the related facilities commenced in May 2013. In April 2015, we received authorization from the FERC to site, construct and operate Trains 5 and 6. In June 2015, we commenced construction of Train 5 and the related facilities.

The DOE has authorized the export of up to a combined total of the equivalent of 16 mtpa (approximately 803 Bcf/yr) of domestically produced LNG by vessel from the Sabine Pass LNG terminal to FTA countries for a 30-year term and to non-FTA countries for a 20-year term. The DOE further issued an order authorizing us to export up to the equivalent of approximately 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries for a 25-year period. Our application for authorization to export that same 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to non-FTA countries is currently pending at the DOE. Additionally, the DOE issued orders authorizing us to export up to a combined total of 503.3 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries and non-FTA countries for a 20-year term. The Sierra Club has requested a rehearing of the non-FTA order pertaining to the 503.3 Bcf/yr, and the DOE has not yet ruled on this request. In each case, the terms of these authorizations begin on the earlier of the date of first export thereunder or the date specified in the particular order, which ranges from 5 to 10 years from the date the order was issued.

As of October 31, 2015, the overall project completion percentage for Trains 1 and 2 of the Liquefaction Project was approximately 96.1%, which is ahead of the contractual schedule. As of October 31, 2015, the overall project completion percentage for Trains 3 and 4 of the Liquefaction Project was approximately 76.7%, which is also ahead of the contractual schedule. Based on our current construction schedule, we anticipate that Train 1 will produce LNG as early as late 2015, and Trains 2 through 5 are expected to commence operations on a staggered basis thereafter.

Customers

We have entered into six fixed-price, 20-year SPAs with third parties that in the aggregate equate to approximately 19.75 mtpa of LNG that commence with the date of first commercial delivery for Trains 1 through 5, which are fully permitted. Under these SPAs, the customers will purchase LNG from us for a price consisting of a fixed fee plus 115% of Henry Hub per MMBtu of LNG. In certain circumstances, the customers may elect to cancel or suspend deliveries of LNG cargoes, in which case the customers would still be required to pay the fixed fee with respect to cargoes that are not delivered. A portion of the fixed fee will be subject to annual adjustment for inflation. The SPAs and contracted volumes to be made available under the SPAs are not tied to a specific Train; however, the term of each SPA commences upon the start of operations of the specified Train.

As of the date of this prospectus, we have the following third party SPAs:

•

BG Gulf Coast LNG, LLC (“BG”) has entered into an SPA (the “BG SPA”) that commences upon the date of first commercial delivery for Train 1 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.25 per MMBtu and includes additional annual contract quantities of 36,500,000 MMBtu, 34,000,000 MMBtu, and 33,500,000 MMBtu upon the date of first commercial delivery for Trains 2, 3 and 4, respectively, with a fixed fee of $3.00 per MMBtu. The total expected annual contracted cash flow from BG from fixed fees is approximately $723 million. In addition, we have agreed to make up to 500,000 MMBtu/d of LNG available to BG to the extent that Train 1 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.25 per MMBtu, if produced. The obligations of BG are guaranteed by BG Energy Holdings Limited, a company organized under the laws of England and Wales.

•	Gas Natural Aprovisionamientos SDG S.A. (“Gas Natural Fenosa”) has entered into an SPA (the “Gas Natural Fenosa SPA”) that commences upon the date of first commercial delivery for Train 2 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.49 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $454 million. In addition, we have agreed to make up to 285,000 MMBtu/d of LNG available to Gas Natural Fenosa to the extent that Train 2 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.49 per MMBtu, if produced. The obligations of Gas Natural Fenosa are guaranteed by Gas Natural SDG S.A., a company organized under the laws of Spain.

•	Korea Gas Corporation (“KOGAS”) has entered into an SPA (the “KOGAS SPA”) that commences upon the date of first commercial delivery for Train 3 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. KOGAS is organized under the laws of the Republic of Korea.

•	GAIL (India) Limited (“GAIL”) has entered into an SPA (the “GAIL SPA”) that commences upon the date of first commercial delivery for Train 4 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. GAIL is organized under the laws of India.

•	Total Gas & Power North America, Inc. (“Total”) has entered into an SPA (the “Total SPA”) that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 104,750,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $314 million. The obligations of Total are guaranteed by Total S.A., a company organized under the laws of France.

•	Centrica plc (“Centrica”) has entered into an SPA (the “Centrica SPA”) that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91,250,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $274 million. Centrica is organized under the laws of England and Wales.

In aggregate, the fixed fee portion to be paid by these customers is approximately $2.9 billion annually for Trains 1 through 5, with the applicable fixed fees starting from the commencement of commercial operations of the applicable Train. These fixed fees equal approximately $411 million, $564 million, $650 million, $648 million and $588 million for each of Trains 1 through 5, respectively.

In addition, Cheniere Marketing has entered into an amended and restated SPA with us to purchase, at Cheniere Marketing’s option, any LNG produced by us in excess of that required for other customers at a price of 115% of Henry Hub plus $3.00 per MMBtu of LNG.

Natural Gas Transportation and Supply

For our natural gas feedstock transportation requirements, we have entered into transportation precedent agreements to secure firm pipeline transportation capacity with Cheniere Creole Trail Pipeline, L.P. (“CTPL”), a wholly owned subsidiary of Cheniere Partners, and third-party pipeline companies. We have also entered into enabling agreements and long-term natural gas purchase agreements with third parties in order to secure natural gas feedstock for the Liquefaction Project. As of September 30, 2015, we have secured up to approximately 2,156.6 million MMBtu of natural gas feedstock through long-term natural gas purchase agreements.

Construction

We have entered into lump sum turnkey contracts with Bechtel for the engineering, procurement and construction of Trains 1 through 5, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk unless certain specified events occur, in which case Bechtel may cause us to enter into a change order, or we agree with Bechtel to a change order.

The total contract prices of the EPC contract for Trains 1 and 2 (“EPC Contract (Trains 1 and 2)”), EPC contract for Trains 3 and 4 (“EPC Contract (Trains 3 and 4)”) and EPC Contract (Train 5) are approximately $4.1 billion, $3.8 billion and $2.9 billion, respectively, reflecting amounts incurred under change orders through September 30, 2015. Total expected capital costs for Trains 1 through 5 are estimated to be between $12.5 billion and $13.5 billion before financing costs and between $17.0 billion and $18.0 billion after financing costs, including, in each case, estimated owner’s costs and contingencies.

Final Investment Decision on Train 6

We will contemplate making a final investment decision to commence construction of Train 6 of the Liquefaction Project based upon, among other things, entering into an EPC contract, entering into acceptable commercial arrangements and obtaining adequate financing to construct the Train.

Terminal Use Agreement

In July 2012, Cheniere Energy Investments, LLC, a wholly owned subsidiary of Cheniere Partners (“Cheniere Investments”), assigned to us a TUA with SPLNG to provide berthing for LNG vessels and for the unloading, loading, storage and regasification of LNG, which will provide us access to additional facilities needed for us to deliver LNG to our SPA customers. We have reserved approximately 2.0 Bcf/d of regasification capacity, and we are obligated to make monthly capacity payments to SPLNG aggregating approximately $250 million per year, continuing until at least 20 years after we deliver our first commercial cargo at the Liquefaction Project. SPLNG has no obligation to provide us with certain services such as (1) harbor, mooring and escort services for LNG vessels, including the provision of tugboats, (2) the transportation of natural gas downstream from the Sabine Pass LNG terminal or the construction of any pipelines to provide such transportation or (3) the marketing of natural gas. We also entered into a TURA pursuant to which Cheniere Investments has the right to use our reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to SPLNG. Cheniere Investments’ right to use our capacity at the Sabine Pass LNG terminal will be reduced as each of Trains 1 through 4 reaches commercial operation. The percentage of the monthly capacity payments payable by Cheniere Investments will be reduced from 100% to zero (unless Cheniere Investments utilizes terminal use capacity after Train 4 reaches commercial operations), and the percentage of the monthly capacity payments payable by us will increase by the amount that Cheniere Investments’ percentage decreases. Cheniere Partners has guaranteed our obligations under our TUA and the obligations of Cheniere Investments under the TURA.

Capital Resources

We currently expect that our capital resources requirements with respect to Trains 1 through 5 of the Liquefaction Project will be financed through one or more of the following: borrowings, equity contributions from Cheniere Partners and cash flows under the SPAs. We believe that with the net proceeds of borrowings, unfunded commitments under the 2015 Credit Facilities, available commitments under the Working Capital Facility and cash flows from operations, we will have adequate financial resources available to complete Trains 1 through 5 of the Liquefaction Project and to meet our currently anticipated capital, operating and debt service requirements. We currently project that we will generate cash flow from the Liquefaction Project by early 2016.

Senior Secured Notes

As of September 30, 2015, we had five series of senior secured notes outstanding:

•	$2.0 billion of 5.625% Senior Secured Notes due 2021 (the “2021 Senior Notes”);

•	$1.0 billion of 6.250% Senior Secured Notes due 2022 (the “2022 Senior Notes”);

•	$1.5 billion of 5.625% Senior Secured Notes due 2023 (the “2023 Senior Notes”);

•	$2.0 billion of the 5.75% Senior Secured Notes due 2024 (the “2024 Senior Notes” and collectively with the 2021 Senior Notes, the 2022 Senior Notes, the 2023 Senior Notes and the 2025 Senior Notes, the “Senior Notes”); and

•	$2.0 billion of the 2025 Senior Notes.

Interest on the Senior Notes is payable semi-annually in arrears. Subject to permitted liens, the Senior Notes are secured on a first-priority basis by a security interest in all of the membership interests in us and substantially all of our assets.

At any time prior to three months before the respective dates of maturity for each series of the Senior Notes, we may redeem all or part of such series of the Senior Notes at a redemption price equal to the “make-whole” price set forth in the common indenture governing the Senior Notes (the “Indenture”), plus accrued and unpaid interest, if any, to the date of redemption. We may also, at any time within three months of the respective maturity dates for each series of the Senior Notes, redeem all or part of such series of the Senior Notes at a redemption price equal to 100% of the principal amount of such series of the Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Under the Indenture, we may not make any distributions until, among other requirements, substantial completion of Trains 1 and 2 has occurred, deposits are made into debt service reserve accounts and a debt service coverage ratio test of 1.25:1.00 is satisfied.

We may incur additional indebtedness in the future, including by issuing additional notes, and such indebtedness could be at higher interest rates and have different maturity dates and more restrictive covenants than our current outstanding indebtedness, including the Senior Notes, the 2015 Credit Facilities and the Working Capital Facility.

2015 Credit Facilities

In June 2015, we entered into the 2015 Credit Facilities with commitments aggregating $4.6 billion. The 2015 Credit Facilities are being used to fund a portion of the costs of developing, constructing and placing into operation Trains 1 through 5 of the Liquefaction Project. Borrowings under the 2015 Credit Facilities may be refinanced, in whole or in part, at any time without premium or penalty; however, interest rate hedging and interest rate breakage costs may be incurred. As of September 30, 2015, we had $4.3 billion of available commitments and $250.0 million of outstanding borrowings under the 2015 Credit Facilities.

Loans under the 2015 Credit Facilities accrue interest at a variable rate per annum equal to, at our election, LIBOR or the base rate plus the applicable margin. The applicable margin for LIBOR loans ranges from 1.30% to 1.75%, depending on the applicable 2015 Credit Facility, and the applicable margin for base rate loans is 1.75%. Interest on LIBOR loans is due and payable at the end of each LIBOR period, and interest on base rate loans is due and payable at the end of each quarter. In addition, we are required to pay insurance/guarantee premiums of 0.45% per annum on any drawn amounts under the covered tranches of the 2015 Credit Facilities. The 2015 Credit Facilities also require us to pay a quarterly commitment fee calculated at a rate per annum equal to either: (1) 40% of the applicable margin, multiplied by the average daily amount of the undrawn commitment, or (2) 0.70% of the undrawn commitment, depending on the applicable 2015 Credit Facility. The principal of the loans made under the 2015 Credit Facilities must be repaid in quarterly installments, commencing with the earlier of June 30, 2020 and the last day of the first full calendar quarter after the completion date of Trains 1 through 5 of the Liquefaction Project. Scheduled repayments are based upon an 18-year amortization profile, with the remaining balance due upon the maturity of the 2015 Credit Facilities.

Our obligations under the 2015 Credit Facilities are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes and the Working Capital Facility.

Under the terms of the 2015 Credit Facilities, we are required to hedge not less than 65% of the variable interest rate exposure of our projected outstanding borrowings, calculated on a weighted average basis in comparison to our anticipated draw of principal.

2013 Credit Facilities

In May 2013, we entered into four credit facilities aggregating $5.9 billion (collectively, the “2013 Credit Facilities”) to fund a portion of the costs of developing, constructing and placing into operation Trains 1 through 4 of the Liquefaction Project. In June 2015, the 2013 Credit Facilities were replaced with the 2015 Credit Facilities.

In March 2015, in conjunction with our issuance of the 2025 Senior Notes, we terminated approximately $1.8 billion of commitments under the 2013 Credit Facilities. This termination and the replacement of the 2013 Credit Facilities with the 2015 Credit Facilities in June 2015 resulted in a write-off of debt issuance costs and deferred commitment fees associated with the 2013 Credit Facilities of $96.3 million for the nine months ended September 30, 2015.

Working Capital Facility

In September 2015, we entered into the Working Capital Facility, which replaced the $325.0 million Senior Letter of Credit and Reimbursement Agreement that was entered into in April 2014 (the “LC Agreement”). The Working Capital Facility is intended to be used for loans (“Working Capital Loans”), the issuance of letters of credit (“Letters of Credit”), as well as for swing line loans (“Swing Line Loans”), primarily for certain working capital requirements related to developing and placing into operation the Liquefaction Project. We may, from time to time, request increases in the commitments under the Working Capital Facility of up to $760 million and, upon the completion of the debt financing of Train 6 of the Liquefaction Project, request an incremental increase in commitments of up to an additional $390 million. As of September 30, 2015, we had $1.1 billion of available commitments, $127.6 million aggregate amount of issued Letters of Credit and no Working Capital Loans, Swing Line Loans or loans deemed made in connection with a draw upon a Letter of Credit (“LC Loans” and collectively with Working Capital Loans and Swing Line Loans, the “Working Capital Facility Loans”) outstanding under the Working Capital Facility. As of December 31, 2014, we had issued letters of credit in an aggregate amount of $9.5 million, and no draws had been made upon any letters of credit issued under the LC Agreement.

Working Capital Facility Loans accrue interest at a variable rate per annum equal to LIBOR or the base rate (equal to the highest of the senior facility agent’s published prime rate, the federal funds effective rate, as published by the Federal Reserve Bank of New York, plus 0.50% and one month LIBOR plus 0.50%), plus the applicable margin. The applicable margin for LIBOR Working Capital Facility Loans is 1.75% per annum, and the applicable margin for base rate Working Capital Facility Loans is 0.75% per annum. Interest on Swing Line Loans and LC Loans is due and payable on the date the loan becomes due. Interest on LIBOR Working Capital Loans is due and payable at the end of each applicable LIBOR period, and interest on base rate Working Capital Loans is due and payable at the end of each fiscal quarter. However, if such base rate Working Capital Loan is converted into a LIBOR Working Capital Loan, interest is due and payable on that date. Additionally, if the loans become due prior to such periods, the interest also becomes due on that date.

We incurred $27.5 million of debt issuance costs in connection with the Working Capital Facility. We pay (1) a commitment fee on the average daily amount of the excess of the total commitment amount over the principal amount outstanding without giving effect to any outstanding Swing Line Loans in an amount equal to an annual rate of 0.70% and (2) a Letter of Credit fee equal to an annual rate of 1.75% of the undrawn portion of all Letters of Credit issued under the Working Capital Facility. If draws are made upon a Letter of Credit issued under the Working Capital Facility and we do not elect for such draw (an “LC Draw”) to be deemed an LC Loan, we are required to pay the full amount of the LC Draw on or prior to the business day following the notice of the LC Draw. An LC Draw accrues interest at an annual rate of 2.0% plus the base rate. As of September 30, 2015, no LC Draws had been made upon any Letters of Credit issued under the Working Capital Facility.

The Working Capital Facility matures on December 31, 2020, and the outstanding balance may be repaid, in whole or in part, at any time without premium or penalty upon three business days’ notice. LC Loans have a term of up to one year. Swing Line Loans terminate upon the earliest of (1) the maturity date or earlier termination of the Working Capital Facility, (2) the date 15 days after such Swing Line Loan is made and (3) the first borrowing date for a Working Capital Loan or Swing Line Loan occurring at least three business days following the date the Swing Line Loan is made. We are required to reduce the aggregate outstanding principal amount of all Working Capital Loans to zero for a period of five consecutive business days at least once each year.

The Working Capital Facility contains conditions precedent for extensions of credit, as well as customary affirmative and negative covenants. Our obligations under the Working Capital Facility are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes and 2015 Credit Facilities.

See “Description of Other Indebtedness” for additional information regarding the 2015 Credit Facilities, the 2013 Credit Facilities and the Working Capital Facility.

Sources and Uses of Cash

The following table (in thousands) summarizes the sources and uses of our cash and cash equivalents for the years ended December 31, 2014, 2013 and 2012, and for the nine months ended September 30, 2015 and 2014.

The table presents capital expenditures on a cash basis; therefore, these amounts differ from the amounts of capital expenditures, including accruals that are referred to elsewhere in this prospectus. Additional discussion of these items follows the table.

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(unaudited)
Sources of cash and cash equivalents
Proceeds from issuances of long-term debt	$2,250,000	$2,584,500	$2,584,500	$4,112,500	$100,000
Uses of restricted cash for the acquisition of property, plant and equipment	2,144,821	1,900,776	2,587,565	3,092,025	1,114,742
Capital contributions from Cheniere Partners	15,297	10,410	11,734	338,276	1,623,849

Total sources of cash and cash equivalents	4,410,118	4,495,686	5,183,799	7,542,801	2,838,591
Uses of cash and cash equivalents
Investment in restricted cash	(2,089,295)	(2,323,620)	(2,316,547)	(4,041,372)	(1,466,958)
Property, plant and equipment, net	(2,094,567)	(1,888,589)	(2,548,855)	(3,082,195)	(1,113,999)
Debt issuance and deferred financing costs	(176,002)	(94,290)	(102,687)	(309,404)	(212,412)
Repayments of long-term debt	—	(177,000)	(177,000)	(100,000)	—
Other	(50,254)	(12,187)	(38,710)	(9,830)	(45,222)

Total uses of cash and cash equivalents	(4,410,118)	(4,495,686)	(5,183,799)	(7,542,801)	(2,838,591)
Net increase (decrease) in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents-beginning of period	—	—	—	—	—

Cash and cash equivalents-end of period	$—	$—	$—	$—	$—

Proceeds from Issuances of Long-Term Debt, Debt Issuance and Deferred Financing Costs and Repayments of Long-Term Debt

In March 2015, we issued an aggregate principal amount of $2.0 billion of the 2025 Senior Notes. In June 2015, we entered into the 2015 Credit Facilities aggregating $4.6 billion, which terminated and replaced the 2013 Credit Facilities, and borrowed $250.0 million under this facility for the nine months ended September 30, 2015. Debt issuance and deferred financing costs in the nine months ended September 30, 2015 primarily relate to up-front fees paid upon the closing of these transactions.

In May 2014, we issued the 2024 Senior Notes and additional 5.625% Senior Secured Notes due 2023 in an aggregate principal amount of $0.5 billion (the “Additional 2023 Senior Notes”) for total net proceeds of approximately $2.5 billion. Debt issuance and deferred financing costs in the year ended December 31, 2014 and in the nine months ended September 30, 2014 primarily relate to up-front fees paid upon the closing of this offering in May 2014.

During the year ended December 31, 2014 and in the nine months ended September 30, 2014, we repaid $177.0 million of borrowings under the 2013 Credit Facilities upon the issuance of the Additional 2023 Senior Notes and the 2024 Senior Notes.

In February 2013 and April 2013, we issued an aggregate principal amount of $2.0 billion, before premium, of the 2021 Senior Notes. In April 2013, we also issued $1.0 billion of the 2023 Senior Notes. In November 2013, we issued $1.0 billion of the 2022 Senior Notes. Net proceeds from those offerings were used to pay a portion of the capital costs incurred in connection with the construction of the Liquefaction Project. In June 2013, we borrowed $100.0 million under the 2013 Credit Facilities. Debt issuance and deferred financing costs in the year ended December 31, 2013 primarily related to up-front fees paid by us upon the closing of the 2013 Credit Facilities and the senior notes issued by us during the year.

In July 2012, we entered into a credit facility for the incurrence of debt up to an aggregate amount of $3.6 billion (the “2012 Credit Facility”) with a syndicate of lenders. The 2012 Credit Facility was intended to be used to fund a portion of the costs of developing, constructing and placing into operation Trains 1 and 2 of the

Liquefaction Project. In May 2013, the 2012 Credit Facility was amended and restated with the 2013 Credit Facilities and $100.0 million of outstanding borrowings under the 2012 Credit Facility were repaid in full. Debt issuance and deferred financing costs in the year ended December 31, 2012 resulted from amounts paid by us upon the closing of the 2012 Credit Facility.

Uses of Restricted Cash for the Acquisition of Property, Plant and Equipment and Property, Plant and Equipment, net

During the nine months ended September 30, 2015 and 2014, we used $2,144.8 million and $1,900.8 million, respectively, of restricted cash for investing activities primarily to fund $2,094.6 million and $1,888.6 million, respectively, of construction costs for Trains 1 through 5 of the Liquefaction Project. The costs associated with the construction of Trains 1 through 5 of the Liquefaction Project are capitalized as construction-in-process.

During the years ended December 31, 2014, 2013 and 2012, we used $2,587.6 million, $3,092.0 million and $1,114.7 million, respectively, of restricted cash for investing activities to primarily fund $2,548.9 million, $3,082.2 million and $1,114.0 million, respectively, of construction costs for Trains 1 through 4 of the Liquefaction Project. Trains 1 and 2 and Trains 3 and 4 of the Liquefaction Project satisfied the criteria for capitalization in June 2012 and May 2013, respectively. Accordingly, costs associated with the construction of Trains 1 through 4 of the Liquefaction Project have been recorded as construction-in-process since those dates.

Capital Contributions from Cheniere Partners

During the nine months ended September 30, 2015 and 2014, we received equity contributions from Cheniere Partners in amounts totaling $15.3 million and $10.4 million, respectively. The increase in equity contributions is a result of utilizing our borrowings instead of equity contributions from Cheniere Partners to finance our capital resource requirements in the nine months ended September 30, 2014.

During the years ended December 31, 2014, 2013 and 2012, we received equity contributions from Cheniere Partners in amounts totaling $11.7 million, $338.3 million and $1,623.8 million, respectively. The decrease in equity contributions is a result of utilizing our borrowings instead of equity contributions from Cheniere Partners to finance our capital resource requirements in the years ended December 31, 2014 and 2013.

Investment in Restricted Cash

In the nine months ended September 30, 2015, we invested $2,089.3 million in restricted cash primarily related to the net proceeds from the 2025 Senior Notes and the borrowings under the 2015 Credit Facilities, net of deferred financing costs. In the nine months ended September 30, 2014, we invested $2,323.6 million in restricted cash primarily related to the net proceeds from the 2024 Senior Notes and the Additional 2023 Senior Notes issued in May 2014.

In the year ended December 31, 2014, we invested $2,316.5 million in restricted cash. This investment in restricted cash is primarily related to the net proceeds from the 2024 Senior Notes and the additional 2023 Senior Notes issued in May 2014. In the year ended December 31, 2013, we invested $4,041.4 million in restricted cash. This investment in restricted cash is primarily related to the net proceeds from the 2021 Senior Notes, 2022 Senior Notes and 2023 Senior Notes issued in 2013 and from contributions from Cheniere Partners. In the year ended December 31, 2012, we invested $1,467.0 million in restricted cash. This investment in restricted cash is primarily related to the equity contributions received from Cheniere Partners.

Other

Other cash outflows increased from $12.2 million during the nine months ended September 30, 2014 to $50.3 million during the nine months ended September 30, 2015, primarily for payments made to a municipal water district for water system enhancements that will increase potable water supply to our Sabine Pass LNG terminal.

Contractual Obligations

We are committed to make cash payments in the future pursuant to certain of our contracts. The following table (in thousands) summarizes certain contractual obligations in place as of December 31, 2014:

	Payments Due for Years Ended December 31,
	Total	2015	2016-2017	2018-2019	Thereafter
Construction and purchase obligations (1)	$1,935,067	$1,143,399	$791,668	$—	$—
Long-term debt (2)	6,500,000	—	—	—	6,500,000
Interest payments (2)	3,095,442	408,054	816,109	815,927	1,055,352
Operating lease obligations (3)	57,698	908	1,644	1,540	53,606
Service contracts (4)	5,111,887	4,125	249,500	501,842	4,356,420

Total	$16,700,094	$1,556,486	$1,858,921	$1,319,309	$11,965,378

(1)	Construction and purchase obligations primarily relate to EPC Contract (Trains 1 and 2) and EPC Contract (Trains 3 and 4). A discussion of these obligations can be found in “Description of Principal Project Documents—EPC Contract (Trains 1 and 2)” and “—EPC Contract (Trains 3 and 4).”
(2)	Based on the total debt balance, commitment fees on undrawn credit facilities, scheduled maturities and interest rates in effect at December 31, 2014. Please read Note 8— “Long-Term Debt” of our Financial Statements for the fiscal year ended December 31, 2014 included elsewhere in this prospectus.
(3)	Operating lease obligations primarily relate to land site leases for our Liquefaction Project. A discussion of these obligations can be found in “Description of Principal Project Documents.”
(4)	Service contracts primarily relate to services agreements and a TUA with SPLNG. Obligations arising through intercompany service agreements have not been included in this total. A discussion of these obligations can be found in “Description of Principal Project Documents.”

Results of Operations

Nine Months Ended September 30, 2015 vs. Nine Months Ended September 30, 2014

Our net loss decreased $86.4 million, from $316.9 million in the nine months ended September 30, 2014, to $230.5 million in the nine months ended September 30, 2015. The decrease in net loss was primarily a result of decreased derivative loss, net, decreased operating and maintenance expense (income) and decreased loss on early extinguishment of debt, partially offset by increased interest expense, net of amounts capitalized.

Derivative loss, net decreased $42.7 million in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014. The higher derivative loss recognized during the nine months ended September 30, 2014 was attributable to a decrease in long-term LIBOR during that period, as compared to minimal effect of the movement in long-term LIBOR on derivative loss for the nine months ended September 30, 2015 as a result of a lower notional amount of interest rate derivatives.

The $46.5 million derivative loss recognized during the nine months ended September 30, 2015 was primarily attributable to the loss recognized in March 2015 upon the termination of interest rate swaps associated with approximately $1.8 billion of commitments that were terminated under our four credit facilities (collectively, the “2013 Credit Facilities”) that were replaced by the 2015 Credit Facilities.

Operating and maintenance expense (income) decreased $32.4 million in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014, due to a $32.2 million increase in fair value for our natural gas purchase agreements recorded for the period, which we recognized following the completion and placement into service of certain modifications to the underlying pipeline infrastructure and the resulting development of a market for physical gas delivery at locations specified in a portion of our natural gas purchase agreements. Excluding this amount, operating and maintenance expense would have been $4.7 million during the nine months ended September 30, 2015, which is comparable to $4.8 million incurred during the nine months ended September 30, 2014.

Loss on early extinguishment of debt decreased $18.1 million in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014, due to the write-off of $96.3 million in debt issuance costs and deferred commitment fees in connection with the termination of approximately $1.8 billion of commitments under the 2013 Credit Facilities in March 2015 and the replacement of the 2013 Credit Facilities with the 2015 Credit Facilities in June 2015, as compared to the write-off of $114.3 million in debt issuance costs in connection with the early extinguishment of $2.1 billion of commitments under the 2013 Credit Facilities in May 2014.

Partially offsetting the above decrease in expenses, interest expense, net of amounts capitalized increased $14.5 million in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014, primarily as a result of an increase in our indebtedness outstanding as of September 30, 2015 compared to September 30, 2014. For the nine months ended September 30, 2015 and 2014, we incurred $388.0 million and $288.3 million of total interest cost, respectively, of which we capitalized and deferred $356.7 million and $271.5 million, respectively.

Year Ended December 31, 2014 vs. Year Ended December 31, 2013

Our net loss increased $182.4 million, from $194.5 million in the year ended December 31, 2013, to $376.9 million in the year ended December 31, 2014. The increase in net loss was primarily a result of increased derivative loss, net and increased interest expense, partially offset by decreased general and administrative expense—affiliate and decreased loss on early extinguishment of debt.

Derivative loss, net increased $201.8 million in the year ended December 31, 2014, as compared to the year ended December 31, 2013, primarily as a result of a decrease in long-term LIBOR during the year ended December 31, 2014, as compared to an increase in long-term LIBOR during the year ended December 31, 2013, and the settlement of interest rate swaps in connection with the early extinguishment of a portion of the 2013 Credit Facilities in May 2014. Interest expense, net increased $13.1 million in the year ended December 31, 2014, as compared to the year ended December 31, 2013, primarily as a result of interest costs related to additional debt issued in 2014. For the years ended December 31, 2014 and 2013, we incurred $397.9 million and $241.3 million of total interest cost, respectively, of which we capitalized and deferred $374.0 million and $230.5 million, respectively, of interest expense, including amortization of debt issuance costs, related to the construction of Trains 1 through 4 of the Liquefaction Project. General and administrative expense—affiliate decreased $22.0 million in the year ended December 31, 2014, as compared to the year ended December 31, 2013, primarily as a result of decreased costs incurred to manage the construction of Trains 1 through 4 of the Liquefaction Project, which resulted from a management services agreement in which we are required to pay a monthly fee based upon the capital expenditures incurred in the previous month for Trains 1 through 4 of the Liquefaction Project until substantial completion of each Train. Loss on early extinguishment of debt decreased $17.2 million in the year ended December 31, 2014, as compared to the year ended December 31, 2013, due to the write-off of debt issuance costs in connection with the early extinguishment of $2.1 billion of commitments under the 2013 Credit Facilities in May 2014, as compared to the write-off of debt issuance costs and deferred commitment fees in connection with the early extinguishment of a portion of the commitments under the 2012 Credit Facility in April 2013 and the 2013 Credit Facilities in November 2013.

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

Our net loss was $194.5 million in 2013 compared to a net loss of $85.2 million in 2012. The increase in net loss was primarily a result of loss on the early extinguishment of debt, increased general and administrative expenses (including affiliate expense), increased terminal use agreement maintenance expense and increased interest expense partially offset by increased derivative gain and decreased development expense (including affiliate expense).

Loss on early extinguishment of debt increased $131.6 million in 2013 as compared to 2012 as a result of issuances of the Senior Notes that resulted in the termination of a portion of commitments pursuant to the 2012 Credit Facility and the 2013 Credit Facilities. Our general and administrative expense (including affiliate expense) increased $61.1 million in 2013 as compared to 2012 primarily as a result of increased costs incurred to manage the construction of Trains 1 through 4 of the Liquefaction Project, which resulted from a management services agreement with a wholly owned subsidiary of Cheniere in which we are required to pay a wholly owned subsidiary of Cheniere a monthly fee based upon the capital expenditures incurred in the previous month for the Liquefaction Project until substantial completion of each Train. Terminal use agreement maintenance expense increased $16.6 million in 2013 as compared to 2012 as a result of our proportionate share of the costs incurred in order for the Sabine Pass LNG terminal to maintain a minimum quantity of inventory, which we are required to reimburse pursuant to our TUA with SPLNG. We anticipate continuing to incur a similar amount of terminal use agreement maintenance expense until minimum inventory quantities are maintained in 2015. Interest expense increased $10.7 million in 2013 as compared to 2012 as a result of the increase in our indebtedness outstanding. Derivative gain increased $82.6 million in 2013 as compared to 2012 primarily as a result of the change in fair value of our interest rate derivatives to hedge the exposure to volatility in a portion of the floating rate interest payments under the 2013 Credit Facilities. Development expense (including affiliate expense) decreased $27.4 million in 2013 as compared to 2012 primarily as a result of Trains 1 and 2 satisfying the criteria for capitalization in June 2012 and Trains 3 and 4 of the Liquefaction Project satisfying the criteria for capitalization in May 2013.

Off-Balance Sheet Arrangements

As of September 30, 2015, we had no transactions that met the definition of off-balance sheet arrangements that may have a current or future material effect on our financial position or results of operations.

Summary of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management evaluates its estimates and related assumptions regularly, including those related to the value of properties, plant and equipment, asset retirement obligations (“AROs”) and fair values. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates. Management considers the following to be its most critical accounting estimates that involve significant judgment.

Fair Value

When necessary or required by GAAP, we estimate fair value for derivatives, long-lived assets for impairment testing, initial measurements of AROs and financial instruments that require fair-value disclosure, including cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and debt. When we are required to measure fair value and there is not a market-observable price for the asset or liability or for a similar asset or liability, we use the cost, income or market valuation approaches depending on the quality of information available to support management’s assumptions. The cost approach is based on management’s best estimate of the current asset replacement cost. The income approach is based on management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate. The market approach is based on management’s best assumptions regarding prices and other relevant information from market transactions involving comparable assets. Such evaluations involve significant judgment and the results are based on expected future events or conditions, such as sales prices, estimates of future LNG production, development, construction and operating costs and the timing thereof, future net cash flows, economic and regulatory climates and other factors, most of which are often outside of management’s control. However, assumptions used reflect a market participant’s view of long-term prices, costs and other factors, and are consistent with assumptions used in our business plans and investment decisions.

Derivative Instruments

All derivative instruments, other than those that satisfy specific exceptions, are recorded at fair value. We record changes in the fair value of our derivative positions based on the value for which the derivative instrument could be exchanged between willing parties. If market quotes are not available to estimate fair value, management’s best estimate of fair value is based on the quoted market price of derivatives with similar characteristics or determined through industry-standard valuation techniques.

Our derivative instruments consist of financial natural gas derivative contracts transacted in an over-the-counter market, index-based physical natural gas contracts and interest rate swaps. Valuation of our financial natural gas derivative contracts is determined using observable commodity price curves and other relevant data. Valuation of our index-based physical natural gas contracts is developed through the use of internal models which are impacted by inputs that are unobservable in the marketplace, market transactions and other relevant data. We value our interest rate swaps using observable inputs including interest rate curves, risk adjusted discount rates, credit spreads and other relevant data.

Gains and losses on derivative instruments are recognized currently in earnings. The ultimate fair value of our derivative instruments is uncertain, and we believe that it is reasonably possible that a change in the estimated fair value could occur in the near future as commodity prices and interest rates change.

Impairment of Long-Lived Assets

A long-lived asset is evaluated for potential impairment whenever events or changes in circumstances indicate that its carrying value may be greater than its future net undiscounted cash flows. Impairment, if any, is measured as the excess of an asset’s carrying amount over its estimated fair value. We use a variety of fair value measurement techniques when market information for the same or similar assets does not exist. Projections of future operating results and cash flows may vary significantly from results. Management reviews its estimates of cash flows on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment.

Recent Accounting Standards

In July 2015, the FASB issued revised guidance related to the measurement of inventory. Inventory would be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with earlier adoption permitted. This guidance should be adopted prospectively. We are currently evaluating the impact of the provisions of this guidance on our financial statements and related disclosures.

In April 2015, the FASB issued authoritative guidance that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. In August 2015, the FASB further issued guidance clarifying the SEC staff’s position on presentation and subsequent measurement of debt issuance costs incurred in connection with line of credit arrangements. This guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with earlier adoption permitted. This guidance must be adopted retrospectively to each prior reporting period presented and disclosures will be required for a change in accounting principles. We are currently evaluating the impact of the provisions of this guidance on our balance sheets.

In August 2014, the FASB issued authoritative guidance that requires an entity’s management to evaluate, for each reporting period, whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for annual reporting periods ending after December 15, 2016, and for annual periods and interim periods thereafter, with earlier adoption permitted. The adoption of this guidance is not expected to have an impact on our financial statements or related disclosures.

In May 2014, the FASB amended its guidance on revenue recognition. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier adoption is permitted as of annual reporting periods beginning after December 15, 2016. This guidance may be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the impact of the provisions of this guidance on our financial statements and related disclosures.

Quantitative and Qualitative Disclosures about Market Risk

Marketing and Trading Commodity Price Risk

We have entered into commodity derivatives to hedge the exposure to price risk attributable to future sales of our LNG inventory (“Natural Gas Derivatives”). We use one-day value at risk (“VaR”) with a 95% confidence interval and other methodologies for market risk measurement and control purposes of our Natural Gas Derivatives. The VaR is calculated using the Monte Carlo simulation method. The VaR related to our Natural Gas Derivatives was approximately $32,000 as of September 30, 2015.

We have entered into commodity derivatives consisting of natural gas purchase agreements to secure natural gas feedstock for the Liquefaction Project (“Liquefaction Supply Derivatives”). In order to test the sensitivity of the fair value of our Liquefaction Supply Derivatives to changes in underlying commodity prices, management modeled a 10% change in the basis price for natural gas for each delivery location. As of September 30, 2015, we estimated the fair value of our Liquefaction Supply Derivatives to be $33.8 million. Based on actual derivative contractual volumes, a 10% increase or decrease in underlying basis price would have resulted in a change in the fair value of our Liquefaction Supply Derivatives of $0.9 million as of September 30, 2015.

Interest Rate Risk

We have entered into interest rate swaps to hedge the exposure to volatility in a portion of the floating-rate interest payments under the 2015 Credit Facilities (“Interest Rate Derivatives”). In order to test the sensitivity of the fair value of the Interest Rate Derivatives to changes in interest rates, management modeled a 10% change in the forward 1-month LIBOR curve across the remaining term of the Interest Rate Derivatives. This 10% change in interest rates would have resulted in a change in the fair value of our Interest Rate Derivatives of $2.6 million as of September 30, 2015.

BUSINESS

Overview

We are a Delaware limited liability company formed by Cheniere Partners in June 2010 to own, develop and operate the Liquefaction Project at the Sabine Pass LNG terminal adjacent to the existing regasification facilities owned and operated by SPLNG. We and SPLNG are each indirect wholly owned subsidiaries of Cheniere Investments, which is a wholly owned subsidiary of Cheniere Partners. Cheniere Partners is a publicly traded limited partnership formed in November 2006 and is a 55.9% owned subsidiary of Cheniere Energy Partners LP Holdings, LLC, which is in turn an 80.1% owned subsidiary of Cheniere, a Houston-based energy company primarily engaged in LNG-related businesses.

Our Business Strategy

Our primary objective is to generate stable cash flows by:

•	completing construction and commencing operation of our Trains;

•	developing and operating our Trains safely, efficiently and reliably; and

•	making LNG available to our long-term SPA customers to generate steady and reliable revenues and operating cash flows.

Liquefaction Project

Our Liquefaction Project is being developed and constructed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. The Sabine Pass LNG terminal is located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast and includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with nominal capacity of up to 266,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. We have received authorization from the FERC to site, construct and operate Trains 1 through 6. We commenced construction of Trains 1 and 2 and the related new facilities needed to treat, liquefy, store and export natural gas in August 2012. Construction of Trains 3 and 4 and the related facilities commenced in May 2013. On June 30, 2015, construction of Train 5 and the related facilities commenced.

The DOE has authorized the export of up to a combined total of the equivalent of 16 mtpa (approximately 803 Bcf/yr) of domestically produced LNG by vessel from the Sabine Pass LNG terminal to FTA countries for a 30-year term and to non-FTA countries for a 20-year term. The DOE further issued an order authorizing us to export up to the equivalent of approximately 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries for a 25-year period. Our application for authorization to export that same 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to non-FTA countries is currently pending at the DOE. Additionally, the DOE issued orders authorizing us to export up to a combined total of 503.3 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries and non-FTA countries for a 20-year term. The Sierra Club has requested a rehearing of the non-FTA order pertaining to the 503.3 Bcf/yr, and the DOE has not yet ruled on this request. In each case, the terms of these authorizations begin on the earlier of the date of first export thereunder or the date specified in the particular order, which ranges from 5 to 10 years from the date the order was issued.

As of October 31, 2015, the overall project completion percentage for Trains 1 and 2 of the Liquefaction Project was approximately 96.1%, which is ahead of the contractual schedule. As of October 31, 2015, the overall project completion percentage for Trains 3 and 4 of the Liquefaction Project was approximately 76.7%, which is also ahead of the contractual schedule. Based on our current construction schedule, we anticipate that Train 1 will produce LNG as early as late 2015, and Trains 2 through 5 are expected to commence operations on a staggered basis thereafter.

The following table summarizes significant milestones and anticipated completion dates in the development of the Liquefaction Project:

Target Date
Milestone	Trains 1 - 4	Trains 5 & 6
DOE export authorization	Received	Received
Definitive commercial agreements	Completed 16.0 mtpa	T5: Completed T6: 2015/2016
—BG Gulf Coast LNG, LLC	5.5 mtpa
—Gas Natural Fenosa	3.5 mtpa
—KOGAS	3.5 mtpa
—GAIL (India) Ltd.	3.5 mtpa
—Total Gas & Power N.A.		2.0 mtpa
—Centrica plc		1.75 mtpa
EPC contracts	Completed	T5: Completed T6: 2015/2016
Financing	Completed	T5: Completed T6: 2015/2016
FERC authorization	Completed	Completed
Issue Notice to Proceed	Completed	T5: Completed T6: 2015/2016
Commence operations	2015 - 2018	2018/2019

Customers

We have entered into six fixed-price, 20-year SPAs with third parties that in the aggregate equate to approximately 19.75 mtpa of LNG that commence with the date of first commercial delivery for Trains 1 through 5, which are fully permitted. Under these SPAs, the customers will purchase LNG from us for a price consisting of a fixed fee plus 115% of Henry Hub per MMBtu of LNG. In certain circumstances, the customers may elect to cancel or suspend deliveries of LNG cargoes, in which case the customers would still be required to pay the fixed fee with respect to cargoes that are not delivered. A portion of the fixed fee will be subject to annual adjustment for inflation. The SPAs and contracted volumes to be made available under the SPAs are not tied to a specific Train; however, the term of each SPA commences upon the start of operations of the specified Train.

As of the date of this prospectus, we have the following third-party SPAs:

•	BG has entered into the BG SPA that commences upon the date of first commercial delivery for Train 1 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.25 per MMBtu and includes additional annual contract quantities of 36,500,000 MMBtu, 34,000,000 MMBtu, and 33,500,000 MMBtu upon the date of first commercial delivery for Trains 2, 3 and 4, respectively, with a fixed fee of $3.00 per MMBtu. The total expected annual contracted cash flow from BG from fixed fees is approximately $723 million. In addition, we have agreed to make up to 500,000 MMBtu/d of LNG available to BG to the extent that Train 1 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.25 per MMBtu, if produced. The obligations of BG are guaranteed by BG Energy Holdings Limited, a company organized under the laws of England and Wales.

•	Gas Natural Fenosa has entered into the Gas Natural Fenosa SPA that commences upon the date of first commercial delivery for Train 2 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $2.49 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $454 million. In addition, we have agreed to make up to 285,000 MMBtu/d of LNG available to Gas Natural Fenosa to the extent that Train 2 becomes commercially operable prior to the beginning of the first delivery window with a fixed fee of $2.49 per MMBtu, if produced. The obligations of Gas Natural Fenosa are guaranteed by Gas Natural SDG S.A., a company organized under the laws of Spain.

•	KOGAS has entered into the KOGAS SPA that commences upon the date of first commercial delivery for Train 3 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. KOGAS is organized under the laws of the Republic of Korea.

•	GAIL has entered into the GAIL SPA that commences upon the date of first commercial delivery for Train 4 and includes an annual contract quantity of 182,500,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $548 million. GAIL is organized under the laws of India.

•	Total has entered into the Total SPA that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 104,750,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $314 million. The obligations of Total are guaranteed by Total S.A., a company organized under the laws of France.

•	Centrica has entered into the Centrica SPA that commences upon the date of first commercial delivery for Train 5 and includes an annual contract quantity of 91,250,000 MMBtu of LNG with a fixed fee of $3.00 per MMBtu, equating to expected annual contracted cash flow from fixed fees of approximately $274 million. Centrica is organized under the laws of England and Wales.

In aggregate, the fixed fee portion to be paid by these customers is approximately $2.9 billion annually for Trains 1 through 5, with the applicable fixed fees starting from the commencement of commercial operations of the applicable Train. These fixed fees equal approximately $411 million, $564 million, $650 million, $648 million and $588 million for each of Trains 1 through 5, respectively.

In addition, Cheniere Marketing has entered into an amended and restated SPA with us (the “Cheniere Marketing SPA”) to purchase, at Cheniere Marketing’s option, any LNG produced by us in excess of that required for other customers at a price of 115% of Henry Hub plus $3.00 per MMBtu of LNG.

Natural Gas Transportation and Supply

For our natural gas feedstock transportation requirements, we have entered into transportation precedent agreements to secure firm pipeline transportation capacity with CTPL and other third party pipeline companies. We have also entered into enabling agreements and long-term natural gas purchase agreements with third parties in order to secure natural gas feedstock for the Liquefaction Project. As of September 30, 2015, we have secured up to approximately 2,156.6 million MMBtu of natural gas feedstock through long-term natural gas purchase agreements.

Construction

We have entered into lump sum turnkey contracts with Bechtel for the engineering, procurement and construction of Trains 1 through 5, under which Bechtel charges a lump sum for all work performed and generally bears project cost risk unless certain specified events occur, in which case Bechtel may cause us to enter into a change order, or we agree with Bechtel to a change order.

The total contract prices of the EPC contract for Trains 1 and 2 (“EPC Contract (Trains 1 and 2)”), EPC contract for Trains 3 and 4 (“EPC Contract (Trains 3 and 4)”) and EPC Contract (Train 5) are approximately $4.1 billion, $3.8 billion and $2.9 billion, respectively, reflecting amounts incurred under change orders through September 30, 2015. Total expected capital costs for Trains 1 through 5 are estimated to be between $12.5 billion and $13.5 billion before financing costs and between $17.0 billion and $18.0 billion after financing costs, including, in each case, estimated owner’s costs and contingencies.

Final Investment Decision on Train 6

We will contemplate making a final investment decision to commence construction of Train 6 of the Liquefaction Project based upon, among other things, entering into an EPC contract, entering into acceptable commercial arrangements and obtaining adequate financing to construct the Train.

Terminal Use Agreement

In July 2012, Cheniere Investments, a wholly owned subsidiary of Cheniere Partners, assigned to us a TUA with SPLNG to provide berthing for LNG vessels and for the unloading, loading, storage and regasification of LNG, which will provide us access to additional facilities needed for us to deliver LNG to our SPA customers. We have reserved approximately 2.0 Bcf/d of regasification capacity, and we are obligated to make monthly capacity payments to SPLNG aggregating approximately $250 million per year, continuing until at least 20 years after we deliver our first commercial cargo at the Liquefaction Project. SPLNG has no obligation to provide us with certain services such as (1) harbor, mooring and escort services for LNG vessels, including the provision of tugboats, (2) the transportation of natural gas downstream from the Sabine Pass LNG terminal or the construction of any pipelines to provide such transportation or (3) the marketing of natural gas. We also entered into a terminal use rights assignment and agreement (the “TURA”) pursuant to which Cheniere Investments has the right to use our reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to SPLNG. Cheniere Investments’ right to use our capacity at the Sabine Pass LNG terminal will be reduced as each of Trains 1 through 4 reaches commercial operation. The percentage of the monthly capacity payments payable by Cheniere Investments will be reduced from 100% to zero (unless Cheniere Investments utilizes terminal use capacity after Train 4 reaches commercial operations), and the percentage of the monthly capacity payments payable by us will increase by the amount that Cheniere Investments’ percentage decreases. Cheniere Partners has guaranteed our obligations under our TUA and the obligations of Cheniere Investments under the TURA.

Competition

The Liquefaction Project currently does not experience competition with respect to Trains 1 through 5. We have entered into six fixed price, 20-year SPAs with third parties that will utilize substantially all of the liquefaction capacity available from these Trains. Each customer will be required to pay an escalating fixed fee for its annual contract quantity even if it elects not to purchase any LNG from us.

If and when we need to replace any existing SPA or enter into new SPAs with respect to Train 6, we will compete on the basis of price per contracted volume of LNG with other natural gas liquefaction projects throughout the world. Cheniere is currently developing a natural gas liquefaction facility near Corpus Christi, Texas and has entered into eight third-party SPAs, with seven customers, for the sale of LNG from this natural gas liquefaction facility, and may continue to enter into commercial agreements with respect to this natural gas liquefaction facility that might otherwise have been entered into with respect to Train 6. Revenues associated with any incremental volumes of the Liquefaction Project, including those under the Cheniere Marketing SPA, will also be subject to market-based price competition.

Governmental Regulation

The Liquefaction Project is subject to extensive regulation under federal, state and local statutes, rules, regulations and laws. These laws require that we engage in consultations with appropriate federal and state agencies and that we obtain and maintain applicable permits and other authorizations. This regulatory requirement increases the cost of operations and construction, and failure to comply with such laws could result in substantial penalties.

Federal Energy Regulatory Commission

The design, construction and operation of the Liquefaction Project and the export of LNG are highly regulated activities. The FERC’s approval under Section 3 of the NGA, as well as several other material governmental and regulatory approvals and permits, are required in order to site, construct and operate the Liquefaction Project.

The Energy Policy Act of 2005 (the “EPAct”) amended Section 3 of the NGA to establish or clarify the FERC’s exclusive authority to approve or deny an application for the siting, construction, expansion or operation of LNG terminals, although except as specifically provided in the EPAct, nothing in the EPAct is intended to affect otherwise applicable law related to any other federal agency’s authorities or responsibilities related to LNG terminals. The FERC issued final orders in April and July 2012 approving our and SPLNG’s application for an order under Section 3 of the NGA authorizing the siting, construction and operation of Trains 1 through 4 of the Liquefaction Project. Subsequently, the FERC issued written approval to commence site preparation work for Trains 1 through 4. The FERC approval requires us and SPLNG to obtain certain additional FERC approvals as construction progresses. To date, we and SPLNG have been able to obtain these approvals as needed. On October 9, 2012, we and SPLNG applied to amend the FERC approval to reflect certain modifications to the Liquefaction Project, and on August 2, 2013, the FERC issued an order approving the modifications. On October 25, 2013, we and SPLNG applied to further amend the FERC approval, requesting authorization to increase the total LNG production capacity of Trains 1 through 4 from the currently authorized 803 Bcf/yr to 1,006 Bcf/yr so as to more accurately reflect the estimated maximum LNG production capacity. On February 20, 2014, FERC issued an order approving the October 2013 application. On March 24, 2014, a party to the proceeding filed a request for rehearing of the February 20, 2014 order. On April 23, 2014, FERC issued an order granting rehearing for further consideration. FERC has not yet ruled on the merits of the request for rehearing. In this regard, on September 30, 2013, we, SPLNG and Sabine Pass Liquefaction Expansion, LLC filed an application with the FERC for authorization to add Trains 5 and 6 to the Liquefaction Project, which was granted by the FERC in April 2015. Throughout the life of the Liquefaction Project, we and SPLNG will be subject to regular reporting requirements to the FERC and the U.S. Department of Transportation regarding the operation and maintenance of the facilities.

The EPAct amended the NGA to prohibit market manipulation, and increased civil and criminal penalties for any violations of the NGA and any rules, regulations or orders of the FERC, up to $1.0 million per day per violation. In accordance with the EPAct, the FERC issued a final rule making it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to the FERC’s jurisdiction, to defraud, make an untrue statement of a material fact or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud or deceit upon any entity.

DOE Export License

The DOE has authorized the export of up to a combined total of the equivalent of 16 mtpa (approximately 803 Bcf/yr) of domestically produced LNG by vessel from the Sabine Pass LNG terminal to FTA countries for a 30-year term and to non-FTA countries for a 20-year term. The DOE further issued an order authorizing us to export up to the equivalent of approximately 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries for a 25-year period. Our application for authorization to export that same 203 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to non-FTA countries is currently pending at the DOE. Additionally, the DOE issued orders authorizing us to export up to a combined total of 503.3 Bcf/yr of domestically produced LNG from the Sabine Pass LNG terminal to FTA countries and non-FTA countries for a 20-year term. The Sierra Club has requested a rehearing of the non-FTA order pertaining to the 503.3 Bcf/yr, and the DOE has not yet ruled on this request. In each case, the terms of these authorizations begin on the earlier of the date of first export thereunder or the date specified in the particular order, which ranges from 5 to 10 years from the date the order was issued.

Exports of natural gas to countries with which the United States has an FTA are “deemed to be consistent with the public interest” and authorization to export LNG to FTA countries shall be granted by the DOE without “modification or delay”. FTA countries which import LNG now or will do so by 2016 include Chile, Mexico, Singapore, South Korea and the Dominican Republic.

Exports of natural gas to countries with which the United States does not have an FTA are considered by the DOE in the context of a comment period whereby interveners are provided the opportunity to assert that such authorization would not be consistent with the public interest.

Other Governmental Permits, Approvals and Authorizations

The construction and operation of the Liquefaction Project are subject to additional federal permits, orders, approvals and consultations required by other federal agencies, including the DOE, Advisory Council on Historic Preservation, U.S. Army Corps of Engineers, U.S. Department of Commerce, National Marine Fisheries Services, U.S. Department of the Interior, U.S. Fish and Wildlife Service, EPA and U.S. Department of Homeland Security.

Three significant permits are the U.S. Army Corps of Engineers (“USACE”) Section 404 of the Clean Water Act/Section 10 of the Rivers and Harbors Act Permit (the “Section 10/404 Permit”), the Clean Air Act Title V (“Title V”) Operating Permit and the Prevention of Significant Deterioration (“PSD”) Permit, the latter two permits being issued by the Louisiana Department of Environmental Quality (“LDEQ”).

The application for revision of the Sabine Pass LNG terminal’s Section 10/404 Permit to authorize construction of Trains 1 through 4 was submitted in January 2011. The process included a public comment period which commenced in March 2011 and closed in April 2011. The revised Section 10/404 Permit was received from the USACE in March 2012. The USACE acted in the capacity as a cooperating agency in the FERC’s NEPA review process. The application to amend the Sabine Pass LNG terminal’s existing Title V and PSD permits to authorize construction of Trains 1 through 4 was initially submitted in December 2010 and revised in March 2011. The process included a public comment period from June 2011 to August 2011 and a public hearing in August 2011. The final revised Title V and PSD permits were issued by the LDEQ in December 2011. Although these permits are final, a petition with the EPA has been filed pursuant to the Clean Air Act requesting that the EPA object to the Title V permit. The EPA has not ruled on this petition. In June 2012, we applied to the LDEQ for a further amendment to the Title V and PSD permits to reflect proposed modifications to the Liquefaction Project that were filed with the FERC in October 2012. The LDEQ issued the amended PSD and Title V permits in March 2013. These permits are final. In September 2013, we applied to the LDEQ for another amendment to our PSD and Title V permits seeking approval to, among other things, construct and operate Trains 5 and 6. The LDEQ issued the amended PSD and Title V permits in June 2015. These permits are final.

In August 2014, the Sabine Pass LNG terminal’s existing wastewater discharge permit was modified by LDEQ to authorize the discharge of wastewaters from the liquefaction facilities, including wastewaters generated with respect to the anticipated operations of Trains 5 and 6.

The Sabine Pass LNG terminal regasification and liquefaction facilities are subject to U.S. Department of Transportation safety regulations and standards for the transportation and storage of LNG and regulations of the U.S. Coast Guard relating to maritime safety and facility security.

Commodity Futures Trading Commission

Congress adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. This legislation, known as the Dodd-Frank Act, is designed primarily to (1) require registration of certain participants in the swaps markets, including entities falling within the categories of “Swap Dealer” and “Major Swap Participant,” (2) require clearing and exchange-trading of certain swaps that the CFTC designated by rule to be cleared, (3) increase swap market transparency through robust reporting and recordkeeping requirements, (4) reduce financial risks in the derivatives market by imposing margin or collateral requirements on both cleared and, in certain cases, uncleared swaps, and (5) enhance the CFTC’s rulemaking and enforcement authority, including the authority to establish position limits on certain swaps and futures products. As required by the Dodd-Frank Act, the CFTC, the SEC and other regulators have been promulgating rules and regulations implementing the swaps regulatory provisions of the Dodd-Frank Act, although neither the CFTC nor the SEC has yet adopted all of the rules required by the Dodd-Frank Act.

Pursuant to the Dodd-Frank Act, the CFTC must, as necessary in order to prevent excessive speculation, adopt rules imposing new position limits on futures and options contracts and economically equivalent physical commodity swaps, as well as swaps traded on registered swap trading platforms and on over-the-counter (“OTC”) swaps that perform a significant price discovery function with respect to certain markets. On November 18, 2011, the CFTC adopted final rules imposing position limits (at an aggregate level across all entities under common ownership or control unless an exemption applied) on certain core futures and equivalent swaps contracts for physical commodities, including Henry Hub natural gas. These final rules were vacated by federal district court on September 28, 2012, but the CFTC re-proposed such rules on December 12, 2013, and published a supplemental proposed rulemaking regarding the aggregation requirements for position limits on September 29, 2015. If finalized as proposed, these position limits and aggregation requirements would establish CFTC position limits on the amount of core futures and equivalent swaps contracts that market participants could hold, subject to exceptions for certain bona fide hedging transactions. The CFTC has not yet acted to adopt these proposed rules.

Pursuant to rules adopted by the CFTC, six classes of OTC interest rate and credit default swaps must be cleared on a designated clearing organization and also must be executed on an exchange or swap execution facility. The CFTC has not yet proposed to designate any other classes of swaps, including swaps relating to physical commodities, for mandatory clearing and trade execution, but could do so in the future. Although we expect to qualify for the “end-user exception” from the mandatory clearing and trade execution requirements applicable to any swaps we enter into to hedge our commercial risks, the mandatory clearing and trade execution requirements may apply to other market participants, such as our counterparties (who may be registered as Swap Dealers), and the application of such rules may change the cost and availability of the swaps that we use for hedging.

For uncleared swaps, the CFTC or federal banking regulators may require our counterparties to require us to enter into credit support documentation with them and/or require us to post initial and variation margin with respect to our uncleared swaps. On September 24, 2014, the banking regulators published in the Federal Register proposed joint rules to establish minimum margin and capital requirements for registered Swap Dealers, Major Swap Participants, Security-Based Swap Dealers, and Major Security-Based Swap Participants regulated by the banking regulators, although those requirements would not require collection of initial or variation margin from non-financial end-users. On October 3, 2014, the CFTC published in the Federal Register similar proposed rules for initial and variation margin requirements. The proposed CFTC rules establish initial and variation margin requirements for Swap Dealers and Major Swap Participants, but do not require these entities to collect margin from non-financial end-users. On January 12, 2015, President Obama signed into law legislation modifying the Dodd-Frank Act and clarifying that any rules for the collection of initial or variation margin for uncleared swaps shall not apply to non-financial end users that qualify for the end user exception to clearing.

Other provisions of the Dodd-Frank Act may also cause our derivatives counterparties to spin off some or all of their derivatives activities to a separate entity, and such separate entity, who could be our counterparty in future swaps, may not be as creditworthy as the current counterparty. The Dodd-Frank Act’s swaps regulatory provisions and the related rules may also adversely affect our existing derivatives contracts and restrict our ability to monetize such contracts, cause us to restructure certain contracts, reduce the availability of derivatives to protect against risks or to optimize assets, adversely affect our ability to execute our hedging strategies and impact the liquidity of certain swaps products, all of which could increase our business costs.

Environmental Regulation

The Liquefaction Project is subject to various federal, state and local laws and regulations relating to the protection of the environment and natural resources. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Many of these laws and regulations restrict or prohibit the types, quantities and concentration of substances that can be released into the environment and can lead to substantial civil and criminal fines and penalties for non-compliance.

Clean Air Act (“CAA”)

The Liquefaction Project is subject to the federal CAA and comparable state and local laws. We may be required to incur certain capital expenditures over the next several years for air pollution control equipment in connection with maintaining or obtaining permits and approvals addressing air emission-related issues. We do not believe, however, that the construction and operation of the Liquefaction Project will be materially and adversely affected by any such requirements.

In 2009, the EPA promulgated and finalized the Mandatory Greenhouse Gas Reporting Rule for multiple sections of the economy. This rule requires mandatory reporting of greenhouse gas (“GHG”) emissions from stationary fuel combustion sources as well as all fugitive emissions throughout LNG terminals. From time to time, Congress has considered proposed legislation directed at reducing GHG emissions, and the EPA has defined GHG emissions thresholds for requiring certain permits for new and existing industrial sources. In addition, many states have already taken regulatory action to monitor and/or reduce emissions of GHGs, primarily through the development of GHG emission inventories or regional GHG cap and trade programs. It is not possible at this time to predict how future regulations or legislation may address GHG emissions and impact our business. However, future regulations and laws could result in increased compliance costs or additional operating restrictions and could have a material adverse effect on our business, financial position, results of operations and cash flows.

Coastal Zone Management Act (“CZMA”)

The Liquefaction Project is subject to the review and possible requirements of the CZMA throughout the construction of facilities located within the coastal zone. The CZMA is administered by the states (in Louisiana, by the Department of Natural Resources, and in Texas, by the General Land Office). This program is implemented to ensure that impacts to coastal areas are consistent with the intent of the CZMA to manage the coastal areas.

Clean Water Act (“CWA”)

The Liquefaction Project is subject to the federal CWA and analogous state and local laws. The CWA imposes strict controls on the discharge of pollutants into the navigable waters of the United States, including discharges of wastewater and storm water runoff and fill/discharges into waters of the United States. Permits must be obtained prior to discharging pollutants into state and federal waters. The CWA is administered by the EPA, the USACE, and by the states (in Louisiana, by the LDEQ).

Resource Conservation and Recovery Act (“RCRA”)

The federal RCRA and comparable state statutes govern the disposal of solid and hazardous wastes. In the event such wastes are generated in connection with the Liquefaction Project, we will be subject to regulatory requirements affecting the handling, transportation, treatment, storage and disposal of such wastes.

Endangered Species Act

The Liquefaction Project may be restricted by requirements under the Endangered Species Act, which seeks to protect endangered or threatened animal, fish and plant species and designated habitats.

Insurance

We maintain a comprehensive insurance program to insure potential losses to the Liquefaction Project from physical loss or damage, hurricanes and terrorism, as well as third-party liabilities, during construction and subsequent operation. We may not be able to maintain adequate insurance in the future at rates that are considered reasonable. See “Risk Factors—Risks Relating to Development and Operation of our Business—We are subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities and losses for us.”

Insurance During Construction Period

During construction of Trains 1 through 5, under terms of the EPC Contracts, Bechtel is responsible for providing substantially all of the required insurance covering loss or damage to our assets, loss of income due to a delay in our liquefaction facilities’ completion, and third-party liabilities. Terrorism insurance is excluded from Bechtel’s contractual obligations; our primary auto liability insurance supplements auto liability insurance required of Bechtel. Upon substantial completion of each Train, we will assume responsibility for maintaining the insurance program with respect to that Train.

Windstorm and Flood Insurance

Presently, we have $500 million in total windstorm and flood insurance covering both physical damage and delay in startup. Both Bechtel and we are named insureds under the policy. We believe that our current insurance package is sufficient to cover our probable maximum loss.

Physical Damage and Delay in Start Up (“DSU”) Insurance

We presently have builder’s risk insurance covering property losses in an amount sufficient to cover the probable maximum loss of the Liquefaction Project. We have $700 million in builder’s risk DSU insurance, an amount sufficient to replace lost revenue so as to cover debt service for a delay period of up to twelve months in the event of a delay in construction beyond the guaranteed substantial completion date of any Train resulting from physical damage.

Marine Cargo and Marine Cargo DSU Insurance

Bechtel presently maintains on our behalf, marine cargo insurance sufficient to cover a single loss of $100 million as well as Marine Cargo DSU in the amount of $700 million to cover a loss due to a delay in start-up associated with a transit loss.

Third-Party Liability

We have $100 million of third-party liability insurance. Both Bechtel and we are named insureds under this policy.

Terrorism

We recently procured terrorism insurance covering all five Trains with a limit of $1.5 billion.

Pollution Legal Liability

There is $25 million of pollution legal liability insurance covering third-party liabilities, remediation legal liability, and legal defense expense. Both Bechtel and we are named insureds on this policy.

Automobile

We have $2 million of primary auto liability insurance supplemented by our excess liability coverage, which carries a $150 million limit.

Insurance During Operational Period

Upon achievement of substantial completion of each Train, we will have responsibility for all insurance coverages. We intend to place insurance coverages that are in such form and amounts as are customary for project facilities of similar type and scale to this facility.

Employees and Labor Relations

We have no employees. We have contracts with subsidiaries of Cheniere and Cheniere Partners for operations, maintenance, and management services. As of October 31, 2015, Cheniere and its subsidiaries had 828 full-time employees, including 478 employees who directly supported the Liquefaction Project.

Legal Proceedings

We may in the future be involved as a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, as of September 30, 2015, there were no pending legal matters that we were a party to that could reasonably be expected to have a material adverse impact on our results of operations, financial position or cash flows.

MANAGEMENT

We are a Delaware limited liability company managed by our “managers” (as defined in our first amended and restated limited liability company agreement, dated July 31, 2012), who currently are R. Keith Teague, Sean T. Klimczak, Michael J. Wortley and Michelle A. Dreyer. Mr. Teague and Mr. Wortley serve as executive officers and/or directors of other affiliated entities, including Cheniere and Cheniere Partners and direct or indirect subsidiaries of Cheniere and Cheniere Partners. Mr. Klimczak serves as a director of the general partner of Cheniere Partners.

The following sets forth information, as of November 15, 2015, regarding these managers.

Name	Age	Position
R. Keith Teague	50	Manager, President
Sean T. Klimczak	39	Manager
Michael J. Wortley	39	Chief Financial Officer, Manager
Michelle A. Dreyer	44	Independent Manager

R. Keith Teague is our President and has held that position since April 2008. He has served as Executive Vice President-Asset Group of Cheniere since February 2014 and served as Senior Vice President—Asset Group of Cheniere from April 2008 to February 2014. Prior to that time, he served as Vice President—Pipeline Operations of Cheniere beginning in May 2006. He has also served as President of CQH Holdings Company, LLC (formerly known as Cheniere Pipeline Company), a wholly owned subsidiary of Cheniere, since January 2005. Mr. Teague began his career with Cheniere in February 2004 as Director of Facility Planning. Prior to joining Cheniere, Mr. Teague served as the Director of Strategic Planning for the CMS Panhandle Companies from December 2001 until September 2003. Mr. Teague is currently a director, President and Chief Operating Officer of the general partner of Cheniere Partners and a director of Cheniere Energy Partners LP Holdings, LLC, a publicly traded company that holds equity interests in Cheniere Partners. Mr. Teague is also President of the general partner of SPLNG. He is responsible for the development, construction and operation of Cheniere’s LNG terminal and pipeline assets. Mr. Teague received a B.S. in civil engineering from Louisiana Tech University and an M.B.A. from Louisiana State University.

Sean T. Klimczak is a manager and has held that position since August 2012. Mr. Klimczak is a Senior Managing Director in the Private Equity Group of The Blackstone Group L.P., an investment and advisory firm. Prior to joining Blackstone in 2005, Mr. Klimczak was an Associate at Madison Dearborn Partners, a private equity investment firm, from 2001 to 2003 and an employee in the Mergers & Acquisitions department of the Investment Banking division of Morgan Stanley, a financial services firm, from 1998 to 2001. Mr. Klimczak is a director of the general partner of Cheniere Partners. Mr. Klimczak received a B.B.A. in finance and business economics from Notre Dame and a Master of Business Administration from Harvard Business School.

Michael J. Wortley is our Chief Financial Officer and has held that position since January 2014. Mr. Wortley is the Senior Vice President and Chief Financial Officer of Cheniere and previously served as Vice President, Strategy and Risk of Cheniere from January 2013 to January 2014. Prior to January 2013, he served as Vice President - Business Development of Cheniere and President of Corpus Christi Liquefaction, LLC, a wholly owned subsidiary of Cheniere, since September 2011. Prior to September 2011, Mr. Wortley served as Cheniere’s Vice President - Strategic Planning since January 2009 and its Manager—Strategic New Business since August 2007. Prior to joining Cheniere in February 2005, Mr. Wortley spent five years in oil and gas corporate development, mergers, acquisitions and divestitures with Anadarko Petroleum Corporation, a publicly traded oil and gas exploration and production company. Mr. Wortley began his career as an Internal Auditor with Union Pacific Resources Corporation, a publicly traded oil and gas exploration and production company subsequently acquired by Anadarko Petroleum Corporation. Mr. Wortley is currently a director and the Senior Vice President and Chief Financial Officer of the general partner of Cheniere Partners, and a director and the Chief Financial Officer of Cheniere Energy Partners LP Holdings, LLC, a subsidiary of Cheniere. Mr. Wortley is also Chief Financial Officer of the general partner of SPLNG. Mr. Wortley received a B.B.A. degree in Finance from Southern Methodist University.

Michelle A. Dreyer is our “independent manager” (as defined in our first amended and restated limited liability company agreement, dated July 31, 2012), whose role is limited to approve, unanimously with our managers, any action that would constitute a bankruptcy. At any time that the Common Security Trustee or its designee acquires at least 50.1% of our membership interests having voting rights, the independent manager will be removed and no successor will be designated.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We have not paid any compensation to our executive officers since inception and have no plans to do so in the future. All of our executive officers are also employees of Cheniere. In addition to providing services to us, each of our officers and directors, with the exception of Ms. Dreyer, devotes a significant portion of his or her time to work for Cheniere and its affiliates.

Cheniere compensates our officers for the performance of their duties as employees of Cheniere, which includes managing our business. Cheniere does not allocate this compensation between services for us and services for Cheniere and its affiliates. Our officers may participate in employee benefit plans and arrangements sponsored by Cheniere and its affiliates, including plans that may be established by Cheniere and its affiliates in the future. Our board of managers does not review any of the compensation decisions made by Cheniere with regard to compensation of our executive officers.

Manager Compensation

We have paid no compensation to our managers since inception and have no plans to do so in the future. The company that employs Ms. Dreyer is compensated $2,500 per year for her services as an independent manager.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
R. Keith Teague	$—	$—	$—	$—	$—	$—	$—
Sean T. Klimczak	—	—	—	—	—	—	—
Michael J. Wortley	—	—	—	—	—	—	—
Michelle A. Dreyer	2,500	—	—	—	—	—	2,500

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The limited liability company interest represented by units in our limited liability company is wholly owned by Cheniere Partners. The following table sets forth the beneficial ownership of our limited liability company interests, the common units of Cheniere Partners, the common shares of Cheniere Energy Partners LP Holdings, LLC, and the common stock of Cheniere owned of record and beneficially as of November 15, 2015 by:

•	each person who beneficially owns more than 5% of our limited liability company interests;

•	each of our managers;

•	each of our executive officers; and

•	all of our managers and executive officers as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Cheniere, as our indirect parent, has sole voting and investment power with respect to all of our limited liability company interests. The address for the beneficial owners listed below is 700 Milam Street, Suite 1900, Houston, Texas 77002.

	Sabine Pass Liquefaction, LLC (1)		Cheniere Energy, Inc. (2)			Cheniere Energy Partners, L.P. (3)		Cheniere Energy Partners LP Holdings, LLC (4)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Cheniere Energy Partners, L.P. (5)	100	100%	—		—	—	—	—	—
R. Keith Teague	—	—	613,158		*	—	—	—	—
Sean T. Klimczak	—	—	—		—	—	—	—	—
Michael J. Wortley (6)	—	—	419,505	(6)	*	1,000	*	—	—
Michelle A. Dreyer	—	—	—		—	—	—	—	—
H. Davis Thames (7) (8)	—	—	785,416		*	500	*	—	—
All executive officers and managers as a group (4 persons)	—	—	1,023,663		*	1,000	*	—	—

*	Less than 1%
(1)	As of November 15, 2015, Sabine Pass Liquefaction, LLC had 100 units outstanding.
(2)	As of November 15, 2015, Cheniere Energy, Inc. had 236,044,941 shares of common stock outstanding.
(3)	As of November 15, 2015, Cheniere Energy Partners, L.P. had 57,101,348 common units outstanding.
(4)	As of November 15, 2015, Cheniere Energy Partners LP Holdings, LLC had 231,700,000 common shares outstanding.
(5)	Cheniere Energy Partners, L.P. indirectly owns its interest in Sabine Pass Liquefaction, LLC. Cheniere Energy, Inc. owns 100% of the general partner interest in Cheniere Energy Partners, L.P. and 80.1% of Cheniere Energy Partners LP Holdings, LLC, which is a publicly traded limited liability company that owns a 55.9% limited partner interest in Cheniere Energy Partners, L.P.
(6)	Includes 1,500 shares issuable upon exercise of currently exercisable stock options held by Mr. Wortley.
(7)	As of January 14, 2014, Mr. Wortley replaced Mr. Thames as our Chief Financial Officer.
(8)	Includes information reported to us as of March 7, 2014. Mr. Thames left Cheniere on March 7, 2014 and is no longer required to report his holdings pursuant to Section 16(a) of the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Services Agreements

During the years ended December 31, 2014, 2013 and 2012, we recorded general and administrative expense-affiliate of $70.6 million, $92.6 million and $34.0 million, respectively, under the following service agreements. During the nine months ended September 30, 2015 and 2014, we recorded general and administrative expense-affiliate of $57.8 million and $52.3 million, respectively, and operating and maintenance expense-affiliate of $.05 million and $34,000, respectively, under the following service agreements:

Liquefaction O&M Agreement

We have entered into an operation and maintenance agreement (the “Liquefaction O&M Agreement”) with Cheniere Investments, a wholly owned subsidiary of Cheniere Partners, pursuant to which we receive all of the necessary services required to construct, operate and maintain the Liquefaction Project. Before the Liquefaction Project is operational, the services to be provided include, among other services, obtaining governmental approvals on our behalf, preparing an operating plan for certain periods, obtaining insurance, preparing staffing plans and preparing status reports. After the Liquefaction Project is operational, the services include all necessary services required to operate and maintain the Liquefaction Project. Before the Liquefaction Project is operational, in addition to reimbursement of operating expenses, we are required to pay a monthly fee equal to 0.6% of the capital expenditures incurred in the previous month, which is recorded as general and administrative expense-affiliate on our Statement of Operations. After substantial completion of each Train, for services performed while the Liquefaction Project is operational, we will pay, in addition to the reimbursement of operating expenses, a fixed monthly fee of $83,333 (indexed for inflation) for services with respect to such Train.

Liquefaction MSA

We have entered into a management services agreement (the “Liquefaction MSA”) with Cheniere LNG Terminals, Inc. (“Cheniere Terminals”) pursuant to which Cheniere Terminals manages the construction and operation of the Liquefaction Project, excluding those matters provided for under the Liquefaction O&M Agreement. The services include, among other services, exercising the day-to-day management of our affairs and business, managing our regulatory matters, managing bank and brokerage accounts and financial books and records of our business and operations, entering into financial derivatives on our behalf and providing contract administration services for all contracts associated with the Liquefaction Project. Under the Liquefaction MSA, pay a monthly fee equal to 2.4% of the capital expenditures incurred in the previous month, which is recorded as general and administrative expense-affiliate on our Statement of Operations. After substantial completion of each Train, we will pay a fixed monthly fee of $541,667 (indexed for inflation) for services with respect to such Train.

Terminal Use Agreements

We have entered into a TUA with SPLNG to provide berthing for LNG vessels and for the unloading, loading, storage and regasification of LNG. We have reserved approximately 2.0 Bcf/d of regasification capacity and we are obligated to make monthly capacity payments to SPLNG aggregating approximately $250.0 million per year, continuing until at least 20 years after we deliver our first commercial cargo at our facilities under construction. We obtained this reserved capacity as a result of an assignment in July 2012 by Cheniere Investments of its rights, title and interest under its TUA. In connection with the assignment, we, Cheniere Investments and SPLNG also entered into a TURA pursuant to which Cheniere Investments has the right to use our reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to SPLNG. Cheniere Investments’ right to use our capacity at the Sabine Pass LNG terminal will be reduced as each of Trains 1 through 4 reaches commercial operation. The percentage of the monthly capacity payments payable by Cheniere Investments will be reduced from 100% to zero (unless Cheniere Investments utilizes terminal use capacity after Train 4 reaches commercial operations), and the percentage of the monthly capacity payments payable by us will increase by the amount that Cheniere Investments’ percentage decreases. Cheniere Partners has guaranteed our obligations under our TUA and the obligations of Cheniere Investments under the TURA.

In connection with our TUA, we are required to pay for a portion of the cost to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal. Terminal use agreement maintenance expense-affiliate represents the amount recorded related to the reimbursement to SPLNG of a portion of its fuel costs related to maintaining the cryogenic readiness of the Sabine Pass LNG terminal. Our portion of the cost (including affiliate) to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal is based on our approximately 41% share of the commercial LNG storage capacity at the Sabine Pass LNG terminal. During the years ended December 31, 2014, 2013 and 2012 we recorded $26.7 million, $26.6 million and $10.1 million, respectively, as Terminal Use Agreement Maintenance Expense (including affiliate) on our Statement of Operations related to this obligation. During the nine months ended September 30, 2015 and 2014, we recorded $17 million and $25.0 million, respectively, as terminal use agreement maintenance expense (including affiliate) on our Statements of Operations related to this obligation.

In September 2012, we entered into a partial TUA assignment agreement with Total Gas & Power North America, Inc. (“Total”), whereby we will progressively gain access to Total’s capacity and other services provided under Total’s TUA with SPLNG. This agreement provides us with additional berthing and storage capacity at the Sabine Pass LNG terminal that may be used to accommodate the development of Trains 5 and 6, provides increased flexibility in managing LNG cargo loading and unloading activity starting with the commencement of commercial operations of Train 3, and permits us to more flexibly manage our storage with the commencement of Train 1. Notwithstanding any arrangements between Total and us, payments required to be made by Total to SPLNG continue to be made by Total to SPLNG in accordance with its TUA.

Cheniere Marketing SPA

Cheniere Marketing has entered into an amended and restated SPA with us to purchase, at Cheniere Marketing’s option, LNG produced by us in excess of that required for other customers at a price of 115% of Henry Hub plus $3.00 per MMBtu of LNG.

Commissioning Agreement

In May 2015, we entered into an agreement with Cheniere Marketing that obligates Cheniere Marketing in certain circumstances to buy LNG cargoes produced during the periods while Bechtel Oil, Gas and Chemicals, Inc. has control of, and is commissioning, the first four Trains of the Liquefaction Project.

Pre-commercial LNG Marketing Agreement

In May 2015, we entered into an agreement with Cheniere Marketing that authorizes Cheniere Marketing to act on our behalf to market and sell pre-commercial LNG that has not been accepted by BG Gulf Coast LNG, LLC.

LNG Site Sublease Agreement

We have entered into agreements with SPLNG to sublease a portion of the Sabine Pass LNG terminal site for the Liquefaction Project. The annual sublease payment is $1.0 million. The initial term of the sublease expires on December 31, 2034, with options to renew for multiple 10-year extensions with similar terms as the initial term. The annual sublease payment will be adjusted for inflation every 5 years based on a consumer price index, as defined in the sublease agreement. During the years ended December 31, 2014, 2013 and 2012 we recorded $0.5 million, $0.5 million and $0.3 million of sublease expense as general and administrative expense-affiliate on our Statements of Operations. We recorded $0.5 million and $0.4 million of sublease expense as general and administrative expense—affiliate on our Statements of Operations for the nine months ended September 30, 2015 and 2014, respectively.

State Tax Sharing Agreement

In August 2012, we entered into a state tax sharing agreement with Cheniere. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which we and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, we will pay to Cheniere an amount equal to the state and local tax that we would be required to pay if our state and local tax liability were calculated on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from us under this agreement; therefore, Cheniere has not demanded any such payments from us. The agreement is effective for tax returns due on or after August 2012.

Cooperation Agreement

We have entered into an agreement with SPLNG that allows us to retain and acquire certain rights to access the property and facilities that are owned by SPLNG for the purpose of constructing, modifying and operating the Liquefaction Project. In consideration for access given to us, we have agreed to transfer to SPLNG title of certain facilities, equipment and modifications, which SPLNG is obligated to operate and maintain. The term of this agreement is consistent with our TUA described above. Under this agreement, we conveyed to SPLNG $0.7 million of assets during the year ended December 31, 2014. During the nine months ended September 30, 2015 and 2014, we conveyed to SPLNG $80.5 million and $0.7 million of assets, respectively.

Interconnect Agreement

We have entered into an agreement with CTPL to construct certain interconnect facilities between a 94-mile pipeline that interconnects the Sabine Pass LNG terminal with a number of large interstate pipelines and the Liquefaction Project, with ownership and responsibility for maintenance and operation being transferred to CTPL following construction. Upon completion of construction activities during the third quarter of 2015, we conveyed to CTPL $10.1 million of assets under this agreement for the nine months ended September 30, 2015.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of our material outstanding indebtedness other than the Old Notes. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the provisions of the instruments and agreements described. For a description of the Common Terms Agreement, see “Description of Principal Project Documents—Common Terms Agreement.”

2015 Credit Facilities

On June 30, 2015, we entered into the 2015 Credit Facilities. The 2015 Credit Facilities are construction/term loan facilities having available commitments in an initial aggregate amount up to $4.6 billion. The 2015 Credit Facilities will be used to fund a portion of the costs of developing, constructing and placing into service the first five of the six planned Trains, each with an expected nominal production capacity of 4.5 mtpa, and facilities and services incidental thereto.

The 2015 Credit Facilities consist of:

•	an approximately $2.85 billion senior secured credit facility (the “2015 Term Loan A Credit Agreement”) among us, Société Générale, as the Commercial Banks Facility Agent and as the common security trustee (the “Common Security Trustee”), and the lenders from time to time party thereto;

•	a $600 million senior secured credit facility (the “KEXIM Direct Facility Agreement”) among us, Shinhan Bank New York Branch, as the agent (the “KEXIM Agent”), the Common Security Trustee and The Export-Import Bank of Korea (“KEXIM”);

•	a $400 million senior secured credit facility (the “KEXIM Covered Facility Agreement”) among us, the KEXIM Agent, the Common Security Trustee, KEXIM and lenders from time to time party thereto; and

•	a $750 million senior secured credit facility (the “KSURE Covered Facility Agreement”) among us, The Korea Development Bank, New York Branch, as the agent, the Common Security Trustee and the lenders from time to time party thereto.

We had $4.3 billion of available commitments and $250 million of outstanding borrowings under the 2015 Credit Facilities as of September 30, 3015. Also on June 30, 2015, we entered into the Common Terms Agreement.

The principal of the construction/term loans under the 2015 Credit Facilities is repayable in quarterly installments, commencing upon the earlier of June 30, 2020 and the last day of the first full calendar quarter following the Project Completion Date, as defined under the caption “Description of Notes—Certain Definitions.” Such scheduled amortization will be based upon an 18-year amortization schedule, with a balloon payment due upon the maturity of the 2015 Credit Facilities. The 2015 Credit Facilities will mature on the earlier of December 31, 2020 or the second anniversary of the Project Completion Date. Borrowings under the 2015 Credit Facilities may be refinanced, in whole or in part, at any time without premium or penalty, except for interest rate hedging and interest rate breakage costs.

We may make borrowings under the 2015 Credit Facilities based on LIBOR or the base rate (which is determined by reference to the applicable agent’s prime rate), plus the applicable margin. The applicable margins for LIBOR loans range from 1.30% to 1.75% per annum, depending on the applicable credit facility and the applicable margin for base rate loans is 1.75% per annum. In addition, we are required to pay 45 bps for insurance/guarantee premiums on any drawn amounts under the KEXIM Covered Facility Agreement and the KSURE Covered Facility Agreement. We are also required to pay commitment fees on the undrawn amount and annual administrative fees to the agents under the 2015 Credit Facilities.

We are required to maintain interest rate protection agreements with respect to no less than 65% (calculated on a weighted average basis) of the projected outstanding balance of the “Facility Debt” and “Additional Secured Debt” (each as defined in the Common Terms Agreement) for a term of no less than seven years (provided, however, that, for purposes of calculating such percentage, any such secured debt which bears a fixed interest rate shall be deemed subject to an interest rate protection agreement), on terms reasonably satisfactory to us and the required secured parties, in each case, which interest rate protection agreements comply with the terms of the “Hedging Program” as defined in the Common Terms Agreement.

Prior to any advance, we must satisfy certain conditions precedent (unless waived by the required lenders), including the delivery of lien waivers, certifications from the independent engineer as to construction progress, evidence that all government approvals required at the then-current stage are in full force and effect, and we must certify that Bechtel is not entitled to a change order under the provisions in the EPC Contracts for any change in law that would cause us not to have sufficient funds to complete the Liquefaction Project by the required milestone completion dates. In addition, the “gas sourcing plan” (as defined in the Common Terms Agreement) must not have been materially amended and all relevant milestones described therein must have been achieved, all government approvals required at the then-current stage must be in full force and effect.

The 2015 Credit Facilities are governed by the Common Terms Agreement, which contains representations, covenants and events of default that will also apply to any additional “secured debt” (as defined in the Common Terms Agreement) that we may incur in the future. However, these representations, covenants and events of default do not apply to the notes, and the covenants and events of default applicable to the notes are as set forth in the indenture, as described under “Description of Notes.”

The Common Terms Agreement allows us to incur up to $1.5 billion (or $1.8 billion if debt is incurred to finance the construction of Train 6) of additional indebtedness for working capital purposes related to the Liquefaction Project, of which no more than $200 million may be used for purposes other than the cost of purchasing or transporting natural gas. The Common Terms Agreement also allows us to incur up to $300 million of additional indebtedness for certain permitted development expenditures. Finally, the Common Terms Agreement allows us to incur indebtedness to finance the development of Train 6 upon the satisfaction of certain pre-agreed conditions.

The Common Terms Agreement’s events of default constitute events of default under the 2015 Credit Facilities. In the case of an event of default (and after all applicable cure periods), the applicable administrative agent may, or upon the direction of the required lenders shall, accelerate all or any portion of the outstanding construction/term loans and other obligations due and payable under such 2015 Credit Facility, or terminate all outstanding construction/term loan commitments under the 2015 Credit Facilities. Such acceleration/termination is automatic following an event of default relating to bankruptcy/insolvency. The exercise of any additional remedies by or on behalf of the lenders under the 2015 Credit Facilities is subject to the terms and conditions of the Intercreditor Agreement.

Senior Secured Notes

In addition to the 2025 Notes, we currently have four other series of senior secured notes:

•	$2.0 billion of outstanding 2021 Senior Notes;

•	$1.0 billion of outstanding 2022 Senior Notes;

•	$1.5 billion of outstanding 2023 Senior Notes; and

•	$2.0 billion of outstanding 2024 Senior Notes.

Interest on the outstanding 2021 Senior Notes is payable semi-annually in arrears on February 1 and August 1 of each year, interest on the 2022 Senior Notes is payable semi-annually in arrears on March 15 and September 15 of each year, interest on the 2023 Senior Notes is payable semi-annually in arrears on April 15 and October 15 of each year and interest on the 2024 Senior Notes is payable semi-annually in arrears on May 15 and November 15 of each year. Each of the outstanding 2021 Senior Notes, 2022 Senior Notes, 2023 Senior Notes and 2024 Senior Notes is secured on a first-priority basis by a security interest in all of our membership interests and substantially all of our assets.

At any time prior to November 1, 2020, with respect to the 2021 Senior Notes, December 15, 2021, with respect to the 2022 Senior Notes, January 15, 2023, with respect to the 2023 Senior Notes, or February 15, 2024, with respect to the 2024 Senior Notes, we may redeem all or a part of such series of the Senior Notes, at a redemption price equal to the “make-whole” price set forth in the common indenture governing the Senior Notes, plus accrued and unpaid interest, if any, to the date of redemption. We also may at any time on or after November 1, 2020, with respect to the 2021 Senior Notes, December 15, 2021, with respect to the 2022 Senior Notes, January 15, 2023, with respect to the 2023 Senior Notes, or February 15, 2024, with respect to the 2024 Senior Notes, redeem such series of the Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of such series of the Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Under the common indenture governing the Senior Notes, we may not make any distributions until, among other requirements, substantial completion of Trains 1 and 2 has occurred, deposits are made into debt service reserve accounts and a debt service coverage ratio for the prior 12-month period and a projected debt service coverage ratio for the upcoming 12-month period of 1.25:1.00 are satisfied.

Working Capital Facility

In September 2015, we entered into the Working Capital Facility, which replaced the $325.0 million Senior Letter of Credit and Reimbursement Agreement that was entered into in April 2014 (the “LC Agreement”). The Working Capital Facility is intended to be used for loans (“Working Capital Loans”), the issuance of letters of credit (“Letters of Credit”), as well as for swing line loans (“Swing Line Loans”), primarily for certain working capital requirements related to developing and placing into operation the Liquefaction Project. We may, from time to time, request increases in the commitments under the Working Capital Facility of up to $760 million and, upon the completion of the debt financing of Train 6 of the Liquefaction Project, request an incremental increase in commitments of up to an additional $390 million. As of September 30, 2015, we had $1.1 billion of available commitments, $127.6 million aggregate amount of issued Letters of Credit and no Working Capital Loans, Swing Line Loans or loans deemed made in connection with a draw upon a Letter of Credit (“LC Loans” and collectively with Working Capital Loans and Swing Line Loans, the “Working Capital Facility Loans”) outstanding under the Working Capital Facility. As of December 31, 2014, we had issued letters of credit in an aggregate amount of $9.5 million, and no draws had been made upon any letters of credit issued under the LC Agreement.

Working Capital Facility Loans accrue interest at a variable rate per annum equal to LIBOR or the base rate (equal to the highest of the senior facility agent’s published prime rate, the federal funds effective rate, as published by the Federal Reserve Bank of New York, plus 0.50% and one month LIBOR plus 0.50%), plus the applicable margin. The applicable margin for LIBOR Working Capital Facility Loans is 1.75% per annum, and the applicable margin for base rate Working Capital Facility Loans is 0.75% per annum. Interest on Swing Line Loans and LC Loans is due and payable on the date the loan becomes due. Interest on LIBOR Working Capital Loans is due and payable at the end of each applicable LIBOR period, and interest on base rate Working Capital Loans is due and payable at the end of each fiscal quarter. However, if such base rate Working Capital Loan is converted into a LIBOR Working Capital Loan, interest is due and payable on that date. Additionally, if the loans become due prior to such periods, the interest also becomes due on that date.

We pay (1) a commitment fee on the average daily amount of the excess of the total commitment amount over the principal amount outstanding without giving effect to any outstanding Swing Line Loans in an amount equal to an annual rate of 0.70% and (2) a Letter of Credit fee equal to an annual rate of 1.75% of the undrawn portion of all Letters of Credit issued under the Working Capital Facility. If draws are made upon a Letter of Credit issued under the Working Capital Facility and we do not elect for such draw (an “LC Draw”) to be deemed an LC Loan, we are required to pay the full amount of the LC Draw on or prior to the business day following the notice of the LC Draw. An LC Draw accrues interest at an annual rate of 2.0% plus the base rate. As of September 30, 2015, no LC Draws had been made upon any Letters of Credit issued under the Working Capital Facility.

The Working Capital Facility matures on December 31, 2020, and the outstanding balance may be repaid, in whole or in part, at any time without premium or penalty upon three business days’ notice. LC Loans have a term of up to one year. Swing Line Loans terminate upon the earliest of (1) the maturity date or earlier termination of the Working Capital Facility, (2) the date 15 days after such Swing Line Loan is made and (3) the first borrowing date for a Working Capital Loan or Swing Line Loan occurring at least three business days following the date the Swing Line Loan is made. We are required to reduce the aggregate outstanding principal amount of all Working Capital Loans to zero for a period of five consecutive business days at least once each year.

The Working Capital Facility contains conditions precedent for extensions of credit, as well as customary affirmative and negative covenants. Our obligations under the Working Capital Facility are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes and 2015 Credit Facilities.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On March 3, 2015, we sold $2.0 billion aggregate principal amount of the Old Notes in a private placement. The Old Notes were sold to the initial purchasers who in turn resold the Old Notes to a limited number of qualified institutional buyers pursuant to Rule 144A of the Securities Act.

In connection with the sale of the Old Notes, we entered into a registration rights agreement with the initial purchasers of the Old Notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the Old Notes for the New Notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the New Notes in exchange for the Old Notes. The terms of the New Notes are identical in all material respects to those of the Old Notes, except that the New Notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and (2) will not have registration rights or provide for any liquidated damages related to the obligation to register. Please read “Description of Notes” for more information on the terms of the New Notes.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the Old Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC, who desires to deliver such Old Notes by book-entry transfer at DTC.

We make no recommendation to the holders of Old Notes as to whether to tender or refrain from tendering all or any portion of their Old Notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of Old Notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

In order to participate in the exchange offer, you must represent to us, among other things, that:

•	you are acquiring the New Notes in the exchange offer in the ordinary course of your business;

•	you do not have, and to your knowledge, no one receiving New Notes from you has, any arrangement or understanding with any person to participate in the distribution of the New Notes;

•	you are not one of our or our subsidiary guarantors’ “affiliates,” as defined in Rule 405 of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the New Notes; and

•	if you are a broker-dealer that will receive New Notes for your own account in exchange for Old Notes acquired as a result of market-making or other trading activities, you may be a statutory underwriter and will deliver a prospectus in connection with any resale of the New Notes.

Please read “Plan of Distribution.”

Terms of Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange Old Notes that are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $2.0 billion aggregate principal amount of the Old Notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of Old Notes known to us. Old Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and any integral multiple of $1,000 in excess of $2,000.

Our acceptance of the tender of Old Notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

The form and terms of the New Notes being issued in the exchange offer are the same as the form and terms of the Old Notes except that the New Notes being issued in the exchange offer:

•	will have been registered under the Securities Act;

•	will not bear the restrictive legends restricting their transfer under the Securities Act;

•	will not contain the registration rights contained in the Old Notes; and

•	will not contain the liquidated damages provisions relating to the Old Notes.

Expiration, Extension and Amendment

The expiration time of the exchange offer is 12:00 midnight, New York City time, at the end of January 13, 2016. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date for the offer. The term “expiration time” as used herein means the latest time and date at which the exchange offer expires, after any extension by us (if applicable). If we decide to extend the exchange offer period, we will then delay acceptance of any Old Notes by giving oral or written notice of an extension to the holders of Old Notes as described below. During any extension period, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Old Notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept Old Notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions to the Exchange Offer.” We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the Old Notes, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

A tendering holder must, prior to the expiration time, transmit to The Bank of New York Mellon, the exchange agent, at the address listed below under the caption “—Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if Old Notes are tendered in accordance with the book-entry procedures listed below, an agent’s message transmitted through DTC’s Automated Tender Offer Program, referred to as ATOP.

We are not providing for guaranteed delivery procedures, and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the expiration time. If you hold your Old Notes through a broker, dealer, commercial bank, trust company or other nominee, you should consider that such entity may require you to take action with respect to the exchange offer a number of days before the expiration time in order for such entity to tender Notes on your behalf on or prior to the expiration time. Tenders not completed on or prior to 12:00 midnight, New York City time, at the end of January 13, 2016 will be disregarded and of no effect.

In addition, you must:

•	deliver certificates, if any, for the Old Notes to the exchange agent at or before the expiration time; or

•	deliver a timely confirmation of the book-entry transfer of the Old Notes into the exchange agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

If the letter of transmittal is signed by a person other than the registered holder of Old Notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The Old Notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the Old Notes must be signed exactly as the name of any registered holder appears on the Old Notes.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things, the person is not our affiliate or an affiliate of any of our subsidiary guarantors, the New Notes are being acquired in the ordinary course of business of the person receiving the New Notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. Each broker-dealer must represent that it is not engaged in, and does not intend to engage in, a distribution of the New Notes, and each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Please read “Plan of Distribution.”

The method of delivery of Old Notes, letters of transmittal and all other required documents is at your election and risk, and the delivery will be deemed made only upon actual receipt or confirmation by the exchange agent. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Holders tendering through DTC’s ATOP system should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such dates.

No Old Notes, agent’s messages, letters of transmittal or other required documents should be sent to us. Delivery of all Old Notes, agent’s messages, letters of transmittal and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s ATOP system may make book-entry delivery of the Old Notes by causing DTC to transfer the Old Notes into the exchange agent’s account. The tender by a holder of Old Notes, including pursuant to the delivery of an agent’s message through DTC’s ATOP system, will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Old Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Old Notes not validly tendered or any Old Notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to tenders of Old Notes, none of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

Although we have no present plan to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any Old Notes that are not tendered in the exchange offer, we reserve the right, in our sole discretion, to purchase or make offers for any Old Notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the Old Notes surrendered for exchange are tendered:

•	by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is an “eligible guarantor institution” meeting the requirements of the registrar for the notes within the meaning of Rule 17Ad-15 under the Exchange Act.

Book-entry Transfer

The exchange agent will make a request to establish an account for the Old Notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Old Notes by causing DTC to transfer those Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time. DTC will verify this acceptance, execute a book-entry transfer of the tendered Old Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of New Notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address listed under “—Exchange Agent” at or prior to the expiration time.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of Old Notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the applicable expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of Old Notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notifications of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all Old Notes properly tendered. We will issue the New Notes promptly after the expiration time. For purposes of an exchange offer, we will be deemed to have accepted properly tendered Old Notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

For each Old Note accepted for exchange, the holder will receive a New Note registered under the Securities Act having a principal amount equal to that of the surrendered Old Note. Under the registration rights agreement, we may be required to make additional payments of interest to the holders of the Old Notes under circumstances relating to the timing of the exchange offer.

In all cases, issuance of New Notes for Old Notes will be made only after timely receipt by the exchange agent of:

•	a certificate for the Old Notes, or a timely book-entry confirmation of the Old Notes, into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

Unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder of the Old Notes. In the case of Old Notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged Old Notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Interest Payments on the New Notes

The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes for which they were exchanged, or if interest has not been paid in respect of the Old Notes, then from the date the Old Notes were first issued. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the date the Old Notes were issued or, if interest has already been paid on the Old Notes, the most recent interest payment date on the Old Notes. Old Notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer, and upon the consummation of the exchange offer, no amount will be paid in respect of previously accrued interest on the Old Notes that are exchanged for New Notes.

Withdrawal Rights

Tender of Old Notes may be properly withdrawn at any time before 12:00 midnight, New York City time, on the expiration date of the exchange offer.

For a withdrawal to be effective with respect to Old Notes, the exchange agent must receive a written notice of withdrawal before the expiration time delivered by hand, overnight by courier or by mail, at the address indicated under “—Exchange Agent” or, in the case of eligible institutions, at the facsimile number, or a properly transmitted “Request Message” through DTC’s ATOP system. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn, including certificate numbers and principal amount of the Old Notes;

•	contain a statement that the holder is withdrawing its election to have the Old Notes exchanged;

•	other than a notice transmitted through DTC’s ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the Old Notes register the transfer of the Old Notes in the name of the person withdrawing the tender; and

•	specify the name in which the Old Notes are registered, if different from that of the depositor.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If Old Notes have been tendered in accordance with the procedure for book-entry transfer described below, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes.

Any Old Notes properly withdrawn will be deemed not to have been validly tendered for exchange. New Notes will not be issued in exchange unless the Old Notes so withdrawn are validly re-tendered.

Properly withdrawn Old Notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time at or before the expiration time.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any Old Notes for any New Notes, and, as described below, may terminate the exchange offer, whether or not any Old Notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•	there shall occur a change in the current interpretation by the staff of the SEC which permits the New Notes issued pursuant to the exchange offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of the New Notes;

•	any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating to the exchange offer;

•	any law, statute, rule or regulation shall have been adopted or enacted which would reasonably be expected to impair our ability to proceed with such exchange offer;

•	a banking moratorium shall have been declared by United States federal or New York State authorities;

•	trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended, or a limitation on prices for securities imposed, by order of the SEC or any other governmental authority;

•	an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval is deemed necessary for the consummation of the exchange offer; or

•	any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the Old Notes or the New Notes, which makes it inadvisable to proceed with the exchange offer, with the acceptance of Old Notes for exchange or with the exchange of Old Notes for New Notes.

If we reasonably determine that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any Old Notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. Please read “—Expiration, Extension and Amendment” above.

If any of the above events occur, we may:

•	terminate the exchange offer and promptly return all tendered Old Notes to tendering holders;

•	complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered Old Notes until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

We may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. All conditions to the exchange offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived by us before the expiration of the exchange offer. We may waive any condition in whole or in part at any time in our reasonable discretion. Our failure to exercise our rights under any of the above circumstances does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the Old Notes, and we will extend the exchange offer for a period of five to ten business days, as required by applicable law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Resales of New Notes

Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties that are not related to us, we believe that New Notes issued in the exchange offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders of the New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the New Notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution of the New Notes;

•	the holders are not “affiliates” of ours or of any of our subsidiary guarantors within the meaning of Rule 405 under the Securities Act; and

•	the holders are not broker-dealers who purchased Old Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

However, the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter. The staff of the SEC may not make a similar determination with respect to the exchange offer as in the other circumstances. Each holder who wishes to exchange Old Notes for New Notes will be required to represent that it meets the requirements above.

Any holder who is an affiliate of ours or any of our subsidiary guarantors or who intends to participate in the exchange offer for the purpose of distributing New Notes or any broker-dealer who purchased Old Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act:

•	cannot rely on the applicable interpretations of the staff of the SEC mentioned above;

•	will not be permitted or entitled to tender the Old Notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge by way of letter of transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. Please read “Plan of Distribution.” A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resales of New Notes received in exchange for Old Notes that the broker-dealer acquired as a result of market-making or other trading activities. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer. We have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the exchange offer.

In addition, to comply with state securities laws, the New Notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the New Notes to “qualified institutional buyers,” as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of New Notes in any state where an exemption from registration or qualification is required and not available.

Exchange Agent

The Bank of New York Mellon has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

The Bank of New York Mellon

By Mail: The Bank of New York Mellon P.O. Box 396 East Syracuse, New York 13057 Attn: Corporate Trust Operations Dacia Jones	By Hand or Overnight Delivery: The Bank of New York Mellon 111 Sanders Creek Parkway East Syracuse, New York 13057 Attn: Corporate Trust Operations Dacia Jones

TELEPHONE: 1-315-414-3349 FACSIMILE: 1-732-667-9408

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The expenses of soliciting tenders pursuant to this exchange offer will be paid by us. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of Old Notes under the exchange offer.

Consequences of Failure to Exchange Outstanding Securities

Holders who desire to tender their Old Notes in exchange for New Notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor us is under any duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange.

Old notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the Old Notes and the existing restrictions on transfer set forth in the legend on the Old Notes set forth in the indenture for the notes. Except in limited circumstances with respect to specific types of holders of Old Notes, we will have no further obligation to provide for the registration under the Securities Act of such Old Notes. In general, Old Notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

We do not currently anticipate that we will take any action to register the Old Notes under the Securities Act or under any state securities laws. Upon completion of the exchange offer, holders of the Old Notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

Holders of the New Notes issued in the exchange offer, any Old Notes which remain outstanding after completion of the exchange offer and the previously issued notes will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Accounting Treatment

We will record the New Notes at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The costs associated with the exchange offer will be expensed as incurred.

Other

Participation in the exchange offer is voluntary, and you should consider carefully whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the caption “—Certain Definitions.” In this description, the term “Sabine Liquefaction” refers only to Sabine Pass Liquefaction, LLC and not to the Pledgor or any of Sabine Liquefaction’s potential future subsidiaries.

Sabine Liquefaction issued the Old Notes pursuant to an Indenture, dated as of February 1, 2013, between Sabine Liquefaction and The Bank of New York Mellon, as trustee (the “Indenture Trustee”), as modified by a First Supplemental Indenture dated April 16, 2013, a Second Supplemental Indenture dated April 16, 2013, a Third Supplemental Indenture dated November 25, 2013, a Fourth Supplemental Indenture dated May 20, 2014, a Fifth Supplemental Indenture dated May 20, 2014 and a Sixth Supplemental Indenture dated March 3, 2015 (as so modified, the “indenture”), in an aggregate amount of $2,000,000,000.

The terms of the notes include those stated in the Common Terms Agreement to the extent applicable to the notes, the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The security documents referred to below under the caption “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement” contain the terms of the security arrangements that secure the notes.

The following description is a summary of the material provisions of the indenture, the security documents and, to the extent applicable to the New Notes (the “notes”), the Common Terms Agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the security documents, the Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture, the security documents, the Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement are available as set forth below under “— Additional Information.”

Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture, the security documents, the Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement, as applicable.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief description of the notes and note guarantees

The notes

The notes:

•	are general obligations of Sabine Liquefaction;

•	are secured on a first-priority basis, subject only to Permitted Liens, by security interests in all Collateral owned or at any time acquired by Sabine Liquefaction or other applicable pledgor;

•	are pari passu in right of payment with all existing and future Senior Debt of Sabine Liquefaction, including borrowings under the Credit Agreements, the Working Capital Facility, the outstanding 2021 Senior Notes, the outstanding 2022 Senior Notes, the outstanding 2023 Senior Notes and the outstanding 2024 Senior Notes;

•	are senior in right of payment to any future Subordinated Indebtedness of Sabine Liquefaction; and

•	are unconditionally guaranteed by the Guarantors, if applicable.

The guarantees of the notes

The notes will be guaranteed by all of Sabine Liquefaction’s future Domestic Subsidiaries, if any. Each Guarantee of the notes:

•	is a general obligation of the applicable Guarantor;

•	is secured on a first-priority basis, subject only to Permitted Liens, by security interests in all Collateral owned or at any time acquired by that Guarantor;

•	is pari passu in right of payment with all existing and future Senior Debt of that Guarantor; and

•	is senior in right of payment to any Subordinated Indebtedness of that Guarantor.

As of the Notes Issue Date, the notes will not be guaranteed. In the future, the notes will be guaranteed by Domestic Subsidiaries, as described below under the caption “—Guarantees of the Notes.” Under the circumstances described below under the caption “—Covenants Applicable to the Notes—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, maturity and interest

The indenture does not limit the aggregate principal amount of the debt securities that may be issued thereunder and provides that debt securities may be issued from time to time in one or more series pursuant to one or more supplemental indentures thereto. Any issuance of additional notes or other debt securities is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Covenants Applicable to the Notes—Restrictions on Indebtedness.”

The notes will mature on March 1, 2025. Sabine Liquefaction will issue the notes in an aggregate principal amount of $2.0 billion. The notes will accrue interest at 5.625% per annum, computed on the basis of a 360-day year comprising twelve 30-day months, from March 3, 2015 until maturity. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from March 3, 2015. Interest will be payable, in cash, on March 1 and September 1 of each year. Interest will be payable to the holder of record of the notes in respect of the principal amount outstanding as of the close of business on the immediately preceding February 15 or August 15, as the case may be. Interest on overdue principal and interest will accrue at a rate that is 50 basis points higher than the then applicable interest rate on the notes, but in no event will the rate of interest be higher than the maximum rate permitted by applicable law. Sabine Liquefaction will pay the holder of the notes the entire unpaid principal amount on the maturity date.

Methods of receiving payments on the notes

All payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Sabine Liquefaction elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying agent and registrar for the notes

The Bank of New York Mellon will initially act as paying agent and registrar. Sabine Liquefaction may change the paying agent or registrar without prior notice to the holders of the notes, and Sabine Liquefaction or any of its Subsidiaries may act as paying agent or registrar.

Transfer and exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the Indenture Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Sabine Liquefaction will not be required to transfer or exchange any note selected for redemption. Also, Sabine Liquefaction will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees of the notes

The notes will be guaranteed by each of Sabine Liquefaction’s future Domestic Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state statutes allow courts, under specific circumstances, to void the notes and require note holders to return payments received from us.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Sabine Liquefaction or another Guarantor, unless:

1)	immediately after giving effect to that transaction, no Default or Event of Default exists;

2)	either:

(a)	the Guarantor is the surviving Person, or the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee, the Security Documents pursuant to a supplemental indenture, appropriate Security Documents and the registration rights agreement; or

(b)	the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

3)	Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate from an Authorized Officer and an opinion of counsel, each stating that such consolidation or merger, or sale or disposition and such supplemental indenture, Security Documents and registration rights agreement, if any, comply with the indenture and that all conditions precedent provided for in the indenture relating to such transaction have been complied with.

The Note Guarantee of a Guarantor will be released:

1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture and the Guarantor ceases to be a Subsidiary of Sabine Liquefaction as a result of the sale or other disposition;

3)	if Sabine Liquefaction designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Security

Sabine Liquefaction has created a security interest in favor of the Common Security Trustee for the benefit of the Secured Parties pursuant to the Security Documents. On June 30, 2015, Sabine Liquefaction entered into a second amended and restated accounts agreement with Société Générale, as the Common Security Trustee and Compass Bank, d.b.a. BBVA Compass, as Accounts Bank (as such agreement shall be amended from time to time, the “Accounts Agreement”), pursuant to which a series of certain cash accounts (the “Accounts”) maintained by Sabine Liquefaction were pledged to the Common Security Trustee for the benefit of the present and future holders of the Obligations, including the notes. On June 30, 2015, Sabine Liquefaction entered into a second amended and restated intercreditor agreement with the then existing Secured Debt Holder Group Representatives, Secured Hedge Representatives and Secured Gas Hedge Representatives and Société Générale, as the Common Security Trustee, and Intercreditor Agent (as such agreement shall be amended from time to time, the “Intercreditor Agreement”), which governs the relationship between the Secured Parties and regulates the claims of the Secured Parties against Sabine Liquefaction and the enforcement by the Secured Parties of the Liens upon any Collateral, including the method of voting and decision making, and the appointment of the Intercreditor Agent. On June 30, 2015, Sabine Liquefaction entered into a second amended and restated security agency agreement with the then existing Secured Debt Holder Group Representatives, Secured Hedge Representatives and Secured Gas Hedge Representatives, Société Générale, as the Common Security Trustee and Intercreditor Agent, and the Accounts Bank (as such agreement shall be amended from time to time, the “Security Agency Agreement”), pursuant to which each Secured Debt Holder Group Representative, each Secured Hedge Representative and each Secured Gas Hedge Representative appointed and authorized the Common Security Trustee to act as its agent under the Security Agency Agreement, the Security Documents and all other Financing Documents to which the Common Security Trustee is a party, subject to the terms of the Security Agency Agreement, the Security Documents and the Intercreditor Agreement, and pursuant to which the Common Security Trustee shall hold the Collateral for the benefit of the Secured Parties pursuant to the terms of the Security Agency Agreement, the Intercreditor Agreement and the Security Documents. In addition, on June 30, 2015, Sabine Liquefaction entered into a second amended and restated common terms agreement with the then existing Secured Debt Holder Group Representatives, Secured Hedge Representatives and Secured Gas Hedge Representatives and Société Générale, as the Common Security Trustee and Intercreditor Agent (as such agreement shall be further amended from time to time, the “Common Terms Agreement”), in order to set out certain provisions regarding, among other things: (a) common representations and warranties of Sabine Liquefaction; (b) common covenants of Sabine Liquefaction; and (c) common events of default under the Secured Debt Instruments. The Indenture Trustee, in its capacity as a Secured Debt Holder Group Representative (as defined in the Common Terms Agreement), is a party to the Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement. The representations and warranties, covenants and events of default set forth in the Common Terms Agreement do not apply to the notes, and the covenants and events of default applicable to the notes are set forth in the indenture, as described in this “Description of Notes.” All of the voting provisions with respect to the notes described in this Description of Notes are subject to the further voting requirements of the Intercreditor Agreement. See “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Voting and Decision-Making.” For additional information regarding the Accounts Agreement, the Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement, see “—Summary Description of Principal Finance Documents.”

Sabine Liquefaction’s and any future Guarantor’s obligations under the notes and the indenture will be secured by a first lien security interest (subject to Permitted Liens) for the benefit of the Secured Parties (including holders of the notes) over the following (collectively, “Collateral”):

1)	substantially all assets of Sabine Liquefaction and any future Guarantors (including real and personal property whether owned on the Original Notes Issue Date or thereafter acquired);

2)	a pledge by the Pledgor of all ownership interests in Sabine Liquefaction;

3)	all contracts, agreements and documents, including the Material Project Documents, the Permitted Hedging Agreements and insurance policies, and all of Sabine Liquefaction’s rights thereunder;

4)	all Accounts;

5)	Cash Flow and other revenues; and

6)	all other real and personal property which is subject, from time to time, to the security interests or liens granted by the Security Documents.

To the extent excluded from the collateral securing any other Secured Debt, the Collateral applicable to the notes will not include any Train Six LNG Sales Agreement or other contracts, agreements or assets related to Train Six; provided, however, that if Sabine Liquefaction incurs Expansion Debt in respect of Train Six pursuant, as applicable, to clause (a) of the definition of Permitted Indebtedness, it will be a condition to the incurrence of such Expansion Debt that the Collateral applicable to the notes shall include Train Six, any Train Six LNG Sales Agreement, or any EPC Contract related to Train Six, and any other collateral material to the construction or operation of Train Six, similar in type and scope to the Collateral related to Train One, Train Two, Train Three, Train Four and Train Five which secures the notes.

The Intercreditor Agreement provides that the release of all or a material portion of the Collateral from the Lien of any Security Document (except as otherwise allowed under the Financing Documents) requires a Unanimous Decision.

With respect to the notes, the indenture provides that the Common Security Trustee’s Liens upon the Collateral will no longer secure the Obligations with respect to the notes and the right of the holders of such note Obligations to the benefits and proceeds of the Common Security Trustee’s Liens on the Collateral will terminate and be discharged:

1)	upon satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge”;

2)	upon a Legal Defeasance or Covenant Defeasance with respect to that series of notes as set forth under the caption “—Legal Defeasance and Covenant Defeasance”; or

3)	upon payment in full in cash of the applicable notes and discharge of all other related note Obligations that are outstanding, due and payable at the time the notes are paid in full in cash and discharged.

Sabine Liquefaction will otherwise comply with the provisions of TIA §314(b).

To the extent applicable, Sabine Liquefaction will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of or counsel for Sabine Liquefaction except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or approved by the Indenture Trustee in the exercise of reasonable care. Notwithstanding anything to the contrary in this paragraph, Sabine Liquefaction will not be required to comply with all or any portion of TIA §314(d) (1) with respect to certain ordinary course of business releases of the Collateral as described in the indenture and the Common Terms Agreement and (2) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

To the extent applicable, Sabine Liquefaction will furnish to the Indenture Trustee, prior to each proposed release of the Collateral pursuant to the Security Documents (other than as provided in the preceding paragraph):

1)	all documents required by TIA §314(d); and

2)	an opinion of counsel to the effect that such accompanying documents constitute all documents required by TIA §314(d).

Optional redemption

At any time or from time to time prior to December 1, 2024 (three months prior to the maturity date of the notes), Sabine Liquefaction may, at its option, redeem all or a part of the notes, at a redemption price equal to the Make-Whole Price (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date without duplication).

“Make-Whole Price” with respect to any notes to be redeemed, means an amount equal to the greater of:

1)	100% of the principal amount of such notes; and

2)	the sum of the present values of the remaining scheduled payments of principal and interest from the redemption date to December 1, 2024 (three months prior to the maturity dates of the notes) (in each case not including any portion of such payments of interest accrued as of the redemption date) discounted back to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 50 basis points; plus, in the case of both (1) and (2), accrued and unpaid interest on such notes, if any, to the redemption date.

“Comparable Treasury Issue” means, with respect to notes to be redeemed, the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity; provided that if such period is less than one year, then the U.S. Treasury security having a maturity of one year shall be used.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if Sabine Liquefaction obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations as determined by Sabine Liquefaction.

“Independent Investment Banker” means J.P. Morgan Securities LLC or any of its successors, or, if such firm or its successors, if any, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by Sabine Liquefaction.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC and four additional primary Government Securities dealers in New York City (each a “Primary Treasury Dealer”) selected by Sabine Liquefaction, and their respective successors; provided, however, that if such firm or any such successor, as the case may be, shall cease to be a primary Government Securities dealer in New York City, Sabine Liquefaction will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Sabine Liquefaction, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Sabine Liquefaction by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(159)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

The notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. Sabine Liquefaction will notify the Indenture Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation, and the Indenture Trustee shall not be responsible for such calculation.

At any time on or after December 1, 2024 (three months prior to the maturity date of the notes), Sabine Liquefaction may, at its option, redeem all or a part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date without duplication).

Selection and notice

If less than all of the notes are to be redeemed at any time, the Indenture Trustee will select notes and portions thereof for redemption by lot, on a pro rata basis or by any other method as the Indenture Trustee shall deem fair and appropriate. In the case of notes in the form of global notes, the depositary in respect thereof shall select beneficial interest to be redeemed in such notes in accordance with its applicable procedures, which, we understand to be by lot. The Indenture Trustee shall not be responsible for or have any liability in respect of the method used by such depositary to select beneficial interests in notes for redemption or in the procedures of such depositary used for such selection.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Open market purchases; no mandatory redemption or sinking fund

Sabine Liquefaction and its Restricted Subsidiaries may at any time and from time to time purchase notes in the open market or otherwise. Sabine Liquefaction is not required to make mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, Sabine Liquefaction may be required to offer to purchase the notes as described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” “—Repurchase at the Option of Holders—Events of Loss” and “—Repurchase at the Option of Holders—Project Document Termination Payments.”

Repurchase at the option of holders

Change of control

If a Change of Control occurs, each holder of notes will have the right to require Sabine Liquefaction to repurchase all or any part (equal to $2,000 and integral multiples of $1,000 in excess thereof) of that holder’s notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, Sabine Liquefaction will offer payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, Sabine Liquefaction will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Sabine Liquefaction will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, or compliance with the Change of Control provisions of the indenture would constitute a violation of any such laws or regulations, Sabine Liquefaction will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Sabine Liquefaction will, to the extent lawful:

1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

3)	deliver or cause to be delivered to the Indenture Trustee the notes properly accepted together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by Sabine Liquefaction.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the Indenture Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Sabine Liquefaction will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

If holders of not less than 95% in aggregate principal amount of the outstanding notes validly tender and do not withdraw such notes in a Change of Control Offer and Sabine Liquefaction, or any third party making a Change of Control Offer in lieu of Sabine Liquefaction as described below, purchases all of the notes validly tendered and not withdrawn by such holders, Sabine Liquefaction will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, thereon, to the date of redemption.

The provisions described above that require Sabine Liquefaction to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Sabine Liquefaction repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Sabine Liquefaction will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Sabine Liquefaction and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of Sabine Liquefaction’s properties or assets and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Sabine Liquefaction to repurchase such notes as a result of a sale, transfer, conveyance or other disposition of less than all of Sabine Liquefaction’s assets and Sabine Liquefaction’s Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset sales

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

1)	Sabine Liquefaction (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale equal to the greater of (i) the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) an amount equal to the invested cost of the assets sold or otherwise disposed of, less depreciation; and

2)	at least 90% of the consideration therefor received by Sabine Liquefaction or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination thereof. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Sabine Liquefaction’s or such Restricted Subsidiary’s most recent consolidated balance sheet (or as would be shown on Sabine Liquefaction’s consolidated balance sheet as of the date of such Asset Sale) of Sabine Liquefaction or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a written novation agreement that releases Sabine Liquefaction or such Restricted Subsidiary from further liability therefor; and

(b)	any securities, notes or other obligations received by Sabine Liquefaction or any such Restricted Subsidiary from such transferee that are converted by Sabine Liquefaction or such Restricted Subsidiary into cash or Cash Equivalents within 90 days after such Asset Sale, to the extent of the cash or Cash Equivalents received in that conversion.

Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, Sabine Liquefaction (or the applicable Restricted Subsidiary, as the case may be) may apply an amount equal to such Net Cash Proceeds:

3)	to repay Senior Debt in accordance with the Common Terms Agreement and the indenture; or

4)	to make any capital expenditure or to purchase Replacement Assets (or enter into a binding agreement to make such capital expenditure or to purchase such Replacement Assets; provided that (a) such capital expenditure or purchase is consummated within the later of (x) 360 days after the receipt of the Net Cash Proceeds from the related Asset Sale and (y) 180 days after the date of such binding agreement and (b) if such capital expenditure or purchase is not consummated within the period set forth in subclause (a), the amount not so applied will be deemed to be Excess Proceeds (as defined below)).

Pending the final application of any Net Cash Proceeds, Sabine Liquefaction may reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the indenture.

An amount equal to any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will constitute “Excess Proceeds.” If on any date, the aggregate amount of Excess Proceeds exceeds $100,000,000, then within ten Business Days after such date, Sabine Liquefaction will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain unapplied after consummation of an Asset Sale Offer, Sabine Liquefaction and its Restricted Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness shall be purchased on a pro rata basis and the Indenture Trustee will select the notes or portions thereof to be purchased by lot, on a pro rata basis or by any other method as the Indenture Trustee shall deem fair and appropriate. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of Sabine Liquefaction and its Restricted Subsidiaries, taken as a whole, will be governed by the provisions of the indenture described under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described under the caption “—Covenants Applicable to the Notes—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant described above.

Sabine Liquefaction will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, or compliance with the Asset Sale provisions of the indenture would constitute a violation of any such laws or regulations, Sabine Liquefaction will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The future agreements governing Sabine Liquefaction’s other Indebtedness may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Sabine Liquefaction to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Sabine Liquefaction. In the event a Change of Control or Asset Sale occurs at a time when Sabine Liquefaction is prohibited from purchasing notes, Sabine Liquefaction could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If

Sabine Liquefaction does not obtain a consent or repay those borrowings, Sabine Liquefaction will remain prohibited from purchasing notes. In that case, Sabine Liquefaction’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other Indebtedness. Finally, Sabine Liquefaction’s ability to pay cash to the holders of notes upon a repurchase may be limited by Sabine Liquefaction’s then existing financial resources.

These Asset Sale provisions, and not the asset sale provisions set forth in the Common Terms Agreement, shall be applicable to the notes.

Events of loss

After any Event of Loss, Sabine Liquefaction may apply the Net Loss Proceeds from the Event of Loss to the rebuilding, repair, replacement or construction of improvements to the Project, with no obligation to make any purchase of any notes, provided, that with respect to any Event of Loss that results in Net Loss Proceeds equal to or greater than $100,000,000:

5)	Sabine Liquefaction delivers to the Indenture Trustee within 120 days of such Event of Loss a written opinion from a reputable contractor that the Project can be rebuilt, repaired, replaced or constructed and operating within 540 days following such Event of Loss; and

6)	Sabine Liquefaction delivers to the Indenture Trustee within 120 days of such Event of Loss a certificate from an Authorized Officer certifying that the applicable entity has available from Net Loss Proceeds, cash on hand, binding equity commitments with respect to funds, anticipated insurance proceeds and/or available borrowings under Indebtedness permitted under the indenture to complete the rebuilding, repair, replacement or construction described in clause (1) above and to pay debt service on its Indebtedness during the repair or restoration period.

Any Net Loss Proceeds that are not reinvested (or committed for reinvestment by Sabine Liquefaction) within 540 days following an Event of Loss will be deemed “Excess Loss Proceeds.” Within 15 days following the date on which the aggregate amount of Excess Loss Proceeds exceeds $100,000,000, Sabine Liquefaction will make an offer (an “Excess Loss Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with insurance, condemnation or performance liquidated damage proceeds, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Loss Proceeds. The offer price in any Excess Loss Offer will be equal to 100% of principal amount plus accrued and unpaid interest to, but excluding, the date of purchase, and will be payable in cash. If any Excess Loss Proceeds remain after consummation of an Excess Loss Offer, Sabine Liquefaction may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Excess Loss Offer exceeds the amount of Excess Loss Proceeds, the notes and such other pari passu Indebtedness shall be purchased on a pro rata basis and the Indenture Trustee will select the notes or portions thereof to be purchased by lot, on a pro rata basis or by any other method as the Indenture Trustee shall deem fair and appropriate. Upon completion of each Excess Loss Offer, the amount of Excess Loss Proceeds will be reset at zero.

If any payment date in connection with an Excess Loss Offer is on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such note was registered at the close of business on such record date.

Sabine Liquefaction will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Excess Loss Offer. To the extent that the provisions of any securities laws or regulations conflict with the Excess Loss provisions of the indenture, Sabine Liquefaction will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Excess Loss provisions of the indenture by virtue of such conflict.

If the Indenture Trustee, on behalf of the holders of the notes, receives any excess Insurance Proceeds, Condemnation Proceeds or Performance Liquidated Damages applied to the prepayment of Secured Debt and other Obligations as provided in the Common Terms Agreement and the indenture does not require Sabine Liquefaction to make an Excess Loss Offer pursuant to the Event of Loss provisions above, Sabine Liquefaction shall instruct the Indenture Trustee to deposit such proceeds in the Construction Account, the Revenue Account or the Operating Account, as applicable, and the Indenture Trustee shall be required pursuant to the indenture to make such deposit.

These Event of Loss provisions, and not the event of loss provisions set forth in the Common Terms Agreement, shall be applicable to the notes.

Project document termination payments

Within 15 days following the date on which the aggregate amount of Project Document Termination Payments received by Sabine Liquefaction exceeds $100,000,000, Sabine Liquefaction will make an offer (a “Project Document Termination Payment Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with Project Document Termination Payments, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Project Document Termination Payments. The offer price in any Project Document Termination Payment Offer will be equal to 100% of principal amount plus accrued and unpaid interest to, but excluding, the date of purchase, and will be payable in cash. If any Project Document Termination Payments remain after consummation of an Project Document Termination Payment Offer, Sabine Liquefaction may use those Project Document Termination Payments for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Project Document Termination Payment Offer exceeds the amount of Project Document Termination Payments, the notes and such other pari passu Indebtedness shall be purchased on a pro rata basis and the Indenture Trustee will select the notes or portions thereof to be purchased by lot, on a pro rata basis or by any other method as the Indenture Trustee shall deem fair and appropriate. Upon completion of each Project Document Termination Payment, the amount of Project Document Termination Payments for the purposes of this paragraph will be reset at zero.

If any payment date in connection with a Project Document Termination Payment Offer is on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such note was registered at the close of business on such record date.

Sabine Liquefaction will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Project Document Termination Payment Offer. To the extent that the provisions of any securities laws or regulations conflict with the Project Document Termination Payment Offer provisions of the indenture, Sabine Liquefaction will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Project Document Termination Payment Offer provisions of the indenture by virtue of such conflict.

If the Indenture Trustee, on behalf of the holders of the notes, receives any Project Document Termination Payments applied to the prepayment of Secured Debt and other Obligations as provided in the Common Terms Agreement and the indenture does not require Sabine Liquefaction to make a Project Document Termination Payment Offer pursuant to the Project Document Termination Payment Offer provisions above, Sabine Liquefaction shall instruct the Indenture Trustee to deposit such proceeds in the Construction Account, the Revenue Account or the Operating Account, as applicable, and the Indenture Trustee shall be required pursuant to the indenture to make such deposit.

These Project Document Termination Payment Offer provisions, and not the Project Document Termination Payment provisions set forth in the Common Terms Agreement, shall be applicable to the notes.

Covenants applicable to the notes

Set forth below are certain affirmative and negative covenants of Sabine Liquefaction contained in the indenture.

Changes in covenants when notes rated investment grade

The indenture provides that if on any date following the date of the indenture:

(a)	the notes receive at least two Investment Grade Issue Ratings; and

(b)	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the covenants specifically listed under the following captions in this prospectus will no longer be applicable to the notes:

1)	“—Repurchase at the Option of Holders—Asset Sales”;

2)	“—Permitted Investments”;

3)	“—Transactions with Affiliates”;

4)	“—Project Documents”;

5)	“—Designation of Restricted and Unrestricted Subsidiaries”;

6)	clause (4) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets”; and

7)	“—Hedging Arrangements.”

In addition, the indenture provides that on any date following the date on which Sabine satisfies the conditions in clauses (a) and (b) of the preceding paragraph the covenants listed under the captions “—Restrictions on Indebtedness” and “—Limitation on Guarantees,” shall be of no further force and effect and shall be replaced with the following:

“Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, permit, suffer to exist or otherwise be or become liable with respect to, contingently or otherwise (collectively, “incur”), any Indebtedness and Sabine Liquefaction will not permit any of its Restricted Subsidiaries to issue preferred stock; provided, however, that Sabine Liquefaction and any Guarantor may incur Indebtedness or directly or indirectly create or incur or otherwise be or become liable with respect to any Guarantee if such Indebtedness or Guarantee would have been permitted to be incurred pursuant to any of items (d) through (r), each as set forth under the caption “—Restrictions on Indebtedness” or either of the following conditions are satisfied:

(a)	Sabine Liquefaction shall have delivered to the Indenture Trustee an officer’s certificate of an Authorized Officer certifying that the amount of all Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantee that would have been permitted to be incurred pursuant to items (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) under the caption “—Restriction on Indebtedness” prior to giving effect to the change in covenants contemplated by this paragraph) outstanding after giving effect to the incurrence of the Indebtedness and the application of the proceeds therefrom, is capable of being amortized to a zero balance by the termination date of the last to terminate of the Applicable Facility LNG Sale and Purchase Agreements such that the Projected Debt Service Coverage Ratio after the last Guaranteed Substantial Completion Date with respect to any Trains then in construction (or if the In-Service Date has occurred with respect to all Trains, the date of incurrence of the Indebtedness) through the terms of such Applicable Facility LNG Sale and Purchase Agreements, would be at least 1.5 to 1.0; provided that the Projected Debt Service Coverage Ratio shall be calculated (i) solely with respect to Contracted Cash Flow; and (ii) using an interest rate equal to the weighted average interest rate of all such Senior Debt outstanding after giving effect to the incurrence of the Indebtedness and the application of the proceeds therefrom; or

(b)	(i) the Indebtedness to be incurred has received at least two Investment Grade Ratings and (ii) Sabine Liquefaction shall have received letters from any two Acceptable Rating Agencies (or if only one Acceptable Rating Agency is then rating the notes, Sabine Liquefaction shall have received a letter from that Acceptable Rating Agency) to the effect that the Acceptable Rating Agency has considered the contemplated incurrence, and that, if the contemplated incurrence is consummated, such Acceptable Rating Agency would reaffirm the Investment Grade Issue Rating of the notes as of the date of such incurrence.”

There can be no assurance that the notes will ever achieve or maintain an investment grade rating.

Restricted payments

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, make or agree to make, directly or indirectly, any Restricted Payments unless on the Restricted Payment Date each of the following conditions has been satisfied:

(a)	no Default or Event of Default has occurred and is continuing as of the Restricted Payment Date or would occur as a result of the Restricted Payment;

(b)	the In-Service Date with respect to Train One and Train Two has occurred;

(c)	on and as of the applicable Calculation Date with respect to such Restricted Payment Date, (i) the Debt Service Coverage Ratio for the Calculation Period ended on the applicable Calculation Date is at least 1.25 to 1.0, and (ii) the Projected Debt Service Coverage Ratio commencing on the first day after such Calculation Date is at least 1.25 to 1.0 for the upcoming twelve month period, provided that Sabine Liquefaction may, at its option, exclude any Debt Service that (x) was pre-funded by the incurrence of Indebtedness, one of the use of proceeds of which was expressly for this purpose or (y) will be funded as part of scheduled draws pursuant to the express terms of Indebtedness to be incurred during such upcoming twelve month period; and provided, further that, (A) such Projected Debt Service Coverage Ratio shall not be required during the final three quarters prior to the last scheduled maturity of the final principal amount of the notes and (B) if Sabine Liquefaction shall have excluded each month in the relevant Calculation Period from the calculation of the Debt Service Coverage Ratio pursuant to the definition of Debt Service Coverage Ratio due to a Force Majeure Event, only subclause (ii) of this clause (c) shall apply;

(d)	each Debt Service Reserve Account and Additional Debt Service Reserve Account is funded to its then required funding level;

(e)	Sabine Liquefaction shall have delivered to the Indenture Trustee an officer’s certificate of an Authorized Officer (i) to the effect that all conditions for a Restricted Payment on the Restricted Payment Date have been satisfied, and (ii) setting forth in reasonable detail the calculations for computing each of the Debt Service Coverage Ratio (including, if applicable, identifying any months in which the Cash Flow Available for Debt Service and the aggregate amount required to service Sabine Liquefaction’s Debt Service has been excluded in respect of a Force Majeure Event) and the Projected Debt Service Coverage Ratio for the relevant periods and stating that such calculations were prepared in good faith and were based on reasonable assumptions; and

(f)	if Sabine Liquefaction has been subject to a Force Majeure Event for greater than twelve consecutive months and has relied on the second proviso in the definition of Debt Service Coverage Ratio to make Restricted Payments during such twelve-month period, at least three consecutive months shall have elapsed without any Force Majeure Event before Sabine Liquefaction may make Restricted Payments.

The indenture provides that Restricted Payments may be made monthly.

Permitted investments

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, make, and will not instruct the Common Security Trustee to make, any Investments other than Permitted Investments.

Restrictions on indebtedness

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, permit, suffer to exist or otherwise be or become liable with respect to, contingently or otherwise (collectively, “incur”), any Indebtedness and Sabine Liquefaction will not permit any of its Restricted Subsidiaries to issue preferred stock; provided, however, that Sabine Liquefaction and any Guarantor may incur any of the following items of Indebtedness:

(a)	Expansion Debt if, at the time of incurrence of such Expansion Debt, the following conditions shall have been satisfied:

(i)	each Debt Service Reserve Account and Additional Debt Service Reserve Account is funded to its then required funding level;

(ii)	the final maturity date of such Expansion Debt shall not be earlier than the latest Guaranteed Substantial Completion Date set forth in the EPC Contract for that part of the Project associated with the applicable Train or Trains (the “Project Phase”);

(iii)	in the event any Train, Facility LNG Sale and Purchase Agreement or EPC Contract related to the Train or Trains being financed with the proceeds of such Expansion Debt (such Train, Facility LNG Sale and Purchase Agreement and EPC Contract, the “Applicable Expansion Debt Assets”) are not part of the Collateral, Sabine Liquefaction shall, and shall cause each Restricted Subsidiary with an interest in Applicable Expansion Debt Assets to (in each case, prior to the incurrence of such Expansion Debt), execute and deliver to the Common Security Trustee, such additional agreements and supplements to the Security Documents as are necessary or advisable in order to subject such Applicable Expansion Debt Assets to the Lien of the Common Security Trustee thereunder (including financing statements and other documents reasonably requested by the Common Security Trustee in order to perfect and protect the Common Security Trustee’s Lien in such Applicable Expansion Debt Assets);

(iv)	Sabine Liquefaction shall have delivered to the Indenture Trustee an officer’s certificate of an Authorized Officer certifying that:

1)	all necessary approvals and permits to be issued by FERC and DOE/FE with respect to the applicable Train or Trains and with respect to the applicable stage of construction for such Train or Trains have been issued;

2)	Sabine Liquefaction has used reasonable commercial efforts to obtain insurance with respect to the applicable Train or Trains that would satisfy the requirements of the covenant under, “—Covenants Applicable to the Notes—Insurance”;

3)	no Default or Event of Default has occurred and is continuing;

4)	in connection with Expansion Debt Related to Train Three and Train Four, the Train Three and Train Four EPC Contract and the Train Three and Train Four LNG Sales Agreements are in effect and not in material payment default or a breach that has resulted in a material non-payment by the counterparty to such Facility LNG Sale and Purchase Agreement; and any modification to the Train Three and Train Four LNG Sales Agreements since the Original Notes Issue Date would not reasonably be expected to result in a Material Adverse Effect;

5)	in connection with Expansion Debt Related to Train Five and/or Train Six, the associated EPC Contract is in effect and not in material default and the Train Five LNG Sales Agreement and any Facility LNG Sale and Purchase Agreement relating to Train Six, as applicable, are in effect and not in material payment default or a breach that has resulted in a material non-payment by the counterparty to such Facility LNG Sale and Purchase Agreement;

6)	the amount of all Senior Debt (excluding Working Capital Debt and excluding Indebtedness or Guarantees incurred under clauses (f), (g), (h), (i), (j), (k), (l), (m), (o),

(p) and (q) of this covenant) outstanding after giving effect to the incurrence of the Expansion Debt, is capable of being amortized to a zero balance by the termination date of the last to terminate of the Applicable Facility LNG Sale and Purchase Agreements such that the Projected Debt Service Coverage Ratio after the last Guaranteed Substantial Completion Date with respect to any Trains then in construction or with respect to which the Expansion Debt is being incurred through the terms of such Applicable Facility LNG Sale and Purchase Agreements would be at least 1.5 to 1.0; provided that the Projected Debt Service Coverage Ratio shall be calculated (i) solely with respect to Contracted Cash Flow; and (ii) using an interest rate equal to the weighted average interest rate of all such Senior Debt outstanding after giving effect to the incurrence of the Expansion Debt;

7)	the Independent Engineer has delivered a certificate to Sabine Liquefaction certifying that the Expansion Debt to be incurred, together with any equity contribution amount required by such Expansion Debt and all Contracted Cash Flows, shall be sufficient to fund the entirety of the Project Costs of the Project Phase through the Guaranteed Substantial Completion Date thereof, plus reasonable contingencies;

8)	the Independent Engineer has prepared a report, addressed and delivered to Sabine Liquefaction, addressing the technical and economic feasibility of the Project Phase, the reasonableness of the capital cost, budget and construction schedule of the Project Phase, the reasonableness and the consistency of the funding schedule for the Project Phase, describing the construction status of, and the expected impact of the Project Phase on any phase of the Project relating to Trains with a lower Train Number than the Project Phase, the reasonableness of the EPC Contract and the Facility LNG Sale and Purchase Agreements relating to the Project Phase, and confirming that sufficient funds are available to reach Substantial Completion with respect to EPC Contracts relating to Trains with a lower Train Number than the Project Phase (the “IE Phase Report”); and the IE Phase Report does not disclose facts or conclusions that constitute or would reasonably be expected to result in a Material Adverse Effect; and

9)	at any time when there is no Secured Bank Debt outstanding, Sabine Liquefaction shall have received letters from any two Acceptable Rating Agencies (or if only one Acceptable Rating Agency is then rating the notes, Sabine Liquefaction shall have received a letter from that Acceptable Rating Agency) to the effect that the Acceptable Rating Agency has considered the contemplated incurrence, and that, if the contemplated incurrence is consummated, such Acceptable Rating Agency would reaffirm the then current rating of the notes as of the date of such incurrence;

provided that with respect to Expansion Debt relating to Train Five or Train Six incurred at any time when there is Secured Bank Debt outstanding, the amount of Expansion Debt that may be incurred shall be limited such that the ratio of

(i)	the present value of (A) the projected cash flows to be received by Sabine Liquefaction pursuant to Applicable Facility LNG Sale and Purchase Agreements related to Train One, Train Two, Train Three, and Train Four, minus (B) the projected expenses that could reasonably be expected to be incurred by Sabine Liquefaction throughout the term of the Applicable Facility LNG Sale and Purchase Agreements related to Train One, Train Two, Train Three, and Train Four; to

(ii)	the sum of the outstanding principal amount of Senior Debt (excluding Working Capital Debt and excluding Indebtedness or Guarantees incurred pursuant to clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of this covenant) outstanding immediately after giving effect to the incurrence of the Expansion Debt;

(iii)	is at least equal to 1.1 to 1.0; and provided, further, that in calculating the present value of such cash flows and expenses, the discount rate shall be the weighted average interest rate of all the Indebtedness referred to in clause (ii), and the discount period with respect to a particular Train shall commence (x) with respect to a Train for which the In-Service Date has occurred, as of the date of incurrence of the Expansion Debt relating to Train Five or Train Six, as applicable, and (y) with respect to a Train for which the In-Service Date has not occurred, the Guaranteed Substantial Completion Date with respect to such Train. The resulting present value amounts for the separate Trains shall be aggregated to determine the aggregate present value for purposes of clause (i) above;

(b)	Permitted Refinancing Indebtedness of Sabine Liquefaction or a Guarantor in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under paragraph (a), (b) or (c) of this covenant, provided that Sabine Liquefaction shall have delivered to the Indenture Trustee an officer’s certificate of an Authorized Officer certifying that the amount of all Senior Debt (excluding Working Capital Debt and excluding Indebtedness or Guarantees incurred pursuant to clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of this covenant) outstanding after giving effect to the incurrence of such Permitted Refinancing Indebtedness and the application of the proceeds therefrom, is capable of being amortized to a zero balance by the termination date of the last to terminate of the Applicable Facility LNG Sale and Purchase Agreements such that the Projected Debt Service Coverage Ratio after the last Guaranteed Substantial Completion Date with respect to any Trains then in construction (or if the In-Service Date has occurred with respect to all Trains, the date of incurrence of the Permitted Refinancing Indebtedness) through the terms of such Applicable Facility LNG Sale and Purchase Agreements, would be at least 1.5 to 1.0; provided that the Projected Debt Service Coverage Ratio shall be calculated (i) solely with respect to Contracted Cash Flow; and (ii) using an interest rate equal to the weighted average interest rate of all such Senior Debt outstanding after giving effect to the incurrence of the Permitted Refinancing Indebtedness and the application of the proceeds therefrom;

(c)	Secured Bank Debt; provided that if Indebtedness incurred pursuant to paragraph (a) or (b) of this covenant is incurred at a time when the Secured Bank Debt Available Amount is less than the Secured Bank Debt Committed Amount, any subsequent incurrence (which, for purposes of this paragraph (c), shall include the amount of any undrawn availability immediately after such incurrence) of Secured Bank Debt in an amount up to such difference shall be subject to the satisfaction of the Projected Debt Service Coverage Ratio conditions of (A) clause (iv)(6) of paragraph (a) of this covenant as if such Indebtedness was being incurred pursuant to paragraph (a) of this covenant and (B) paragraph (b) of this covenant as if such Indebtedness was being incurred pursuant to paragraph (b) of this covenant;

(d)	Working Capital Debt of Sabine Liquefaction or a Guarantor in an amount not to exceed the sum of (i) $200,000,000 and (ii) an amount required to be expended to purchase Gas to comply with the obligations of Sabine Liquefaction under the Facility LNG Sale and Purchase Agreements;

(e)	purchase money Indebtedness or Capital Lease Obligations of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction to the extent incurred in the ordinary course of business to finance the acquisition or licensing of intellectual property or items of equipment; provided, that (i) if such obligations are secured, they are secured only by Liens upon the equipment or intellectual property being financed and (ii) the aggregate principal amount and the capitalized portion of such obligations do not at any time exceed $100,000,000 in the aggregate;

(f)	other unsecured Indebtedness for borrowed money subordinated to the Obligations pursuant to the form of subordination agreement attached to the indenture (or otherwise pursuant to an instrument in writing satisfactory in form and substance to the Required Secured Parties (other than the holders of the notes)); provided, that such instrument shall include that: (i) the maturity of such subordinated debt shall be no shorter than the maturity of the latest maturing tranche of Secured Debt; (ii) such subordinated debt shall not be amortized; (iii) no interest payments shall be made under such subordinated debt except from monies held in the Distribution Account and that are permitted to be distributed pursuant to the Accounts Agreement; and (iv) such subordinated debt shall not impose covenants on Sabine Liquefaction;

(g)	trade or other similar Indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction incurred in the ordinary course of business, which is (i) not more than 90 days past due, or (ii) being contested in good faith and by appropriate proceedings;

(h)	contingent liabilities of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction incurred in the ordinary course of business, including the acquisition or sale of goods, services, supplies or merchandise in the normal course of business, the endorsement of negotiable instruments received in the normal course of business and indemnities provided under any of the Transaction Documents;

(i)	any obligations of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction under Permitted Hedging Agreements;

(j)	to the extent constituting Indebtedness, indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course or other cash management services in the ordinary course of business;

(k)	to the extent constituting Indebtedness, obligations of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction in respect of performance bonds, bid bonds, appeal bonds, surety bonds, indemnification obligations, obligations to pay insurance premiums, take-or-pay or take-or-deliver obligations contained in supply agreements, cash deposits incurred in connection with natural gas purchases and similar obligations incurred in the ordinary course of business;

(l)	Indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction in respect of any bankers’ acceptance, letter of credit, warehouse receipt or similar facilities entered into in the ordinary course of business;

(m)	Indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;

(n)	Indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction in an amount not to exceed $250,000,000 to finance the restoration of the Project following an Event of Loss;

(o)	Indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of Sabine Liquefaction and its Restricted Subsidiaries in the ordinary course of business;

(p)	the guarantee by Sabine Liquefaction or any of the Guarantors of Indebtedness of Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(q)	the incurrence by Sabine Liquefaction or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Sabine Liquefaction and any of its Restricted Subsidiaries; provided, however, that:

(i)	if Sabine Liquefaction or any Guarantor is the obligor on such Indebtedness and the payee is not Sabine Liquefaction or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Sabine Liquefaction, or the Note Guarantee, in the case of a Guarantor; and

(ii)	(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction and (B) any sale or other transfer of any such Indebtedness to a Person that is not either Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Sabine Liquefaction or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (q); and

(r)	the incurrence by Sabine Liquefaction or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (r), not to exceed $250,000,000.

For purposes of determining compliance with this “Restrictions on Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness pursuant to the paragraphs (a) through (r) of this covenant, Sabine Liquefaction will be permitted to classify or divide such item of Indebtedness on the date of its incurrence, or later reclassify or redivide all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Debt Service of Sabine Liquefaction as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Sabine Liquefaction or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

i.	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

ii.	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the least of:

1)	the Fair Market Value of such asset at the date of determination;

2)	the amount of the Indebtedness of the other Person; and

3)	the principal amount of the Indebtedness, in the case of any other Indebtedness.

Limitation on guarantees

Sabine Liquefaction will not, and will not permit any Restricted Subsidiary, directly or indirectly, to create, incur or assume or otherwise be or become liable with respect to any Guarantee which could result in a liability to Sabine Liquefaction or such Restricted Subsidiary in excess of $100,000,000 in the aggregate, other than in respect of guarantees of the obligations of Sabine Liquefaction or a Restricted Subsidiary in connection with any Permitted Indebtedness, which shall be permitted as set forth in the covenant “—Restrictions on Indebtedness.”

Limitation on liens

Sabine Liquefaction will not, and will not permit any Restricted Subsidiary to, create, assume, incur, permit or suffer to exist any Lien upon the Collateral, whether now owned or hereafter acquired, except for the Permitted Liens.

Dividend and other payment restrictions affecting subsidiaries

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

1)	(x) pay dividends or make any other distributions on its Capital Stock to Sabine Liquefaction or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or (y) pay any indebtedness owed to Sabine Liquefaction or any of its Restricted Subsidiaries;

2)	make loans or advances to Sabine Liquefaction or any of its Restricted Subsidiaries; or

3)	sell, lease or transfer any of its properties or assets to Sabine Liquefaction or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

1)	agreements or instruments governing existing indebtedness as in effect on the Original Notes Issue Date and any amendments, restatements, modifications, increases, renewals, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that the amendments, restatements, modifications, increases, renewals, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements or instruments on the Original Notes Issue Date;

2)	the Common Terms Agreement, the indenture, the notes, the Note Guarantees and the Security Documents;

3)	applicable law, rule, regulation or order;

4)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

5)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

6)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

7)	Permitted Indebtedness, including Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

8)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

9)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, security agreements, mortgages, purchase money agreements and other similar agreements or instruments entered into with the approval of the Board of Directors of Sabine Liquefaction, which limitation is applicable only to the assets that are the subject of such agreements;

10)	Permitted Hedging Agreements; and

11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, consolidation or sale of assets

Sabine Liquefaction will not, directly or indirectly, consolidate, amalgamate or merge with or into another Person (regardless of whether Sabine Liquefaction is the surviving entity), convert into another form of entity or continue in another jurisdiction; or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Sabine Liquefaction and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

1)	either: (a) Sabine Liquefaction is the surviving entity; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than Sabine Liquefaction) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

2)	the Person formed by or surviving any such conversion, consolidation, amalgamation, or merger (if other than Sabine Liquefaction) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Sabine Liquefaction under the notes, the indenture, the Security Documents and the registration rights agreement pursuant to a supplemental indenture, appropriate Security Documents and registration rights agreement;

3)	immediately after such transaction or transactions, no Default or Event of Default exists;

4)	the amount of all Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Restrictions on Indebtedness”) of Sabine Liquefaction or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than Sabine Liquefaction) outstanding after giving effect thereto, is capable of being amortized to a zero balance by the termination date of the last to terminate of the Applicable Facility LNG Sale and Purchase Agreements such that the Projected Debt Service Coverage Ratio after the last Guaranteed Substantial Completion Date with respect to any Trains then in construction (or if the In-Service Date has occurred with respect to all Trains, the date of such consolidation, amalgamation or merger) through the terms of such Applicable Facility LNG Sale and Purchase Agreements, would be at least 1.5 to 1.0; provided that the Projected Debt Service Coverage Ratio shall be calculated (i) solely with respect to Contracted Cash Flow; and (ii) using an interest rate equal to the weighted average interest rate of all such Senior Debt outstanding after giving effect to such consolidation, amalgamation or merger; and

5)	Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate from an Authorized Officer and an opinion of counsel, each stating that such consolidation or merger, or sale or disposition and such supplemental indenture, Security Documents and registration rights agreement, if any, comply with the indenture and that all conditions precedent provided for in the indenture relating to such transaction have been complied with.

Upon any consolidation, amalgamation or merger, or any transfer of all or substantially all of the assets of Sabine Liquefaction in accordance with the first paragraph of this provision, the successor person formed by such consolidation or amalgamation or into which Sabine Liquefaction merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, Sabine Liquefaction under the indenture and the notes with the same effect as if such successor person had been named as Sabine Liquefaction in the indenture and the notes, and thereafter the predecessor person will have no continuing obligations under the indenture, the notes, the Security Documents and the registration rights agreement (and such change shall not in any way constitute or be deemed to constitute a novation, discharge, rescission, extinguishment or substitution of the existing indebtedness and any indebtedness so effected shall continue to be the same obligation and not a new obligation).

In addition, Sabine Liquefaction will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Sabine Liquefaction and the Guarantors. Clauses (3) and (4) of the first paragraph of this covenant will not apply to any merger or consolidation of Sabine Liquefaction with or into an Affiliate solely for the purpose of reincorporating Sabine Liquefaction in another jurisdiction.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Transactions with affiliates

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction that is otherwise permitted hereunder with or for the benefit of an Affiliate (including guarantees and assumptions of obligations of an Affiliate) (each, an “Affiliate Transaction”) involving aggregate payments or consideration with respect to a single transaction or a series of related transactions, in excess of $25,000,000, except:

1)	to the extent required by applicable law;

2)	to the extent required or contemplated by the Material Project Documents or any other Project Document in existence on the Original Notes Issue Date;

3)	upon terms no less favorable to Sabine Liquefaction than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate, or, if no comparable arm’s-length transaction with a Person that is not an Affiliate is available, then on terms that are determined by the Board of Directors of Sabine Liquefaction to be fair in light of all factors considered by said Board of Directors to be pertinent to Sabine Liquefaction;

4)	for any Project processing, facilities sharing, use or similar agreement with an Affiliate of Sabine Liquefaction; provided, if applicable for the recovery by Sabine Liquefaction, that the terms of such agreement provide for the recovery of at least the incremental Operation and Maintenance Expenses associated with operations pursuant to such agreement and Sabine Liquefaction has entered into the required Security Documents; and

5)	Subordinated Indebtedness between or among Sabine Liquefaction, any of its Restricted Subsidiaries and/ or any of their Affiliates.

Prior to entering into any agreement with an Affiliate involving aggregate consideration in excess of $50,000,000, Sabine Liquefaction shall deliver to the Indenture Trustee an officer’s certificate of an Authorized Officer as to the satisfaction of the applicable condition set forth in clauses (2), (3), (4) and (5) above.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by Sabine Liquefaction or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

2)	transactions between or among Sabine Liquefaction and/or its Restricted Subsidiaries;

3)	transactions with a Person (other than an Unrestricted Subsidiary of Sabine Liquefaction) that is an Affiliate of Sabine Liquefaction solely because Sabine Liquefaction owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

4)	payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Sabine Liquefaction;

5)	any issuance of Equity Interests (other than Disqualified Stock) of Sabine Liquefaction to Affiliates of Sabine Liquefaction;

6)	any Permitted Investments or Restricted Payments that do not violate the provisions of the indenture described above under the captions “—Restricted Payments” and “—Permitted Investments”;

7)	Permitted Payments to Parent;

8)	any contracts, agreements or understandings existing as of the Original Notes Issue Date or disclosed in the offering memorandum pursuant to which the Old Notes were initially sold, and any amendments to or replacements of such contracts, agreements or understandings so long as any such amendment or replacement is not more disadvantageous to Sabine Liquefaction or to the holders of the notes in any material respect than the original agreement as in effect on the Original Notes Issue Date; and

9)	subject to clause (a) of the definition of Permitted Indebtedness, any assignment, novation or transfer of any Train Five LNG Sales Agreement, any Train Six LNG Sales Agreement or the CMI LNG Sale and Purchase Agreement by Sabine Liquefaction to an Affiliate of Sabine Liquefaction and any related agreements; provided, however, that if Sabine Liquefaction incurs Expansion Debt in respect of Train Five or Train Six pursuant, as applicable, to clause (a) of the definition of Permitted Indebtedness, any such assignment, novation or transfer of any Train Five LNG Sales Agreement or any Train Six LNG Sales Agreement, as applicable, and any related agreements shall constitute an Affiliate Transaction unless such assignment, novation or transfer qualifies under any of the other listed exceptions in this “Transactions with Affiliates” covenant.

Nature of business

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, engage in any business or activities other than the Permitted Businesses, except to such extent as would not be material to Sabine Liquefaction and its Restricted Subsidiaries, taken as a whole.

Project documents

Each of Sabine Liquefaction and its Restricted Subsidiaries shall comply in all material respects with its payment and other material obligations under the Material Project Documents and Fundamental Government Approvals, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect. Sabine Liquefaction and the Restricted Subsidiaries must notify the Indenture Trustee (a) when entering into or terminating any Material Project Documents and provide a copy of any such contract to the Indenture Trustee and (b) promptly upon obtaining knowledge thereof, of any material adverse change in the status of any Fundamental Government Approval. Each of Sabine Liquefaction and its Restricted Subsidiaries shall not agree to any material amendment or termination of any Material Project Document to which it is or becomes a party unless (i) a copy of such amendment or termination has been delivered to the Indenture Trustee at least 5 days in advance of the effective date thereof along with an officer’s certificate of an Authorized Officer certifying that the proposed amendment or termination could not reasonably be expected to have a Material Adverse Effect or (ii) Sabine Liquefaction has obtained the consent of a majority of the holders of the notes to such amendment or termination.

LNG sales contracts

Sabine Liquefaction will not enter into any LNG sales contracts except for (i) the Train One and Train Two LNG Sales Agreements, the Train Three and Train Four LNG Sales Agreements and the Train Five LNG Sales Agreement, (ii) the CMI LNG Sale and Purchase Agreement, (iii) LNG sales contracts with counterparties who at the time of execution of the contract (x) have an Investment Grade Rating from at least one Acceptable Rating Agency, or who provide a guaranty from an affiliate with at least one of such ratings or (y) have a direct or indirect parent with an Investment Grade Rating from at least one Acceptable Rating Agency and either the counterparty or an affiliate of such counterparty who is providing a guaranty has a tangible net worth in excess of $15,000,000,000, (iv) LNG sales contracts with a term of less than five years and greater than one year with counterparties who do not at the time of execution of the contract have an Investment Grade Rating from at least one Acceptable Rating Agency to the extent the counterparty provides a letter of credit from a financial institution rated at least A- by S&P or A3 by Moody’s (or, if any of such entities ceases to provide such ratings, the equivalent credit rating from any other Acceptable Rating Agency) with respect to its estimated obligations under the contract for a period of 60 days,

(v) LNG sales contracts with a term of one year or less, (vi) LNG sales contracts with counterparties who prepay (in cash) for their LNG purchase obligations under such contracts, or (vii) LNG sales contracts otherwise approved by the Required Secured Parties; provided, that in the case of clauses (iii), (iv), (v), (vi) and (vii), performance under such contracts shall not adversely affect the ability of Sabine Liquefaction to meet its obligations under any contract listed in clause (i).

Hedging arrangements

Sabine Liquefaction will not, and will not permit any of its Restricted Subsidiaries to, enter into any Hedging Agreements other than Permitted Hedging Agreements, and in the case of the Interest Rate Protection Agreements, with a Qualified Counterparty.

Reporting requirements

Sabine Liquefaction shall file with the Indenture Trustee, within 15 days after Sabine Liquefaction files them with the SEC, copies of its annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that Sabine Liquefaction is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

In addition, Sabine Liquefaction has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and Beneficial Owners of the notes and to securities analysts and prospective investors in the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act (or any successor provision thereto) (“Rule 144A Information”).

So long as any of the notes are outstanding, in addition to the requirement to furnish Rule 144A Information as provided in the preceding paragraph, Sabine Liquefaction shall furnish or cause to be furnished to noteholders and (upon the request thereof delivered to Sabine Liquefaction) to holders of an interest in any Global Note (i) annual audited consolidated financial statements of Sabine Liquefaction prepared in accordance with GAAP (together with notes thereto and a report thereon by an independent accountant of established national reputation), such statements to be so furnished within 105 days after the end of the fiscal year covered thereby and (ii) unaudited consolidated financial statements of Sabine Liquefaction for each of the first three fiscal quarters of each fiscal year of Sabine Liquefaction and the corresponding quarter and year-to-year period of the prior year prepared in all material respects on a basis consistent with the annual financial statements furnished pursuant to clause (i) of this paragraph, such statements to be so furnished within 60 days after the end of each such quarter.

Notwithstanding the foregoing, any reports or other information required to be filed, delivered or furnished pursuant to this covenant shall be deemed filed, delivered or furnished if filed electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system).

Separateness

The indenture contains the separateness provisions described under “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—Separateness” in this prospectus, including, but not limited to, having at all times one independent manager, preparing and maintaining its own separate books and financial records and statements, observing all limited liability company procedures and maintaining adequate capitalization.

Maintenance of existence

Subject to the rights of Sabine Liquefaction under “—Merger, Consolidation or Sale of Assets,” Sabine Liquefaction shall do all things necessary to maintain: (i) its corporate, limited liability company or partnership, as applicable, existence in its jurisdiction of organization; provided, that the foregoing shall not prohibit conversion into another form of entity or continuation in another jurisdiction and (ii) the power and authority (corporate and otherwise) necessary under the applicable law to own its properties and to carry on the business of the Project. Each of Sabine Liquefaction and the Guarantors shall not dissolve, liquidate, and shall not take any action to amend or modify its corporate constituent or governing documents where such amendment would be adverse in any material respect to the holders of the notes.

Compliance with law

Each of Sabine Liquefaction and its Restricted Subsidiaries shall (i) comply with all applicable laws, rules, regulations and orders of governmental authorities (including without limitation environmental, health and safety and port laws), except where such failure to comply could not reasonably be expected to have a Material Adverse Effect and (ii) notify the Indenture Trustee promptly following the initiation of any proceedings or material disputes with any governmental authority or other parties, which could reasonably be expected to have a Material Adverse Effect, relating to compliance or noncompliance with any such law, rule, regulation or order.

Insurance

Each of Sabine Liquefaction and its Restricted Subsidiaries will keep the Project property of an insurable nature and of a character usually insured, insured with financially sound insurers in such form and amounts as is necessary to insure the maximum probable loss for the Project. Sabine Liquefaction will cause with limited exceptions, each insurance policy to name the Common Security Trustee on behalf of the Secured Parties and the Secured Parties as loss payees as their interest may appear.

Credit rating agencies

Sabine Liquefaction shall use its commercially reasonable efforts to cause the notes to be rated by at least two Recognized Credit Rating Agencies. If any Recognized Credit Rating Agency ceases to be a “nationally recognized statistical rating organization” registered with the SEC or ceases to be in the business of rating securities of the type and nature of the notes, Sabine Liquefaction may replace the rating received from it with a rating from any other Acceptable Rating Agency.

Project construction; maintenance of properties

Sabine Liquefaction will use its commercially reasonable efforts to perform, or cause to be performed, all work and services required or appropriate in connection with the design, engineering, construction, testing and commencement of operations of the Project. On or prior to the Project Completion Date, Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate of the Independent Engineer certifying that Ready for Startup and Substantial Completion of LNG Train 1 and LNG Train 2 (as defined in the Train One and Train Two EPC Contract) has occurred in accordance with the definition of “In-Service Date.”

Maintenance of liens

Sabine Liquefaction will grant a security interest to the Common Security Trustee in Sabine Liquefaction’s interest in all Project assets and Project Documents acquired or entered into, as applicable, from time to time (except to the extent expressly permitted to be excluded from the Liens created by the Security Documents pursuant to the terms thereof) and shall take, or cause to be taken, all action reasonably required by the Common Security Trustee to maintain and preserve the Liens created by the Security Documents to which it is a party and the priority of such Liens. Sabine Liquefaction will from time to time execute or cause to be executed any and all further instruments (including financing statements, continuation statements and similar statements with respect to any Security Document) reasonably requested by the Common Security Trustee for such purposes. Sabine Liquefaction will preserve and maintain good, legal and valid title to, or rights in, the Collateral free and clear of Liens other than Permitted Liens. Sabine Liquefaction will promptly discharge at Sabine Liquefaction’s cost and expense, any Lien (other than Permitted Liens) on the Collateral.

Use of proceeds

Sabine Liquefaction will use the proceeds of the Secured Debt solely for purposes permitted in the applicable Secured Debt Instruments.

Additional note guarantees

If Sabine Liquefaction or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary, then such Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver to the Indenture Trustee an opinion of counsel from counsel who is acceptable to the Indenture Trustee within 15 business days of the date on which such Domestic Subsidiary is acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of restricted and unrestricted subsidiaries

The Board of Directors of Sabine Liquefaction may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would otherwise comply with the provisions of this covenant. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding

Investments owned by Sabine Liquefaction and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available under one or more clauses of the definition of Permitted Investments, as determined by Sabine Liquefaction. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of Sabine Liquefaction as an Unrestricted Subsidiary will be evidenced to the Indenture Trustee by filing with the Indenture Trustee a certified copy of a resolution of the Board of Directors of Sabine Liquefaction giving effect to such designation and an officer’s certificate certifying that such designation complied with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Sabine Liquefaction as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Restrictions on Indebtedness,” Sabine Liquefaction will be in default of such covenant. The Board of Directors of Sabine Liquefaction may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Sabine Liquefaction; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Sabine Liquefaction of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Restrictions on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Events of Default and remedies

Events of Default

Each of the following is an “Event of Default”:

1)	any “Event of Default” specified in Section 9.1 of the Common Terms Agreement; provided, however, that: (a) except with respect to any default in the payment when due of any principal of, or premium, if any, on the notes, any default described in clause (i) thereof shall not constitute an “Event of Default” for purposes of the notes unless such default in the payment when due of any principal of any Secured Debt is in a principal amount in excess of $100,000,000, (b) any default described in clause (ii) thereof shall not constitute an “Event of Default” for purposes of the notes unless such default in the payment when due of any interest on any Secured Debt or any fee or any other amount or Obligation payable by Sabine Liquefaction under the Common Terms Agreement, any Secured Debt Instrument or any other Financing Documents continues unremedied for a period of 30 days after the occurrence of such default, (c) any waiver of any default in the payment when due of any principal of, or premium, if any, or interest, on the notes shall not be effective, and will not be a waiver with respect to the notes, unless such waiver is approved by greater than 50% in aggregate principal amount of the notes then outstanding and (d) no amendment or other modification to such Section 9.1 that results in (i) any default in the payment when due of any principal of, or premium, if any, or interest, on the notes not being an “Event of Default” under such Section 9.1, (ii) an extension of the cure period with respect to the payment of principal of, or premium, if any, on the notes or (iii) an extension of the cure period with respect to the payment of interest on the notes to a period that is greater than thirty (30) days, shall be effective with respect to the notes unless such amendment or other modification is approved by greater than 50% in aggregate principal amount of the notes then outstanding;

2)	default with respect to any Indebtedness of Sabine Liquefaction that is in excess of $100,000,000 in the aggregate (other than any amount due in respect of Additional Secured Debt or Secured Bank Debt) and continued beyond any applicable grace period, the effect of which has been to cause the entire amount of such Indebtedness under this clause (2) to become due (whether by redemption, purchase, offer to purchase or otherwise) and such Indebtedness under this clause (2) remains unpaid or the acceleration of its stated maturity unrescinded;

3)	failure by Sabine Liquefaction to comply with its obligations described under the caption “—Covenants Applicable to the Notes—Merger, Consolidation or Sale of Assets” or to consummate a purchase of notes when required pursuant to the covenants described under the captions “—Repurchase at the Option of Holders—Change of Control,” “—Repurchase at the Option of Holders—Asset Sales,” “—Repurchase at the Option of Holders—Events of Loss or “—Repurchase at the Option of Holders—Project Document Termination Payments;”

4)	failure by Sabine Liquefaction for 30 days to comply with the provisions described under the captions “—Covenants Applicable to the Notes—Restricted Payments,” “—Covenants Applicable to the Notes Restrictions on Indebtedness,” or “—Covenants Applicable to the Notes—Limitation on Liens;”

5)	failure by Sabine Liquefaction for 60 days after notice from the Indenture Trustee or the holders of at least 33 1⁄3% in aggregate principal amount of the then outstanding notes to comply with any of the other agreements in the indenture or the Common Terms Agreement, to the extent applicable to the notes the Security Documents or the notes unless covered by another Event of Default;

6)	any Default Contract or the Consent related to such Default Contract shall at any time for any reason terminate (in each case, except in connection with its expiration in accordance with its terms in the ordinary course (and not related to any default or early termination right thereunder)) or (b) any other Material Project Document or the Consent related to such Material Project Document shall terminate (in each case, except in connection with its expiration in accordance with its terms in the ordinary course (and not related to any default or early termination right thereunder)) and any such event under this clause (b) could reasonably be expected to result in a Material Adverse Effect; provided, however, that no Event of Default shall have occurred pursuant to this clause (6) if, in the case of the occurrence of any of the events set forth in clause (a) or (b) above with respect to any Material Project Document or related Consent:

a)

Sabine Liquefaction notifies the Common Security Trustee that it intends to replace such Material Project Document and related Consent, (B) Sabine Liquefaction diligently pursues such replacement, (C) the applicable Material Project Document is replaced within 360 days (except the Sabine Liquefaction TUA, which shall be replaced within 180 days) with a replacement Material Project Document, (D) (1) in the case of any Facility LNG Sale and Purchase Agreement, such replacement Material Project Document is on terms and conditions, taken as a whole, not materially less favorable to Sabine Liquefaction than the then existing least favorable FOB Sale and Purchase Agreement, (2) in the case of the Sabine Liquefaction TUA, such replacement Material Project Document is on terms and conditions, taken as a whole, not materially less favorable to Sabine Liquefaction than the Sabine Liquefaction TUA, (3) in the case of the Train One and Train Two EPC Contract and the Train Three and Train Four EPC Contract, such replacement Material Project Document is on terms and conditions, taken as a whole, not materially less favorable to Sabine Liquefaction than the Train One and Train Two EPC Contract and the Train Three and Train Four EPC Contract, respectively, and (4) in the case of any EPC Contract related to Train One and Train Two, Train Three and Train Four, Train Five or Train Six, the counterparty to such replacement Material Project Document is an internationally recognized contractor and Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate of the Independent Engineer, certifying that such counterparty is capable of completing the applicable Project Phase and (E) in the case of any Facility LNG Sale and Purchase Agreement, the counterparty to any such replacement Material Project Document (x) has an Investment Grade Rating from at least two Acceptable Rating Agencies, or provides a guaranty from an affiliate that has at least two of such ratings or (y) has a direct or indirect parent with an Investment Grade Rating from at least one Acceptable Rating Agency and either the counterparty or an affiliate of such counterparty who is providing a guaranty has a tangible net worth in excess of $15,000,000,000 ; provided that, clauses (D) and (E) shall not apply if such replacement Material Project Document is reasonably acceptable to

(i) if the Aggregate Secured Bank Debt then outstanding is equal to or greater than 25% of the total Secured Debt then outstanding, the Required Secured Parties, or (ii) if the Aggregate Secured Bank Debt then outstanding is less than 25% of the total Secured Debt then outstanding, holders of greater than 50% in aggregate principal amount of the then outstanding notes; or

b)	Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate of an Authorized Officer and the certification set forth therein is confirmed by the Independent Engineer, certifying that (A) the present value of (x) the projected cash flows to be received by Sabine Liquefaction pursuant to the Applicable Facility LNG Sale and Purchase Agreements, minus (y) the projected expenses that could reasonably be expected to be incurred by Sabine Liquefaction throughout the term of such Applicable Facility LNG Sale and Purchase Agreements is greater than (B) the sum of the outstanding principal amount of Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness”) outstanding; provided, that in calculating the present value of such cash flows, the discount rate shall be the weighted average interest rate of all the Indebtedness referred to in clause (B) and the discount period shall commence on the date of the occurrence of the applicable event set forth in clause (a) or (b) above with respect to the applicable Material Project Document (and, with respect to any Applicable Facility LNG Sale and Purchase Agreement relating to a Train for which the In-Service Date has not occurred as of such date, the cash flows to be received pursuant to the associated Applicable Facility LNG Sale and Purchase Agreements shall be deemed to commence on the Guaranteed Substantial Completion Date for such Train);

7)	any event that would constitute an “Event of Default” under Section 9.7 of the Common Terms Agreement shall occur with respect to Sabine Liquefaction; provided, however, that (a) any waiver of any such “Event of Default” shall not be effective, and will not be a waiver, with respect to the notes, unless such waiver is approved by greater than 50% in aggregate principal amount of the notes then outstanding and (b) no amendment or other modification to such Section 9.7 that results in the occurrence of a Bankruptcy with respect to Sabine Liquefaction not being an “Event of Default” under such Section 9.7 shall be effective with respect to the notes unless such amendment or other modification is approved by greater than 50% in aggregate principal amount of the notes then outstanding;

8)	a Bankruptcy shall occur with respect to (a) any party to one or more Default LNG Sale and Purchase Agreements (other than Sabine Liquefaction) (and such party has failed to meet its contractual obligations under the applicable Facility LNG Sale and Purchase Agreement for 180 consecutive days) or (b) prior to the later of Final Completion and, if Sabine Liquefaction incurs Expansion Debt in respect of Train Three and Train Four pursuant to clause (a) of the definition of Permitted Indebtedness, “final completion” or similar concept in the Train Three and Train Four EPC Contract, the EPC Contractor or Bechtel Global Energy, Inc., unless:

a)

Sabine Liquefaction notifies the Common Security Trustee that it intends to enter into a replacement Material Project Document in lieu of the Material Project Document to which any of the affected Persons is party, (B) Sabine Liquefaction diligently pursues such replacement, (C) the applicable Material Project Document is replaced not later than 180 days following the expiration of such 180 consecutive day period (except the Train One and Train Two EPC Contract, the Train Three and Train Four EPC Contract, which shall be replaced within 360 days) (D) (1) in the case of any Facility LNG Sale and Purchase Agreement, such replacement Material Project Document is on terms and conditions, taken as a whole, not materially less favorable to Sabine Liquefaction than the then existing least favorable FOB Sale and Purchase Agreement, (2) in the case of the Train One and Train Two EPC Contract and the Train Three and Train Four EPC Contract, such replacement Material Project Document is on terms and conditions, taken as a whole, not materially less favorable to Sabine Liquefaction than the Train One and Train Two EPC Contract and the Train Three and Train Four EPC

Contract, respectively, and (3) in the case of any EPC Contract related to Train One and Train Two, Train Three and Train Four, Train Five or Train Six, the counterparty to such replacement Material Project Document is an internationally recognized contractor and Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate of the Independent Engineer, certifying that such counterparty is capable of completing the applicable Project Phase and (E) in the case of any Facility LNG Sale and Purchase Agreement, the counterparty to any such replacement Material Project Document (x) has an Investment Grade Rating from at least two Acceptable Rating Agencies, or provides a guaranty from an affiliate that has at least two of such ratings or (y) has a direct or indirect parent with an Investment Grade Rating from at least one Acceptable Rating Agency and either the counterparty or an affiliate of such counterparty who is providing a guaranty has a tangible net worth in excess of $15,000,000,000; provided that, clauses (D) and (E) shall not apply if such replacement Material Project Document is reasonably acceptable to (i) if the Aggregate Secured Bank Debt then outstanding is equal to or greater than 25% of the total Secured Debt then outstanding, the Required Secured Parties, or (ii) if the Aggregate Secured Bank Debt then outstanding is less than 25% of the total Secured Debt then outstanding, holders of greater than 50% in aggregate principal amount of the then outstanding notes; or

b)	Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate of an Authorized Officer and the certification set forth therein is confirmed by the Independent Engineer, certifying that (A) the present value of (x) the projected cash flows to be received by Sabine Liquefaction pursuant to the Applicable Facility LNG Sale and Purchase Agreements, minus (y) the projected expenses that could reasonably be expected to be incurred by Sabine Liquefaction throughout the term of such Applicable Facility LNG Sale and Purchase Agreements is greater than (B) the sum of the outstanding principal amount of Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness”) outstanding; provided, that in calculating the present value of such cash flows, the discount rate shall be the weighted average interest rate of all the Indebtedness referred to in clause (B) and the discount period shall commence on the date such Bankruptcy occurs (and, with respect to any Applicable Facility LNG Sale and Purchase Agreement relating to a Train for which the In-Service Date has not occurred as of such date, the cash flows to be received pursuant to the associated Applicable Facility LNG Sale and Purchase Agreements shall be deemed to commence on the Guaranteed Substantial Completion Date for such Train);

9)	(a) prior to the Project Completion Date, a judgment or order, or series of judgments or orders, for the payment of money in excess of $250,000,000 in the aggregate or a final judgment or order, or series of final judgments or orders, for the payment of money in excess of $150,000,000 in the aggregate, or (b) following the Project Completion Date, a final judgment or order, or series of judgments or orders, for the payment of money in excess of $150,000,000 in the aggregate (net of insurance proceeds which are reasonably expected to be paid), in either case shall be rendered against any Loan Party, in each case, by one or more Government Authorities, arbitral tribunals or other bodies having jurisdiction over any such entity and the same shall not be discharged (or provision shall not be made for such discharge), dismissed or stayed, within 90 days from the date of entry of such judgment or order or judgments or orders;

10)

the Common Terms Agreement or any other Financing Document or any material provision of any Financing Document, (a) is declared by a court of competent jurisdiction to be illegal or unenforceable, (b) should otherwise cease to be valid and binding or in full force and effect or shall be materially Impaired (in each case, except in connection with its expiration in accordance with its terms in the ordinary course (and not related to any default hereunder)) or (c) is (including the enforceability thereof) expressly terminated, contested or repudiated by any Loan Party, the Parent, any Affiliate of any of them;

11)	the Liens in favor of the Secured Parties under the Security Documents shall at any time cease to constitute valid and perfected Liens granting a first priority security interest in any material portion of the Collateral (subject to Permitted Liens);

12)	an Event of Abandonment occurs or is deemed to have occurred; or

13)	any Fundamental Government Approval related to Sabine Liquefaction or the Project shall be Impaired and such Impairment could reasonably be expected to have a Material Adverse Effect, unless:

a)	(i) Sabine Liquefaction provides to the Indenture Trustee a remediation plan (which sets forth the proposed steps to be taken to cure such Impairment) no later than 20 Business Days following the date that Sabine Liquefaction has knowledge of the occurrence of such Impairment, (ii) Sabine Liquefaction pursues the implementation of such remediation plan, and (iii) such Impairment is cured no later than 360 days following the occurrence thereof; or

b)	Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate of an Authorized Officer and the certification set forth therein is confirmed by the Independent Engineer, certifying that (i) the present value of (A) the projected cash flows to be received by Sabine Liquefaction pursuant to the Applicable Facility LNG Sale and Purchase Agreements, minus (B) the projected expenses that could reasonably be expected to be incurred by Sabine Liquefaction throughout the term of such Applicable Facility LNG Sale and Purchase Agreements is greater than (ii) the sum of the outstanding principal amount of Senior Debt (excluding Working Capital Debt and excluding all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness”) outstanding, in each case after giving effect to such Impairment; provided, that in calculating the present value of such cash flows, the discount rate shall be the weighted average interest rate of all the Indebtedness referred to in clause (ii) and the discount period shall commence on the date of the occurrence of the applicable Impairment event with respect to the applicable Fundamental Government Approval (and, with respect to any Applicable Facility LNG Sale and Purchase Agreement relating to a Train for which the In-Service Date has not occurred as of such date, the cash flows to be received pursuant to the associated Applicable Facility LNG Sale and Purchase Agreements shall be deemed to commence on the Guaranteed Substantial Completion Date for such Train).

The Intercreditor Agreement contains a provision providing that in the case of a CTA Event of Default arising from certain events of bankruptcy or insolvency, with respect to Sabine Liquefaction, all principal, accrued interest, commitment fees and all other Obligations due under the Secured Debt will become due and payable immediately without further action or notice. However, the effect of such provision may be limited by applicable laws. Upon the occurrence of an Event of Default specified in the indenture, subject to the terms of the Intercreditor Agreement, the Indenture Trustee shall be entitled to exercise the remedies available to it under and in accordance with the indenture.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes (voting as a single class) may direct the Indenture Trustee in its exercise of any trust or power, including any vote described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Enforcement of Security Interests.” The Indenture Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium.

Subject to the provisions of the indenture relating to the duties of the Indenture Trustee, in case an Event of Default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the indenture or deliver any instructions under the Common Terms Agreement at the request or direction of any holders of notes unless such holders have offered to the Indenture Trustee indemnity or security satisfactory to the Indenture Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

1)	such holder has previously given the Indenture Trustee notice that an Event of Default is continuing;

2)	holders of at least 33 1⁄3% in aggregate principal amount of the then outstanding notes (voting as a single class) have requested the Indenture Trustee to pursue the remedy;

3)	such holders have offered the Indenture Trustee reasonable security or indemnity against any loss, liability or expense;

4)	the Indenture Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

5)	holders of a majority in aggregate principal amount of the then outstanding notes (voting as a single class) have not given the Indenture Trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes (voting as a single class) by notice to the Indenture Trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the notes.

Sabine Liquefaction is required to deliver to the Indenture Trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Sabine Liquefaction is required to deliver to the Indenture Trustee a statement specifying such Default or Event of Default.

Summary description of principal finance documents

Project accounts

Sabine Liquefaction maintains the Accounts in Dollars with the Accounts Bank. The Accounts are pledged to the Common Security Trustee for the benefit of the present and future holders of the Obligations, including the notes. The following is a list of the Accounts through which the net proceeds of the notes and the revenues of the Project will flow:

•	Additional Proceeds Account;

•	Construction Account;

•	Debt Payment Account;

•	Distribution Account;

•	Equity Proceeds Account;

•	Expansion Construction Account;

•	Insurance/Condemnation Proceeds Account;

•	Operating Account;

•	Revenue Account;

•	Senior Debt Facilities Debt Service Reserve Account; and

•	Train Three Completion Reserve Account.

Funding of accounts on the notes issue date; use of proceeds

On the Notes Issue Date, the net proceeds from the sale and issuance of the notes will be used: (i) to fund the Construction Account (other than as applied in clauses (ii) and (iii)), (ii) to pay capital costs in connection with the construction of Trains 1 through 5 and (iii) to pay fees and expenses incurred in connection with the offering.

Pre-completion account flows

Equity Proceeds Account

Prior to the Project Completion Date, all Cash Flows (other than revolving or swingline loans advanced under the Senior Working Capital Agreement) shall be deposited into the Equity Proceeds Account, along with all cash paid to Sabine Liquefaction prior to the Project Completion Date by way of an equity contribution or subordinated shareholder loan. Other than during a Control Notice Period, Sabine Liquefaction may request that amounts in the Equity Proceeds Account be transferred to the Construction Account, the Operating Account or the Train Three Completion Reserve Account.

So long as no CTA Event of Default has occurred and is continuing and no CTA Event of Default could reasonably be expected to occur, and each of the following conditions has been satisfied, amounts on deposit in the Equity Proceeds Account may be withdrawn or transferred to such other accounts as requested by Sabine Liquefaction pursuant to a Withdrawal/Transfer Certificate:

i.	if the amount requested is to be used to make a Sponsor Case Restricted Payment, the aggregate of such requested amount plus all other Sponsor Case Restricted Payments previously paid from the Equity Proceeds Account plus the aggregate of all required repayments of the KEXIM Covered Facility Loans, the KEXIM Direct Facility Loans, the KSURE Covered Facility Loans and any other amounts required under the Financing Documents to be repaid in connection therewith previously paid from the Equity Proceeds Account does not exceed the aggregate Cash Flow from Non-Base Case LNG Sales that have been deposited into the Equity Proceeds Account from and after the Credit Facilities Closing Date;

ii.	each of the conditions to the substantial completion of Train One and Train Two as set forth in the Accounts Agreement have been satisfied to the satisfaction of the Majority Aggregate Secured Credit Facilities Debt Participants, unless, in each case, waived by the Majority Aggregate Secured Credit Facilities Debt Participants;

iii.	the Senior Debt Facilities Debt Service Reserve Account is funded (with cash or letters of credit) in an amount projected by the Common Security Trustee to be the amount necessary to pay the forecasted Debt Service in respect of Secured Debt on the two Quarterly Payment Dates following the projected Project Completion Date, taking into account, with respect to interest, the amount of interest that would accrue on the aggregate amount of Advances until such second Quarterly Payment Date, and each Additional Debt Service Reserve Account is funded (with cash or letters of credit) in an amount equal to the debt service reserve requirements established pursuant to the applicable debt instrument;

iv.	the Independent Engineer delivers to the Common Security Trustee and the Facility Agents a certificate confirming that Sabine Liquefaction has cash (other than amounts on deposit in the Debt Service Reserve Accounts), expected Cash Flow from the FOB Sale and Purchase Agreements and access to funds in an amount sufficient to enable it to cause the Project Completion Date to occur on or before the Date Certain;

v.	Sabine Liquefaction delivers to the Common Security Trustee and the Facility Agents a certificate confirming that for the twelve month period commencing on the projected Initial Quarterly Payment Date, the Projected Debt Service Coverage Ratio is at least 1.50x, calculated with respect to all Cash Flows other than Cash Flows comprising the pass-through component of the cost of purchase and transportation of natural gas consumed for LNG production to the extent not already deducted as an operating expense (as contemplated by the definition of Cash Flow Available for Debt Service); provided that the Projected Debt Service Coverage Ratio shall be determined by taking into account Cash Flows which shall be based on FOB Sale and Purchase Agreements; provided further, that such calculation shall be reasonably acceptable to the Common Security Trustee;

vi.	the Independent Engineer has delivered to the Common Security Trustee and the Facility Agents a certificate confirming that the amount on deposit in the Train Three Completion Reserve Account is sufficient to complete Train 3 on or prior to the KoGas DFCD Deadline (as defined in the Common Terms Agreement);

vii.	Restricted Payments from the Equity Proceeds Account may not be made more than once per Fiscal Quarter; and

viii.	the Common Security Trustee has received a certificate, duly executed by an Authorized Signatory of Sabine Liquefaction, confirming that each of the conditions set forth in clauses (i) through (vii) above has been satisfied, and setting forth a detailed calculation of the Debt Service Coverage Ratio.

Further, so long as no CTA Event of Default has occurred and is continuing and no CTA Event of Default could reasonably be expected to occur, and each of the following conditions has been satisfied, amounts on deposit in the Equity Proceeds Account may be withdrawn or transferred to such other accounts as requested by Sabine Liquefaction pursuant to a Withdrawal/Transfer Certificate:

ix.	if the amount requested is to be used to make an Additional Equity Distribution, the aggregate of such requested amount plus all other Additional Equity Distributions does not exceed the aggregate amount of Additional Equity that have been deposited into the Equity Proceeds Account;

x.	on the date of the first withdrawal of any Additional Equity Distribution, the Common Security Trustee shall have received a certificate duly executed by any Authorized Sigantory of the Borrower (with the concurrence of the Independent Engineer, such concurrence not to be unreasonably withheld, conditioned or delayed) confirming that “Ready for Startup” and “Substantial Completion” (as defined in the Stage 1 EPC Contract) of Trains 1 and 2 shall have occurred;

xi.	the Senior Debt Facilities Debt Service Reserve Account is funded (with cash or letters of credit) in an amount projected by the Common Security Trustee to be the amount necessary to pay the forecasted Debt Service in respect of Secured Debt on the two Quarterly Payment Dates following the projected Project Completion Date, taking into account, with respect to interest, the amount of interest that would accrue on the aggregate amount of Advances until such second Quarterly Payment Date, and each Additional Debt Service Reserve Account is funded (with cash or letters of credit) in an amount equal to the debt service reserve requirements established pursuant to the applicable debt instrument;

xii.	Sabine Liquefaction delivers to the Common Security Trustee and the Facility Agents a certificate confirming that (1) the Debt Service Coverage Ratio as of the last day of the Fiscal Quarter immediately preceding the date the applicable Additional Equity Distribution is made is at least 1.25x and (2) for the twelve month period commencing on the first day of the Fiscal Quarter in which the applicable Additional Equity Distribution is made is at least 1.25x, calculated with respect to all Cash Flows other than Cash Flows comprising the pass-through component of the cost of purchase and transportation of natural gas consumed for LNG production to the extent not already deducted as an operating expense (as contemplated by the definition of Cash Flow Available for Debt Service); provided that the Projected Debt Service Coverage Ratio shall be determined by taking into account Cash Flows which shall be based on FOB Sale and Purchase Agreements; provided further, that such calculation shall be reasonably acceptable to the Common Security Trustee;

xiii.	the Common Security Trustee has received a certificate from Sabine Pass Liquefaction certifying as to the existence of sufficient funds necessary to achieve Substantial Completion by each of the applicable Guaranteed Substantial Compltion Dates under the applicable EPC Contracts; provided, that, if the remaining Contingency as of the date of the applicable Additional Equity Distribution is less than 25% of the Contingency as of the date hereof, the Independent Engineer concurs with such certification (such concurrence not to be unreasonably withheld, conditioned or delayed);

xiv.	Additional Equity Distributions from the Equity Proceeds Account may not be made more than once per Fiscal Quarter; and

xv.	the Common Security Trustee has received a certificate, duly executed by an Authorized Signatory of Sabine Liquefaction, confirming that each of the conditions set forth in clauses (i) through (vii) above has been satisfied.

Upon the occurrence of a KoGas Termination Trigger Event and so long as Sabine Liquefaction has not entered into a replacement FOB Sale and Purchase Agreement with a Korean Entity to replace the KoGas FOB Sale and Purchase Agreement, funds in the Equity Proceeds Account shall be applied to the prepayment of the KEXIM Covered Facility Loans, the KEXIM Direct Facility Loans, the KSURE Covered Facility Loans and any other amounts under the Financing Documents required to be paid in connection therewith, in an amount equal to 100% of the amount that would have been permitted at such time to be distributed from the Equity Proceeds Account as a Restricted Payment.

If a KoGas Termination Trigger Event occurs as a result of a termination under Section 20.1.9 of the KoGas FOB Sale and Purchase Agreement (other than as a result of an act or omission by Sabine Liquefaction or its Affiliates that is a breach by Sabine Liquefaction of its obligations under the Train Three and Train Four EPC Contract or the Financing Documents), and Sabine Liquefaction has not entered into a replacement FOB Sale and Purchase Agreement with a Korean Entity to replace the KoGas FOB Sale and Purchase Agreement and six months has elapsed since the earlier of (i) the date on which the Default under the Common Terms Agreement arising from such KoGas Termination Trigger Event has been cured and (ii) the last day of the cure period permitted under the Common Terms Agreement in connection with the Event of Default arising from such KoGas Termination Trigger Event, then funds in the Equity Proceeds Account shall be applied to the prepayment of the KEXIM Covered Facility Loans, the KEXIM Direct Facility Loans, the KSURE Covered Facility Loans and any other amounts under the Financing Documents required to be paid in connection therewith, in an amount equal to 50% of the amount that would have been permitted at such time to be distributed from the Equity Proceeds Account as a Restricted Payment.

If a KoGas Termination Trigger Event occurs as a result of a termination under Section 20.1.7 or 20.1.8 of the KoGas FOB Sale and Purchase Agreement, and Sabine Liquefaction has not entered into a replacement FOB Sale and Purchase Agreement with a Korean Entity to replace the KoGas FOB Sale and Purchase Agreement and twelve months has elapsed since the earlier of (i) the date on which the Default under the Common Terms Agreement arising from such KoGas Termination Trigger Event has been cured and (ii) the last day of the cure period permitted under the Common Terms Agreement in connection with the Event of Default arising from such KoGas Termination Trigger Event, then funds in the Equity Proceeds Account shall be applied to the prepayment of the KEXIM Covered Facility Loans, the KEXIM Direct Facility Loans, the KSURE Covered Facility Loans and any other amounts under the Financing Documents required to be paid in connection therewith, in an amount equal to 50% of the amount that would have been permitted at such time to be distributed from the Equity Proceeds Account as a Restricted Payment.

Construction Account

Prior to the Project Completion Date, the Construction Account will be funded with funds withdrawn and transferred from the Equity Proceeds Account, the proceeds of all Construction/Term Loans until the end of the Availability Period under the Credit Agreements, any Delay Liquidated Damages, and all other income received by or on behalf of Sabine Liquefaction, revenue and proceeds of any nature received by Sabine Liquefaction including Business Interruption Insurance Proceeds and proceeds of Replacement Debt that is not otherwise expressly required or permitted to be deposited into another Account or applied directly to the Obligations in accordance with the Accounts Agreement. Funds in the Construction Account will only be used to pay Project Costs due and owing at the time of transfer or withdrawal in accordance with the Construction Budget and Schedule and, if applicable, the relevant Borrowing Notice and certificate of the Independent Engineer delivered pursuant to the Common Terms Agreement. Other than during a Control Notice Period, Sabine Liquefaction may request withdrawals from the Construction Account up to eight times per month by delivering a Withdrawal/Transfer Certificate to the Accounts Bank specifying the amount, date and purpose of the proposed withdrawal.

Operating Account

Prior to the Project Completion Date, the Operating Account will be funded with funds transferred or withdrawn from the Equity Proceeds Account and revolving or swingline loans advanced under the Senior Working Capital Agreement. Other than during a Control Notice Period, Sabine Liquefaction may request (i) withdrawals from the Operating Account to fund Operation and Maintenance Expenses in accordance with the Construction Budget and Schedule or the then current Operating Budget, as applicable or (ii) transfers to the Construction Account to pay Project Costs in accordance with the Construction Budget and Schedule.

Expansion Construction Account

Prior to incurrence of any Secured Expansion Debt, Sabine Liquefaction will cause the proceeds of any equity contribution, the purpose of which is to pay development costs of front-end engineering, development and design work related to additional liquefaction trains to be deposited into the Expansion Construction Account. Sabine Liquefaction will cause the proceeds of any Secured Expansion Debt to be deposited into the Expansion Construction Account. Other than during a Control Notice Period, Sabine Liquefaction may request withdrawals from the Expansion Construction Account up to four times per month to, (i) prior to the incurrence of Secured Expansion Debt, pay development costs of front-end engineering, development and design work related to additional liquefaction trains, and (ii) after the incurrence of any Secured Expansion Debt, to be applied in accordance with the applicable Senior Debt Instrument governing such Secured Expansion Debt.

Insurance/Condemnation Proceeds Account

Sabine Liquefaction will cause all Insurance Proceeds, all Condemnation Proceeds and all Performance Liquidated Damages to be deposited into the Insurance/Condemnation Proceeds Account.

Sabine Liquefaction may apply any Insurance Proceeds or Condemnation Proceeds deposited into the Insurance/Condemnation Proceeds Account that, (i) in the aggregate taking into account all Insurance Proceeds or Condemnation Proceeds previously deposited and not applied for mandatory prepayment of the Secured Debt in accordance with the Common Terms Agreement are less than or equal to $100,000,000 (provided, that for purposes of calculating such aggregate amount, Insurance Proceeds or Condemnation Proceeds prior to the Project Completion Date shall be excluded therefrom) or (ii) are less than or equal to $50,000,000 individually, as applicable (such amounts in either case of (i) or (ii), “Excluded Insurance/Condemnation Proceeds”), directly for the replacement or repair of damaged assets to which such Insurance Proceeds or Condemnation Proceeds relate, in each case in accordance with the procedures set forth in the Accounts Agreement.

All Insurance Proceeds, all Condemnation Proceeds and all Performance Liquidated Damages shall be applied to the prepayment of Secured Debt and other Obligations as provided in the Common Terms Agreement (at the written instruction of the Common Security Trustee), unless each of the following conditions is satisfied to the reasonable satisfaction of the Common Security Trustee (in consultation with the Independent Engineer and the Insurance Advisor) or, prior to the repayment in full and termination of all commitments in respect of the Aggregate Secured Bank Debt, waived by the Required Secured Parties within 90 days of the applicable Event of Loss, Event of Taking or payment of Performance Liquidated Damages, as the case may be:

i.	no Default or CTA Event of Default (other than a Default or CTA Event of Default that has occurred solely as a result of the Event of Loss or Event of Taking) has occurred and is continuing at the time of such application and after giving effect to any proposed improvements to address a deficiency (in the case of Performance Liquidated Damages), repair or restoration, such Event of Loss, Event of Taking or proposed repair or restoration could not reasonably be expected to result in a Default or CTA Event of Default;

ii.	Sabine Liquefaction submits a reasonably detailed restoration plan to the Common Security Trustee and the Secured Debt Holder Group Representatives, other than the Indenture Trustee, describing the Sabine Liquefaction’s plan, time schedule and associated costs for effectuating the applicable improvements, repairs and restorations, and such plan is reviewed and approved by the Required Secured Parties and the Independent Engineer;

iii.

each of Sabine Liquefaction and the Independent Engineer certifies to the reasonable satisfaction of the Required Secured Parties that such improvements, repairs and restorations in accordance with the restoration plan are technically and economically feasible within a period of 180 days (plus up to an additional 90 days if Sabine Liquefaction is exercising commercially reasonable efforts to complete the improvements, repairs and restorations) from the date of the applicable Event of Loss, Event of Taking or payment of Performance Liquidated Damages and that (A) a sufficient amount of funds is or will be available to Sabine Liquefaction to complete such improvements, repairs and restorations using such Insurance Proceeds, Condemnation Proceeds, or Performance Liquidated Damages, as applicable, and any equity monies that were in addition to the Equity Contribution Amount contributed or otherwise committed in a manner that is reasonably satisfactory to the Required Secured Parties for such repairs and restorations, and (B) upon the completion of such improvements, repairs and restorations, the Project will be capable of achieving performance levels in commercial operations at least equal to those achieved by the Project immediately prior to such Event of Loss or Event of Taking, or, if less, performance levels that will enable the Project to comply with the Material Project Documents and other tests set forth in the Accounts Agreement;

iv.	if such Event of Loss, Event of Taking or payment of Performance Liquidated Damages occurs prior to the Project Completion Date, in the reasonable judgment of the Independent Engineer, acting in consultation with Sabine Liquefaction and the Common Security Trustee, there is no reason to believe that as a result of such Event of Loss, Event of Taking, deficiency giving rise to the payment of such Performance Liquidated Damages, or otherwise that the Project Completion Date will not occur on or prior to the Date Certain;

v.	no Government Approval is necessary (unless Sabine Liquefaction could reasonably be expected to obtain such Government Approval when required) to proceed with such improvements, repairs and restorations in accordance with the restoration plan and no material amendment to the Accounts Agreement or any other Financing Document or Material Project Document is necessary, and no other instrument is necessary for the purpose of effecting the improvements, repairs and restorations or subjecting the improvements, repairs and restorations to the Liens of the Security Documents other than such instrument as will be executed and delivered by Sabine Liquefaction to the Common Security Trustee, which instrument will be in form and substance reasonably satisfactory to the Common Security Trustee, prior to the commencement of such improvements, repairs and restorations;

vi.	after taking into consideration the availability of Insurance Proceeds, Condemnation Proceeds, Performance Liquidated Damages, Business Interruption Insurance Proceeds, any Cash Flows being generated by the Project and any equity monies contributed or otherwise committed in a manner that is reasonably satisfactory to the Required Secured Parties, it is reasonably projected that there will be adequate amounts available to pay all ongoing expenses, including Debt Service, during the period of improvement, repair or restoration (and the Independent Engineer shall have confirmed the projected revenues and projected costs of the restoration plan during such period); and

vii.	the Common Security Trustee shall have received a confirmation by (A) the Independent Engineer of its agreement with the matters set forth in clauses (ii) through (vi) above and (B) Sabine Liquefaction of its certification of the matters set forth in clauses (i) through (vi) above.

In addition, the indenture requires that all Insurance Proceeds and all Condemnation Proceeds be applied to the prepayment of Secured Debt and other Obligations as provided in the Common Terms Agreement (at the written instruction of the Common Security Trustee), unless, with respect to any applicable Event of Loss, Sabine Liquefaction shall have delivered to the Indenture Trustee a certification of the Independent Engineer certifying that the amount of any Insurance Proceeds plus the amount of any proceeds received by Sabine Liquefaction as a contribution to its equity capital or from the issue or sale of Equity Interests of Sabine Liquefaction, which proceeds are available to be used to replace or repair the damaged assets related to the applicable Event of Loss, are sufficient to replace or repair the damaged assets to which such Insurance Proceeds relate within 180 days of the applicable Event of Loss; provided that if the Property that has suffered such Event of Loss cannot be repaired or replaced within such 180 day period, Sabine Liquefaction has commenced repair or replacement within such 180 day period and is proceeding with such repair or replacement in a commercially reasonable manner, as determined in good faith by Sabine Liquefaction and certified to the Indenture Trustee in a certificate of an Authorized Officer.

Any excess Insurance Proceeds, Condemnation Proceeds or Performance Liquidated Damages that remain on deposit in the Insurance/Condemnation Proceeds Account after the applicable improvement, repair and restoration of the Project has been completed (as confirmed by the Independent Engineer) (A) in the case of Excluded Insurance/Condemnation Proceeds, at the written request of Sabine Liquefaction, shall be deposited, on or prior to the Project Completion Date, into the Construction Account and, after the Project Completion Date, the Revenue Account and (B) with respect to all other amounts, at the written instruction of the Common Security Trustee shall be applied to the prepayment of Secured Debt and other Obligations as provided in the Common Terms Agreement.

Prior to the Project Completion Date, any Business Interruption Insurance Proceeds received by the Common Security Trustee or Sabine Liquefaction will be deposited in the Construction Account.

Additional Proceeds Account

Sabine Liquefaction will cause all (i) proceeds of Replacement Debt that will be used to repay Indebtedness being refinanced pursuant to the Common Terms Agreement, (ii) Net Cash Proceeds received from sales of assets not used to purchase replacement assets as required by the mandatory prepayment provisions of the Common Terms Agreement and (iii) Project Document Termination Payments in excess of $2,000,000 under any Material Project Document as required by the mandatory prepayment provisions of the Common Terms Agreement to be deposited in the Additional Proceeds Account.

Amounts in the Additional Proceeds Account shall be applied as follows:

i.	Net Cash Proceeds received from asset sales will be applied for the account of the Secured Debt Holders to prepay the Secured Debt as required pursuant to the Common Terms Agreement;

ii.	Project Document Termination Payments in excess of $2,000,000 under any Material Project Document will be applied for the account of the Secured Debt Holders (other than holders of notes, where no such prepayment shall be required for amounts less than $50,000,000) to prepay the Secured Debt as required pursuant to the Common Terms Agreement; and

iii.	proceeds of Replacement Debt will be used to repay the Indebtedness being refinanced in accordance with the Common Terms Agreement and any excess proceeds above such amount will be placed in the Construction Account.

Train Three Completion Reserve Account

The Train Three Completion Reserve Account will be funded with funds withdrawn and transferred from the Equity Proceeds Account. Prior to the date on which Subproject 3 (as defined in the Train Three and Train Four EPC Contract) has achieved Substantial Completion (under and as defined in the Train Three and Train Four EPC Contract), Sabine Liquefaction may request no more frequently than four times per month, by delivering a Withdrawal/Transfer Certificate to the Accounts Bank, the transfer or withdrawal of all amounts on deposit in the Train Three Completion Reserve Account to pay Project Costs in connection with Subproject 3 then due and owing in accordance with the Construction Budget and Schedule. At any time after the date on which Subproject 3 has achieved Substantial Completion (under and as defined in the Stage 2 EPC Contract), Sabine Liquefaction may request, by delivering a Withdrawal/Transfer Certificate to the Accounts Bank, the transfer of amounts on deposit in the Train Three Completion Reserve Account to the Construction Account.

Post-completion account flows

Construction account

On the Project Completion Date, Sabine Liquefaction may request that any amounts on deposit in or standing to the credit of the Construction Account (including amounts transferred from the Operating Account as described below under “—Operating Account”) be applied in the following order of priority:

i.	first, to remain on deposit in the Construction Account, an amount equal to the Permitted Completion Amount;

ii.	second, so long as the Permitted Completion Amount remains on deposit in the Construction Account as set forth above, for deposit to the Senior Debt Facilities Debt Service Reserve Account, the amount necessary to fund the Senior Debt Facilities Debt Service Reserve Account up to the Required Debt Service Reserve Amount (less the amount on deposit in or standing to the credit of the Senior Debt Facilities Debt Service Reserve Account (including the Stated Amount of any Acceptable Debt Service Reserve LCs credited to the Senior Debt Facilities Debt Service Reserve Account)); and

iii.	third, so long as the Permitted Completion Amount remains on deposit in the Construction Account as set forth above, after making each applicable withdrawal and transfer above, any excess remaining in the Construction Account on the Project Completion Date shall be deposited into the Revenue Account.

Amounts on deposit in the Construction Account following the Project Completion Date (after giving effect to the application pursuant to the previous paragraph) will be applied for the payment of Permitted Completion

Costs. Other than during a Control Notice Period, Sabine Liquefaction may request the transfer or withdrawal of all amounts on deposit in the Construction Account to pay Permitted Completion Costs then due and owing in accordance with the estimate used to calculate the Permitted Completion Amount.

Following the receipt by the Accounts Bank of a certificate of an Authorized Officer of Sabine Liquefaction that all Permitted Completion Costs shall have been paid or that such amounts are no longer required to be paid pursuant to the terms of the EPC Contracts, as confirmed in writing to the Accounts Bank by the Independent Engineer, at the written request of Sabine Liquefaction to the Accounts Bank (with a copy to the Common Security Trustee), the Construction Account may be closed and any amounts on deposit therein transferred to the Revenue Account for application in accordance with the provisions described under “—Revenue Account” below.

Revenue Account

From and after the Project Completion Date, the Revenue Account will be funded with all Cash Flows, all other income received by or on behalf of Sabine Liquefaction, revenue and proceeds of any nature received by Sabine Liquefaction including Business Interruption Insurance Proceeds and Delay Liquidated Damages that is not otherwise expressly required to be or permitted to be deposited into another Account or applied directly to the Obligations in accordance with the Accounts Agreement and all amounts required to be transferred into the Revenue Account from any other account pursuant to the Accounts Agreement or received by Sabine Liquefaction and not required by the terms of the Accounts Agreement to be deposited into another Account. Amounts in the Revenue Account shall be applied as follows:

i.	first, to fund the Operating Account in an amount not to exceed the Operation and Maintenance Expenses currently payable or expected by Sabine Liquefaction to become due during the immediately succeeding 60 days in accordance with the Operating Budget;

ii.	second, on a pro rata basis to the payment of all fees, costs, charges and any other amounts then due and owing to the Secured Parties pursuant to the Accounts Agreement and other Financing Documents;

iii.	third, (x) on the last Business Day of each calendar month (and on any other date solely to pay interest pursuant to clause (A) below or scheduled payments to be paid by Sabine Liquefaction pursuant to the Interest Rate Protection Agreements pursuant to clause (B) below in either case due on a date other than a Quarterly Payment Date, in an amount needed to pay such interest or scheduled payments), the applicable Monthly Amount of (A) interest on and principal of the Senior Debt and (B) scheduled payments and payments of Hedge Termination Value and Gas Hedge Termination Value to be paid by Sabine Liquefaction pursuant to the Interest Rate Protection Agreements and the Secured Gas Hedge Instruments, respectively, in each case that are to be due and payable on the next Quarterly Payment Date (or, in the event that the last Business Day of such calendar month is a Quarterly Payment Date, on such date) or any other date solely to pay interest pursuant to clause (A) above or scheduled payments to be paid by Sabine Liquefaction pursuant to the Interest Rate Protection Agreements pursuant to clause (B) above shall be transferred to the Debt Payment Account; and (y) certain credit insurance premiums or guaranty payments required under the Credit Agreements on the dates set forth therein;

iv.	fourth, on the last Business Day of each calendar month, pro rata, for deposit to (A) the Senior Debt Facilities Debt Service Reserve Account, an amount equal to the Required Debt Service Reserve Amount (less the amount on deposit in or standing to the credit of the Senior Debt Facilities Debt Service Reserve Account (including the Stated Amount of any Acceptable Debt Service Reserve LCs credited to the Senior Debt Facilities Debt Service Reserve Account)), and (B) any Additional Debt Service Reserve Account in respect of any Expansion Debt or Replacement Debt in an amount equal to the “debt service reserve requirement” established pursuant to any Senior Debt Instrument governing such Expansion Debt or Replacement Debt (less the amount on deposit in or standing to the credit of the applicable Additional Debt Service Reserve Account (including the Stated Amount of any Acceptable Debt Service Reserve LCs credited to the applicable Additional Debt Service Reserve Account));

v.	fifth, after making each applicable withdrawal and transfer above, on each Quarterly Payment Date, the amount necessary for the payment of interest then due and payable with respect to Permitted Indebtedness other than Secured Debt or Subordinated Indebtedness;

vi.	sixth, after making each applicable withdrawal and transfer above, on each Quarterly Payment Date, the amount necessary to repay any Permitted Indebtedness then due and payable other than Secured Debt or Subordinated Indebtedness;

vii.	seventh, provided that no CTA Event of Default has occurred and is continuing, after making each applicable withdrawal and transfer above, on each Quarterly Payment Date, the amount necessary for payment into the Distribution Account for distribution to the Pledgor to enable it to pay its income tax liability with respect to income generated by Sabine Liquefaction, determined at the highest combined U.S. federal and State of Louisiana tax rate applicable to an entity taxable as a corporation in both jurisdictions for the applicable period; and

viii.	eighth, after making each applicable withdrawal and transfer above, on each Quarterly Payment Date, any excess remaining in the Revenue Account to be transferred to the Distribution Account; provided that the indenture shall provide that any excess amounts may be transferred to the Distribution Account on a monthly basis.

Operating Account

From and after the Project Completion Date, the Operating Account will be funded with amounts required to be so deposited pursuant to the Accounts Agreement as described above under “—Revenue Account.” Other than during a Control Notice Period, Sabine Liquefaction may request (i) withdrawals from the Operating Account to fund Operation and Maintenance Expenses in accordance with the Construction Budget and Schedule or the then current Operating Budget, as applicable, or (ii) transfers to the Construction Account to pay Project Costs in accordance with the Construction Budget and Schedule. On the Project Completion Date, any amounts on deposit in or standing to the credit of the Operating Account shall be transferred, at the written direction of Sabine Liquefaction, to the Construction Account for application in accordance with the Accounts Agreement as described above under “—Construction Account.”

Debt Payment Account

Amounts shall be deposited into the Debt Payment Account as required pursuant to the Accounts Agreement as described above under “—Revenue Account.” On each Quarterly Payment Date (or any other date when due), amounts will be withdrawn from the Debt Payment Account at the request of Sabine Liquefaction (or, if Sabine Liquefaction fails to so request, at the written direction of the Common Security Trustee) to pay (i) first, to the pro rata payment of interest on the Senior Debt then due and owing (other than any amounts due and owing in connection with any prepayment required by a KoGas Termination Trigger Event) and to the scheduled payments then due and owing by Sabine Liquefaction pursuant to the Interest Rate Protection Agreements (but excluding any payments of Hedge Termination Value) and (ii) second, to the pro rata repayment of the principal of the Senior Debt then due and owing (other than any amounts due and owing in connection with any prepayment required by a KoGas Termination Trigger Event) and payments for any Hedge Termination Value and Gas Hedge Termination Value then due and payable by Sabine Liquefaction with respect to any Interest Rate Protection Agreements or Secured Gas Hedge Instrument, as the case may be.

Debt Service Reserve Accounts

Following the Project Completion Date, on each Quarterly Payment Date, the Debt Service Reserve Accounts will be funded pursuant to the Accounts Agreement as described above under “—Revenue Account.”

Sabine Liquefaction will cause to be deposited into the Senior Debt Facilities Debt Service Reserve Account, prior to making any Restricted Payments, an amount such that the balance in the Senior Debt Facilities Debt Service Reserve Account is equal to the Required Debt Service Reserve Amount.

Sabine Liquefaction will be permitted to withdraw amounts from the applicable Debt Service Reserve Account that was established pursuant to the Senior Debt Instrument governing the relevant Senior Debt to pay interest on and principal of such Senior Debt and scheduled payments (but excluding any payments of Hedge Termination Value) under the Interest Rate Protection Agreements entered into in respect of such Senior Debt, if applicable, in the event that amounts on deposit in the Debt Payment Account are insufficient to pay such amounts when due.

In the event that on any Quarterly Payment Date (after giving effect to any transfers required to be made from the Debt Service Reserve Accounts on such date) amounts on deposit in the applicable Debt Service Reserve Account (including the Stated Amount of any Acceptable Debt Service Reserve LCs credited to such Debt Service Reserve Account) exceed the debt service reserve requirement established pursuant to any Senior Debt Instrument, then the Common Security Trustee, upon the written request of Sabine Liquefaction, shall direct the Accounts Bank to transfer all such excess amounts on deposit in such Debt Service Reserve Account for deposit into the Revenue Account.

Insurance/Condemnation Proceeds Account

Following the Project Completion Date, any Business Interruption Insurance Proceeds received by the Common Security Trustee or Sabine Liquefaction will be deposited into the Revenue Account.

Additional Proceeds Account

Unless Sabine Liquefaction is permitted to make a Restricted Payment pursuant to the Common Terms Agreement, the indenture and the Accounts Agreement as described below under “—Distribution Account” on the next succeeding Payment Date, the proceeds received from any Escrowed Amounts pursuant to the EPC Contract after the Project Completion Date and deposited in the Additional Proceeds Account will be applied for the account of the Secured Debt Holders to prepay the Secured Debt as required pursuant to the mandatory prepayment provisions of the Common Terms Agreement.

Distribution Account

Sabine Liquefaction may request the transfer of funds from the Revenue Account to the Distribution Account as described above under “—Revenue Account.” So long as no mandatory prepayment is required in connection with a KoGas Termination Trigger Event, and so long as no CTA Event of Default has occurred and is continuing and no CTA Event of Default could reasonably be expected to occur, and each of the following conditions has been satisfied, amounts on deposit in the Distribution Account may be transferred or withdrawn as requested by Sabine Liquefaction pursuant to a Withdrawal/Transfer Certificate:

i.	no Default or CTA Event of Default has occurred and is continuing or would occur as a result of such Restricted Payment;

ii.	Sabine Liquefaction delivers to the Common Security Trustee and each Facility Agent a certificate confirming that (A) the Debt Service Coverage Ratio for the last measurement period is at least 1.25x and (B) the Projected Debt Service Coverage Ratio (as defined in the Common Terms Agreement) for the next twelve (12) month period is at least 1.25x, calculated in the case of clause (B) with respect to all Cash Flows other than Cash Flows comprising the pass-through component of the cost of purchase and transportation of natural gas consumed for LNG production to the extent not already deducted as an operating expense (as contemplated by the definition of Cash Flow Available from Debt Service); provided that, for purposes of this clause (ii), the Projected Debt Service Coverage Ratio shall be determined by taking into account only Cash Flows which shall be based on FOB Sale and Purchase Agreements; provided further, that such calculation shall be reasonably acceptable to the Common Security Trustee;

iii.	each of the Debt Service Reserve Accounts is funded (with cash or letters of credit as set forth herein) in an amount equal to the debt service reserve requirements established pursuant to any Senior Debt Instrument;

iv.	the Project Completion Date has occurred;

v.	the Restricted Payment is made on a date that is no later than 25 Business Days following the last day of the most recent fiscal quarter;

vi.	the first installment of the principal payments on the Facility Loans has been made;

vii.	the date of withdrawal and transfer of the Restricted Payment is prior to the last Quarterly Payment Date prior to the Final Maturity Date; and

viii.	the Common Security Trustee has received a certificate, duly executed by an Authorized Signatory of Sabine Liquefaction, confirming that each of the conditions set forth in clauses (i) through (vii) above has been satisfied, and setting forth a detailed calculation of the Debt Service Coverage Ratio.

If the conditions set forth above have not been met for four consecutive Quarterly Payment Dates, Sabine Liquefaction shall, within three Business Days following the end of such period, direct that amounts on deposit in the Distribution Account be applied to the mandatory prepayment of the Secured Debt that is required to be prepaid in accordance with the Common Terms Agreement. If Sabine Liquefaction fails to deliver such instruction, the Common Security Trustee shall deliver such instruction to the Accounts Bank.

Upon the occurrence of a KoGas Termination Trigger Event and so long as Sabine Liquefaction has not entered into a replacement FOB Sale and Purchase Agreement with a Korean Entity to replace the KoGas FOB Sale and Purchase Agreement, funds in the Distribution Account are required to be distributed and applied to the prepayment of the KEXIM Covered Facility Loans, the KEXIM Direct Facility Loans, the KSURE Covered Facility Loans and any other amounts under the Financing Documents required to be paid in connection therewith, in such amounts as set forth in the Accounts Agreement.

Train three completion reserve account

On the Project Completion Date, any amounts in the Train Three Completion Reserve Account shall be transferred to the Construction Account at the written direction of Sabine Liquefaction pursuant to a Withdrawal/Transfer Certificate delivered to the Accounts Bank.

Common terms agreement, intercreditor agreement and security agency agreement

Voting and decision-making

If any Modification, direction or other decision of the Intercreditor Agent or any other Secured Party is required or requested under the Intercreditor Agreement or any other Financing Document, the granting or withholding of such Modification, the giving of such direction, or the making of such other decision shall be determined through an Intercreditor Vote, except in each case for any Permitted Modifications, Permitted Remedies and administrative Modifications.

No Intercreditor Vote, or other Consent, vote or other action by or on the part of the Intercreditor Agent, any Designated Voting Party or any Secured Debt Group Holder Representative shall be required under the Intercreditor Agreement, nor shall any such Intercreditor Vote or other Consent, vote or other action by or on the part of the Intercreditor Agent, any Designated Voting Party or any Secured Debt Holder Group Representative under the Intercreditor Agreement be effective, notwithstanding any request for, vote, determination or other result of, any Intercreditor Vote, to cause or permit (y) any Permitted Modification to be made or otherwise become effective under the Secured Debt Instrument affected by any such Permitted Modification, in each case excluding any Consent, Modification, direction or other decision described below under “—Modifications” or “—Enforcement of Security Interests” to be made, taken or otherwise become effective in accordance with the terms of such Sections, or (z) any Permitted Remedy to be exercised.

Each Person that is a Designated Voting Party for a Secured Debt Instrument will be entitled to vote in each Intercreditor Vote and will have a total number of votes (expressed in dollars) equal to (i) the aggregate outstanding principal amount (including any and all amounts previously declared immediately due and payable or otherwise accelerated), plus (ii) the aggregate principal amount of undrawn Senior Debt Commitments (without duplication of amounts counted under clause (i) and not including any and all Senior Debt Commitments for which the Availability Period has ended or that have been otherwise previously cancelled or terminated), plus (iii) the aggregate undrawn stated amount of any outstanding letters of credit (without duplication of amounts counted under clauses (i) or (ii)), in each case, under the Secured Debt Instrument for which such Secured Debt Holder Group Representative is the Designated Voting Party.

Nothing in the Intercreditor Agreement will affect in any way (A) the percentage votes required under the 2015 Term Loan A Credit Agreement for Required Banks, Special Supermajority Banks and Supermajority Banks (each as defined in the 2015 Term Loan A Credit Agreement) to authorize or direct the Designated Voting Party under the 2015 Term Loan A Credit Agreement to vote on, to give any Consent, waiver or instruction, or to take other action which is subject to any Intercreditor Vote under the Intercreditor Agreement or (B) the rights of KEXIM under the KEXIM Guarantee to exercise any rights of the lenders under the KEXIM Covered Facility Agreement to authorize or direct the Designated Voting Party acting under the KEXIM Covered Facility Agreement to vote on, to give any Consent, waiver or instruction, or to take other action which is subject to any Intercreditor Vote under the Intercreditor Agreement or (C) the rights of KSURE under the KSURE Insurance Policy to exercise any rights of the lenders under the KSURE Covered Facility Agreement to authorize or direct the Designated Voting Party acting under the KSURE Covered Facility Agreement to vote on, to give any Consent, waiver or instruction, or to take other action which is subject to any Intercreditor Vote under the Intercreditor Agreement.

Secured Debt held by Sabine Liquefaction, the Pledgor, the Parent, Blackstone, any defaulting lender under the applicable Credit Agreement, or any Affiliate of any of them shall be disregarded for purposes of calculating the total number of votes of a Designated Voting Party, calculating the number of votes of Designated Voting Parties in the numerator and denominator in calculating percentages, and all other purposes of any Intercreditor Vote.

In calculating the percentage of Designated Voting Parties in any Intercreditor Vote for any consent, Waiver, Modification, instruction, exercise of discretion or otherwise providing direction with respect to a decision, the total number of votes cast by the Designated Voting Parties in favor of such decision shall be divided by the total number of votes eligible to be cast by all of the Designated Voting Parties in such Intercreditor Vote.

Notwithstanding that a Secured Debt Instrument may provide for Obligations outstanding thereunder to vote or act on a class or series basis, or to provide or record a split vote, each Designated Voting Party for any Secured Debt Instrument for any Intercreditor Vote shall cast its respective votes in such Intercreditor Vote as a unanimous block corresponding to all such classes or series based on the vote of the majority of votes cast (or other percentage of votes expressly provided in the Secured Debt Instrument governing such Secured Debt); provided, that with respect to any Unanimous Decision, no Designated Voting Party shall be permitted to vote in favor of any such Unanimous Decision unless all Secured Debt Holders in the secured Debt Holder Group represented by such Designated Voting Party consent to such Unanimous Decision being passed or made or if under the terms of any Secured Debt Instrument (or the terms of any Special Credit Support Document for such Secured Debt Instrument) any Unanimous Decision may be passed or made by less than all of the Secured Debt Holders under such Secured Debt Instrument (or by any Special Credit Support Provider), then the percentage specified in such Secured Debt Instrument (or the terms of any Special Credit Support Document for such Secured Debt Instrument) of Secured Debt Holders in the Secured Debt Holder Group represented by such Designated Voting Party (or by any Special Credit Support Provider) consent to such Unanimous Decision being passed or made.

If, under the terms of any Secured Debt Instrument, the Holders of Secured Debt outstanding under such Secured Debt Instrument do not have the right to vote on, to give any consent, waiver or instruction, or to take other action with respect to the matter which is subject to any Intercreditor Vote, the Secured Debt held by such Holders shall be disregarded. Notwithstanding the foregoing, if the Secured Debt Holder Group Representative under any Secured Debt Instrument is required, under the terms thereof, to vote or to give its consent, waiver or instruction, or to take any other action on behalf of the Holders of the Secured Debt under such Secured Debt Instrument (such Secured Debt, the “Instructed Debt”) in a manner consistent with the vote, consent, waiver, instruction or other action taken by a specified Secured Debt Holder Group Representative, the Instructed Debt shall not be disregarded and instead shall be taken into account and calculated accordingly. The indenture provides that (i) the holders of the notes will not have a right to vote on, to give any consent, waiver or instruction, or to take other actions with respect to the matter which is the subject to any Intercreditor Vote in certain circumstances described in this Description of Notes and (ii) the Indenture Trustee shall be required, in certain circumstances, including without limitation with respect to any provision of the Common Terms Agreement which are either more restrictive on Sabine Liquefaction or not applicable to the notes, in each case as set forth in an officer’s certificate from Sabine Liquefaction, to vote in conformity with the Secured Bank Debt Holders (after giving effect to the ability of Sabine Liquefaction to replace Secured Bank Debt Holders that fail to give consent to amendments or waivers requested by Sabine Liquefaction), without the requirement of any vote or consent by the noteholders as described in this Description of Notes.

Modifications

Majority decisions. No Covered Action shall be taken unless an Intercreditor Vote is taken in accordance with the procedures described above under “—Voting and Decision-Making” (other than certain exceptions described below), and Consent for the Covered Action is given by Designated Voting Parties representing:

i.	except as otherwise provided in clauses (ii) through (viii), the Majority Aggregate Secured Credit Facilities Debt Participants;

ii.

for any Covered Action that is or includes any Fundamental Decision, (A) if at the time both Aggregate Secured Credit Facilities Debt and Aggregate Other Secured Debt is outstanding, (1) the Majority Aggregate Secured Credit Facilities Debt Participants and (2) the Majority Aggregate Other Secured Debt Participants, provided that the indenture will provide in the case of each Covered Action described by this clause (2), the Indenture Trustee shall be required to vote in conformity with the Secured Bank Debt Holders without the requirement of any vote or consent by the noteholders (nor shall the Indenture Trustee seek noteholder consent or direction); and (B) if at the time no Aggregate Secured Credit Facilities Debt is outstanding, the Majority Secured Debt Participants; provided that the Indenture Trustee shall be required to vote in favor of any such Covered Action without the requirement of any vote or consent by the noteholders (nor shall the Indenture Trustee seek noteholder consent or direction) to the extent that any such Covered Action causes the provisions of the Financing Documents that are being amended to be no less restrictive on Sabine Liquefaction than the indenture, as set forth in an officer’s certificate from Sabine Liquefaction;

iii.	for any Covered Action (other than a Fundamental Decision) prior to the Project Completion Date while no Aggregate Secured Credit Facilities Debt is outstanding, the Majority Secured Debt Participants; provided that the Indenture Trustee shall be required to vote in favor of any such Covered Action without the requirement of any vote or consent by the noteholders (nor shall the Indenture Trustee seek noteholder consent or direction) to the extent that any such Covered Action causes the provisions of the Financing Documents that are being amended to be no less restrictive on Sabine Liquefaction than the indenture, as set forth in an officer’s certificate from Sabine Liquefaction;

iv.	for any Covered Action after the Project Completion Date while the Aggregate Secured Credit Facilities Debt then outstanding is less than 25% of the total Secured Debt then outstanding, the Majority Secured Debt Participants; provided that the Indenture Trustee shall be required to vote in conformity with the Secured Bank Debt Holders without the requirement of any vote or consent by the noteholders (nor shall the Indenture Trustee seek noteholder consent or direction) to the extent that any such Covered Action causes the provisions of the Financing Documents that are being amended to be no less restrictive on Sabine Liquefaction than the indenture, as set forth in an officer’s certificate from Sabine Liquefaction;

v.	for any Covered Action that Modifies the provisions governing Expansion Debt in the Common Terms Agreement, KEXIM, KSURE and each lender then entitled to vote under the terms of such provisions; provided that the Indenture Trustee shall be required to vote in conformity with the Secured Bank Debt Holders without the requirement of any vote or consent by the noteholders (nor shall the Indenture Trustee seek noteholder consent or direction) to the extent that any such Covered Action causes the provisions of the Financing Documents that are being amended to be no less restrictive on Sabine Liquefaction than the indenture, as set forth in an officer’s certificate from Sabine Liquefaction; provided that if at any time no Aggregate Secured Bank Debt is outstanding, the Indenture Trustee shall be required to vote in favor of any such Covered Action without the requirement of any vote or consent by the noteholders (nor shall the Indenture Trustee seek noteholder consent or direction) to the extent that any such Covered Action causes the provisions of the Financing Documents that are being amended to be no less restrictive on Sabine Liquefaction than the indenture, as set forth in an officer’s certificate from Sabine Liquefaction;

vi.	for any Covered Action that involves an ECA Decision, both (1) the Majority Aggregate Secured ECA Debt Participants and (2) the Majority Aggregate Secured Credit Facilities Debt Participants, the Majority Aggregate Other Secured Debt Participants or the Majority Secured Debt Participants, in each case that are otherwise authorized to vote on such Covered Action (in each case, excluding from the computation thereof, both in the numerator and the denominator, the Aggregate Secured ECA Debt) that otherwise would be required under clauses (i) through (v) hereof for the applicable Covered Action;

vii.	for any Covered Action to the extent it involves any KEXIM Covered Decision, solely the Consent of the Required Lenders (as defined in the KEXIM Covered Facility Agreement); and

viii.	for any Covered Action to the extent it involves any KSURE Covered Decision, solely the Consent of the Required Lenders (as defined in the KSURE Covered Facility Agreement).

Unanimous decisions. None of the following Covered Actions shall be taken unless an Intercreditor Vote is taken in accordance with the procedures described above under “—Voting and Decision-Making” and consent for the Covered Action is given by Designated Voting Parties representing One Hundred Percent Participants (each of the following, a “Unanimous Decision”):

i.	shortening the maturity of any Secured Debt;

ii.	accelerating any scheduled principal payment date or increasing the amount payable on any scheduled principal payment date for any Secured Debt;

iii.	changing the method of calculation of interest due on any Secured Debt in a manner that results in an increase in such interest rate;

iv.	increasing the rate or shortening the time of payment of interest due on any Secured Debt;

v.	reducing the percentage or other voting thresholds specified in respect of matters requiring approval of the Secured Parties;

vi.	changing or otherwise adversely impacting the priority of the Liens over the Security (except as allowed under the Financing Documents);

vii.	changing the provisions of the Financing Documents providing for the pari passu ranking of the Secured Debt;

viii.	changing the provisions of the Financing Documents regarding the priority and application of funds in the accounts maintained under the Accounts Agreement;

ix.	to the extent not already covered by the foregoing, amending the Intercreditor Agreement in any manner that would result in any of the foregoing;

x.	amending the definition of Unanimous Decisions;

xi.	amending in any material respect the definition of Fundamental Decision;

xii.	(a) release of all or a material portion of the Collateral from the Lien of any Security Document (except as otherwise allowed under the Financing Documents) or (b) any Modification in any material respect of any Security Document;

xiii.	changing the currency of any payment obligation under any Secured Debt Instrument; and

xiv.	modifying any of the mandatory prepayment provisions of the Common Terms Agreement.

With respect to any Secured Debt Unanimous Decision, no Covered Action shall be taken unless an Intercreditor Vote is taken in accordance with the procedures described under “—Voting and Decision-Making” and Consent to the Covered Action is given by each of the Designated Voting Parties representing any Secured Debt Holder Group for which such Covered Action is a Secured Debt Unanimous Decision.

The indenture provides that the Indenture Trustee shall, without seeking noteholder consent or direction, vote in conformity with the Secured Bank Debt Holders with respect to (X) any of clauses (i), (ii), (iii), (iv), (xi), (xiii) and (xiv) above and clause (xii)(b) above, if such Modification is not materially adverse to the holders of the notes, or in the case of clause (xi) above is more restrictive on Sabine Liquefaction, in each case as set forth in an officer’s certificate from Sabine Liquefaction upon which the Indenture Trustee may conclusively rely and will be fully protected in so relying, unless such Covered Action only applies to the notes, and (Y) clauses (vii), (viii) and (xiv) above if such Modification does not result in the notes receiving payments that are less than pari passu with the Secured Bank Debt (other than due to timing differences in when payments are due on the notes in accordance with their terms) and does not result in a material adverse change (when considered together with all other Modifications to any particular item specified above) or such Modification is required by an Export Credit Agency as described in the following two paragraphs, in each case, as set forth in an officer’s certificate from Sabine Liquefaction upon which the Indenture Trustee may conclusively rely and will be fully protected in so relying, in (A) the priority within clauses (i) through (viii) of the waterfall of payments described under “—Post-Completion Account Flows—Revenue Account” above of any payment of principal, interest or other amounts payable (whether by prepayment or otherwise) under the notes or (B) the funding of the Senior Secured Notes Debt Service Reserve Account and (Z) clause (ix) above (in the case of clause (ix) to the extent it affects actions in respect of clauses (v) or (vi)) if such Modification results in a Covered Action otherwise permitted by this proviso; provided further that, if there is no Secured Bank Debt outstanding, any Covered Action with respect to any of clauses (i), (ii), (iii), (iv), (xi), (xiii), (xiv) and (xii)(b) above shall only require the affirmative vote of a majority of the aggregate outstanding principal amount of the notes or, in the case of clause (xi) above, if the Covered Action is either more restrictive on Sabine Liquefaction than the indenture or is not applicable, in each case as set forth in an officer’s certificate from Sabine Liquefaction upon which the Indenture Trustee may conclusively rely and will be fully protected in so relying, shall not require any vote or consent of the noteholders and the Indenture Trustee shall be required, without seeking noteholder consent or direction, to vote in favor of such Covered Action. Notwithstanding the foregoing, to the extent that a vote of the noteholders is required, the indenture requires the consent of the holders of at least 75% in aggregate principal amount of the outstanding debt securities of each series affected by such Covered Action, including the notes and any additional notes, if any, with respect to the Covered Actions described clauses (v), (vii), (viii) and (x) above. Notwithstanding the foregoing, the indenture provides that the Indenture Trustee shall, without seeking noteholder consent or direction, vote in conformity with the Secured Bank Debt Holders with respect to any modification of the mandatory prepayment provisions of the Common Terms Agreement that permits a Secured Debt Instrument to provide a higher mandatory prepayment threshold than the applicable threshold in the Common Terms Agreement, including without limitation to conform the Common Terms Agreement to the mandatory prepayment thresholds set forth in the indenture.

Notwithstanding the preceding paragraph, in the event any export credit agency or similar financial institution (an “Export Credit Agency”) provides or guarantees debt financing for Sabine Liquefaction, the Indenture Trustee shall be required, without seeking noteholder consent or direction, to consent to any of the following which are approved by the Secured Bank Debt Holders: (i) any amendments or other modifications to the Intercreditor Agreement or (ii) any amendments or other modifications to the Common Terms Agreement or the Accounts Agreement to provide (a) for a mandatory prepayment of the Indebtedness guaranteed by such Export Credit Agency if the guaranty (or similar financial accommodation) is terminated or (b) for mandatory prepayment of the Indebtedness issued to or guaranteed by such Export Credit Agency if a Facility LNG Sale and Purchase Agreement with a counterparty from the country of origin of such Export Credit Agency, is terminated and in each case, that Sabine Liquefaction indicates in an officer’s certificate to the Indenture Trustee, upon which the Indenture Trustee may conclusively rely and will be fully protected in so relying, are required to induce such Export Credit Agency to make or guarantee such debt financing to Sabine Liquefaction.

Notwithstanding the second preceding paragraph, in the event that any Export Credit Agency provides or guarantees debt financing for Sabine Liquefaction, the Indenture Trustee shall be required, without seeking noteholder consent or direction, to consent to any of the following which are approved by the Secured Bank Debt Holders: (i) any amendments to the Intercreditor Agreement or (ii) any amendments to the Common Terms Agreement to provide that (a) if the Aggregate Secured Bank Debt then outstanding is less than 25% of the total Secured Debt then outstanding and the consent of the Majority Secured Debt Participants is required for any Majority Decision (as described above under clause (iv) of “—Majority Decisions”) and (b) the Secured Debt held by any Export Credit Agency is at least 12% of the total Secured Debt then outstanding, the consent of such Export Credit Agency (or the Secured Debt Holder Group Representative of such Export Credit Agency) shall be required; provided, however, that Sabine Liquefaction indicates in a certificate to the Indenture Trustee, that such amendments are required to induce such Export Credit Agency to make or guarantee such debt financing to Sabine Liquefaction.

Administrative decisions. The Intercreditor Agent or the Common Security Trustee, or a Secured Debt Holder Group Representative (without taking any Intercreditor Vote and without obtaining the consent of any Designated Voting Party or other Secured Party), may consent to (and may authorize the Common Security Trustee or any Secured Debt Holder Group Representative to consent to) certain administrative decisions pursuant to the Intercreditor Agreement.

Permitted modifications. Other than as described above, each Secured Party (other than any Secured Hedging Party, the Intercreditor Agent, the Common Security Trustee or the Accounts Bank), at any time and from time to time, without any consent of or notice to any other Secured Party and without impairing or releasing the obligations of any Person under the Intercreditor Agreement, may make any Permitted Modification of or under any Secured Debt Instrument to which such Secured Party is a party, subject to the provisions of its respective Secured Debt Instruments (and any Special Credit Support Document for any such instrument) regarding such Modifications, releases, and Waivers.

Any Permitted Modification of a Secured Debt Instrument shall be made or otherwise become effective, under or for purposes of the Intercreditor Agreement, only with the Consent, if any, of any Person required by the terms of the applicable Secured Debt Instrument for such Permitted Modification to be made or become effective in accordance with the terms of such Secured Debt Instrument. Any Permitted Modification that purports to be made without the Consent of any Person that is required by the terms of the applicable Secured Debt Instrument for such Permitted Modification to be made or become effective in accordance with the terms of such Secured Debt Instrument shall be null and void ab initio and have no force and effect, and for purposes of this sentence, any determination whether a Modification constitutes a Permitted Modification shall be made without giving effect to clause (d) of the definition of Permitted Modification.

Notwithstanding the foregoing under this “—Modifications” section, no change to the amounts owing to the Indenture Trustee, in its capacity as such, or the indemnity provided by Sabine Liquefaction to the Indenture Trustee under the indenture shall be made without the Indenture Trustee’s consent.

Enforcement of security interests

Election to pursue remedies. At any time after the occurrence and during the continuance of an Event of Default or a CTA Event of Default, as applicable, any Designated Voting Party may serve a notice (such notice, a “Remedies Initiation Notice”) on the Intercreditor Agent that describes the Event of Default or CTA Event of

Default, as applicable, with respect to which such Designated Voting Party is seeking to pursue remedies as well as the various remedies (the “Proposed Remedies”) that such Designated Voting Party wishes the Intercreditor Agent to direct the Common Security Trustee to exercise. Each Secured Debt Holder Group shall be permitted, subject to and in accordance with the terms and provisions of its applicable Secured Debt Instrument (and any

Special Credit Support Document for such Secured Debt Instrument), and without consent or other action on the part of any other Secured Debt Holder Group or the Intercreditor Agent, to take or exercise any Permitted Remedies under its Secured Debt Instrument. Only the Common Security Trustee, as directed by the Intercreditor Agent in accordance with the provisions described in the following paragraph (or any Secured Debt Holder Group Representative representing 25% or more of the Aggregate Secured Debt in the circumstances set forth below), shall be entitled to take any Enforcement Action or otherwise exercise remedies (other than Permitted Remedies) under the Financing Documents, or otherwise, with respect to an Event of Default or a CTA Event of Default, as applicable, and such exercise of remedies by the Common Security Trustee shall be limited to those set forth in the Remedies Initiation Notice or as otherwise directed by an applicable vote or consent of the Designated Voting Parties.

Following any Event of Default or CTA Event of Default, as applicable, and for so long as such Event of Default or CTA Event of Default, as applicable, is continuing, the Common Security Trustee, acting in accordance with instructions received from the Intercreditor Agent in accordance with the Intercreditor Agreement, shall have the right to take any action permitted in accordance with the Intercreditor Agreement as so instructed by the Intercreditor Agent and to enforce the Security and make determinations regarding the release, disposition, or restrictions with respect to the Collateral; provided that, unless and until the Common Security Trustee shall have received any such instruction, the Common Security Trustee may (but shall not be obligated to), to the extent expressly permitted by the Security Documents, take such action, or refrain from taking such action, in order to preserve or protect the Security on and the value of the Collateral, as it shall deem advisable in the best interests of the Secured Parties.

Notwithstanding the foregoing, upon a CTA Event of Default that would not otherwise be an Event of Default under the indenture, the Indenture Trustee shall not deliver a remedies instruction or seek noteholder consent or direction for any such action.

If the Designated Voting Parties constituting the applicable Initiating Percentage direct the Intercreditor Agent to direct the Common Security Trustee to exercise remedies (which direction may include an instruction to exercise the Proposed Remedies or an instruction to exercise other remedies), the Intercreditor Agent shall instruct the Common Security Trustee to exercise any such remedies in accordance with the Intercreditor Agreement as described below under “—Exercise of Remedies,” unless all Events of Default and CTA Events of Default, as applicable, that are the subject of such Remedies Initiation Notice have been previously cured or waived (by Modification of the provisions giving rise to such Event of Default or CTA Events of Default, as applicable, in accordance with the terms of the Intercreditor Agreement described above under “—Modifications”).

Notwithstanding the foregoing:

i.	upon the occurrence of any CTA Event of Default specified in clause (1) of the definition of “CTA Event of Default” (other than for non-payment of amounts that become or are declared due and payable upon acceleration solely as a result of a CTA Event of Default other than clause (1) of the definition of “CTA Event of Default”), any Designated Voting Party or Designated Voting Parties representing 25% or more of the Aggregate Secured Debt shall be entitled to immediately deliver a Remedies Initiation Notice directing the Intercreditor Agent to instruct the Common Security Trustee to exercise immediately the remedies requested in such Remedies Initiation Notice, including enforcing the Security; or

ii.	upon the occurrence of any CTA Event of Default specified in clause (9) of the definition of “CTA Event of Default” with respect to Sabine Liquefaction:

a.	all principal, accrued interest, commitment fees and all other Obligations due under the Secured Debt shall become immediately due and payable without the need for any Remedies Initiation Notice or other presentment, demand, protest, declaration or notice or any further act by any Person (which presentment, demand, protest, declaration or notice will, for the purposes of all of the Financing Documents be deemed to be given);

b.	the unutilized Senior Debt Commitments in respect of all the Secured Debt shall forthwith terminate immediately without the need for any Remedies Initiation Notice or other presentment, demand, protest, declaration or notice or any further act by any Person (which presentment, demand, protest, declaration or notice will, for the purposes of all of the Financing Documents be deemed to be given); and

c.	any Secured Debt Holder Group Representative representing 25% or more of the Aggregate Secured Debt shall be entitled to immediately direct the Common Security

Trustee to immediately take such action as is necessary to obtain relief from the automatic stay provisions under Bankruptcy Law or otherwise protect the position of the Secured Parties.

Notwithstanding the foregoing and subject to the Consents, at such time as the Common Security Trustee receives a notice from a counterparty to a Consent that Sabine Liquefaction is in default under the relevant Material Project Document, the Common Security Trustee may take any action to cure or remedy such default if so directed by the Intercreditor Agent acting on instructions given (x) by the Designated Voting Parties representing the Majority Aggregate Secured Credit Facilities Debt Participants for so long as any Aggregate Secured Credit Facilities Debt is outstanding, or (y) by the Designated Voting Parties representing the Majority Secured Debt Participants (which must include the Majority Aggregate Secured ECA Debt Participants if such action involves any ECA Decision) if no Aggregate Secured Credit Facilities Debt (other than any Secured ECA Debt) is outstanding, in each case without any Remedies Initiation Notice or other presentment, demand, protest, declaration or notice or any further act by any Person (which presentment, demand, protest, declaration or notice will, for the purposes of all of the Financing Documents be deemed to be given).

Notwithstanding anything to the contrary described under “—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement,” upon delivery of a Remedies Initiation Notice executed by Designated Voting Parties constituting the Initiating Percentage, the Intercreditor Agent shall instruct the Common Security Trustee to deliver a Control Notice (as defined in the Accounts Agreement) to the Accounts Bank, without the need for any other presentment, demand, protest, declaration or notice or any further act by any Person (which presentment, demand, protest, declaration or notice will, for the purposes of all of the Financing Documents be deemed to be given).

Exercise of remedies. If pursuant to the Intercreditor Agreement, the Required Secured Parties elect to exercise remedies, then, subject to the following paragraph, the Intercreditor Agent shall follow the written instruction regarding the exercise of remedies delivered by the Secured Parties pursuant to the Remedies Initiation Notice or pursuant to an Intercreditor Vote (the “Remedies Instruction”). Each Remedies Instruction shall specify the particular action that the Required Secured Parties propose to cause the Intercreditor Agent to direct the Common Security Trustee to take.

Each Remedies Instruction shall, except as otherwise provided in the Intercreditor Agreement, be effective on the date set out in such notice. In the event that more than one Secured Debt Holder Group delivers a Remedies Instruction, the Remedies Instruction from the Secured Debt Holder Group representing the greatest number of votes shall control unless the Intercreditor Agent has already commenced action called for by another Remedies Instruction having an earlier effective date.

At the direction of the Required Secured Parties pursuant to a Remedies Instruction, the Intercreditor Agent will, if so directed, promptly instruct the Common Security Trustee to exercise the remedies provided therein and to enforce its rights pursuant to the Security Documents, to realize upon the Collateral, to take Enforcement Action, to call upon (if necessary) any equity contributions or, in the case of a proceeding against Sabine Liquefaction under applicable laws relating to Bankruptcy, to seek to enforce the claims of the Secured Parties thereunder.

Order of application

The Security Agency Agreement and the Intercreditor Agreement provide that upon the enforcement of any Lien granted pursuant to any Security Document or any other legal, equitable or other remedial action specifically provided under the Security Agency Agreement, any other Financing Document or any other action available under applicable law with respect to the enforcement of any Security, the proceeds of any collection, recovery, receipt, appropriation, realization or sale of any or all of the Collateral or the enforcement of any Security Document shall be applied in the following order (and thereafter as provided under any applicable Secured Debt Instrument):

i.	first, on a pro rata basis, to the payment of all fees, expenses and other amounts due to the Intercreditor Agent, the Common Security Trustee, the Accounts Bank, any Secured Debt Holder Group Representative, any Secured Hedge Representative and any Secured Gas Hedge Representative (other than amounts specified in clauses (ii) and (iii) below), in each case in connection with carrying out or purporting to carry out their duties and exercising and enforcing their powers and discretions under the relevant Financing Documents;

ii.	second, to the extent of any excess of such proceeds, to the respective Secured Debt Holder Group Representatives, Secured Hedge Representatives and Secured Gas Hedge Representatives for

application to the payment of all outstanding Obligations that are then due and payable (including any termination payments and any ordinary course settlement payments under Secured Hedge Instruments or Secured Gas Hedge Instruments), on a pro rata basis among the Secured Parties, in an amount sufficient to pay in full all outstanding Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or insolvency proceeding at the rate, including any applicable post-default rate, specified in the Secured Debt Instruments, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding); and

iii.	third, to the extent of any excess of such proceeds, payment to Sabine Liquefaction.

No personal liability of directors, managers, officers, employees and stockholders

No director, manager, officer, employee, incorporator, member, partner or stockholder of Sabine Liquefaction or any Guarantor (including, without limitation, the Pledgor), as such, will have any liability for any obligations of Sabine Liquefaction or the Guarantors under the notes, the indenture, the Note Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal defeasance and covenant defeasance

Sabine Liquefaction may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officer’s certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium on, such notes when such payments are due from the trust referred to below;

2)	Sabine Liquefaction’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

3)	the rights, powers, trusts, duties and immunities of the Indenture Trustee, and Sabine Liquefaction’s and the Guarantors’ obligations in connection therewith; and

4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Sabine Liquefaction may, at its option and at any time, elect to have the obligations of Sabine Liquefaction and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

1)	Sabine Liquefaction must irrevocably deposit with the Indenture Trustee, in trust, for the benefit of the holders of the notes, cash in Dollars, non-callable Government Securities, or a combination of cash in Dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Sabine Liquefaction must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

2)

in the case of Legal Defeasance, Sabine Liquefaction has delivered to the Indenture Trustee an opinion of counsel from counsel who is reasonably acceptable to the Indenture Trustee confirming that (a) Sabine Liquefaction has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Original Notes Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

3)	in the case of Covenant Defeasance, Sabine Liquefaction has delivered to the Indenture Trustee an opinion of counsel from counsel who is reasonably acceptable to the Indenture Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Sabine Liquefaction or any Guarantor is a party or by which Sabine Liquefaction or any Guarantor is bound;

5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Sabine Liquefaction or any of its Subsidiaries is a party or by which Sabine Liquefaction or any of its Subsidiaries is bound;

6)	Sabine Liquefaction must deliver to the Indenture Trustee an officer’s certificate stating that the deposit was not made by Sabine Liquefaction with the intent of preferring the holders of notes over the other creditors of Sabine Liquefaction with the intent of defeating, hindering, delaying or defrauding creditors of Sabine Liquefaction or others;

7)	Sabine Liquefaction must deliver to the Indenture Trustee an officer’s certificate stating that all conditions precedent set forth in clauses (1) through (6) of this paragraph have been complied with; and

8)	Sabine Liquefaction must deliver to the Indenture Trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in clauses (2), (3) and (5) of this paragraph have been complied with; provided that the opinion of counsel with respect to clause (5) of this paragraph may be to the knowledge of such counsel.

Amendment, supplement and waiver

Except as provided in the Intercreditor Agreement and subject to the provisions of the indenture that require the Indenture Trustee to vote (i) in conformity with the Majority Aggregate Secured Bank Debt Participants and (ii) in favor of certain actions, each as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Voting and Decision-Making” and “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Modifications” and the next three succeeding paragraphs, any debt securities, including the notes, the indenture or the applicable Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities under the indenture (including, without limitation additional notes, if any) voting as a single class, or if such amendment or supplement applies to less than all series of debt securities under the indenture, each series affected by the amendment or supplement (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, any series of debt securities, including the notes), and any existing Default or Event of Default or compliance with any provision of any debt securities, including the notes, the indenture or the applicable Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding debt securities under the indenture (including, without limitation additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, any series of debt securities, including the notes). See “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and the Security Agency Agreement— Modifications.”

Without the consent of each holder of each series of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

5)	make any note payable in money other than that stated in the notes;

6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

7)	waive a redemption payment with respect to any note; provided, however, that any purchase or repurchase of notes, including pursuant to the covenants described above under the caption “—Repurchase at the Option of Holders,” shall not be deemed a redemption of the notes;

8)	release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Sabine Liquefaction, the Guarantors and the Indenture Trustee may amend or supplement the notes and the indenture or the Note Guarantees:

1)	to cure any ambiguity, defect or inconsistency;

2)	to provide for uncertificated notes in addition to or in place of certificated notes;

3)	to provide for the assumption of Sabine Liquefaction’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Sabine Liquefaction’s or such Guarantor’s assets, as applicable;

4)	to effect the release of a Guarantor from its Note Guarantee and the termination of such Note Guarantee, all in accordance with the provisions of the indenture governing such release and termination;

5)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

6)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

7)	to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the Note Guarantees or the notes;

8)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the Original Notes Issue Date;

9)	to add any Note Guarantee; or

10)	to provide for a successor Trustee in accordance with the provisions of the indenture.

Any such amendment or supplement provided above under this caption “—Amendment, Supplement and Waiver” that imposes any obligation upon the Indenture Trustee or adversely affects the rights of the Indenture Trustee in its individual capacity will become effective only with the consent of the Indenture Trustee.

Satisfaction and discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

1)	either:

a)	all notes under the indenture that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Sabine Liquefaction, have been delivered to the Indenture Trustee for cancellation; or

b)	all notes under the indenture that have not been delivered to the Indenture Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Sabine Liquefaction or any Guarantor has irrevocably deposited or caused to be deposited with the Indenture Trustee as trust funds in trust solely for the benefit of the holders, cash in Dollars, non-callable Government Securities, or a combination of cash in Dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Indenture Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

3)	such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Sabine Liquefaction or any Guarantor is a party or by which Sabine Liquefaction or any Guarantor is bound;

4)	Sabine Liquefaction or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

5)	Sabine Liquefaction has delivered irrevocable instructions to the Indenture Trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Sabine Liquefaction must deliver to the Indenture Trustee (a) an officer’s certificate, stating that all conditions precedent set forth in clauses (1) through (5) above have been satisfied, and (b) an opinion of counsel (which opinion of counsel may be subject to customary assumptions and qualifications), stating that all conditions precedent set forth in clauses (3) and (5) above have been satisfied; provided that the opinion of counsel with respect to clause (3) above may be to the knowledge of such counsel.

Governing law

The indenture, the notes and the Notes Guarantees will be governed by the laws of the State of New York.

Concerning the Indenture Trustee

If the Indenture Trustee becomes a creditor of Sabine Liquefaction or any Guarantor, the indenture limits the right of the Indenture Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Indenture Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the indenture) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the indenture has been qualified under the TIA) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes under the indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Indenture Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the Indenture Trustee shall exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the Indenture Trustee security and indemnity satisfactory to the Indenture Trustee against any loss, liability or expense. Any rights of the Indenture Trustee to seek to exercise remedies in respect of the security will be governed by the Intercreditor Agreement.

Additional information

Anyone who receives this prospectus may obtain a copy of the Common Terms Agreement (without exhibits, other than the definitions), the Security Agency Agreement, the Intercreditor Agreement, the indenture, the registration rights agreement and Security Documents without charge by writing to Sabine Pass Liquefaction, LLC, 700 Milam Street, Suite 1900, Houston, Texas 77002, USA, Attention: Corporate Secretary.

Book-entry, delivery and form

The New Notes, like the Old Notes, will be represented by one or more permanent global notes in registered form without interest coupons (the “Global Notes”).

The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for New Notes in registered, certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depository procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Sabine Liquefaction takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Sabine Liquefaction that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Sabine Liquefaction that, pursuant to procedures established by it:

1)	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some jurisdictions may require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Sabine Liquefaction and the Indenture Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Sabine Liquefaction, the Indenture Trustee nor any agent of Sabine Liquefaction or the Indenture Trustee has or will have any responsibility or liability for:

1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Sabine Liquefaction that its current practice, at the due date of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the Beneficial Owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Indenture Trustee or Sabine Liquefaction. Neither Sabine Liquefaction nor the Indenture Trustee will be liable for any delay by DTC or any of its Participants in identifying the Beneficial Owners of the notes, and Sabine Liquefaction and the Indenture Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Sabine Liquefaction that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Sabine Liquefaction nor the Indenture Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

1)	DTC (a) notifies Sabine Liquefaction that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case Sabine Liquefaction fails to appoint a successor depositary;

2)	Sabine Liquefaction, in its sole discretion, notifies the Indenture Trustee in writing that it elects to cause the issuance of Certificated Notes (DTC has advised Sabine Liquefaction that, in such event, under its current practices, DTC would notify its Participants of Sabine Liquefaction’s request, but will only withdraw beneficial interests from a Global Note at the request of each DTC Participant); or

3)	there will have occurred and be continuing an Event of Default with respect to the notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Indenture Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Transfer Restrictions.”

Same day settlement and payment

Sabine Liquefaction will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. Sabine Liquefaction will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Sabine Liquefaction expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Sabine Liquefaction that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the Common Terms Agreement, the Intercreditor Agreement and the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided. References in the indenture to any agreement include references to any amendments or restatements of any such agreement.

For the purposes of the definitions set forth below, and in accordance with the terms of the indenture, the definitions of certain of the Financing Documents, which Financing Documents were amended or restated in connection with the Credit Agreements, have been updated from the definitions set forth in the indenture to reflect such amendments or restatements.

“2015 Term Loan A Credit Agreement” means the Second Amended and Restated Credit Agreement (Term Loan A) dated June 30, 2015, by and among Sabine Liquefaction, the Term Loan A Administrative Agent, the Common Security Trustee, and the Commercial Lenders.

“Acceptable Bank” means a bank whose long-term unsecured and unguaranteed debt is rated at least “A-” (or the then-equivalent rating) by S&P and “A3” (or the then-equivalent rating) by Moody’s, and, in any case, with a combined capital surplus of at least $1,000,000,000.

“Acceptable Debt Service Reserve LC” means an irrevocable, standby letter of credit issued by an Acceptable Bank for the benefit of the Common Security Trustee which includes the following material terms:

(i) an expiry date not earlier than 364 days after its issuance date;

(ii) allows the Common Security Trustee to make a drawdown of up to the Stated Amount in each of the circumstances described in under “—Summary Description of Principal Finance Documents—Post-Completion Account Flows—Debt Service Reserve Accounts;” and

(iii) the reimbursement and other payment obligations with respect to such letter of credit are not for the account of the Sabine Liquefaction or the Project.

“Acceptable Rating Agency” means S&P, Fitch, Moody’s, or any other “nationally recognized statistical rating organization” registered with the U.S. Securities and Exchange Commission, including any successor to S&P, Fitch or Moody’s.

“Accession Agreement” means an accession agreement entered into (or to be entered into) by any acceding Secured Debt Holder Group Representative, Secured Hedge Representative or Secured Gas Hedge Representative, as applicable, substantially in the form required by the Common Terms Agreement.

“Accounts Agreement” means the Second Amended and Restated Accounts Agreement, dated as of June 30, 2015, among Sabine Liquefaction, the Common Security Trustee and the Accounts Bank, as amended from time to time.

“Accounts Bank” means Compass Bank, d.b.a. BBVA Compass, or any successor to it appointed pursuant to the terms of the Accounts Agreement.

“Accounts Bank Fee Letter” means the Fee Letter, dated as of July 31, 2012, between Sabine Liquefaction and the Accounts Bank, provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Accounts Bank Fee Letter” means the Second Amended and Restated Fee Letter, dated as of June 30, 2015, between Sabine Liquefaction and the Accounts Bank.

“Additional Debt Service Reserve Account” means any Additional Debt Service Reserve Account so designated, established and created by the Accounts Bank, as directed by Sabine Liquefaction pursuant to the Accounts Agreement, upon the incurrence of any Secured Replacement Debt or Secured Expansion Debt that provides for a “debt service reserve requirement.”

“Additional Material Project Document” means any contract, agreement, letter agreement or other instrument to which Sabine Liquefaction becomes a party after the Initial Senior Secured Debt Closing Date that:

(a) replaces or substitutes for an existing Material Project Document; or

(b)(i) contains obligations and liabilities that are in excess of $250,000,000 over its term (including after taking into account all amendments, amendments and restatements, supplements, or waivers to any such contract, agreement, letter agreement or other instrument) and (ii) is for a term that is greater than two years;

provided, that for the purposes of this definition, any series of related transactions shall be considered as one transaction, and all contracts, agreements, letter agreements or other instruments in respect of such transactions shall be considered as one contract, agreement, letter agreement or other instrument, as applicable; provided further that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Additional Material Project Document” means any contract, agreement, letter agreement or other instrument to which Sabine Liquefaction becomes a party after the Credit Facilities Closing Date that:

(a) replaces or substitutes for an existing Material Project Document;

(b) with respect to any gas supply contract between Sabine Liquefaction and any Qualified Gas Supplier (as such term is defined in the Common Terms Agreement) or any gas transportation contract between Sabine Liquefaction and any Qualified Transporter (as defined in the Common Terms Agreement), (i) contains obligations and liabilities that are in excess of $20,000,000 per year and (ii) is for a term that is greater than seven years; or

(c) except as provided in clause (b) above, (i) contains obligations and liabilities that are in excess of $50,000,000 over its term (including after taking into account all amendments, amendments and restatements, supplements, or waivers to any such contract, agreement, letter agreement or other instrument) and (ii) is for a term that is greater than two years; provided, that the following shall not constitute Additional Material Project Documents: (A) any construction contracts entered into following the Credit Facilities Closing Date, until such time as Sabine Liquefaction has entered into construction contracts following the Closing Date that contain obligations and liabilities which in the aggregate are equal to at least $100,000,000, (B) the Train Six LNG Sale and Purchase Agreements (to the extent Sabine Liquefaction has no obligations thereunder prior to incurrence of Expansion Debt with respect to Train Six), and (C) any agreement containing obligations or liabilities of Sabine Liquefaction which are not effective by their terms unless and until the Expansion Debt is incurred; provided further, that any guarantee provided in favor of Sabine Liquefaction by a Guarantor (as defined in and under any of the Train Five and Train Six LNG Sale and Purchase Agreements) shall constitute an Additional Material Project Document to the extent such Train Five and Train Six LNG Sale and Purchase Agreement constitutes an Additional Material Project Document;

provided, that for the purposes of this definition, any series of related transactions shall be considered as one transaction, and all contracts, agreements, letter agreements or other instruments in respect of such transactions shall be considered as one contract, agreement, letter agreement or other instrument, as applicable.

“Additional Proceeds Account” means the Additional Proceeds Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Additional Secured Debt” means any of (a) the Secured Expansion Debt, (b) the Secured Replacement Debt, and (c) the Secured Working Capital Debt.

“Advance” means a borrowing of a loan, issuance of or drawing upon a letter of credit or the issuance of debt securities pursuant to any Secured Debt Instrument.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly Controls, or is under common Control with, or is Controlled by, such Person and, if such Person is an individual, any member of the immediate family (including parents, spouse, children and siblings) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is Controlled by any such member or trust. Notwithstanding the foregoing, the definition of “Affiliate” shall not encompass (a) any individual solely by reason of his or her being a director, officer or employee of any Person and (b) the Term Loan A Administrative Agent, the Common Security Trustee, the Indenture Trustee or any Secured Debt Holder.

“Aggregate Other Secured Debt” means, at any time, the aggregate amount of Other Secured Debt.

“Aggregate Secured Bank Debt” means, at any time, the aggregate amount of (i) the Secured Bank Debt and (ii) without duplication, any Additional Secured Debt (other than any Additional Secured Debt that is either (x) Other Secured Debt or (y) loans made primarily by institutional investors, term loan B loans or any other loans made pursuant to one or more credit facilities in which the lenders are not primarily financial institutions engaged in the business of banking).

“Aggregate Secured Credit Facilities Debt” means, at any time, the sum of (i) Aggregate Secured Bank Debt plus (ii) Aggregate Secured ECA Debt.

“Aggregate Secured Debt” means, at any time, the aggregate amount of Secured Debt.

“Aggregate Secured ECA Debt” means, at any time, the aggregate amount of the Secured ECA Debt.

“Applicable Facility LNG Sale and Purchase Agreement” means any Facility LNG Sale and Purchase Agreement (other than (A) any terminated Facility LNG Sale and Purchase Agreement, (B) any Facility LNG Sale and Purchase Agreement in relation to which a Bankruptcy has occurred in respect of the counterparty thereof, (C) any Facility LNG Sale and Purchase Agreement not then in effect and (D) any Facility LNG Sale and Purchase Agreement in material payment default or a breach that has resulted in a material non-payment by the counterparty to such Facility LNG Sale and Purchase Agreement) with respect to any Train (a) for which Sabine Liquefaction shall have delivered to the Indenture Trustee an officer’s certificate of an Authorized Officer certifying that the In-Service Date has occurred or (b) (i) for which Sabine Liquefaction shall have delivered to the Indenture Trustee an officer’s certificate of an Authorized Officer certifying that such Train is under construction pursuant to a validly issued full notice to proceed under an EPC Contract not in material default and (ii) for which Sabine Liquefaction shall have delivered to the Indenture Trustee a certificate from the Independent Engineer certifying that the Indebtedness incurred in respect thereof, together with any equity contribution amount required by such Indebtedness and all Contracted Cash Flows, are sufficient to fund the entirety of the Project Costs of such Train through the Guaranteed Substantial Completion Date thereof, plus reasonable contingencies.

“Asset Sale” means:

(a) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Sabine Liquefaction and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Covenants Applicable to the Notes—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(b) the issuance of Equity Interests in any of Sabine Liquefaction’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $50,000,000;

(b) a transfer of assets between or among Sabine Liquefaction and any of its Restricted Subsidiaries;

(c) an issuance of Equity Interests by a Restricted Subsidiary of Sabine Liquefaction to Sabine Liquefaction or to any Restricted Subsidiary of Sabine Liquefaction;

(d) the sale, lease or other disposition of (a) products, services, inventory or accounts receivable in the ordinary course of business or (b) equipment or other assets pursuant to a program for the maintenance or upgrading of such equipment or assets and the disposition of obsolete equipment, equipment that is damaged or worn out or assets no longer needed in the business of Sabine Liquefaction;

(e) the sale or other disposition of cash or Cash Equivalents;

(f) settlement, release, waiver or surrender of contract, tort or other claims in the ordinary course of business or a grant of a Lien not prohibited by the indenture;

(g) a Restricted Payment that does not violate the covenant described above under the caption “—Covenants Applicable to the Notes—Restricted Payments” or a Permitted Investment;

(h) the sale or other disposition of LNG (or other commercial products);

(i) sales, transfers or other dispositions of Permitted Investments;

(j) sales of Services in the ordinary course of business;

(k) sales of any LNG related to additional liquefaction trains developed by Sabine Liquefaction;

(l) transfers or novations of Interest Rate Protection Agreements in accordance with the Common Terms Agreement;

(m) sales or other dispositions of the Improved Facilities (as defined in the Cooperation Agreement);

(n) conveyance to gas transmission companies of gas interconnection or metering facilities built using Capital Expenditures permitted by the Common Terms Agreement;

(o) subject to clause (a) of the definition of Permitted Indebtedness, the assignment, novation or transfer of any Train Five LNG Sales Agreement, any Train Six LNG Sales Agreements or the CMI LNG Sale and Purchase Agreement and any related agreements by Sabine Liquefaction to an Affiliate of Sabine Liquefaction; provided, however, that if Sabine Liquefaction incurs Expansion Debt in respect of Train Five or Train Six pursuant, as applicable, to clause (a) of the definition of Permitted Indebtedness, any such assignment, novation or transfer of any Train Five LNG Sales Agreement or any Train Six LNG Sales Agreement, as applicable, and any related agreements by Sabine Liquefaction to an Affiliate of Sabine Liquefaction shall constitute an Asset Sale unless it otherwise qualifies under any of the other listed exception in this “Asset Sales” definition; and

(p) any single transaction or series of related transactions pursuant to the terms of an agreement existing on the Original Notes Issue Date.

“Authorized Officer” means: (a) with respect to any Person that is a corporation, the chairman, president, senior vice president, vice president, treasurer, assistant treasurer, attorney-in-fact, secretary or assistant secretary of such Person, (b) with respect to any Person that is a partnership, the chairman, president, senior vice president, vice president, treasurer, assistant treasurer, attorney-in-fact, secretary or assistant secretary of a general partner of such Person and (c) with respect to any Person that is a limited liability company, the chairman, president, senior vice president, vice president, treasurer, assistant treasurer, attorney-in-fact, secretary or assistant secretary, the manager, the managing member or a duly appointed officer of such Person.

“Authorized Signatory” means an authorized signatory of Sabine Liquefaction or the Common Security Trustee authorized to provide written directions and instructions to the Accounts Bank pursuant to the Accounts Agreement, and, in the case of Sabine Liquefaction, such Authorized Signatory shall be an Authorized Officer.

“Availability Period” (and correlative terms) has the meaning provided in the relevant Secured Debt Instrument.

“Bankruptcy” means, with respect to any Person, the occurrence of any of the following events, conditions or circumstances:

(a) such Person shall file a voluntary petition in bankruptcy or shall be adjudicated a bankrupt or insolvent, or shall file any petition or answer or consent seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under the Bankruptcy Code or any present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency, reorganization or other relief for debtors, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver, conservator or liquidator of such Person or of all or any substantial part of its properties (the term “acquiesce,” as used in this definition, includes the failure to file in a timely manner a petition or motion to vacate or discharge any order, judgment or decree after entry of such order, judgment or decree);

(b) a case or other proceeding shall be commenced against such Person without the consent or acquiescence of such Person seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief with respect to such Person or its debts under the Bankruptcy Code or any present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency, reorganization or other relief for debtors, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of 90 consecutive days;

(c) a court of competent jurisdiction shall enter an order, judgment or decree approving a petition filed against such Person seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the Bankruptcy Code, or any other present or future applicable federal, state or other statute or law relating to bankruptcy, insolvency, reorganization or other relief for debtors, and such Person shall acquiesce in the entry of such order, judgment or decree or such order, judgment or decree shall remain undischarged, unvacated or unstayed for 120 days (whether or not consecutive) from the date of entry thereof, or any trustee, receiver, conservator or liquidator of such Person or of all or any substantial part of its property shall be appointed without the consent or acquiescence of such Person and such appointment shall remain unvacated and unstayed for an aggregate of 120 days (whether or not consecutive);

(d) such Person shall admit in writing its inability to pay its debts as they mature or shall generally not be paying its debts as they become due;

(e) such Person shall make an assignment for the benefit of creditors or take any other similar action for the protection or benefit of creditors;

(f) such Person shall take any corporate or partnership action for the purpose of effecting any of the foregoing; or

(g) an order for relief shall be entered in respect of such Person under the Bankruptcy Code,

provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, the time period referred to in clause (b) above shall be 60 consecutive days and the time periods referred to in clause (c) above shall be 90 days (whether or not consecutive).

“Bankruptcy Code” means the United States Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. Section 11 et seq.

“Bankruptcy Law” means the Bankruptcy Code and any other state or federal insolvency, reorganization, moratorium or similar law for the relief of debtors.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“BG” means BG Gulf Coast LNG, LLC.

“BG DFCD Deadline” means the date that is 60 days prior to the date upon which BG would have the right to terminate the BG FOB Sale and Purchase Agreement for any failure to achieve the Train 1 DFCD (as defined in the BG FOB Sale and Purchase Agreement) by such date, as extended by any waivers, modifications or amendments to the BG FOB Sale and Purchase Agreement in accordance with Section 7.9 of the Common Terms Agreement, but without giving effect to cure rights under any Consent between the Common Security Trustee and BG.

“BG FOB Sale and Purchase Agreement” means the Amended and Restated LNG Sale and Purchase Agreement (FOB), dated January 25, 2012, between Sabine Liquefaction and BG, as amended from time to time, and, subject to the provisions of clauses (6) and (8) under the caption “—Events of Default and Remedies—Events of Default,” any replacements thereof entered into with the required approval of the Required Secured Parties or, at any time when there is no Secured Bank Debt outstanding, any replacements thereof meeting the requirements of the covenant described under the caption “—Covenants Applicable to the Notes—LNG Sales Contracts;” provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “BG FOB Sale and Purchase Agreement” means the Amended and Restated LNG Sale and Purchase Agreement (FOB), dated January 25, 2012, between Sabine Liquefaction and BG.

“Blackstone” means Blackstone Holdco.

“Blackstone Holdco” means Blackstone CQP Holdco LP, a Delaware limited partnership.

“Board of Directors” means:

(a) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(b) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Notice” means each request for Construction/Term Loans in the form provided in an exhibit to the Common Terms Agreement.

“Business Day” means any day other than a Saturday, Sunday or any other day which is a legal holiday or a day on which banking institutions are permitted or required by law, regulation or executive order to be closed in New York, New York; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Business Day” means any day other than a Saturday, Sunday or any other day which is a legal holiday or a day on which banking institutions are permitted to be closed in New York, New York and, if at the time any ROK Financial Institution is a Facility Lender (as defined in the Common Terms Agreement), Seoul, Korea.

“Business Interruption Insurance Proceeds” means all proceeds of any insurance policies required pursuant to the Common Terms Agreement or otherwise obtained with respect to Sabine Liquefaction or the Project insuring Sabine Liquefaction against business interruption or delayed start-up.

“Calculation Date” means the last day of the month immediately preceding a Restricted Payment Date.

“Calculation Period” means, on any Calculation Date, the period commencing twelve months prior to, and ending on, such Calculation Date; provided, that prior to the first anniversary of the DSCR Start Date, the Calculation Period shall mean the period beginning on the first day of the first full month following the DSCR Start Date and ending on, the Calculation Date.

“Capital Expenditures” means, for any period, the aggregate amount of all expenditures of Sabine Liquefaction payable during such period that, in accordance with GAAP, are or should be included in “purchase of property, plant and equipment” or similar items reflected in the consolidated statement of cash flows of Sabine Liquefaction.

“Capital Lease Obligations” means, for any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) Property of such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under

GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board) and, for purposes of the Financing Documents, the amount of such obligations shall be the capitalized amount of such obligations, determined in accordance with GAAP (including such Statement No 13).

“Capital Stock” means:

(a) in the case of a corporation, corporate stock;

(b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) Dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s (or, if any of such entities cease to provide such ratings, the equivalent rating from any other Acceptable Rating Agency);

(4) certificates of deposit, demand deposit accounts and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500,000,000 and a Thomson Bank Watch Rating of “B” or better;

(5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper or tax exempt obligations having one of the two highest ratings obtainable from Moody’s or S&P (or, if any of such entities cease to provide such ratings, the equivalent rating categories from any other Acceptable Rating Agency) and, in each case, maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition or a money market fund or a qualified investment fund (including any such fund for which the Indenture Trustee or any Affiliate thereof acts as an advisor or a manager) given one of the two highest long-term ratings available from S&P or Moody’s (or, if any of such entities cease to provide such ratings, the equivalent rating categories from any other Acceptable Rating Agency).

“Cash Flow” means, for any period, the sum (without duplication) of the following:

(a) all cash paid to Sabine Liquefaction during such period in connection with the ownership or operation of the Project;

(b) all interest and investment earnings paid to Sabine Liquefaction or accrued during such period;

(c) all cash paid to Sabine Liquefaction during such period as Business Interruption Insurance Proceeds; and

(d) all cash paid to Sabine Liquefaction during the applicable period from any direct or indirect owner of Sabine Liquefaction by way of equity contribution or subordinated shareholder loans (in each case as otherwise permitted pursuant to the terms of the Financing Documents);

provided, however, that Cash Flow shall not include any proceeds of any Senior Debt or any other Indebtedness incurred by Sabine Liquefaction; Insurance Proceeds; Condemnation Proceeds; proceeds from any disposition of assets of the Project or Sabine Liquefaction other than the sale of capacity and other commercial products in the ordinary course of business and tax refunds; provided further that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Cash Flow” means, for any period, the sum (without duplication) of the following:

(a) all cash paid to Sabine Liquefaction during such period in connection with the ownership or operation of the Project;

(b) all interest and investment earnings paid to Sabine Liquefaction or accrued to the Accounts during such period on amounts on deposit in the Accounts (excluding interest and investment earnings that accrue on the amounts on deposit in any of the Senior Debt Facilities Debt Service Reserve Account, the Additional Debt Service Reserve Accounts, or any account established to prefund interest on any Senior Debt, if any, in any case, which are not transferred to the Revenue Account pursuant to Section 5.06(c) of the Accounts Agreement);

(c) all cash paid to Sabine Liquefaction during such period as Business Interruption Insurance Proceeds; and

(d) solely with respect to the calculation of the Debt Service Coverage Ratio for purposes of compliance with Section 6.15 of the Common Terms Agreement, all cash paid to Sabine Liquefaction during the applicable period from any direct or indirect owner of Sabine Liquefaction by way of equity contribution or subordinated shareholder loans (in each case as otherwise permitted pursuant to the terms of the Financing Documents);

provided, however, that Cash Flow shall not include any proceeds of any Senior Debt or any other Indebtedness incurred by Sabine Liquefaction; Insurance Proceeds; Condemnation Proceeds; proceeds from any disposition of assets of the Project or Sabine Liquefaction other than the sale of capacity, LNG, natural gas and other commercial products in the ordinary course of business; except as provided in clause (d) above, amounts received, whether by way of a capital contribution or subordinated loans, from the Parent or any direct or indirect holders of Equity Interests of Sabine Liquefaction; and any cash deposited into the Additional Proceeds Account.

“Cash Flow Available for Debt Service” means, for any period, an amount equal to the amount of Cash Flow received by Sabine Liquefaction during such period minus all operating and maintenance expenses paid during such period; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Cash Flow Available for Debt Service” means, for any period, an amount equal to the amount of Cash Flow deposited in the Revenue Account during such period minus all amounts paid during such period pursuant to clauses (i) and (ii) under the heading “—Summary Description of Principal Finance Documents—Post-Completion Account Flows—Revenue Account.”

“Cash Flow from Non-Base Case LNG Sales” means (a) the amount of all Cash Flows received from LNG sales other than LNG sales permitted or required to be sold to each of the Material Project Parties under the FOB Sale and Purchase Agreements as in effect on May 28, 2013, minus (b) the costs relating to the purchase and transportation and related costs of natural gas associated with the production of such LNG sold.

“Change of Control” means (a) prior to the Project Completion Date, the occurrence of any of the following: (i) a majority of the seats (other than vacant seats) on the Board of Directors of the General Partner shall at any time be occupied by Persons who were not appointed by a Permitted Holder, (ii) the Permitted Holders shall fail to own beneficially (within the meaning of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Original Notes Issue Date), directly or indirectly, in the aggregate Equity Interests representing more than 50% of (A) the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the General Partner or (B) the economic interest represented by the issued and outstanding Equity Interests of the General Partner, (iii) the Permitted Holders shall cease to directly or indirectly own and control beneficially in the aggregate more than 50% of the issued and outstanding limited liability company interests in General Partner, or (iv) the Parent shall own, directly or indirectly, less than 50% of the voting and economic interests in Sabine Liquefaction, and (b) after the Project Completion Date, the occurrence of clause (a)(iv); provided that for the purposes of clause (b) of this definition a Change of Control shall not be deemed to have occurred if Sabine Liquefaction shall have received letters from any two Acceptable Rating Agencies (or if only one Acceptable Rating Agency is then rating the notes, Sabine Liquefaction shall have received a letter from that Acceptable Rating Agency) to the effect that the Acceptable Rating Agency has considered the contemplated event under clause (b) of this definition and that, if the contemplated event occurs, such Acceptable Rating Agency would reaffirm the then current rating of the notes as of the date of such event.

“Change Order” has the meaning assigned to the term “Change Order” in the Train One and Train Two EPC Contract or any other EPC Contract, as applicable; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Change Order” with respect to an EPC Contract has the meaning assigned to the term “Change Order” in such EPC Contract.

“CMI LNG Sale and Purchase Agreement” means the LNG Sale and Purchase Agreement (FOB), dated May 14, 2012, between Sabine Liquefaction and Cheniere Marketing, LLC, as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “CMI LNG Sale and Purchase Agreement” means the LNG Sale and Purchase Agreement (FOB), dated May 14, 2012, between Sabine Liquefaction and Cheniere Marketing, LLC.

“Commercial Bank Debt” means Indebtedness incurred by Sabine Liquefaction in the aggregate amount of up to $4,600,000,000 pursuant to the Credit Agreements comprised of the Commercial Bank Loans.

“Commercial Bank Lenders” means any Person from time to time party to the 2013 Term Loan A Credit Agreement as a Commercial Bank Lender.

“Commercial Banks Facility” means the Dollar term loan facility made available to Sabine Liquefaction pursuant to the 2015 Term Loan A Credit Agreement.

“Commercial Banks Facility Agent” means the Commercial Banks Facility Agent under and as defined in the 2015 Term Loan A Credit Agreement.

“Commercial Bank Loans” means loans made to Sabine Liquefaction in an aggregate amount of up to $4,600,000,000 pursuant to the terms of the Credit Agreements.

“Commission” or “SEC” means the United States Securities and Exchange Commission.

“Common Security Trustee” means Société Générale or any successor to it appointed pursuant to the terms of the Security Agency Agreement.

“Common Security Trustee/Commercial Banks Facility Agent/Intercreditor Agent Fee Letter” means the Amended and Restated Fee Letter dated as of June 30, 2015, between Sabine Liquefaction and Société Générale, in its capacities as the Commercial Banks Facility Agent and the Common Security Trustee.

“Common Security Trustee/Term Loan A Administrative Agent Fee Letter” means the Fee Letter dated as of July 30, 2012, between Sabine Liquefaction and Société Générale, in its capacities as the Term Loan A

Administrative Agent and the Common Security Trustee; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Common Security Trustee/Term Loan A Administrative Agent Fee Letter” means the Common Security Trustee/Commercial Banks Facility Agent/Intercreditor Agent Fee Letter.

“Common Terms Agreement” means the Second Amended and Restated Common Terms Agreement, dated as of June 30, 2015, among Sabine Liquefaction, the Secured Debt Holder Group Representatives, the Secured Hedge Representatives, the Secured Gas Hedge Representatives, the Common Security Trustee and the Intercreditor Agent, as amended from time to time.

“Condemnation Proceeds” means any amounts and proceeds of any kind (including instruments) payable in respect of any Event of Taking.

“ConocoPhillips License Agreements” means the License Agreements between Sabine Liquefaction and ConocoPhillips Company, dated as of May 3, 2012 and dated as of December 21, 2012, as each is amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “ConocoPhillips License Agreements” means, collectively, the Stage 1 ConocoPhillips License Agreement and the Stage 2 ConocoPhillips License Agreement.

“Consents” means (a) each consent to collateral assignment required to be entered into pursuant to the Financing Documents, in each case by and among Sabine Liquefaction, the Common Security Trustee and the Persons identified therein and (b) each subordination, non-disturbance, surface use and/or recognition agreement, affidavit of use and possession, estoppel certificate from counterparties to the Real Property Documents required to be entered into pursuant to the Financing Documents.

“Construction Account” means the Construction Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Construction Budget” means a budget attached as Exhibit D-1 to the Common Terms Agreement setting forth, on a monthly basis, the timing and amount of all projected payments of Project Costs through the date that is 90 days after the projected date of Substantial Completion for Subproject 5 under and as defined in the Train Five EPC Contract a schedule attached as Exhibit D-2 to the Common Terms Agreement setting forth the proposed engineering, procurement, construction and testing milestone schedule for the Project’s Development through the date that is 90 days after the projected date of Substantial Completion for Subproject 5 under and as defined in the Train Five EPC Contract, which budget and schedule shall (A) be certified by Sabine Liquefaction as the best reasonable estimate of the information set forth therein as of the Credit Facilities Closing Date, (B) be consistent with the requirements of the Transaction Documents and (C) be in form and substance acceptable to the Secured Debt Holders in consultation with the Independent Engineer, in each case as may be amended, supplemented, or otherwise modified to take into account any Change Orders permitted under the Common Terms Agreement, in each case as may be amended, supplemented, or otherwise modified to take into account any Change Orders permitted under the covenant described under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—EPC and Construction Contracts” in this prospectus.

“Construction Schedule” means a schedule attached as Exhibit D-2 to the Common Terms Agreement setting forth the proposed engineering, procurement, construction and testing milestone schedule for the Project’s Development through the date that is 90 days after the projected date of Substantial Completion for Subproject 5 under and as defined in the Train Five EPC Contract, which budget and schedule shall (A) be certified by Sabine Liquefaction as the best reasonable estimate of the information set forth therein as of the Credit Facilities Closing Date, (B) be consistent with the requirements of the Transaction Documents and (C) be in form and substance acceptable to the Secured Debt Holders in consultation with the Independent Engineer, in each case as may be amended, supplemented, or otherwise modified to take into account any Change Orders permitted under the Common Terms Agreement, in each case as may be amended, supplemented, or otherwise modified to take into account any Change Orders permitted under the covenant described under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—EPC and Construction Contracts” in this prospectus.

“Construction/Term Loan” means a loan made by the Secured Bank Debt Holders to Sabine Liquefaction in an aggregate amount of up to $4,600,000,000 in accordance with and pursuant to the terms of the 2015 Term Loan A Credit Agreement; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Construction/Term Loan” means a loan made to Sabine Liquefaction pursuant to the Credit Agreements.

“Construction/Term Loan Commitment” means, individually or collectively as the context may require, the commitments under the 2015 Credit Facilities; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Construction/Term Loan Commitment” means, individually or collectively as the context may require, the commitments under the Credit Agreements.

“Consultants” means the Independent Engineer, the Insurance Advisor and the Market Consultant.

“Contest” or “Contested” means, with respect to any Person, with respect to any Taxes or any Lien imposed on Property of such Person (or the related underlying claim for labor, material, supplies or services) by any Government Authority for Taxes or with respect to obligations under ERISA or any Mechanics’ Lien (each, a “Subject Claim”), a contest of the amount, validity or application, in whole or in part, of such Subject Claim pursued in good faith and by appropriate legal, administrative or other proceedings diligently conducted so long as:

(a) during the period of such contest the enforcement of such Subject Claim is effectively stayed and any Lien (including any inchoate Lien) arising by virtue of such Subject Claim and securing amounts in excess of $25,000,000 shall, if required by applicable Government Rule, be effectively secured by posting of cash collateral or a surety bond (or similar instrument) by a reputable surety company;

(b) no Secured Party or any of its officers, directors or employees has been or could reasonably be expected to be exposed to any risk of criminal or civil liability or sanction in connection with such contested items;

(c) the failure to pay such Subject Claim under the circumstances described above could not otherwise reasonably be expected to result in a Material Adverse Effect; and

(d) any contested item determined to be due, together with any interest or penalties thereon, is promptly paid when due after resolution of such Contest, if required by such resolution. The term “Contest” used as a verb shall have a correlative meaning.

“Contracted Cash Flow” means the sum of (i) the projected cash to be received by Sabine Liquefaction with respect to Monthly Sales Charges or the fixed price component based on FOB LNG Sale and Purchase Agreements that, at the time of such incurrence, are in effect and not in material default, plus (ii) the projected cash to be received by Sabine Liquefaction with respect to Monthly Sales Charges (or the fixed price component) based on LNG sales contracts that, at the time of such incurrence, are in effect and not in material payment default or a breach that has resulted in a material non-payment by the counterparty to such agreement and are with counterparties that (A) have an Investment Grade Rating from at least two Acceptable Rating Agencies, or who provide a guaranty from an affiliate that has at least two of such ratings or (B) have a direct or indirect parent with an Investment Grade Rating from at least one Acceptable Rating Agency and either the counterparty or an affiliate of such counterparty who is providing a guaranty has a tangible net worth in excess of $15,000,000,000, minus (iii) the fixed expenses that could reasonably be expected to be incurred if the counterparties to the FOB LNG Sale and Purchase Agreements and such other LNG sales agreements were not lifting any cargoes from Sabine Liquefaction; provided that for the purposes of clause (b) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness,” it shall not be a material default, material payment default or a breach that has resulted in a material nonpayment under clause (i) or clause (ii) of this definition, as applicable, if (x) a Bankruptcy has occurred in respect of the applicable counterparty to such FOB LNG Sale and Purchase Agreement or such LNG sales contract, as applicable, and the bankruptcy court enters an order permitting the assumption of the applicable FOB LNG Sale and Purchase Agreement or LNG sales contract or (y) such counterparty continues to meet its contractual obligations thereunder.

“Contracted Cash Flow Available for Debt Service” means, for any period, an amount equal to the sum of (i) the amount set forth in clauses (i) and (ii) of the definition of Contracted Cash Flow expected to be received by Sabine Liquefaction during such period, minus (ii) the amount set forth in clause (iii) of the definition of Contracted Cash Flow expected to be paid during such period plus (iii) any amounts expected to be received pursuant to clauses (b) and (c) of the definition of Cash Flow during such period.

“Control” (including, with its correlative meanings, “Controlled by” and “under common Control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) and, in any event, any Person owning at least 50% of the voting securities of another Person shall be deemed to Control that Person.

“Control Notice” means a written notice delivered by the Common Security Trustee to the Accounts Bank of the occurrence and continuance of a CTA Event of Default and, prior to the second Advance of the Construction/ Term Loans, that the Common Security Trustee is pursuing remedies in respect thereof.

“Control Notice Period” means the period commencing upon the date of delivery of a Control Notice and expiring on the date of delivery of a Control Withdrawal Notice in respect thereof.

“Control Withdrawal Notice” means a written notice delivered by the Common Security Trustee to the Accounts Bank that the CTA Event of Default identified in the related Control Notice no longer exists and such Control Notice has been revoked.

“Cooperation Agreement” means the Cooperation Agreement between Sabine Liquefaction and Sabine Pass LNG, as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Cooperation Agreement” means the Amended and Restated Cooperation Agreement, dated as of June 30, 2015, between Sabine Liquefaction and Sabine Pass LNG.

“Covered Action” means:

(a) any consent to a Modification of or under any Financing Document by the Intercreditor Agent, the Common Security Trustee or any Secured Party, other than any Permitted Modification;

(b) any instruction given to the Common Security Trustee under or with respect to any Financing Document; and

(c) any exercise of discretion by the Intercreditor Agent, a Secured Debt Holder Group Representative or the Common Security Trustee under or with respect to any Financing Document to the extent the Intercreditor Agent, Secured Debt Holder Group Representative or the Common Security Trustee requests instruction, in each case other than certain administrative decisions permitted by the Intercreditor Agreement.

“CQP Indemnity Letter” means that certain indemnity letter, dated as of July 31, 2012, between the Parent and Sabine Liquefaction with respect to Leases, Sublease and the Sabine Liquefaction TUA.

“Credit Agreements” means each of the 2015 Term Loan A Credit Agreement, the KEXIM Direct Facility Agreement, the KEXIM Covered Facility Agreement and the KSURE Covered Facility Agreement.

“Credit Facilities Closing Date” means June 30, 2015.

“CTA Event of Default” means any of the events described in Section 9 (Events of Default for Secured Debt) in the Common Terms Agreement.

“Date Certain” means the BG DFCD Deadline or, if the first train of the Project achieves Substantial Completion prior to the BG DFCD Deadline, the GN DFCD Deadline; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Date Certain” means the GAIL DFCD Deadline.

“Debt Payment Account” means the Debt Payment Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Debt Service” means, for any period, the sum of (without duplication):

(a) all fees scheduled to become due and payable (or, for purposes of the Debt Service Coverage Ratio, accrued or paid) during such period in respect of any Senior Debt;

(b) interest on the Senior Debt (taking into account any Interest Rate Protection Agreements) scheduled to become due and payable (or for the purposes of the Debt Service Coverage Ratio, accrued or paid) during such period;

(c) scheduled principal payments of the Senior Debt to become due and payable (or, for purposes of the Debt Service Coverage Ratio, accrued or paid) during such period;

(d) all payments due or anticipated to become due (or, for purposes of the Debt Service Coverage Ratio, accrued or paid) by Sabine Liquefaction pursuant to any provision in respect of increased costs or taxes under any Secured Bank Debt with respect to such principal, interest and fees and similar payments under any Senior Debt Instrument; and

(e) any indemnity payments due to any of the Secured Parties.

“Debt Service Coverage Ratio” or “DSCR” means, at any date, the ratio of Cash Flow Available for Debt Service for the preceding 12-month period to the aggregate amount required to service Sabine Liquefaction’s Debt Service payable for the preceding 12-month period (excluding Working Capital Debt, all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness” and the scheduled principal payment of any Senior Debt that has bullet maturities or balloon payments at maturity or in the final year prior to maturity); provided, that for purposes of the covenant under the caption “—Covenants Applicable to the Notes—Limitation on Restricted Payments,” any DSCR calculation performed prior to the first anniversary of the DSCR Start Date will be based on the number of months elapsed since the DSCR Start Date; provided, further, that Sabine Liquefaction may exclude from any DSCR calculation the Cash Flow Available for Debt Service and the prorated aggregate amount required to service Sabine Liquefaction’s Debt Service attributable to any month in which a Force Majeure Event had occurred or was continuing for up to twelve months in any period for which any DSCR calculation is performed. For purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Debt Service Coverage Ratio” or “DSCR” means, as at each Payment Date (subject to the first proviso below), the ratio of Cash Flow Available for Debt Service for the preceding 12-month period (excluding principal payments with respect to Working Capital Debt) to the aggregate amount required to service Sabine Liquefaction’s Debt Service payable for the preceding 12-month period; provided, that for any DSCR calculation performed prior to the first anniversary of the first Payment Date the calculation will be based on the number of months elapsed since the first Payment Date.

“Debt Service Reserve Account” means any Debt Service Reserve Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Default” means an Event of Default or CTA Event of Default, as applicable, or an event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would become an Event of Default or CTA Event of Default, as applicable.

“Default Contracts” means any Default LNG Sale and Purchase Agreement and any of the Train One and Train Two EPC Contract, the Sabine Liquefaction TUA and, if Sabine Liquefaction incurs Expansion Debt in respect of Train Three and Train Four pursuant to clause (a) of the definition of Permitted Indebtedness, the Train Three and Train Four EPC Contract.

“Default LNG Sale and Purchase Agreement” means:

(a) at any time following Substantial Completion of Train 4, any Facility LNG Sale and Purchase Agreement if (a) such Facility LNG Sale and Purchase Agreement, together with any other Facility LNG Sale and Purchase Agreement that is a Default LNG Sale and Purchase Agreement, accounts for more than 25% of the net revenues of Sabine Liquefaction for the prior twelve months and are anticipated to account for at least 25% of the net revenues of Sabine Liquefaction over the following twelve months and (b) such Facility LNG Sale and Purchase Agreement, together with any other Facility LNG Sale and Purchase Agreement that is a Default LNG Sale and Purchase Agreement, has a remaining term of more than four years; and

(b) at all other times, any of the Train One and Train Two LNG Sales Agreements and, if Sabine Liquefaction incurs Expansion Debt in respect of Train Three and Train Four pursuant to clause (a) of the definition of Permitted Indebtedness, any of the Train Three and Train Four LNG Sales Agreements.

“Delay Liquidated Damages” means any liquidated damages resulting from a delay with respect to the Project which are required to be paid by any EPC Contractor or any other Material Project Party for or on account of any delay.

“Designated Voting Party” means, at any time, with respect to any Secured Debt Instrument, (i) the Secured Debt Holder Group Representative of such Secured Debt Holder Group or (ii) such other Person which has been authorized to act as a Designated Voting Party by the Secured Debt Holder Group Representative of such Secured Debt Holder Group in a written notice given to the Intercreditor Agent and each other Secured Debt Holder Group Representative.

“Development” means the development, acquisition, ownership, occupation, construction, equipping, testing, repair, operation, maintenance and use of the Project and the purchase and sale of natural gas and the sale of LNG, the export of LNG from the Project (and, if elected, the import of LNG to the extent Sabine Liquefaction has all necessary Government Approvals therefor), the transportation of natural gas to the Project by third parties, and the sale of other Services or other products or by-products of the Project and all activities incidental thereto, in each case in accordance with the Transaction Documents. “Develop” and “Developed” shall have the correlative meanings.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Sabine Liquefaction to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Sabine Liquefaction may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Covenants Applicable to the Notes—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Sabine Liquefaction and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Distribution Account” means the Distribution Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“DOE/FE” means the United States Department of Energy Office of Fossil Energy or any successor thereto having jurisdiction over the import of LNG to and the export of LNG from the Project.

“Dollars” and “$” means lawful money of the United States.

“Domestic Subsidiary” means any Restricted Subsidiary of Sabine Liquefaction that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Sabine Liquefaction.

“DSCR Start Date” means the date specified in a certificate from an Authorized Officer of Sabine Liquefaction, provided that such date is no earlier than the In-Service Date with respect to Train One and Train Two.

“ECA Decision” means, at any time, any decision with respect to a Modification of certain representations and covenants of the Common Terms Agreement pertaining to environmental matters and anti-terrorism laws and the change of control event of default.

“Enforcement Action” means the enforcement of any Lien granted pursuant to any Security Document or any other legal, equitable or other remedial action specifically provided for under the Intercreditor Agreement, the Security Documents, or any other Financing Document or any other action available under applicable Law with respect to the enforcement of any Security.

“EPC Contractor” means Bechtel Oil, Gas and Chemicals, Inc. or, in the case of the EPC Contract with respect to Train Five and Train Six, the relevant contractor under such EPC Contract.

“EPC Contracts” means the Train One and Train Two EPC Contract, the Train Three and Train Four EPC Contract and any engineering, procurement and construction contract entered into by Sabine Liquefaction related to the construction of Train Five and/or Train Six; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “EPC Contracts” means collectively, the Train One and Train Two EPC Contract, the Train Three and Train Four EPC Contract and the Train Five EPC Contract.

“Equity Contribution Amount” means $1,890,000,000.

“Equity Interests” means, with respect to any Person, any of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination, in each such case including all voting rights and economic rights related thereto.

“Equity Offering” means a public or private sale either (1) of Equity Interests of Sabine Liquefaction by Sabine Liquefaction (other than Disqualified Stock and other than to a Subsidiary of Sabine Liquefaction) or (2) of Equity Interests of a direct or indirect parent entity of Sabine Liquefaction (other than to Sabine Liquefaction or a Subsidiary of Sabine Liquefaction) to the extent that the net proceeds therefrom are contributed to the common equity capital of Sabine Liquefaction.

“Equity Proceeds Account” means the Equity Proceeds Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“Escrowed Amounts” has the meaning assigned to the term “Escrowed Amounts” in the EPC Contracts.

“Event of Abandonment” means any of the following shall have occurred:

(a) the abandonment, suspension or cessation of all or a material portion of the activities related to the Development for a period in excess of 60 consecutive days (other than as a result of force majeure so long as Sabine Liquefaction is diligently attempting to restart the Development);

(b) a formal, public announcement by Sabine Liquefaction of a decision to abandon or indefinitely defer or suspend the Development for any reason; or

(c) Sabine Liquefaction shall make any filing with FERC giving notice of the intent or requesting authority to abandon the Development for any reason.

“Event of Loss” means any event that causes the Pipeline or any Property of Sabine Liquefaction, or any portion thereof, to be damaged, destroyed or rendered unfit for normal use for any reason whatsoever, and shall include an Event of Taking.

“Event of Taking” means any taking, seizure, confiscation, requisition, exercise of rights of eminent domain, public improvement, inverse condemnation, condemnation or similar action of or proceeding by any Government Authority relating to all or any part of the Pipeline or the Project, any Equity Interests in Sabine Liquefaction or any other part of the Collateral.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expansion Construction Account” means the Expansion Construction Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Expansion Debt” means additional senior secured or unsecured Indebtedness to finance the development of additional Trains and to be incurred after the Original Notes Issue Date; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Expansion Debt” means additional non-recourse senior secured or unsecured Indebtedness to finance the development of additional Trains.

“Facility Agent” means any of: (a) the Commercial Banks Facility Agent, (b) the KEXIM Facility Agent, and (c) the KSURE Covered Facility Agent.

“Facility LNG Sale and Purchase Agreements” means, collectively, the Train One and Train Two LNG Sales Agreements, the Train Three and Train Four LNG Sales Agreements, the Train Five LNG Sales Agreement and any additional LNG sales agreements entered into by Sabine Liquefaction.

“Facility Loans” means each of: (a) the Commercial Bank Loans, (b) the KEXIM Covered Facility Loans, (c) the KEXIM Direct Facility Loans and (d) the KSURE Covered Facility Loans.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Sabine Liquefaction (unless otherwise provided in the indenture).

“Fee Letters” means the Joint Lead Arranger Fee Letters, the Accounts Bank Fee Letter, the Common Security Trustee/Term Loan A Administrative Agent Fee Letter, the Intercreditor Agent Fee Letter; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Fee Letters” means the Joint Lead Arranger Fee Letters, the Accounts Bank Fee Letter, the Common Security Trustee/Commercial Banks Facility Agent Fee Letter, the Intercreditor Agent Fee Letter, the KSURE Covered Facility Fee Letters, and the KEXIM Facility Agent Fee Letter.

“FERC” means the United States Federal Energy Regulatory Commission or any successor thereto having jurisdiction over the transportation of natural gas through, or the siting, construction or operation of, the Project.

“Final Completion” has the meaning assigned to the term “Final Completion” in the Train One and Train Two EPC Contract; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Final Completion” means the last to occur of (a) Final Completion under and as defined in the Train One and Train Two EPC Contract, (b) Final Completion under and as defined in the Train Three and Train Four EPC Contract, and (c) Final Completion under and as defined in the Train Five EPC Contract.

“Final Maturity Date” means the date that is the earlier of (i) the second anniversary of the Project Completion Date and (ii) December 31, 2020.

“Financing Documents” means each of:

(a) the Common Terms Agreement;

(b) the indenture governing the notes and any additional indentures entered into in connection with the issuance of any additional Senior Bonds;

(c) each other Secured Debt Instrument;

(d) each of the Security Documents;

(e) the Security Agency Agreement;

(f) the Intercreditor Agreement;

(g) the Notes;

(h) the Permitted Hedging Agreements;

(i) the Fee Letters;

(j) the CQP Indemnity Letter;

(k) the Hedge Opportunity Letter;

(l) the Notarial Assignment;

(m) the other financing and security agreements, documents and instruments delivered in connection with the Common Terms Agreement; and

(n) each other document designated as a Financing Document by Sabine Liquefaction and each Secured Debt Holder Group Representative.

“Fiscal Quarter” means each three-month period commencing on January 1, April 1, July 1 and October 1 of any Fiscal Year and ending on the next March 31, June 30, September 30 and December 31, respectively.

“Fiscal Year” means any period of 12 consecutive calendar months beginning on January 1 and ending on December 31 of each calendar year.

“Fitch” means Fitch Ratings, Ltd.

“FOB Sale and Purchase Agreements” means, collectively, the BG FOB Sale and Purchase Agreement, the GN FOB Sale and Purchase Agreement, the KoGas FOB Sale and Purchase Agreement, the GAIL FOB Sale and Purchase Agreement, the Total FOB Sale and Purchase Agreement and the Centrica FOB Sale and Purchase Agreement; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “FOB Sale and Purchase Agreements” means, collectively, the BG FOB Sale and Purchase Agreement, the GN FOB Sale and Purchase Agreement, the KoGas FOB Sale and Purchase Agreement and the GAIL FOB Sale and Purchase Agreement, the Total FOB Sale and Purchase Agreement and the Centrica FOB Sale and Purchase Agreement and any replacements thereof entered into with the required approval of the Required Secured Parties.

“Force Majeure Event” means the occurrence of a Force Majeure event under any of the Facility LNG Sale and Purchase Agreements.

“Fundamental Decision” means:

(a) Modifying the application of funds provisions of the Accounts Agreement described under “—Summary Description of Principal Finance Documents—Pre-Completion Account Flows” and “—Post-Completion Account Flows,” other than the provisions described under “—Summary Description of Principal Finance Documents—Project Accounts—Pre-Completion Account Flows—Insurance/Condemnation Proceeds Account” and “—Summary Description of Principal Finance Documents Project Accounts—Post-Completion Account Flows—Insurance/Condemnation Proceeds Account,” and defined terms used therein;

(b) Modifying any of the provisions of the Common Terms Agreement described under “Description of Principal Project Documents—Common Terms Agreement—Additional Secured Debt—CTA Working Capital Debt,” “Description of Principal Project Documents—Common Terms Agreement—Additional Secured Debt—Replacement Debt,” or under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—Restrictions on Indebtedness” in this prospectus, governing the incurrence by Sabine Liquefaction of Working Capital Debt and Replacement Debt;

(c) Modifying any of the conditions for the making of Restricted Payments under the Common Terms Agreement as described under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—Restricted Payments” in this prospectus;

(d) Modifying any of the provisions of the Common Terms Agreement described under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—Limitation on Liens” in this prospectus, or the granting clauses of the Security Agreement or the Pledge Agreement or any other provision of the Financing Documents governing the granting of or priority of the Liens over the Security;

(e) Modifying any of the provisions of the Common Terms Agreement described under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants Fundamental Changes” in this prospectus; and

(f) Modifying the definition of “Project Completion Date” as set out in the Common Terms Agreement.

“Fundamental Government Approvals” the approvals and permits issued by FERC and DOE/FE as set forth on Schedule 4.6(a) of the Common Terms Agreement, and, when obtained, the approvals and permits issued by FERC and DOE/FE as set forth on Schedule 4.6(b) of the Common Terms Agreement.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“GAIL” means GAIL (India) Limited.

“GAIL DFCD Deadline” means the date that is sixty (60) days prior to the date upon which GAIL would have the right to terminate the GAIL FOB Sale and Purchase Agreement for any failure to achieve the Date of First Commercial Delivery (as defined in the GAIL FOB Sale and Purchase Agreement) by such date, as extended by any waivers, modifications or amendments to the GAIL FOB Sale and Purchase Agreement, but without giving effect to cure rights under any Consent between the Common Security Trustee and GAIL.

“GAIL FOB Sale and Purchase Agreement” means the LNG Sale and Purchase Agreement (FOB), dated December 11, 2011, between Sabine Liquefaction and GAIL, as amended from time to time, and, subject to the provisions of clauses (6) and (8) under the caption “—Events of Default and Remedies—Events of Default,” any replacements thereof entered into with the required approval of the Required Secured Parties or, at any time when there is no Secured Bank Debt outstanding, any replacements thereof meeting the requirements of the covenant described under the caption “—Covenants Applicable to the Notes—LNG Sales Contracts.”

“Gas” means any hydrocarbon or mixture of hydrocarbons consisting predominantly of methane which is in a gaseous state.

“Gas Hedge Provider” means any party (other than the Loan Parties or any of their Affiliates) that is a party to a Permitted Hedging Agreement described in clause (b) of the definition thereof that is secured by a Security in the Collateral pursuant to the Security Documents.

“Gas Hedge Termination Value” means the amount of any termination payment owed by Sabine Liquefaction to a Gas Hedge Provider under a Secured Gas Hedge Instrument, or to any other counterparty under a Gas hedge agreement that is not a Secured Gas Hedge Instrument, in either case upon the termination of the Secured Gas Hedge Instrument or such other Gas hedge agreement that is not a Secured Gas Hedge Instrument as a result of a party’s default thereunder.

“General Partner” means Cheniere Energy Partners GP, LLC.

“GN” means Gas Natural Aprovisionamientos SDG S.A.

“GN DFCD Deadline” means the date that is 60 days prior to the date upon which GN would have the right to terminate the GN FOB Sale and Purchase Agreement for any failure to achieve the Date of First Commercial Delivery (as defined in the GN FOB Sale and Purchase Agreement) by such date, without giving effect to cure rights under any Consent.

“GN FOB Sale and Purchase Agreement” means the LNG Sale and Purchase Agreement (FOB), dated November 21, 2011, between Sabine Liquefaction and GN, as amended from time to time, and, subject to the provisions of clauses (6) and (8) under the caption “—Events of Default and Remedies—Events of Default,” any replacements thereof entered into with the required approval of the Required Secured Parties or, at any time when there is no Secured Bank Debt outstanding, any replacements thereof meeting the requirements of the covenant described under the caption “—Covenants Applicable to the Notes—LNG Sales Contracts,

“Government Approval” means (a) any authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, waiver, exemption, filing, variance, claim, order, judgment or decree of, by or with, (b) any required notice to, (c) any declaration of or with or (d) any registration by or with, any Government Authority.

“Government Authority” means any supra-national, federal, state or local government or political subdivision thereof or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and having jurisdiction over the Person or matters in question.

“Government Rule” means any statute, law, regulation, ordinance, rule, judgment, order, decree, directive, requirement of, or other governmental restriction or any similar binding form of decision of or determination by, or any interpretation or administration of any of the foregoing by, any Government Authority, including all common law, which is applicable to any Person, whether now or hereafter in effect.

“Government Securities” means securities that are direct obligations of, or obligations guaranteed by, the United States of America for the timely payment of which its full faith and credit is pledged.

“Guarantee” means a guarantee, an endorsement, a contingent agreement to purchase or to furnish funds for the payment or maintenance of, or otherwise to be or become contingently liable under or with respect to, the Indebtedness, other obligations, net worth, working capital or earnings of any Person, or a guarantee of the payment of dividends or other distributions upon the stock or equity interests of any Person, or an agreement to purchase, sell or lease (as lessee or lessor) Property of any Person, products, materials, supplies or services primarily for the purpose of enabling a debtor to make payment of his, her or its obligations or an agreement to assure a creditor against loss, and including causing a bank or other financial institution to issue a letter of credit or other similar instrument for the benefit of another Person, but excluding (a) endorsements for collection or deposit in the ordinary course of business and (b) customary non-financial indemnity or hold harmless provisions included in contracts entered into in the ordinary course of business. The terms “Guarantee” and “Guaranteed” used as verbs shall have correlative meanings.

“Guaranteed Substantial Completion Date” means the “Guaranteed Substantial Completion Date” or any equivalent term, with respect to each Train, as defined in the applicable EPC Contract.

“Guarantors” means each Subsidiary of Sabine Liquefaction that executes a Note Guarantee in accordance with the provisions of the indenture, and each such Person’s respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedge Termination Value” means, in respect of any Interest Rate Protection Agreement, after taking into account the effect of any legally enforceable netting agreement to which Sabine Liquefaction is a party relating to such Interest Rate Protection Agreement, for any date on or after the date such Interest Rate Protection Agreement has been closed out and termination value determined in accordance therewith, such termination value.

“Hedging Agreement” means any agreement in respect of any interest rate, swap, forward rate transaction, commodity swap, commodity option, commodity future, interest rate option, interest or commodity cap, interest or commodity collar transaction, currency swap agreement, currency future or option contract, or other similar agreements (other than the Term Loan A Credit Agreement); provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Hedging Agreement” means any agreement in respect of any interest rate, swap, forward rate transaction, commodity swap, commodity option, commodity future, interest rate option, interest or commodity cap, interest or commodity collar transaction, currency swap agreement, currency future or option contract, or other similar agreements (other than the Credit Agreements).

“Holders” of Senior Debt shall be determined by reference to provisions of the relevant Senior Debt Instrument or Secured Hedge Instrument, as applicable, setting forth who shall be deemed to be lenders, holders, or owners of the Senior Debt governed thereby.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $5,000,000 and whose total revenues for the most recent 12-month period do not exceed $5,000,000.

“Impairment” means, with respect to any Government Approval;

(a) the rescission, revocation, staying, withdrawal, early termination, cancellation, repeal or invalidity thereof or otherwise ceasing to be in full force and effect;

(b) the suspension or injunction thereof; or

(c) the inability to satisfy in a timely manner stated conditions to effectiveness or amendment, modification or supplementation thereof in whole or in part. The verb “Impair” shall have a correlative meaning.

“In-Service Date” means (a) with respect to Train One and Train Two, the date when the Independent Engineer shall have certified in writing to the Indenture Trustee that Ready for Startup and Substantial Completion (as defined in the Train One and Train Two EPC Contract) of such Train has occurred and (b) with respect to the EPC Contract with respect to any other Train, the date when the Independent Engineer shall have certified in writing to the Indenture Trustee that “substantial completion” (based on the corresponding defined term in such EPC Contract) of such Train has occurred.

“Indebtedness” of any Person means without duplication:

(a) all obligations of such Person for borrowed money or in respect of deposits or advances of any kind;

(b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements, or similar instruments;

(c) all obligations of such Person upon which interest charges are customarily paid;

(d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or are otherwise limited in recourse);

(e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed;

(g) all Guarantees by such Person of Indebtedness of others;

(h) all Capital Lease Obligations of such Person;

(i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit (including standby and commercial), bank guaranties, surety bonds, letters of guaranty and similar instruments;

(j) all obligations of such Person in respect of any Hedging Agreement;

(k) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances; and

(l) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interests of such Person or any other Person or any warrants, rights or options to acquire such Equity Interests, valued, in the case of redeemable preferred interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends.

The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indenture” means an indenture providing for the issuance of one or more series of debt securities by Sabine Liquefaction.

“Independent Engineer” means Lummus Consultants International, Inc. (f/k/a Shaw Consultants International, Inc.) and any replacement thereof appointed by the Required Secured Parties and, if no CTA Event of Default shall then be occurring, after consultation with Sabine Liquefaction.

“Initial Quarterly Payment Date” means the first March 31, June 30, September 30 or December 31 to occur at least three calendar months following the earlier to occur of (i) the Project Completion Date and (ii) the date upon which all of the Construction/Term Loan Commitments have been utilized or terminated; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Initial Quarterly Payment Date” means the earlier of (A) the first March 31, June 30, September 30 or December 31 to occur at least three (3) calendar months following the Project Completion Date and (B) September 30, 2018.

“Initial Senior Secured Debt Closing Date” means July 31, 2012.

“Initiating Percentage” means the Designated Voting Parties representing the following:

(a) Except as otherwise provided in clause (b), the Majority Secured Debt Participants.

(b) In the case of any CTA Event of Default specified in (i) clause (1) thereof (other than for non-payment of amounts that become or are declared due and payable upon acceleration solely as a result of an CTA Event of Default other than clause (1) thereof), 25% of the Aggregate Secured Debt; and (ii) clause (7) thereof with respect to Sabine Liquefaction, (x) none or any percentage of Total Votes for purposes of any action referred to in clauses (ii)(a) or clause (ii)(b) of the fourth paragraph under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Enforcement of Security Interests—Election to Pursue Remedies” and (y) 25% of the Aggregate Secured Debt for purposes of any action referred to in clause (ii)(c) of the fourth paragraph under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Enforcement of Security Interests—Election to Pursue Remedies.”

“Insurance Advisor” means Aon Risk Services and any replacement thereof appointed by the Required Secured Parties and, if no CTA Event of Default shall then be occurring, after consultation with Sabine Liquefaction.

“Insurance Proceeds” means all proceeds of any insurance policies required pursuant to the Common Terms Agreement or otherwise obtained with respect to Sabine Liquefaction or the Project that are paid or payable to or for the account of Sabine Liquefaction as loss payee (other than Business Interruption Insurance Proceeds and proceeds of insurance policies relating to third party liability).

“Insurance/Condemnation Proceeds Account” means the Insurance/Condemnation Proceeds Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Intercreditor Agent” means Société Générale or any successor to it, appointed pursuant to the terms of the Intercreditor Agreement.

“Intercreditor Agreement” means the Second Amended and Restated Intercreditor Agreement, dated as of June 30, 2015, among the Secured Bank Debt Holders, each other Secured Debt Holder Group Representative party thereto, the Secured Hedge Representatives, the Secured Gas Hedge Representatives, the Common Security Trustee and the Intercreditor Agent, as amended from time to time.

“Intercreditor Vote” means, at any time, a vote conducted in accordance with the procedures set forth in the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Voting and Decision-Making” among the Designated Voting Parties entitled to vote with respect to the particular decision at issue at such time.

“Interest Rate Protection Agreements” means each interest rate swap, collar, put, or cap, or other interest rate protection arrangement between Sabine Liquefaction and a Qualified Counterparty entered into in accordance with the covenant described under “—Covenants Applicable to the Notes—Hedging Arrangements;” provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Interest Rate Protection Agreements” means each interest rate swap, collar, put, or cap, or other interest rate protection arrangement between Sabine Liquefaction and a Qualified Counterparty entered into in accordance with the covenant described under the heading “Description of Principal Project Documents—Common Terms Agreement—Certain Covenants—Interest Rate Protection Agreements” in this prospectus and is substantially in the form attached as Exhibit C to the Common Terms Agreement and excluding any such interest rate protection arrangement that is transferred or novated by Sabine Liquefaction pursuant to the Common Terms Agreement.

“International LNG Terminal Standards” means to the extent not inconsistent with the express requirements of the Common Terms Agreement, the international standards and practices applicable to the design, construction, equipment, operation or maintenance of LNG receiving, exporting, liquefaction and regasification terminals, established by the following (such standards to apply in the following order of priority): (i) a Government Authority having jurisdiction over Sabine Liquefaction, (ii) the Society of International Gas Tanker and Terminal Operators (“SIGTTO”) (or any successor body of the same) and (iii) any other internationally recognized non -governmental agency or organization with whose standards and practices it is customary for reasonable and prudent operators of LNG receiving, exporting, liquefaction and regasification terminals to comply. In the event of a conflict between any of the priorities noted above, the priority with the lowest Roman numeral noted above shall prevail.

“International LNG Vessel Standards” means to the extent not inconsistent with the express requirements of the Common Terms Agreement, the international standards and practices applicable to the ownership, design, equipment, operation or maintenance of LNG vessels established by: (i) the International Maritime Organization, (ii) the Oil Companies International Marine Forum, (iii) SIGTTO (or any successor body of the same), (iv) the International Navigation Association, (v) the International Association of Classification Societies, and (vi) any other internationally recognized agency or non-governmental organization with whose standards and practices it is customary for reasonable and prudent operators of LNG vessels to comply. In the event of a conflict between any of the priorities noted above, the priority with the lowest Roman numeral noted above shall prevail.

“Investment” means, for any Person:

(a) the acquisition (whether for cash, Property of such Person, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person or any agreement to make any such acquisition (including any “short sale” or any other sale of any securities at a time when such securities are not owned by the Person entering into such sale);

(b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of Property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such Property to such Person, but excluding any such advance, loan or extension of credit having a term not exceeding 90 days representing the purchase price of inventory or supplies sold in the ordinary course of business); and

(c) the entering into of any Guarantee of, or other contingent obligation (other than an indemnity which is not a Guarantee) with respect to, Indebtedness or other liability of any other Person;

provided, that Investment shall not include amounts deposited pursuant to the escrow agreement entered with respect to disputed amounts under any EPC Contract.

“Investment Grade Issue Rating” means Baa3 or better by Moody’s, BBB- or better by Fitch, BBB- or better by S&P or, if any of such entities cease to rate the notes for reasons outside of the control of Sabine Liquefaction, the equivalent investment grade credit rating from any other Acceptable Rating Agency selected by Sabine Liquefaction as a replacement agency.

“Investment Grade Rating” means Baa3 or better by Moody’s, BBB- or better by Fitch, BBB- or better by S&P or the equivalent investment grade credit rating from any other Acceptable Rating Agency.

“Joint Lead Arranger Fee Letters” means (i) the Fee Letter, dated as of July 11, 2012, between The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sabine Liquefaction, (ii) the Fee Letter, dated as of July 11, 2012, between Union Bank, N.A. and Sabine Liquefaction, (iii) the Fee Letter, dated as of July 11, 2012, between Crédit Agricole Corporate and Investment Bank and Sabine Liquefaction, (iv) the Upfront Fee Letter, dated as of July 11, 2012, between Credit Suisse AG, Cayman Islands Branch and Sabine Liquefaction, (v) the Structuring Fee Letter, dated as of July 11, 2012, between Credit Suisse Securities (USA) LLC and Sabine Liquefaction, (vi) the Fee Letter, dated as of July 11, 2012, between HSBC Securities (USA), Inc. and Sabine Liquefaction, (vii) the Fee Letter, dated as of July 11, 2012, between J.P. Morgan Securities LLC and Sabine Liquefaction, (viii) the Fee Letter, dated as of July 11, 2012, between Morgan Stanley Senior Funding, Inc. and Sabine Liquefaction, (ix) the Fee Letter, dated as of July 11, 2012, between Royal Bank of Canada and Sabine Liquefaction, (x) the Fee Letter, dated as of July 11, 2012, between SG Americas Securities, LLC and Sabine Liquefaction, (xi) the Underwriting Fee Letter, dated as of July 11, 2012, between Deutsche Bank Trust Company Americas and Sabine Liquefaction, (xii) the Structuring Fee Letter, dated as of July 11, 2012, between Deutsche Bank Securities Inc. and Sabine Liquefaction, (xiii) the Swap Coordination Fee Letter, dated as of July 11, 2012, between Deutsche Bank Securities Inc. and Sabine Liquefaction, and (xi) the Fee Letter, dated as of July 11, 2012, between Standard Chartered Bank and Sabine Liquefaction; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Joint Lead Arranger Fee Letters” means (i) the Fee Letter, dated as of June 30, 2015, between ABN Amro Capital USA LLC and Sabine Liquefaction, (ii) the Fee Letter, dated as of June 30, 2015, between Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and Sabine Liquefaction, (iii) the Fee Letter, dated as of June 30, 2015, between BBVA Securities Inc. and Sabine Liquefaction, (iv) the Fee Letter, dated as of June 30, 2015, between Banco Santander, S.A. and Sabine Liquefaction, (v) the Fee Letter, dated as of June 30, 2015, between Bank of America, N.A. and Sabine Liquefaction, (vi) the Fee Letter, dated as of June 30, 2015, between The Bank of Nova Scotia and Sabine Liquefaction, (vii) the Fee Letter, dated as of June 30, 2015, between The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Sabine Liquefaction, (viii) the Fee Letter, dated as of June 30, 2015, between CaixaBank S.A. and Sabine Liquefaction, (ix) the Fee Letter, dated as of June 30, 2015, between Crédit Industriel et Commercial and Sabine Liquefaction, (x) the Fee Letter, dated as of June 30, 2015, between Crédit Agricole Corporate and Investment Bank and Sabine Liquefaction, (xi) the Fee Letter, dated as of June 30, 2015, between Credit Suisse AG, Cayman Islands Branch and Sabine Liquefaction, (xii) the Fee Letter, dated as of June 30, 2015, between Goldman Sachs Bank USA and Sabine Liquefaction, (xiii) the Fee Letters, dated as of June 30, 2015, between HSBC Bank USA, National Association and Sabine Liquefaction, (xiv) the Fee Letter, dated as of June 30, 2015, between Industrial and Commercial Bank of China Limited, New York Branch and Sabine Liquefaction, (xv) the Fee Letter, dated as of June 30, 2015, between ING Capital LLC and Sabine Liquefaction, (xvi) the Fee Letter, dated as of June 30, 2015, between Intesa Sanpaolo S.P.A., New York Branch and Sabine Liquefaction, (xvii) the Fee Letter, dated as of June 30, 2015, between JPMorgan Chase Bank, N.A. and Sabine Liquefaction, (xviii) the Fee Letter, dated as of June 30, 2015, between Landesbank Baden-Württemberg, New York Branch and Sabine Liquefaction, (xix) the Fee Letter, dated as of June 30, 2015, between Lloyds Bank plc and Sabine Liquefaction, (xx) the Fee Letter, dated as of June 30, 2015, between Mizuho Bank, Ltd. and Sabine Liquefaction, (xxi) the Fee Letter, dated as of June 30, 2015, between Morgan Stanley Senior Funding, Inc. and Sabine Liquefaction, (xxii) the Fee Letter, dated as of June 30, 2015, between Morgan Stanley Bank, N.A. and Sabine Liquefaction, (xxiii) the Fee Letter, dated as of June 30, 2015, between Royal Bank of Canada and Sabine Liquefaction, (xxiv) the Fee Letter, dated as of June 30, 2015, between Santander Bank, N.A. and Sabine Liquefaction, (xxv) the Fee Letter, dated as of June 30, 2015, between Société Générale and Sabine Liquefaction, and (xxvi) the Fee Letter, dated as of June 30, 2015, between Sumitomo Mitsui Banking Corporation and Sabine Liquefaction.

“KEXIM” means The Export-Import Bank of Korea, an official export credit agency incorporated by the Export-Import Bank of Korea Act as amended on July 25, 2011, duly organized and existing under the laws of the Republic of Korea.

“KEXIM Covered Decision” means any Modification of certain provisions of the KEXIM Covered Facility Agreement relating to the KEXIM Guarantee.

“KEXIM Covered Facility Agreement” means the facility agreement dated June 30, 2015 by and among Sabine Liquefaction, the KEXIM Facility Agent, the Common Security Trustee, KEXIM and the lenders from time to time party thereto.

“KEXIM Covered Facility Debt” means Indebtedness incurred by Sabine Liquefaction in the aggregate amount of up to $330,000,000 pursuant to the KEXIM Covered Facility Agreement comprised of KEXIM Covered Facility Loans.

“KEXIM Covered Facility Loans” means loans made to Sabine Liquefaction in an aggregate amount of up to $330,000,000 pursuant to the terms of the KEXIM Covered Facility Agreement.

“KEXIM Direct Facility Agreement” means the facility agreement dated as of June 30, 2015, by and among Sabine Liquefaction, the KEXIM Facility Agent, the Common Security Trustee and KEXIM.

“KEXIM Direct Facility Debt” means Indebtedness incurred by Sabine Liquefaction in the aggregate amount of up to $420,000,000 pursuant to the KEXIM Direct Facility Agreement comprised of KEXIM Direct Facility Loans.

“KEXIM Direct Facility Loans” means loans made to Sabine Liquefaction in an aggregate amount of up $420,000,000 pursuant to the terms of the KEXIM Direct Facility Agreement.

“KEXIM Facility Agent” means Shinhan Bank, New York Branch, not in its individual capacity, but solely as agent for KEXIM under the KEXIM Direct Facility Agreement and the KEXIM Covered Facility Agreement.

“KEXIM Facility Agent Fee Letter” means the fee letter, dated June 30, 2015, between Sabine Liquefaction and the KEXIM Facility Agent with respect to payment of agency fees.

“KEXIM Guarantee” means the guarantee dated as of June 30, 2015, given by KEXIM in favor of the KEXIM Covered Lenders in relation to amounts outstanding under the KEXIM Covered Facility Agreement.

“KoGas” means Korea Gas Corporation.

“KoGas FOB Sale and Purchase Agreement” means the LNG Sale and Purchase Agreement (FOB), dated January 30, 2012, between Sabine Liquefaction and KoGas, as amended from time to time and, subject to the provisions of clauses (6) and (8) under the caption “—Events of Default and Remedies—Events of Default,” any replacements thereof entered into with the required approval of the Required Secured Parties or, at any time when there is no Secured Bank Debt outstanding, any replacements thereof meeting the requirements of the covenant described under the caption “—Covenants Applicable to the Notes—LNG Sales Contracts.”

“KoGas Termination Trigger Event” means the termination of the KoGas FOB Sale and Purchase Agreement due to any reason other than (a) a breach or a violation by KoGas of its (or its Affiliates’) obligations under the KoGas FOB Sale and Purchase Agreement, or (b) a unilateral repudiation by KoGas of the KoGas FOB Sale and Purchase Agreement or any assertion by KoGas that the KoGas FOB Sale and Purchase Agreement is void, illegal, or unenforceable for any reason other than an act or omission by Sabine Liquefaction or its Affiliates.

“Korean Entity” means (a) a legal entity, not being a Subsidiary of another legal entity, that is domiciled in, or organized and existing under the laws of, the Republic of Korea or is a Government Authority of the Republic of Korea; or (b) an entity that is, or is a Subsidiary of, or Affiliate of another legal entity which is a Subsidiary of a legal entity referred to in clause (a) above.

“KSURE” means Korea Trade Insurance Corporation, a governmental financial institution of the Government of the Republic of Korea.

“KSURE Acceptance Letter” means an acceptance certificate whereby KSURE confirms that the KSURE Insurance Policy will be issued by KSURE and take effect, subject to the General Terms and Conditions and the Special Terms and Conditions, upon KSURE’s receipt of the KSURE Premium.

“KSURE Covered Decision” means any Modification of certain provisions of the KSURE Covered Facility Agreement relating to the KSURE Insurance Policy.

“KSURE Covered Facility Agent” means The Korea Development Bank, New York Branch, not in its individual capacity, but solely as agent for the KSURE Covered Facility Lenders under the KSURE Covered Facility Agreement.

“KSURE Covered Facility Agreement” means the amended and restated facility agreement dated June 30, 2015, by and among Sabine Liquefaction, the KSURE Covered Facility Agent, the Common Security Trustee and the lenders party thereto.

“KSURE Covered Facility Debt” means Indebtedness incurred by Sabine Liquefaction in the aggregate amount of up to $750,000,000 pursuant to the KSURE Covered Facility Agreement comprised of KSURE Covered Facility Loans.

“KSURE Covered Facility Fee Letter” means the fee letter, dated June 30, 2015, between Sabine Liquefaction and the KSURE Covered Facility Agent with respect to, among other things, the payment of agency fees.

“KSURE Covered Facility Loans” means loans made to Sabine Liquefaction in an aggregate amount of up to $750,000,000 pursuant to the terms of the KSURE Covered Facility Agreement.

“KSURE Insurance” means, collectively (i) the KSURE Insurance Policy, (ii) the general terms and conditions (the “General Terms and Conditions”) of medium- and long-term export insurance (buyer credit, syndicated loan, standard) of KSURE, (iii) the special terms and conditions (the “Special Terms and Conditions”) entered into between KSURE and the KSURE Covered Facility Agent (acting on behalf and for the benefit of the KSURE Covered Facility Lenders), and (iv) the KSURE Acceptance Letter.

“KSURE Insurance Policy” means the insurance policy for overseas business credit insurance, providing political and commercial coverage for 100% of the aggregate KSURE Covered Facility Commitment, to be issued by KSURE in favor of the KSURE Covered Facility Agent (acting on behalf and for the benefit of the KSURE Covered Facility Lenders).

“KSURE Premium” has the meaning set forth in the KSURE Covered Facility Agreement.

“Lease Agreements” means:

(a) that certain real property lease agreement between Crain Lands, LLC, as lessor, and Sabine Liquefaction, as lessee, dated December 5, 2011, covering approximately 80 acres of the Site; and

(b) that certain real property lease agreement between Crain Lands, LLC, as lessor, and Sabine Liquefaction, as lessee, dated November 1, 2011, covering approximately 80 acres of the Site, both as may be amended or supplemented from time to time.

“Lien” means, with respect to any Property (including, without limitation, the Project) of any Person, any mortgage, pledge, hypothecation, assignment, encumbrance, bailment, lien, privilege or other security interest, including any sale-leaseback arrangement, any conditional sale, other title retention agreement, tax lien, lien (statutory or otherwise), easement or right of way in respect of such Property of such Person. For purposes of the Financing Documents, a Person shall be deemed to own subject to a Lien any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement (other than an operating lease) relating to such Property.

“LNG” means Gas in a liquid state at or below its boiling point at a pressure of approximately one atmosphere.

“Loan Parties” means Sabine Liquefaction and the Pledgor.

“Majority Aggregate Other Secured Debt Participants” means, at any time with respect to any decision, the Designated Voting Parties under any one or more Secured Debt Instruments that constitute all or part of the Other Secured Debt that, when their allotted votes are cast pursuant to the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Voting and Decision-Making,” exceed 50% of the votes eligible to be cast by such Designated Voting Parties regarding such decision; provided, however, that a Modification that has been the subject of a Rating Affirmation shall be deemed to have been approved by votes cast pursuant to the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement Voting and Decision-Making,” exceeding 50% of the votes eligible to be cast by such Designated Voting Parties regarding the Modification that has been the subject of such Rating Affirmation.

“Majority Aggregate Secured Bank Debt Participants” means, at any time with respect to any decision, the Designated Voting Parties under any one or more Secured Debt Instruments that constitute all or part of the Aggregate Secured Bank Debt that, when their allotted votes are cast pursuant to the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Voting and Decision-Making,” exceed 50% of the votes eligible to be cast by such Designated Voting Parties regarding such decision.

“Majority Aggregate Secured Credit Facilities Debt Participants” means, at any time with respect to any decision, the Designated Voting Parties under any one or more Secured Debt Instruments that constitute all or part of the Aggregate Secured Credit Facilities Debt that, when their allotted votes are cast in accordance with the Intercreditor Agreement, exceed 50% of the votes eligible to be cast by such Designated Voting Parties regarding such decision, with such votes calculated as provided in the Intercreditor Agreement.

“Majority Secured Debt Participants” means, at any time with respect to any relevant decision, the Designated Voting Parties under any one or more Secured Debt Instruments that, when their allotted votes are cast pursuant to the Intercreditor Agreement as described under “—Common Terms Agreement and the Intercreditor Agreement—Voting and Decision-Making,” exceed 50% of the votes eligible to be cast by all Designated Voting Parties regarding such decision; provided, however, that a Modification that has been the subject of a Rating Affirmation shall be deemed to have been approved by votes cast pursuant to the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents —Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Voting and Decision-Making,” exceeding 50% of the votes eligible to be cast by such Designated Voting Parties regarding the Modification that has been the subject of such Rating Affirmation.

“Majority Aggregate Secured ECA Debt Participants” means, at any time with respect to any decision, the Designated Voting Parties under any one or more Secured Debt Instruments that constitute all or part of the Aggregate Secured ECA Debt that, when their allotted votes are cast pursuant to the Intercreditor Agreement, exceed 50% of the votes eligible to be cast by such Designated Voting Parties regarding such decision.

“Management Services Agreement” means the Management Services Agreement, dated as of May 14, 2012, between Sabine Liquefaction and Cheniere LNG Terminals, Inc., as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Management Services Agreement” means the Management Services Agreement, dated as of May 14, 2012, between Sabine Liquefaction and Cheniere LNG Terminals, Inc.

“Manager” means Cheniere LNG Terminals, Inc., a Delaware corporation.

“Market Consultant” means Wood Mackenzie Limited and any replacement thereof appointed by the Required Secured Parties and, if no CTA Event of Default shall then be occurring, after consultation with Sabine Liquefaction.

“Material Adverse Effect” means an act, event or condition which materially impairs (a) the business, financial condition, or operations of Sabine Liquefaction or the Project, (b) the ability of Sabine Liquefaction to perform its material obligations under any Financing Document or Material Project Document to which it is a party, (c) the validity and enforceability of any Material Project Document or any Financing Document or the rights or remedies of each Secured Debt Holder thereunder or (d) the security interests of the Secured Parties; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Material Adverse Effect” means an act, event or condition which materially impairs (a) the business, financial condition, or operations of Sabine Liquefaction or the Project, (b) the ability of Sabine Liquefaction to perform its material obligations under any Financing Document or Material Project Document to which it is a party, (c) the expected revenues of Sabine Liquefaction under the FOB Sale and Purchase Agreements, (d) the validity and enforceability of any Material Project Document or any Financing Document or the rights or remedies of each Secured Debt Holder thereunder or (e) the security interests of the Secured Parties.

“Material Project Document” means:

(a) the Train One and Train Two EPC Contract, the Train Three and Train Four EPC Contract and related parent guarantees;

(b) the FOB Sale and Purchase Agreements and related parent guarantees;

(c) the Sabine Liquefaction TUA;

(d) the Pipeline Transportation Agreements;

(e) the Terminal Use Rights Assignment and Agreement;

(f) the Cooperation Agreement;

(g) the Real Property Documents;

(h) the Precedent Agreements;

(i) the ConocoPhillips License Agreements;

(j) the Water Agreement;

(k) any Additional Material Project Document;

(l) if Sabine Liquefaction incurs Expansion Debt in respect of Train Five or Train Six pursuant, as applicable, to clause (a) of the definition of Permitted Indebtedness, any Train Five LNG Sales Agreement or any Train Six LNG Sales Agreements, as applicable, and with respect to Train Five or Train Six any agreement or license having substantially the same purpose as the Material Project Documents set forth in clauses (a) and (i) above in this definition; and

(m) any agreement replacing or in substitution of any of the foregoing;

provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Material Project Documents” means:

(a) the EPC Contracts and related parent guarantee;

(b) the FOB Sale and Purchase Agreements and related parent guarantees;

(c) the Management Services Agreement;

(d) the O&M Agreement;

(e) the Sabine Liquefaction TUA;

(f) the Pipeline Transportation Agreement;

(g) the Terminal Use Rights Assignment and Agreement;

(h) the Cooperation Agreement;

(i) the Real Property Documents;

(j) the Precedent Agreement;

(k) the ConocoPhillips License Agreement;

(l) the Total Agreements;

(m) the Water Agreement;

(n) the CMI LNG Sale and Purchase Agreement;

(o) any Additional Material Project Document; and

(p) any agreement replacing or in substitution of any of the foregoing; provided that, subject to clause (c) in the definition of Additional Material Project Document, no Train Five and Train Six LNG Sales Agreement constitutes a Material Project Document.

“Material Project Party” means each party to a Material Project Document (other than Sabine Liquefaction) and each guarantor or provider of security or credit support in respect thereof.

“Mechanics’ Liens” means carriers’, warehousemen’s, laborers’, mechanics’, workmen’s, materialmen’s, repairmen’s, construction or other like statutory Liens.

“Modification” means, with respect to any Financing Document, any amendment, supplement, Waiver or other modification of the terms and provisions thereof and the term “Modify” shall have a corresponding meaning.

“Monthly Amount” means (a) on a Monthly Date that is two months prior to the next Quarterly Payment Date, one-third, (b) on a Monthly Date that is one month prior to the next Quarterly Payment Date, two-thirds, and (c) on a Monthly Date that is also a Quarterly Payment Date (or is less than one month prior to the next Quarterly Payment Date) 100%, in each case of the payment amounts that are subject to this calculation; provided, that the Monthly Amount shall be allocated pro rata for each Monthly Date from and after the Project Completion Date until and including the Initial Quarterly Payment Date based upon the number of Monthly Dates that will occur during such period; provided, further that (i) the Monthly Amount in respect of any interest that is due more frequently than quarterly and which is accruing on any applicable outstanding principal amount of the Senior Debt shall be an amount equal to a fraction, the numerator of which is the number of months that have elapsed since the end of the immediately preceding interest period on which date such interest was paid and the denominator of which is the number of months in the interest period commencing on such date that is at the end of such immediately preceding interest period and ending on the date on which such interest is due and (ii) the Monthly Amount in respect of any interest that is due less frequently than quarterly and which is accruing on any applicable outstanding principal amount of the Senior Debt shall be an amount equal to a fraction, the numerator of which is the number of months that have elapsed since the end of the immediately preceding interest period on which date such interest was paid and the denominator of which is the number of months in the interest period commencing on such date that is at the end of such immediately preceding interest period and ending on the date on which such interest is due.

“Monthly Date” means the last Business Day of each calendar month.

“Monthly Sales Charges” with respect to any of the FOB Sale and Purchase Agreements, has the meaning set forth in such FOB Sale and Purchase Agreement.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means the Amended and Restated Multiple Indebtedness Mortgage, Assignment of Leases and Rents and Security Agreement, dated July 28, 2012, and effective July 31, 2012, from Sabine Liquefaction to the Common Security Trustee; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Mortgage” means, collectively, (i) the Third Amended and Restated Multiple Indebtedness Mortgage, Assignment of Leases and Rents and Security Agreement, dated June 30, 2015, from Sabine Liquefaction to the Common Security Trustee and (ii) the Multiple Indebtedness Mortgage, Assignment of Leases and Rents and Security Agreement, dated as of June 30, 2015, from Sabine Liquefaction to the Common Security Trustee.

“Mortgaged Property” has the meaning ascribed to such term in the Mortgage.

“Net Cash Proceeds” means in connection with any asset disposition, the aggregate cash proceeds received by Sabine Liquefaction or any of its Restricted Subsidiaries in respect of any asset disposition (including any cash received upon the sale or other disposition of any non-cash consideration received in any asset disposition), net of the direct costs relating to such asset disposition and payments made to retire Indebtedness (other than the Obligations) required to be repaid in connection therewith, including legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of such asset disposition, taxes paid or payable as a result of such asset disposition, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts reserved for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Net Loss Proceeds” means Insurance Proceeds, Condemnation Proceeds and all Performance Liquidated Damages.

“NGA” means the United States Natural Gas Act of 1938, as heretofore and hereafter amended, and codified 15 U.S.C. §717 et seq.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Sabine Liquefaction nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Sabine Liquefaction or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Notarial Assignment” means the Notarial Act of Assignment, dated July 31, 2012, by the Parent in favor of the Common Security Trustee for the benefit of the Secured Parties of (i) that certain Revolving Credit Note in the amount of $100,000,000, dated June 11, 2012, made by Sabine Liquefaction, payable to the order of the Parent, (ii) that certain Multiple Indebtedness Mortgage, Assignment of Rents and Leases, and Security Agreement, executed by Sabine Liquefaction, as mortgagor, to and in favor of the Parent, as mortgagee, dated effective June 11, 2012, and recorded in the Official Records of Cameron Parish, Louisiana on June 11, 2012, under File No. 326265, relating to that property in Cameron Parish, Louisiana described therein, and (iii) that certain UCC-1 Financing Statement filed in the Official Records of Cameron Parish, Louisiana on June 11, 2012 under File No. 12-326266.

“Note Guarantee” means the Guarantee by each Guarantor of Sabine Liquefaction’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Notes Issue Date” means the first date of original issuance of the notes under the indenture.

“O&M Agreement” means the Operation and Maintenance Agreement, dated as of May 14, 2012, between the Operator, Sabine Liquefaction and, solely for the purposes set forth therein, Cheniere LNG O&M Services, LLC, as amended from time to time.

“Obligations” means and includes all loans, advances (including, without limitation, any advance made by any Secured Party to satisfy any obligation of any Loan Party under any Transaction Document), debts, liabilities, Indebtedness and obligations of Sabine Liquefaction, howsoever arising, owed to the Secured Debt Holders, the Secured Debt Holder Group Representatives, the Holders of Secured Hedge Obligations, the Secured Hedge Representatives or any other Secured Party of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against Sabine Liquefaction of any insolvency or liquidation proceeding naming Sabine Liquefaction as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding, pursuant to the terms of the Common Terms Agreement or any of the other Financing Documents (including the Secured Hedge Instruments), including all principal, interest, fees, charges, expenses, attorneys’ fees, costs and expenses, accountants’ fees and Consultants’ fees payable by Sabine Liquefaction thereunder.

“One Hundred Percent Participants” means, at any time with respect to any decision, the Designated Voting Parties that, when their allotted votes are cast pursuant to the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Voting and Decision-Making,” equal 100% of the votes eligible to be cast regarding such decision.

“Operating Account” means the Operating Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Operating Budget” means a proposed operating plan and a budget setting forth in reasonable detail the projected requirements for Operation and Maintenance Expenses for Sabine Liquefaction and the Project for the ensuing calendar year (or, in the case of the initial Operating Budget, the remaining portion thereof).

“Operation and Maintenance Expenses” means, for any period, the sum, computed without duplication, of the following, in each case that are contemplated by the then-effective Operating Budget or are incurred in connection with any permitted exceedance thereunder pursuant to the Common Terms Agreement:

(a) for fees and costs of the Manager pursuant to the Management Services Agreement; plus

(b) expenses for operating the Project and maintaining it in good repair and operating condition payable during such period, including the ordinary course fees and costs of the Operator payable pursuant to the O&M Agreement; plus

(c) insurance costs payable during such period; plus

(d) applicable sales and excise taxes (if any) payable or reimbursable by Sabine Liquefaction during such period; plus

(e) franchise taxes payable by Sabine Liquefaction during such period; plus

(f) property taxes payable by Sabine Liquefaction during such period; plus

(g) any other direct taxes (if any) payable by Sabine Liquefaction to the taxing authority (other than any taxes imposed on or measured by income or receipts) during such period; plus

(h) costs and fees attendant to the obtaining and maintaining in effect the Government Approvals payable during such period; plus

(i) legal, accounting and other professional fees attendant to any of the foregoing items payable during such period; plus

(j) Permitted Capital Expenditures contemplated by the then-effective Operating Budget; plus

(k) all other cash expenses payable by Sabine Liquefaction in the ordinary course of business. Operation and Maintenance Expenses shall exclude any Gas Hedge Termination Value and shall exclude, to the extent included above: (i) transfers from any Account into any other Account (other than the Operating Account) during such period, (ii) payments of any kind with respect to Restricted Payments during such period, (iii) depreciation for such period, (iv) except as provided in clause (j) above, any Capital Expenditure including Permitted Capital Expenditures and (v) any payments of any kind with respect to any restoration during such period.

For purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Operation and Maintenance Expenses” shall also include the cost of purchase and transportation of natural gas consumed for LNG production.

To the extent insufficient funds are available in the Operating Account to pay any Operation and Maintenance Expenses and amounts are advanced by or on behalf of any Secured Party in accordance with the terms of the applicable Secured Debt Instrument or Secured Hedge Instrument for the payment of such Operation and Maintenance Expenses, the Obligation to repay such advances shall itself constitute an Operation and Maintenance Expense.

“Operator” means Cheniere Energy Investments, LLC, or such other Person from time to time party to the O&M Agreement as ‘Operator’.

“Original Notes Issue Date” means the first date of the original issuance of the outstanding 2021 Senior Notes under the indenture.

“Other Secured Debt” means any Secured Debt other than (a) the Secured Bank Debt and (b) any Additional Secured Debt which constitutes one or more commercial loans made pursuant to one or more credit facilities in which the lenders are primarily financial institutions engaged in the business of banking; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Other Secured Debt” means any Secured Debt other than (a) the Commercial Bank Debt, (b) the KEXIM Direct Facility Debt, (c) the KEXIM Covered Facility Debt, (d) the KSURE Covered Facility Debt and (e) any Additional Secured Debt which constitutes one or more commercial loans made pursuant to one or more credit facilities in which the lenders are primarily financial institutions engaged in the business of banking.

“Parent” means Cheniere Energy Partners, L.P., a Delaware limited partnership.

“Payment Date” means (a) the Quarterly Payment Date in respect of the 2015Term Loan A Credit Agreement, the KEXIM Direct Facility Agreement, the KEXIM Covered Facility Agreement and the KSURE Covered Facility Agreement and (b) with respect to other Secured Debt Instruments, the meaning provided therein.

“Performance Liquidated Damages” means any liquidated damages resulting from the Project’s performance which are required to be paid by the EPC Contractor or any other Material Project Party for or on account of any diminution to the performance of the Project.

“Permitted Business” means (i) the construction, operation, expansion, reconstruction, debottlenecking, improvement and maintenance of the Project or related to or using by-products of the Project, all activity reasonably necessary or undertaken in connection with the foregoing and any activities incidental or related to any of the foregoing, including, the development, construction, operation, maintenance and financing of any facilities reasonably related to the Project or related to or using by-products of the Project and (ii) the buying, selling, storing and transportation of hydrocarbons for use in connection with the Project or related to or using by-products of the Project.

“Permitted Capital Expenditures” means Capital Expenditures that:

(a) are required for compliance with Project Documents, insurance policies, Government Rules, Government Approvals and Prudent Industry Practices; or

(b) are otherwise used for the Project or for the development, construction, financing and operation of additional Trains; and

in all cases, (i) are funded by equity or Permitted Indebtedness issued by Sabine Liquefaction, (ii) are funded from the Distribution Account as provided under “—Summary Description of Principal Finance Documents Post-Completion Account Flow—Distribution Account,” (iii) are funded by insurance proceeds, each of (i), (ii) or (iii) as expressly permitted herein and the other Financing Documents and to the extent that all such sums entirely fund such Permitted Capital Expenditures, or (iv) are contemplated by the then-effective Operating Budget, and, in the case of clauses (i), (ii) or (iii), could not reasonably be expected to have a Material Adverse Effect or materially and adversely affect Sabine Liquefaction’s rights, duties, obligations or liabilities under the Sabine Liquefaction TUA.

“Permitted Completion Amount” means a sum equal to an amount certified by Sabine Liquefaction and the Independent Engineer on the Project Completion Date and approved by each of the Facility Agents (acting reasonably) as necessary to pay 150% of the Permitted Completion Costs.

“Permitted Completion Costs” means unpaid Project Costs (including Project Costs not included in the Construction Budget and Schedule delivered on the Credit Facilities Closing Date) reasonably anticipated to be required for the Project to pay all remaining costs associated with outstanding Punchlist (as defined in each of the EPC Contracts) work, retainage, fuel incentive payments, disputed amounts (to the extent such disputed amounts have not been escrowed pursuant to Section 18.4 of the applicable EPC Contract), and other costs required under each of the EPC Contracts.

“Permitted Hedging Agreement” means any of the:

(a) Interest Rate Protection Agreements; and

(b) gas hedging contracts in an amount and for a period not to exceed the amount reasonably required by the Company to comply with its obligations under the Facility LNG Sale and Purchase Agreements and its other contractual obligations, provided that for the description of the terms of the Common Terms Agreement, “Permitted Hedging Agreement” means any of the:

(a) Interest Rate Protection Agreements; and

(b) gas hedging contracts for up to a maximum of 20 Bcf of gas for a period not to exceed 90 days.

“Permitted Holder” means (i) Cheniere Energy, Inc. and its Affiliates and (ii) Blackstone and its Affiliates.

“Permitted Indebtedness” means, items (a) through (r) set forth under the caption “—Covenants Applicable to the Notes—Restrictions on Indebtedness;” provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Permitted Indebtedness” means “Permitted Indebtedness” as such term is defined in the Common Terms Agreement.

“Permitted Investments” means:

(a) any Investment in Sabine Liquefaction or in a Restricted Subsidiary of Sabine Liquefaction that is a Guarantor and that is engaged in a Permitted Business;

(b) any Investment in Cash Equivalents;

(c) any Investment by Sabine Liquefaction or any Restricted Subsidiary of Sabine Liquefaction in a Person, if as a result of such Investment:

(i) such Person becomes a Restricted Subsidiary of Sabine Liquefaction; or

(ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction;

(d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(e) any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Equity Interests that constitute Indebtedness) of Sabine Liquefaction or any of its Subsidiaries;

(f) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Sabine Liquefaction or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(g) Investments pursuant to Hedging Agreements entered into in the ordinary course of business and not for speculative purposes;

(h) advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business;

(i) loans or advances to employees made in the ordinary course of business of Sabine Liquefaction or any Restricted Subsidiary of Sabine Liquefaction in an aggregate principal amount not to exceed $2.5 million at any one time outstanding;

(j) repurchases of the notes;

(k) advances, deposits and prepayments for purchases of any assets, including any Equity Interests;

(l) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Sabine Liquefaction or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(m) receivables owing to Sabine Liquefaction or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Sabine Liquefaction or any such Restricted Subsidiary deems reasonable under the circumstances;

(n) Investments received as a result of a foreclosure by Sabine Liquefaction or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(o) surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business, including cash deposits incurred in connection with natural gas purchases;

(p) Guarantees of Indebtedness permitted under the covenant contained under the caption “—Covenants Applicable to the Notes—Restrictions on Indebtedness”;

(q) Investments existing on the date of the indenture; and

(r) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (r) that are at the time outstanding not to exceed $50.0 million.

“Permitted Liens” means, collectively:

(a) Liens in favor, or for the benefit, of the Secured Parties created or permitted pursuant to the Security Documents;

(b) Liens securing Indebtedness with respect to Permitted Hedging Agreements and Indebtedness described in clause (c) of Permitted Indebtedness;

(c) Liens which are scheduled exceptions to the coverage afforded by the Title Policy on the Initial Senior Secured Debt Closing Date;

(d) statutory liens for a sum not yet delinquent or which are being Contested;

(e) pledges or deposits of cash or letters of credit to secure the performance of bids, trade contracts (other than for borrowed money) leases, statutory obligations, surety and appeal bonds, performance bonds, letters of credit and other obligations of a like nature incurred in the ordinary course of business and in accordance with the then-effective Operating Budget and cash deposits incurred in connection with natural gas purchases;

(f) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (e) of the covenant entitled “—Covenants Applicable to the Notes—Restrictions on Indebtedness” covering only the assets acquired with or financed by such Indebtedness;

(g) easements and other similar encumbrances affecting real property which are incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or encumbrances or imperfections in title which do not materially impair such property for the purpose for which Sabine Liquefaction’s interest therein was acquired or materially interfere with the operation of the Project as contemplated by the Transaction Documents;

(h) Mechanics’ Liens, Liens of lessors and sublessors and similar Liens incurred in the ordinary course of business for sums which are not overdue for a period of more than 30 days or the payment of which is subject to a Contest;

(i) legal or equitable encumbrances (other than any attachment prior to judgment, judgment lien or attachment in aid of execution on a judgment) deemed to exist by reason of the existence of any pending litigation or other legal proceeding if the same is effectively stayed or the claims secured thereby are subject to a Contest;

(j) the Liens created pursuant to the Real Property Documents;

(k) Liens arising out of judgments or awards so long as an appeal or proceeding for review is being prosecuted in good faith and for the payment of which adequate cash reserves, bonds or other cash equivalent security have been provided or are fully covered by insurance (other than any customary deductible);

(l) Liens for workers’ compensation awards and similar obligations not then delinquent; Mechanics’ Liens and similar Liens not then delinquent, and any such Liens, whether or not delinquent, whose validity is at the time being Contested in good faith;

(m) Liens in favor of Sabine Liquefaction or the Guarantors;

(n) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(i) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(ii) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness, any amounts deposited in a debt service reserve or similar reserve account in connection with the issuance of such Permitted Refinancing Indebtedness and the amount of all fees and expenses (including Hedge Termination Value with respect to any Interest Rate Protection subject to refinancing with the purposed Permitted Refinancing Indebtedness), including premiums, incurred in connection therewith) with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, discounts, related to such renewal, refunding, refinancing, replacement, defeasance or discharge; and

(o) other Liens not otherwise permitted hereunder so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed $100,000,000 at any one time.

“Permitted Modification” means, with respect to any Secured Debt Instrument, the following:

(a) subject to Section 4.1 (Majority Decisions) and 4.2 (Unanimous Decisions) of the Intercreditor Agreement any Modifications of or under such Secured Debt Instrument (provided that such Modification shall not (x) adversely affect the rights or interests of any Secured Party not party to such Secured Debt Instrument or (y) change or attempt to change the effect of Sections 4.5(b) or 4.6 of the Intercreditor Agreement;

(b) any release of anyone liable in any manner under, or in respect of the Obligations owing under, such Secured Debt Instrument (but only in respect of such Obligations); and

(c) any Waiver of, or determination of satisfaction of or compliance with, any condition precedent to any Advance under such Secured Debt Instrument;

provided that for purposes of the description of the terms of the Intercreditor Agreement in this Description of Notes, “Permitted Modification” means, with respect to any Secured Debt Instrument, any Modification, exercise of discretion or determination of satisfaction of any provision of such Secured Debt Instrument that

(a) is not, and does not include, an ECA Decision, Fundamental Decision, KEXIM Covered Decision, KSURE Covered Decision, Secured Debt Unanimous Decision, or certain other matters set forth in the Intercreditor Agreement;

(b) does not change or attempt to change the effect of the matters described in “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Modifications—Majority Decisions,” “—Unanimous Decisions,” “—Administrative Decisions,” or certain other matters described in the Intercreditor Agreement;

(c) does not require the Consent of any Person (other than any Person specified in such Secured Debt Instrument) under any provisions of the Intercreditor Agreement referred to in clause (b) above;

(d) does not adversely affect the rights or interests of any Secured Party under any Financing Document, excluding from this clause (d) any such Secured Party which either (1) has given its Consent to, or (2) is bound (under the terms of any Secured Debt Instrument affected by such Modification, exercise of discretion or determination of satisfaction) by determinations by other Persons (authorized under the terms such Secured Debt Instrument) that Consent to, such Modification, exercise of discretion or determination of satisfaction; and

(e) (i) is a release of anyone liable in any manner under, or in respect of the Obligations owing under, such Secured Debt Instrument (but only in respect of such Obligations);

(ii) subject to the Intercreditor Agreement, is a Waiver of, or determination of satisfaction of or compliance with, any condition precedent to any Advance under such Secured Debt Instrument;

(iii) decreases the amount of, or suspends or delays the time for payment of, any payment obligation due under such Secured Debt Instrument solely to Secured Debt Holders of or other parties to or participants under (including, subject to the Intercreditor Agreement, any facility agent, trustee or other agent under) such Secured Debt Instrument, including principal, interest, fees, indemnification, expense reimbursement, tax gross-up, break cost, capital adequacy, make-whole or any other payment obligation;

(iv) results in the delivery of any notice pursuant to such Secured Debt Instrument;

(v) subject to the Intercreditor Agreement, effects a substitution or replacement of any facility agent, trustee or other agent under an individual Secured Debt Instrument; or

(vi) is not incorporated by reference from or into any other Financing Document.

“Permitted Payments to Parent” means, without duplication as to amounts allowed to be distributed under any other provision of the indenture:

(1) payments to the Parent to permit the Parent to pay reasonable accounting, legal and administrative expenses of the Parent when due, in an aggregate amount not to exceed $5,000,000 per calendar year; and

(2) on each Quarterly Payment Date, the amount necessary for payment to the Pledgor or Parent to enable it to pay its (or for Parent to satisfy any contractual obligation to distribute to its beneficial owners to enable them to pay their) income tax liability with respect to income generated by Sabine Liquefaction, determined at the highest combined U.S. federal and State of Louisiana tax rate applicable to an entity taxable as a corporation in both jurisdictions for the applicable period.

“Permitted Refinancing Indebtedness” means any Indebtedness of Sabine Liquefaction or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Sabine Liquefaction or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness, any amounts deposited in a debt service reserve or similar reserve account in connection with the issuance of such Permitted Refinancing Indebtedness and the amount of all fees and expenses (including Hedge Termination Value with respect to any Interest Rate Protection subject to refinancing with the purposed Permitted Refinancing Indebtedness), including premiums and discounts incurred in connection therewith);

(b) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a weighted average life to maturity that is (a) equal to or greater than the weighted average life to maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the notes; provided that this clause (b) shall not apply to Permitted Refinancing Indebtedness incurred pursuant to paragraph (b) of the covenant under “—Covenants Applicable to the Notes—Restrictions on Indebtedness;”

(c) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(d) such Indebtedness is incurred either by Sabine Liquefaction or by the Restricted Subsidiary of Sabine Liquefaction that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Remedies” means, with respect to any Secured Debt Instrument, (i) to declare any events of default under such Secured Debt Instrument, (ii) to have any event of default related to Bankruptcy become effective, with or without declaration, (iii) to cancel or terminate any available Senior Debt Commitments under such Secured Debt Instrument, (iv) to declare all or any portion of the Obligations under such Secured Debt Instrument to be due and payable and (v) to Waive or otherwise rescind or revoke any action referred to in clauses (i) through (iv) for purposes of such Secured Debt Instrument at any time prior to issuing a Remedies Initiation Notice with respect to such event of default.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or Government Authority.

“Pipeline” means the approximately 94 miles of 42-inch diameter pipeline and other facilities as described in the application filed by the Cheniere Creole Trail Pipeline, L.P., pursuant to Section 7(c) of the NGA in FERC Docket No CP12-351-000 and any expansion thereof used in connection with any Permitted Business.

“Pipeline Transportation Agreement” means the Firm Transportation Agreement to be entered into by Sabine Liquefaction and Cheniere Creole Trail Pipeline, L.P. pursuant to the Precedent Agreement, as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Pipeline Transportation Agreement” means the Firm Transportation Agreement to be entered into by Sabine Liquefaction and Cheniere Creole Trail Pipeline, L.P. pursuant to the Precedent Agreement.

“Pipeline Transportation Agreements” means, collectively, the Pipeline Transportation Agreement and the Transportation Rate Schedule FTS Agreement, dated October 29, 2012, between Natural Gas Pipeline Company of America LLC and Sabine Liquefaction.

“Pledge Agreement” means the Pledge Agreement, dated as of July 31, 2012, between the Pledgor and the Common Security Trustee and any other pledge agreement executed (in favor of the Common Security Trustee) by any Person holding any direct ownership interests in Sabine Liquefaction; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes “Pledge Agreement” means the Second Amended and Restated Pledge Agreement, dated as of June 30, 2015, between the Pledgor and the Common Security Trustee and any other pledge agreement executed (in favor of the Common Security Trustee) by any Person holding any direct ownership interests in Sabine Liquefaction.

“Pledgor” means Sabine Pass LNG-LP, LLC, a Delaware limited liability company.

“Precedent Agreement” means the Transportation Precedent Agreement, dated as of August 9, 2012, between Cheniere Creole Trail Pipeline, L.P. and Sabine Liquefaction, in substantially the form of Exhibit I to the Common Terms Agreement or such other form agreed to by the Common Security Trustee, as amended by that certain First Amendment to Firm Transportation Agreement, dated November 5, 2012.

“Precedent Agreements” means collectively the Precedent Agreement and the Precedent Agreement, dated August 2, 2012, between Natural Gas Pipeline Company of America LLC and Sabine Liquefaction.

“Project” means (a) the liquefaction trains, each with a nominal capacity of at least 182,500,000 MMBtu per annum that as of Notes Issue Date, are intended to be used for production of LNG and other Services under the BG FOB Sale and Purchase Agreement, the GN FOB Sale and Purchase Agreement, the KoGas FOB Sale and Purchase Agreement, the GAIL FOB Sale and Purchase Agreement, the CMI LNG Sale and Purchase Agreement, as applicable, and any other LNG sales contracts with additional purchasers and (b) any other Permitted Business conducted by Sabine Liquefaction; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Project” means the four liquefaction trains, each with a nominal capacity of at least 182,500,000 MMBtu per annum that (a) as of the Credit Facilities Closing Date, are intended to be used for production of LNG and other Services under the FOB Sale and Purchase Agreements, and (b) are identified in Exhibit H to the Common Terms Agreement.

“Project Completion Date” means the date on which the In-Service Date in respect of Train One and Train Two has occurred; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Project Completion Date” means the date upon which all of the conditions set forth in Schedule 5.5 to the Common Terms Agreement have been either satisfied, to the satisfaction of the Facility Agents and the Required Secured Parties, or, in each case, waived by the Facility Agents and the Required Secured Parties.

“Project Costs” means all costs of acquiring, leasing, designing, engineering, developing, permitting, insuring, financing (including closing costs and interest and interest rate hedge expenses), constructing, installing, commissioning, testing and starting-up (including costs relating to all equipment, materials, spare parts and labor for) the Project and all other costs incurred with respect to the Project, including working capital (provided that Project Costs shall exclude any operation and maintenance expenses for any train of the Project that has achieved Substantial Completion); provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Project Costs” means all costs of acquiring, leasing, designing, engineering, developing, permitting, insuring, financing (including closing costs and interest and interest rate hedge expenses), constructing, installing, commissioning, testing and starting-up (including costs relating to all equipment, materials, spare parts and labor for) the Project and all other costs incurred with respect to the Project in accordance with the Construction Budget and Schedule, including working capital prior to the end of the Availability Period. Project Costs shall exclude any operation and maintenance expenses for any train of the Project if the FOB Sale and the Purchase Agreement related to such train has achieved Date of First Commercial Delivery under and as defined in such FOB Sale and Purchase Agreement (or Train 1 DFCD under and as defined in the BG FOB Sale and Purchase Agreement).

“Project Document Termination Payments” means all payments that are required to be paid to or for the account of Sabine Liquefaction as a result of the termination of or reduction of any obligations under any Material Project Document, if any.

“Project Documents” means each Material Project Document and any other material agreement relating to Development.

“Projected Debt Service Coverage Ratio” means, for the applicable period, the ratio of (a) Cash Flow Available for Debt Service projected for such period to (b) Debt Service projected for such period (excluding Working Capital Debt, all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness” and the scheduled principal payment of any Senior Debt that has bullet maturities or balloon payments at maturity or in the final year prior to maturity), including Debt Service projected with respect to any undrawn portion of the Secured Bank Debt Available Amount. If the indenture states that the Projected Debt Service Coverage Ratio is to be based on Contracted Cash Flow, the Projected Debt Service Coverage Ratio shall mean, for any period, the ratio of (a) Contracted Cash Flow Available for Debt Service projected for such period to (b) Debt Service projected for such period (excluding Working Capital Debt, all Indebtedness or Guarantees incurred pursuant clauses (f), (g), (h), (i), (j), (k), (l), (m), (o), (p) and (q) of the covenant described under “—Covenants Applicable to the Notes—Restrictions on Indebtedness” and the scheduled principal payment of any Senior Debt that has bullet maturities or balloon payments at maturity or in the final year prior to maturity), including Debt Service projected with respect to any undrawn portion of the Secured Bank Debt Available Amount; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Projected Debt Service Coverage Ratio” means, for the applicable period, the ratio of (a) Cash Flow Available for Debt Service projected for such period to (b) Debt Service projected for such period (excluding principal payments on (i) Working Capital Debt and (ii) Secured Debt due at maturity); provided, however, that for purposes of any calculation of the Projected Debt Service Coverage Ratio (other than pursuant to Section 5.01(c)(iii)(F) or Section 5.10(d)(ii) of the Accounts Agreement), the Projected Debt Service Coverage Ratio calculation for the calendar year in which the Initial Quarterly Payment Date occurs, or is projected to occur, will (A) if the Initial Quarterly Payment Date is, or is projected to occur, on December 31, be deemed to be the next succeeding calendar year, and (B) if the Initial Quarterly Payment Date is, or is projected to occur, on any other day, be pro-rated for the number of full calendar months remaining in such calendar year.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal, mixed, movable, immovable, corporeal or incorporeal and whether tangible or intangible.

“Prudent Industry Practice” means, at a particular time, any of the practices, methods, standards and procedures (including those engaged in or approved by a material portion of the LNG industry) that, at that time, in the exercise of reasonable judgment in light of the facts known at the time a decision was made, would reasonably have been expected to accomplish the desired result consistent with good business practices, including due consideration of the Project’s reliability, environmental compliance, economy, safety and expedition, and which practices, methods, standards and acts generally conform to International LNG Terminal Standards and International LNG Vessel Standards.

“Qualified Counterparty” means:

(a) as of the date of execution or assignment of any Interest Rate Protection Agreement, any of the following: (i) any Person who is a Secured Debt Holder as of the date of the Common Terms Agreement or (ii) any Affiliate of any Person listed in the foregoing clause (a)(i) of this definition; and

(b) as of the date of execution or assignment of any Interest Rate Protection Agreement, any of the following: (i) any Person who is a Secured Debt Holder after the date of the Common Terms Agreement or (ii) any Affiliate of any Person listed in the foregoing clause (b)(i) of this definition, in each case, with a credit rating (or a guaranty from a Person with a credit rating) of at least A-from S&P or Fitch or at least A-3 from Moody’s (or, if any of such entities cease to provide such ratings, the equivalent credit rating from any other Acceptable Rating Agency).

provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Qualified Counterparty” means:

(a) as of the date of execution or assignment of any Interest Rate Protection Agreement, any of the following: (i) any Person who is a Secured Debt Holder as of the date of the Common Terms Agreement or (ii) any Affiliate of any Person listed in the foregoing clause (a)(i) of this definition; or

(b) as of the date of execution or assignment of any Interest Rate Protection Agreement, any of the following: (i) any Person who becomes a Secured Debt Holder after the date of the Common Terms Agreement or (ii)any Affiliate of any Person listed in the foregoing clause (b)(i) of this definition, in each case, with a credit rating (or a guaranty from a Person with a credit rating) of at least A- from S&P or Fitch or at least A—3 from Moody’s.

“Quarterly Payment Date” means the Initial Quarterly Payment Date and each March 31, June 30, September 30 and December 31 thereafter.

“Rating Affirmation” means, with respect to any Modification, delivery by Sabine Liquefaction to the Intercreditor Agent of letters from any two Recognized Credit Rating Agencies that are then rating Other Secured Debt (or if only one Recognized Credit Rating Agency is then rating Other Secured Debt, that Recognized Credit Rating Agency) to the effect that the Recognized Credit Rating Agency has considered the contemplated Modification and that, if the contemplated Modification is adopted, such Recognized Credit Rating Agency would reaffirm (or upgrade) the rating of the Other Secured Debt as of the date of the request for a Rating Affirmation.

“Ready for Start Up” has the meaning provided in the Train One and Train Two EPC Contract; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Ready for Start Up” with respect to either of the EPC Contracts has the meaning provided in such EPC Contract.

“Real Property Documents” means any material contract or agreement constituting or creating an estate or interest in any portion of the Site, including, without limitation, the Lease Agreements and the Sublease.

“Recognized Credit Rating Agency” means S&P, Fitch, Moody’s, or any successor to S&P, Fitch, Moody’s, so long as such agency is a “nationally recognized statistical rating organization” registered with the U.S. Securities and Exchange Commission.

“Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the voting stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary.

“Replacement Debt” means, collectively, Secured Replacement Debt and Unsecured Replacement Debt incurred by Sabine Liquefaction (including by way of Senior Bonds) pursuant to the Common Terms Agreement in order to partially or in whole (a) refinance by prepaying or redeeming then existing Senior Debt or (b) replace by cancelling then existing Senior Debt Commitments. For the avoidance of doubt, the notes constitute Replacement Debt for purposes of the Financing Documents.

“Required Debt Service Reserve Amount” means as of any date on and after the Project Completion Date, an amount projected by the Common Security Trustee equal to the amount necessary to pay the forecasted Debt Service in respect of Secured Debt from such date through (and including) the next two Payment Dates (which shall, if not already included, include the maturity date under any Secured Debt) (assuming that no Default will occur during such period) taking into account, with respect to interest, the amount of interest that would accrue on the aggregate principal amount of the Advances for the next six months; provided, that for purposes of calculation of the amount specified in clause (c) of the definition of Debt Service, any final balloon payment or bullet maturity of Secured Debt shall not be taken into account and instead only the equivalent of the principal payment on the immediately preceding Payment Date prior to such balloon payment or bullet maturity shall be taken into account.

“Required Secured Parties” means:

(a) except as otherwise provided in clauses (b) through (e) below, with respect to any Covered Action, Designated Voting Parties constituting the Majority Aggregate Secured Bank Debt Participants;

(b) in the case of any Covered Action subject to “—Summary Description of Principal Finance Documents Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement Modifications—Majority Decisions,” Designated Voting Parties constituting the Majority Aggregate Secured Bank Debt Participants, the Majority Aggregate Other Secured Debt Participants or the Majority Secured Debt Participants, as applicable, set forth in that Section;

(c) Designated Voting Parties constituting the One Hundred Percent Participants with respect to any Covered Action that is subject to “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Modifications—Unanimous Decisions;”

(d) Designated Voting Parties constituting the Majority Secured Debt Participants with respect to any decision to exercise remedies made pursuant to “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Enforcement of Security Interests—Election to Pursue Remedies,” except as otherwise described in the fourth paragraph under “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Enforcement of Security Interests—Election to Pursue Remedies;” and

(e) Designated Voting Parties constituting the Majority Secured Debt Participants (1) if no Secured Bank Debt is outstanding or (2) with respect to any other action not otherwise described or dealt with in this definition of “Required Secured Parties” and not otherwise specifically delegated to the Intercreditor Agent, the Common Security Trustee or a Secured Debtholder Group Representative pursuant to “—Summary Description of Principal Finance Documents—Common Terms Agreement, the Intercreditor Agreement and the Security Agency Agreement—Modifications—Administrative Decisions.”

“Restricted Payment” with respect to any Person means (a) any dividend or other distribution (in cash, Property of such Person, securities, obligations, or other property) on, or other dividends or distributions on account of, its Capital Stock (other than dividends or distributions payable solely to Sabine Liquefaction or any of its Restricted Subsidiaries), (b) the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition by such Person of any portion of any of the Capital Stock of Sabine Liquefaction or any direct or indirect parent of Sabine Liquefaction, (c) all payments (in cash, Property of such Person, securities, obligations, or other property) of principal of, interest on and other amounts with respect to, or other payments on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition by such Person of, any Indebtedness owed to the Pledgor or any other Person party to a Pledge Agreement or any Affiliate thereof (including any subordinated indebtedness incurred to fund the Equity Contribution Amount), and (d) the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition by such Person of Subordinated Indebtedness (other than from Sabine Liquefaction or a Restricted Subsidiary of Sabine Liquefaction, and other than within one year of the fixed date on which the final payment of principal thereof is due and payable). For the avoidance of doubt, payments to the Manager for fees and costs pursuant to the Management Services Agreement, and payments to the Operator pursuant to the O&M Agreement paid in accordance with the Accounts Agreement as described under “—Summary Description of Principal Finance Documents—Pre-Completion Accounts Flow” and “—Summary Description of Principal Finance Documents—Post-Completion Accounts Flow” and Permitted Payments to Parent are not Restricted Payments.

“Restricted Payment Date” means, with respect to any specific Restricted Payment, the date such Restricted Payment is made.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Revenue Account” means the Revenue Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“ROK Financial Institution” means (a) KEXIM, (b) KSURE and (c) each other financial institution that, on the Credit Facilities Closing Date, is a KEXIM Covered Facility Lender or a KSURE Covered Facility Lender.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw-Hill, Inc.

“Sabine Liquefaction TUA” means the Second Amended and Restated LNG Terminal Use Agreement, dated as of July 31, 2012, between Sabine Liquefaction and Sabine Pass LNG, as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Sabine Liquefaction TUA” means the Second Amended and Restated LNG Terminal Use Agreement, dated as of July 31, 2012, between Sabine Liquefaction and Sabine Pass LNG as supplemented by that certain Letter Agreement, dated May28, 2013.

“Sabine Pass LNG” means Sabine Pass LNG, L.P., a Delaware limited partnership.

“Secured Bank Debt” means Indebtedness incurred by Sabine Liquefaction in the aggregate amount of up to $4,600,000,000 pursuant to the Term Loan A Credit Agreement comprised of the Construction/Term Loans, and any amendments, supplements, modifications, extensions, renewals, restatements, replacements, refundings or refinancings thereof with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans or commitments thereunder; provided that, any such replacements, refundings or refinancings shall be subject to paragraph (b) of the covenant under, “—Covenants Applicable to the Notes Restrictions on Indebtedness.”

“Secured Bank Debt Available Amount” means the amount of all outstanding Secured Bank Debt plus available and undrawn commitments for any Secured Bank Debt pursuant to the applicable Secured Debt Instruments.

“Secured Bank Debt Committed Amount” means $4,600,000,000.

“Secured Bank Debt Holders” means, at any time, the Holders of the Secured Bank Debt and shall also include any indebtedness issued to or guaranteed by an export credit agency or institution serving a similar function.

“Secured Debt” means the Senior Debt (other than Indebtedness under Interest Rate Protection Agreements) that is secured by a Security in the Collateral pursuant to the Security Documents.

“Secured Debt Holder Group” means, at any time, the Holders of each tranche of Secured Debt.

“Secured Debt Holder Group Representative” means, (a) the Term Loan A Administrative Agent in respect of the Secured Bank Debt Holders and Secured Bank Debt, (b) the Indenture Trustee in respect of the holders of the notes and (c) with respect to any other Secured Debt Holder Group and its relevant Secured Debt Instrument, the representative designated as such pursuant to the Common Terms Agreement; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Secured Debt Holder Group Representative” means (a) the Commercial Banks Facility Agent in respect of the Commercial Bank Lenders and Commercial Banks Facility, (b) the Indenture Trustee in respect of the notes under the Indenture, (c) the KEXIM Facility Agent in respect of (i) KEXIM and the KEXIM Direct Facility and (ii) the KEXIM Covered Lenders and the KEXIM Covered Facility, (d) the KSURE Facility Agent in respect of the KSURE Covered Facility Lenders and the KSURE Covered Facility, and (e) in respect of any other Secured Debt Holder Group and its relevant Secured Debt Instrument, the representative designated as such in Schedule 2.7(e) to the Common Terms Agreement (as such Schedule 2.7(e) may be updated from time to time).

“Secured Debt Holders” means, at any time, the Holders of the Secured Debt.

“Secured Debt Instrument” means, at any time, each instrument, including the Term Loan A Credit Agreement and the indenture, governing Secured Debt and designated as such pursuant to the Common Terms Agreement; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Secured Debt Instrument” means, at any time, each instrument, including the Credit Agreements and the Indenture, governing Secured Debt and designated as such pursuant to the Common Terms Agreement but excluding any Special Credit Support Documents (as defined in the Intercreditor Agreement).

“Secured Debt Unanimous Decision” means any Modification of any Credit Agreement which (i) is a Covered Action, (ii) under the terms of any such agreement (solely as in effect on the date of the Intercreditor Agreement) requires the Consent of all lenders party to such agreement entitled to vote in order for such Modification to become effective, and (iii) under the Intercreditor Agreement is not an ECA Decision, Fundamental Decision, KEXIM Covered Decision, KSURE Covered Decision, or certain other matters described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Modifications—Majority Decisions,” “—Unanimous Decisions,” “—Administrative Decisions,” or certain other matters described in the Intercreditor Agreement.

“Secured ECA Debt” means the Indebtedness under (i) the KEXIM Covered Facility Agreement, (ii) the KEXIM Direct Facility Agreement, and (iii) the KSURE Covered Facility Agreement.

“Secured Expansion Debt” means the Expansion Debt that is Secured Debt.

“Secured Gas Hedge Instrument” means, at any time, each instrument governing Secured Gas Hedge Obligations and designated as such pursuant to the Common Terms Agreement.

“Secured Gas Hedge Obligations” means the Indebtedness under any Permitted Hedging Agreement described in clause (b) of the definition thereof that is secured by a Security in the Collateral pursuant to the Security Documents.

“Secured Gas Hedge Representative” means the representative or representatives of the Gas Hedge Providers designated as such pursuant to the Common Terms Agreement.

“Secured Hedge Instrument” means, at any time, each instrument governing Secured Hedge Obligations and designated as such in pursuant to the Common Terms Agreement.

“Secured Hedge Obligations” means the Indebtedness under Interest Rate Protection Agreements that is secured by a Security in the Collateral pursuant to the Security Documents.

“Secured Hedge Representative” means the representative or representatives of the Holders of Secured Hedge Obligations designated as such pursuant to the Common Terms Agreement.

“Secured Hedging Parties” means the Holders of the Secured Hedge Obligations.

“Secured Parties” means the Secured Debt Holders, the Holders of Secured Hedge Obligations, the Gas Hedge Providers, the Common Security Trustee, the Intercreditor Agent, the Accounts Bank, the Indenture Trustee, the applicable Secured Debt Holder Group Representatives, Secured Hedge Representatives and Secured Gas Hedge Representatives, in each case, in whose favor Sabine Liquefaction has granted Security in the Collateral pursuant to the Security Documents; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Secured Parties” means the Secured Debt Holders, the Holders of Secured Hedge Obligations, the Gas Hedge Providers, the Common Security Trustee, the Intercreditor Agent, the Accounts Bank, the Indenture Trustee, the applicable Secured Debt Holder Group Representatives, the Secured Hedge Representatives and the Secured Gas Hedge Representatives, and in addition to their capacity as any of the foregoing, KEXIM (to the extent of any Obligations owed in connection with the KEXIM Guarantee) and KSURE (to the extent of any Obligations owed in connection with the KSURE Insurance), in each case, in whose favor Sabine Liquefaction has granted Security in the Collateral pursuant to the Security Documents.

“Secured Replacement Debt” means the Replacement Debt that is Secured Debt.

“Secured Working Capital Debt” means the Working Capital Debt that is Secured Debt.

“Security” means the security interest created in favor of the Common Security Trustee for the benefit of the Secured Parties pursuant to the Security Documents.

“Security Agency Agreement” means the Security Agency Agreement, dated as of July 31, 2012, among Sabine Liquefaction, the Secured Debt Holder Group Representatives, the Secured Hedge Representatives, the Secured Gas Hedge Representatives, the Common Security Trustee, the Accounts Bank and the Intercreditor Agent; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Security Agency Agreement” means the Second Amended and Restated Security Agency Agreement, dated as of June 30, 2015, among Sabine Liquefaction, the Secured Debt Holder Group Representatives, the Secured Hedge Representatives, the Secured Gas Hedge Representatives, the Common Security Trustee, the Accounts Bank and the Intercreditor Agent.

“Security Agreement” means the Second Amended and Restated Security Agreement, dated as of June 30, 2015, between Sabine Liquefaction and the Common Security Trustee.

“Security Documents” means:

(a) Security Agreement;

(b) the CQP Security Agreement;

(c) the Accounts Agreement;

(d) each Pledge Agreement;

(e) the Mortgage;

(f) the Consents; and

(g) any such other security agreement, control agreement, patent and trademark assignment, lease, mortgage, assignment and other similar agreement securing the Obligations between any Person and the Common Security Trustee on behalf of the Secured Parties or between any Person and any other Secured Party and all financing statements, agreements or other instruments to be filed in respect of the Liens created under each such agreement.

“Senior Bonds” means debt securities, including the notes, issued pursuant to an Indenture that is a Senior Debt Instrument.

“Senior Debt” means:

(a) Secured Bank Debt;

(b) Additional Secured Debt;

(c) Unsecured Replacement Debt;

(d) Unsecured Expansion Debt;

(e) Unsecured Working Capital Debt;

(f) Indebtedness under Interest Rate Protection Agreements; and

(g) all other Indebtedness referred to in clauses (a), (b), (c) and (p) of the definition thereof;

provided, that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Senior Debt” means:

(a) Commercial Bank Debt;

(b) the notes issued under the Indenture as of the Credit Facilities Closing Date;

(c) KEXIM Direct Facility Debt;

(d) KEXIM Covered Facility Debt;

(e) KSURE Covered Facility Debt;

(f) Additional Secured Debt;

(g) Unsecured Replacement Debt;

(h) Unsecured Expansion Debt;

(i) Unsecured Working Capital Debt; and

(j) Indebtedness under Interest Rate Protection Agreements.

“Senior Debt Commitments” means, at any time, the aggregate of any principal amount that Holders of Senior Debt are committed to disburse or stated amount of letters of credit that Holders of Senior Debt are required to issue, in each case under any Senior Debt Instrument, and in the case of Senior Debt Commitments in respect of Secured Debt, as designated pursuant to the Common Terms Agreement.

“Senior Debt Facilities Debt Service Reserve Account” means the Senior Debt Facilities Debt Service Reserve Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Senior Debt Instrument” means a Secured Debt Instrument or an Unsecured Debt Instrument.

“Senior Secured Notes Debt Service Reserve Account” means the Senior Secured Notes Debt Service Reserve Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Services” means the liquefaction and other services to be provided or performed by Sabine Liquefaction under the Facility LNG Sale and Purchase Agreements and any other agreements entered into in connection with a Permitted Business; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Services” means the liquefaction and other services to be provided or performed by Sabine Liquefaction under the FOB Sale and Purchase Agreements and, if applicable, the Train Five and Train Six LNG Sales Agreements.

“Site” means, collectively, each parcel or tract of land, as reflected on Schedule A of the Title Policy and in the Real Property Documents, upon which any portion of the Project is or will be located.

“Special Credit Support Document” means (i) the KEXIM Guarantee, and (ii) the KSURE Insurance Policy, in each case, together with any replacements, substitutions, or Modifications thereof.

“Special Credit Support Provider” means (i) KEXIM, in respect of the KEXIM Guarantee, and (ii) KSURE, in respect of the KSURE Insurance Policy, in each case, together with their respective successors and permitted assigns.

“Stage 1 ConocoPhillips License Agreement” means the License Agreement between Sabine Liquefaction and ConocoPhillips Company, dated as of May 3, 2012.

“Stage 2 ConocoPhillips License Agreement” means the License Agreement between Sabine Liquefaction and ConocoPhillips Company, dated as of December 21, 2012.

“Stage 3 ConocoPhillips License Agreement” means the License Agreement between Sabine Liquefaction and ConocoPhillips Company, dated as of May 20, 2015.

“Stated Amount” has the meaning specified for such term in any Acceptable Debt Service Reserve LC.

“Sublease” means the Sub-lease Agreement, dated June 11, 2012, between Sabine Pass LNG, as sublessor, and Sabine Liquefaction, as sublessee covering approximately 268 acres of the Site.

“Subordinated Indebtedness” means any unsecured Indebtedness of Sabine Liquefaction to any Person permitted by clause (f) of the definition of Permitted Indebtedness which is subordinated to the Obligations pursuant to an instrument in writing satisfactory in form and substance to the Required Secured Parties.

“Subsidiary” means, for any Person, any corporation, partnership, joint venture, limited liability company or other entity of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or Controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Substantial Completion” has the meaning assigned to such term in the applicable engineering, procurement and construction contract.

“Survey” means the ALTA survey of the Site delivered in connection with the closing of the Term Loan A Credit Agreement on the Initial Senior Secured Debt Closing Date.

“Taxes” means, with respect to any Person, all taxes, assessments, imposts, duties, governmental charges or levies imposed directly or indirectly on such Person or its income, profits or Property by any Government Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan A Administrative Agent” means Société Générale.

“Term Loan A Credit Agreement” means the Second Amended and Restated Credit Agreement (Term Loan A) dated June 30, 2015, by and among Sabine Liquefaction, the Term Loan A Administrative Agent, the Common Security Trustee, and the Secured Bank Debt Holders.

“Terminal Use Rights Assignment and Agreement” means the Terminal Use Rights Assignment and Agreement, dated as of July 31, 2012, among Sabine Liquefaction, Sabine Pass LNG and Cheniere Energy Investments, LLC, as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Terminal Use Rights Assignment and Agreement” means the Terminal Use Rights Assignment and Agreement, dated as of July 31, 2012, among Sabine Liquefaction, Sabine Pass LNG and Cheniere Energy Investments, LLC.

“TIA” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Title Company” means First American Title Insurance Company.

“Title Policy” means the title policy delivered in connection with the closing of the Term Loan A Credit Agreement on the Initial Senior Secured Debt Closing Date.

“Total Agreements” means, collectively, (i) the Partial Assignment Agreement, dated September 11, 2012 and effective as of October 1, 2012, by and between Sabine Liquefaction and Total Gas & Power North America, Inc., (ii) the Throughput Agreement, dated September 11, 2012 and effective as of October 1, 2012, by and between Sabine Liquefaction and Total Gas & Power North America, Inc., (iii) the Master LNG Sale and Purchase Agreement, dated September 11, 2012 and effective as of October 1, 2012, by and between Sabine Liquefaction and Total Gas & Power North America, Inc., and (iv) the Base Contract for Sale and Purchase of Natural Gas, dated September 11, 2012 and effective as of October 1, 2012, by and between Sabine Liquefaction and Total Gas & Power North America, Inc.

“Total Debt” means the principal amount of all Secured Debt of Sabine Liquefaction and its Subsidiaries (if any), Indebtedness under any Unsecured Debt Instruments to which Sabine Liquefaction or its Subsidiaries (if any) is a party, and all subordinated debt of Sabine Liquefaction and its Subsidiaries (if any) (other than member loans made to Sabine Liquefaction or its Subsidiaries (if any)).

“Total FOB Sale and Purchase Agreement” means the LNG Sale and Purchase Agreement (FOB), dated December 14, 2012, between Sabine Liquefaction and Total Gas & Power North America, Inc., as amended from time to time, and any replacements thereof entered into with the required approval of the Required Secured Parties or, at any time when there is no Secured Bank Debt outstanding, any replacements thereof meeting the requirements of the covenant described under the caption “—Covenants Applicable to the Notes—LNG Sales Contracts.”

“Total Votes” means the total number of votes of all Secured Debt determined pursuant to the Intercreditor Agreement as described under “—Summary Description of Principal Finance Documents—Common Terms Agreement, Intercreditor Agreement and Security Agency Agreement—Voting and Decision-Making.”

“Train” means a “liquefaction train” as such term is used in the definition, “Project.”

“Train Three Completion Reserve Account” means the Train Three Completion Reserve Account so designated, established and created by the Accounts Bank pursuant to the Accounts Agreement.

“Train Five” means the Train intended to be the designated train under the Train Five LNG Sales Agreement.

“Train Five and Train Six LNG Sales Agreements” means the LNG Sale and Purchase Agreement, dated as of December 14, 2012, by and between Sabine Liquefaction and Total Gas & Power North America, Inc., the LNG Sale and Purchase Agreement, dated as of March 22, 2013, by and between Sabine Liquefaction and Centrica plc, and any LNG sale and purchase agreement entered into by Sabine Liquefaction in connection with the sixth train of its liquefaction facilities.

“Train Five EPC Contract” means the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Sabine Liquefaction Facilities, dated as of May 4, 2015, between Sabine Liquefaction and the EPC Contractor, as supplemented and amended from time to time.

“Train Five LNG Sales Agreement” means, collectively, the Total FOB Sale and Purchase Agreement, the Centrica FOB Sale and Purchase Agreement and any other LNG sale and purchase agreement entered into by Sabine Liquefaction with respect to Train 5 and any replacements thereof entered into with the required approval of the Required Secured Parties or, at any time when there is no Secured Bank Debt outstanding, any replacements thereof meeting the requirements of the covenant described under the caption “—Covenants Applicable to the Notes—LNG Sales Contracts.”

“Train Number” means the numbers One through Six to describe the applicable Train.

“Train One and Train Two” means the Trains intended to be the designated trains under the Train One and Two LNG Sales Agreements.

“Train One and Train Two EPC Contract” means the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Sabine Liquefaction Facilities, dated as of November 11, 2011, between Sabine Liquefaction and the EPC Contractor, as supplemented and amended from time to time.

“Train One and Train Two LNG Sales Agreements” means the BG FOB Sale and Purchase Agreement and the GN FOB Sale and Purchase Agreement.

“Train Six” means the Train intended to be the designated train under the Train Six LNG Sales Agreements.

“Train Six LNG Sales Agreements” means any LNG sale and purchase agreement entered into by Sabine Liquefaction with respect to the sixth Train of the Project.

“Train Three and Train Four” means the Trains intended to be the designated trains under the Train Three and Train Four LNG Sales Agreements.

“Train Three and Train Four EPC Contract” means the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Sabine Liquefaction Facilities, dated as of December 20, 2012, between Sabine Liquefaction and the EPC Contractor, as supplemented and amended from time to time.

“Train Three and Train Four LNG Sales Agreements” means the GAIL FOB Sale and Purchase Agreement and the KoGas FOB Sale and Purchase Agreement. “Transaction Documents” means, collectively, the Financing Documents and the Project Documents.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of provisions relating to such perfection or priority and for purposes of definitions related to such provisions.

“United States” or “U.S.” means the United States of America.

“Unrestricted Subsidiary” means any Subsidiary of Sabine Liquefaction that is designated by the Board of Directors of Sabine Liquefaction as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(a) has no Indebtedness other than Non-Recourse Debt;

(b) except as permitted by the covenant described above under the caption “—Covenants Applicable to the Notes—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Sabine Liquefaction or any Restricted Subsidiary of Sabine Liquefaction unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Sabine Liquefaction or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Sabine Liquefaction;

(c) is a Person with respect to which neither Sabine Liquefaction nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Sabine Liquefaction or any of its Restricted Subsidiaries.

“Unsecured Debt Instrument” means, at any time, each material instrument governing Senior Debt other than Secured Debt or Secured Hedge Obligations.

“Unsecured Expansion Debt” means the Expansion Debt that is not Secured Debt.

“Unsecured Replacement Debt” means the Replacement Debt that is not Secured Debt.

“Unsecured Working Capital Debt” means the Working Capital Debt that is not Secured Debt.

“Waiver” means, with respect to any particular conduct, event or other circumstance, any change to an obligation of any Person under any Transaction Document requiring the consent of one or more Secured Parties, which consent has the effect of waiving, excusing or accepting or approving changed performance of, or non-compliance with, such obligation or any Default or CTA Event of Default with respect thereto to the extent relating to such conduct, event or circumstance.

“Water Agreement” means the Water Service Agreement, dated as of December 21, 2011, between the City of Port Arthur and Sabine Liquefaction, as amended by that certain First Amendment to Water Service Agreement, dated as of June 12, 2012 and that certain Second Amendment to Water Service Agreement, dated as of December 31, 2012, as amended from time to time; provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Water Agreement” means the Water Service Agreement, dated as of December 21, 2011, between the City of Port Arthur and Sabine Liquefaction, as amended by that certain First Amendment to Water Service Agreement, dated as of June 12, 2012 and that certain Second Amendment to Water Service Agreement, dated as of December 31, 2012 and that certain Third Amendment to Water Service Agreement, dated as of June 30, 2015.

“Withdrawal/Transfer Certificate” means a Withdrawal/Transfer Certificate substantially in the form attached to Accounts Agreement.

“Working Capital Debt” means additional senior secured or unsecured Indebtedness the proceeds of which shall be used solely for working capital and general corporate purposes related to the Project (including the issuance of letters of credit), only if, prior to or on the date of incurrence thereof, the following conditions have been satisfied or waived by the Required Secured Parties:

(a) the Secured Debt Holder Group Representative for any Secured Working Capital Debt shall have entered into an Accession Agreement in accordance with the Common Terms Agreement; and

(b) the Intercreditor Agent shall have received a certificate from an Authorized Officer of Sabine Liquefaction at least five days prior to the incurrence of such Working Capital Debt, in the form set out in the Common Terms Agreement, which certificate shall (a) identify each Secured Debt Holder Group Representative and each Holder for any Secured Working Capital Debt; (b) attach a copy of each proposed Senior Debt Instrument relating to the Working Capital Debt (that may be an amendment to an existing Senior Debt Instrument), which copy shall disclose the material terms, permitted uses, and the tenor and amortization schedule of such Working Capital Debt and the rate, or the rate basis and margin in the case of a floating rate, at which such Working Capital Debt shall bear interest, and (if applicable) commitment fees or other premiums relating thereto; and (c) in the case of Working Capital Debt incurred pursuant to clause (d)(ii) of the covenant set forth under, “—Covenants Applicable to the Notes—Restrictions on Indebtedness,” certify that the amount to be incurred is reasonably expected to be required to be expended to purchase Gas to comply with the obligations of Sabine Liquefaction under the Facility LNG Sale and Purchase Agreements;

provided that for purposes of the description of the terms of the Accounts Agreement, Common Terms Agreement and Intercreditor Agreement in this Description of Notes, “Working Capital Debt” means additional senior secured or unsecured Indebtedness not exceeding the sum of $1,500,000,000 (or $1,800,000,000 if indebtedness in respect of Train 6 is incurred) in the aggregate, the proceeds of which shall be used solely for working capital purposes (including the issuance of letters of credit) related to the Project of which not more than $200,000,000 may be used for working capital purposes other than the cost of purchasing or transporting natural gas, only if, prior to or on the date of incurrence thereof, the following conditions have been satisfied or waived by the Required Secured Parties:

(a) no Default or CTA Event of Default (i) shall have occurred and be continuing or (ii) results from the incurrence of such Working Capital Debt;

(b) the Senior Debt Instrument governing such Working Capital Debt shall include a provision requiring Sabine Liquefaction to reduce the principal amount relating to any revolving loans to $0 for a period of not less than five consecutive Business Days at least once per calendar year;

(c) the Secured Debt Holder Group Representative for any Secured Working Capital Debt shall have entered into an Accession Agreement in accordance with the Common Terms Agreement; and

(d) the Intercreditor Agent shall have received a certificate from an Authorized Officer of Sabine Liquefaction at least five days prior to the incurrence of such Working Capital Debt, in the form set out in the Common Terms Agreement, which certificate shall (a) identify each Secured Debt Holder Group Representative and each Holder for any Secured Working Capital Debt; and (b) attach a copy of each proposed Senior Debt Instrument relating to the Working Capital Debt (that may be an amendment to an existing Senior Debt Instrument), which copy shall disclose the material terms, permitted uses, and the tenor and amortization schedule of such Working Capital Debt and the rate, or the rate basis and margin in the case of a floating rate, at which such Working Capital Debt shall bear interest, and (if applicable) commitment fees or other premiums relating thereto.

DESCRIPTION OF PRINCIPAL PROJECT DOCUMENTS

The following are summaries of material terms of certain agreements related to the construction of the Liquefaction Project. These summaries should not be considered to be a full statement of the terms and provisions of such agreements. Accordingly, the following summaries are qualified in their entirety by reference to each agreement. Copies of the agreements described below are available for inspection as described below under “Available Information.” Unless otherwise stated, any reference in this prospectus to any agreement means such agreement and all schedules, exhibits and attachments thereto as amended, supplemented or otherwise modified and in effect as of the date hereof.

Common Terms Agreement

On June 30, 2015, we entered into the Common Terms Agreement in order to set out certain provisions regarding, among other things: (a) common representations and warranties; (b) common covenants; and (c) common events of default under the Secured Debt Instruments. The Common Terms Agreement amended and restated in its entirety the common terms agreement that we entered into on July 31, 2012, as amended and restated on May 28, 2013. Any Secured Debt Instrument, including the notes, has the ability to opt out of any or all of the representations, warranties, covenants, and events of default under the Common Terms Agreement. As described under “Description of Notes,” the notes do not have the benefit of any of the representations, warranties, covenants or events of default in the Common Terms Agreement. Terms not defined in this summary of the Common Terms Agreement have the meanings attributed to such terms in the Common Terms Agreement.

Definitions:

“CTA Default” means a CTA Event of Default or an event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would become a CTA Event of Default.

“CTA Financing Documents” means each of:

(a)	the Common Terms Agreement;

(b)	each Secured Debt Instrument;

(c)	each of the Security Documents;

(d)	the Security Agency Agreement;

(e)	the Intercreditor Agreement;

(f)	the Notes;

(g)	the Permitted Hedging Agreements;

(h)	the Fee Letters;

(i)	the CQP Indemnity Letter;

(k)	the other financing and security agreements, documents and instruments delivered in connection with the Common Terms Agreement; and

(l)	each other document designated as a CTA Financing Document by us and each Secured Debt Holder Group Representative.

“CTA Working Capital Debt” means additional senior secured or unsecured Indebtedness in addition to other Senior Debt not exceeding the sum of (x) one billion five hundred million Dollars ($1,500,000,000) and, if additional senior secured or unsecured Indebtedness that is recourse solely to us has been incurred to finance the development of Train 6 (the “Train 6 Debt”), one billion eight hundred million Dollars ($1,800,000,000) in the aggregate, the proceeds of which shall be used solely for working capital purposes (including the issuance of letters of credit) related to the Project of which not more than two hundred million dollars ($200,000,000) may be used for working capital purposes other than the cost of purchasing or transporting (including storing) natural gas and (y) four hundred sixty million dollars ($460,000,000) and, if Train 6 Debt has been incurred, five hundred fifty million dollars ($550,000,000) in the aggregate, the proceeds of which shall be used for purposes of issuing Acceptable

Debt Service Reserve LCs in lieu of cash deposits into the Senior Debt Facilities Debt Service Reserve Account, only if, prior to or on the date of incurrence thereof, the following conditions have been satisfied or waived by the Required Secured Parties:

(a)	no CTA Default or CTA Event of Default:

(i) shall have occurred and be continuing; or

(ii) results from the incurrence of such CTA Working Capital Debt;

(b)	the Senior Debt Instrument governing such CTA Working Capital Debt shall include a provision requiring us to reduce the principal amount relating to any revolving loans to $0 for a period of not less than five consecutive Business Days at least once per calendar year; provided, however that such provision may except any such loans incurred to repay reimbursement amounts due under drawn letters of credit so long as the tenor of such loans is not greater than twelve (12) months;

(c)	the Secured Debt Holder Group Representative for any Secured CTA Working Capital Debt shall have entered into an Accession Agreement in accordance with the Common Terms Agreement; and

(d)	the Intercreditor Agent shall have received a certificate from one of our Authorized Officers at least five days prior to the incurrence of such CTA Working Capital Debt, in the form set out in the Common Terms Agreement, which certificate shall:

(i) identify each Secured Debt Holder Group Representative and each Holder for any Secured CTA Working Capital Debt; and

(ii) attach a copy of each proposed Senior Debt Instrument relating to the CTA Working Capital Debt (that may be an amendment to an existing Senior Debt Instrument), which copy shall disclose the material terms, permitted uses, and the tenor and amortization schedule of such CTA Working Capital Debt and the rate, or the rate basis and margin in the case of a floating rate, at which such CTA Working Capital Debt shall bear interest, and (if applicable) commitment fees or other premiums relating thereto.

“Hedging Program” means the Hedging Program attached as Exhibit F to the Common Terms Agreement.

“Knowledge” means, with respect to any of the Loan Parties or the Sponsor, the actual knowledge of any Person holding any of the positions (or successor position to any such position) set forth in Exhibit A to the Common Terms Agreement; provided, that each such Person shall be deemed to have knowledge of all events, conditions and circumstances described in any notice delivered to us pursuant to the terms of the Common Terms Agreement or any other CTA Financing Document.

“Performance Test” means (a) the Performance Tests under each of the EPC Contracts and (b) the Lenders’ Reliability Test.

“Project Parties” means the Material Project Parties and each other Person from time to time party to a Project Document (other than us).

“Secured CTA Working Capital Debt” means the CTA Working Capital Debt that is Secured Debt.

“Sponsor” means Cheniere Energy Partners, L.P.

Additional Secured Debt

The Common Terms Agreement provides that we may incur additional Secured Debt in the form of Secured Train 6 Debt, Secured Replacement Debt, Secured CTA Working Capital Debt and Secured PDE Debt in the future as described below. Any Secured Train 6 Debt, Secured Replacement Debt, Secured CTA Working Capital Debt or Secured PDE Debt will be treated in all respects as Secured Debt, sharing pari passu in the Collateral and in right of payment.

Secured Train 6 Debt. We will have the right to incur or issue additional senior secured Indebtedness that is recourse soley to us to finance the development, acquisition, ownership, occupation, construction, equipping, testing, repair, operation, maintenance and a use of Train 6 and the purchase and sale of natural gas and the sale of LNG, the export of LNG from Train 6 (and, if elected, the import of LNG to the extent we have all necessary

Government Approvals therefor), the transportation of natural gas to Train 6 by third parties, and the sale of other Services in connection with Train 6 or other products or by-products of Train 6 and all activities incidental thereto, in each case in accordance with the Transaction Documents.

Secured PDE Debt. We will have the right to incur senior secured Indebtedness in addition to other Senior Debt not exceeding the sume of $300,000,000 in the aggregate solely to finance Development Expenditures: that, subject to certain conditions (a) are required for compliance with Project Documents, insurance policies, Government Rules, Government Approvals and Prudent Industry Practices; or (b) are otherwise used for the Project; and provided that the Required Secured Parties satisfy or waive certain conditions as set forth in the Common Terms Agreement.

Secured Replacement Debt. We may incur Replacement Debt, the proceeds of which shall be used to refinance the Advances or replace commitments to provide the Advances subject to the prepayment terms thereof. We may incur Replacement Debt in our sole discretion, only if, prior to or on the date of incurrence thereof, certain conditions set forth in the Common Terms Agreement are satisfied or waived by the Required Secured Parties, including, but not limited to (a) the absence of any CTA Default or CTA Event of Default; (b) satisfaction of limits on maximum principal amount of the proposed Replacement Debt; (c) the material terms of the Replacement Debt shall not be materially more restrictive on us than the terms of the Secured Debt being replaced; (d) the Projected Debt Service Coverage Ratio each year through the terms of the FOB Sale and Purchase Agreements in effect as of such date shall not be less than (i) 2.00x with respect to all Cash Flows other than Cash Flows comprising the pass-through component of the cost of purchase and transportation of natural gas consumed for LNG production to the extent not already deducted as an operating expense, and (ii) 1.75x calculated solely with respect to (A) Monthly Sales Charges, (B) the fixed price component under the KOGAS FOB Sale and Purchase Agreement, and (C) all Cash Flows (other than Cash Flows comprising the pass-through component of the cost of purchase and transportation of natural gas consumed for LNG production to the extent not already deducted as an operating expense) under the GAIL FOB Sale and Purchase Agreement; provided that for purposes of the foregoing, the Projected Debt Service Coverage Ratio shall be determined by taking into account Cash Flows which shall be based on FOB Sale and Purchase Agreements, and only to the extent that Expansion Debt has been incurred, the Train Five and Train Six LNG Sales Agreements and (e) the Debt to Equity Ratio shall not exceed 75:25.

CTA Working Capital Debt. We may incur CTA Working Capital Debt. Any Secured CTA Working Capital Debt shall be treated in all respects as Secured Debt, sharing pari passu in the Collateral and in right of payment.

Repayment and Prepayment

Voluntary Prepayment

We have the right to prepay the Secured Debt at any time following the end of the Availability Period (or, in respect of prepayments funded through the use of Replacement Debt or prepayments of CTA Working Capital Debt, at any time) in minimum amounts of $10,000,000 with at least five Business Days’ prior written notice to the Intercreditor Agent, KEXIM, KSURE and each Secured Hedge Representative and each Secured Debt Holder Group Representative.

Voluntary Cancellation

We have the right to cancel any outstanding commitments of the Secured Debt Holders under the Secured Debt Instruments with at least five Business Days’ prior written notice to the Intercreditor Agent, KEXIM, KSURE and each Secured Debt Holder Group Representative (a) following (i) Substantial Completion of all trains of the Project and (ii) the Date of First Commercial Delivery under and as defined in the GN FOB Sale and Purchase Agreement, the KoGas FOB Sale and Purchase Agreement, the GAIL FOB Sale and Purchase Agreement, the Centrica FOB Sale and Purchase Agreement, and the Total FOB Sale and Purchase Agreement and, if the Train 6 Debt has been incurred, each Train 6 FOB Sale and Purchase Agreement, and the Train 1 DFCD under and as defined in the BG FOB Sale and Purchase Agreement or (b) with the consent of the Common Security Trustee in consultation with the Independent Engineer that the funds under the cancelled commitments are not necessary to achieve the Project Completion Date on or prior to the Date Certain.

Mandatory Prepayment

In addition to scheduled principal repayments, we are required to make the following mandatory payments on a pro rata basis with other Senior Secured Debt:

(a)	upon total or partial loss of the Project where insurance or condemnation proceeds are not applied to restoration or repairs;

(b)	to the extent of any Net Cash Proceeds received from sales of assets (other than asset disposals in the ordinary course of business, including sales of LNG, natural gas and other commercial products) that are in excess of (i) in the case of any of our senior debt other than notes, $50,000,000 individually or $200,000,000 in the aggregate over the term of the Common Terms Agreement and (ii) in the case of the notes or any additional notes that we may issue, as set forth in the indenture or the document governing such other notes, and that are not used to purchase replacement assets within 180 days following receipt thereof (or 270 days if a commitment to purchase replacement assets is entered into within 180 days following the receipt of such proceeds);

(c)	to the extent required by Section 2.6(j) of the Common Terms Agreement;

(d)	to the extent of the amount of any performance liquidated damages in excess of (i) in the case of any of our senior debt other than notes, $10,000,000 in the aggregate and (ii) in the case of the notes or any additional notes that we may issue, as set forth in the indenture or the document governing such other notes, on account of any diminution to the performance of the Project required to be paid by Bechtel or any other Material Project Party not used to address any deficiency resulting from such diminution in performance;

(e)	to the extent of the amount of all proceeds received from any Escrowed Amounts (as defined in each of the EPC Contracts) after the Project Completion Date, unless we are permitted to make a Restricted Payment on the next succeeding quarterly payment date;

(f)	other than in respect of any senior bonds (unless the instrument governing such senior bonds so requires), amounts on deposit in the Distribution Account for 4 consecutive scheduled principal payment dates;

(g)	on the Project Completion Date, an amount equal to (i) the positive difference, if any, between total Project Costs as indicated in the Construction Budget delivered on June 30, 2015 or the revised Construction Budget at least five (5) Business Days prior to the incurrence of any Train 6 Debt, if applicable, and the actual incurred and paid or reserved Project Costs as of the Project Completion Date, multiplied by (ii) 70% of the quotient of (A) the obligations outstanding under the Credit Agreements divided by (B) Total Debt (excluding CTA Working Capital Debt and any other Senior Debt that was incurred but not used for Project Costs); and

(h)	upon the occurrence of a KOGAS Termination Trigger Event, such amounts as are required pursuant to the Accounts Agreement to be distributed from the Equity Proceeds Account or the Distribution Account, as applicable, and applied to the prepayment of the KEXIM Covered Facility Loans, the KEXIM Direct Facility Loans, the KSURE Covered Facility Loans and any other amounts under the CTA Financing Documents required to be paid in connection therewith, as further described under the heading “—Summary Description of Principal Finance Documents—Pre-Completion Account Flows—Equity Proceeds Account,” and “—Summary Description of Principal Finance Documents—Post-Completion Account Flows—Distribution Account”.

The indenture provides that not all of the foregoing mandatory prepayments are applicable to the notes, and the mandatory prepayment levels in many cases are higher than as set forth in the Common Terms Agreement.

Certain Covenants

Set forth below are summaries of certain affirmative and negative covenants contained in the Common Terms Agreement.

Separateness

We must comply at all times with the separateness provisions including, but not limited to, having at all times one independent manager, preparing and maintaining our own separate books and financial records and statements, observing all limited liability company procedures and maintaining adequate capitalization.

Project Documents

We must (i) perform and observe in all material respects all of our covenants and obligations contained in each of the Material Project Documents, (ii) take all reasonable and necessary action to prevent the termination or cancellation of any Material Project Document in accordance with the terms of such Material Project Documents or otherwise (except for the expiration of any such agreement in accordance with its terms and not as a result of a breach or default thereunder), (iii) exercise any renewal options contained in the Sublease, and (iv) enforce against the relevant Material Project Party each material covenant or material obligation of each Material Project Document to which such Person is a party in accordance with its terms.

We must cause all Cash Flows received from any Project Party or any other Person to be deposited in the applicable accounts as specified in the Accounts Agreement. We are subject to a number of further restrictions relating to our ability to take certain enumerated actions with respect to the Material Project Documents and Government Approvals, as set forth in the Common Terms Agreement.

Insurance

We must keep the Project property insured with financially sound insurers with all risk property and general liability coverage (including deductibles and exclusions) and in such form and amounts as are customary for project facilities of similar type and scale to the Project (including, prior to Final Completion, delay in start-up coverage and, after Final Completion, business interruption). We must cause with limited exceptions each insurance policy to name the Common Security Trustee on behalf of the Secured Parties and the Secured Parties as additional insureds.

Project Construction; Maintenance of Properties

We must use commercially reasonable efforts to perform, or cause to be performed, all work and services required or appropriate in connection with the design, engineering, construction, testing and commencement of operations of the Project.

Maintenance of Liens

We must grant a security interest to the Common Security Trustee in our interest in all Project assets and Project Documents acquired or entered into, as applicable, from time to time (except to the extent expressly permitted to be excluded from the Liens created by the Security Documents pursuant to the terms thereof) and shall take, or cause to be taken, all action reasonably required by the Common Security Trustee to maintain and preserve the Liens created by the Security Documents to which it is a party and the priority of such Liens. We must from time to time execute or cause to be executed any and all further instruments (including financing statements, continuation statements and similar statements with respect to any Security Document) reasonably requested by the Common Security Trustee for such purposes. We must preserve and maintain good, legal and valid title to, or rights in, the collateral granted pursuant to the Security Documents free and clear of Liens other than CTA Permitted Liens. We must promptly discharge at our cost and expense, any Lien (other than CTA Permitted Liens) on the collateral granted pursuant to the Security Documents.

Use of Proceeds

We must use the proceeds of the Secured Debt solely for purposes permitted in the applicable Secured Debt Instruments.

Interest Rate Protection Agreements

We must maintain Interest Rate Protection Agreements on terms reasonably satisfactory to us and the Required Secured Parties (A) with respect to no less than 45% (calculated on a weighted average basis) of the projected aggregate outstanding balance of the Facility Debt and Additional Secured Debt, and (B) with respect to no less than 65% (calculated on a weighted average basis) of the projected aggregate outstanding balance of the Facility Debt and Additional Secured Debt, in each case, for a term of no less than five (5) years. We must also enter into additional Interest Rate Protection Agreements as and when required in accordance with the terms of the Hedging Program and otherwise comply in all material respects with the Hedging Program.

EPC Operating Budget

No less than 45 days prior to the Substantial Completion of each Train of the Project, and no less than 45 days prior to the beginning of each calendar year thereafter, we must prepare a proposed operating plan and a budget setting forth in reasonable detail the projected requirements for Operation and Maintenance Expenses for the ensuing calendar year (or, in the case of the initial EPC Operating Budget, the remaining portion thereof) and provide the Independent Engineer, the Common Security Trustee, and each Secured Debt Holder Group Representative with a copy of such operating plan and budget (the “EPC Operating Budget”). Each EPC Operating Budget shall be prepared in accordance with a form approved by the Independent Engineer, shall set forth all material assumptions used in the preparation of such Operating Budget, and shall become effective upon approval of the Common Security Trustee, acting reasonably and in consultation with the Independent Engineer; provided, that if the Common Security Trustee shall not have approved or disapproved the EPC Operating Budget within 30 days after receipt thereof, such EPC Operating Budget shall be deemed to have been approved. If we do not have an effective annual EPC Operating Budget before the beginning of any calendar year, until such proposed EPC Operating Budget is approved, the EPC Operating Budget most recently in effect shall continue to apply.

Other Documents and Information

We must furnish the Common Security Trustee with customary information regarding various regulatory and governmental filings and information as set forth in the Common Terms Agreement.

Debt Service Coverage Ratio

We cannot permit the Debt Service Coverage Ratio as of the end of any fiscal quarter from and following the Initial Quarterly Payment Date to be less than 1.15 to 1.00; provided, that in the event that the Debt Service Coverage Ratio is less than 1.15 to 1.00 but greater than 1.00 to 1.00, any of our direct or indirect owners may provide cash to us, not later than 10 Business Days following the last day of such fiscal quarter in the form of equity contributions or subordinated shareholder loans in order to increase the Debt Service Coverage Ratio to 1.15 to 1.00; provided, that such right shall not be exercised more than two consecutive fiscal quarters nor, with respect to each relevant Secured Debt Instrument, more than four times over the term of such Secured Debt Instrument.

CTA Working Capital Debt

If we incur any CTA Working Capital Debt, we must use commercially reasonable efforts to ensure that the maturity of such CTA Working Capital Debt does not occur prior to the Final Maturity Date.

Debt Service Reserve Amount

Prior to the earlier to occur of (x) the making of any Restricted Payments and (y) six months following the Project Completion Date, we must have deposited in the Senior Debt Facilities Debt Service Reserve Account an amount necessary to pay the forecasted Debt Service in respect of Secured Debt through and including the next two Payment Dates, as calculated pursuant to the definition of “Required Debt Service Reserve Amount” in the Common Terms Agreement (six months in the case of any Senior Debt that does not have quarterly payment dates) provided that in the event a Restricted Payment is made from the Equity Proceeds Account prior to the Project Completion Date (as further described under the heading “—Summary Description of Principal Finance Documents—Pre-Completion Account Flows—Equity Proceeds Account”), we must have deposited in the Senior Debt Facilities Debt Service Reserve Account an amount projected by the Common Security Trustee to be the amount necessary to pay the forecasted Debt Service in respect of Secured Debt on the two Quarterly Payment Dates following the projected Project Completion Date, taking into account, with respect to interest, the amount of interest that would accrue on the aggregate amount of Advances until such second Quarterly Payment Date.

Fundamental Changes

We must not:

(1)	change our legal form, amend our Amended and Restated Limited Liability Company Agreement (except any amendments in connection with permitted sales or transfers of ownership interests or other immaterial amendments) or any other organizational document, merge into or consolidate with, or acquire (in one transaction or series of related transactions) all or any business, any equity interest in or any material part of the assets or property of any other Person and shall not liquidate, wind up, reorganize, terminate or dissolve;

(2)

convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, any assets in excess of $65,000,000 per year except: (i) sales or other dispositions of assets no longer used or useful in our business in the ordinary course of our business and that could not reasonably be expected to result in a Material Adverse Effect, (ii) sales or other dispositions of

LNG (or other commercial products) in accordance with the Project Documents, (iii) sales, transfers or other dispositions of Permitted Investments, (iv) Restricted Payments made in accordance with the CTA Financing Documents, (v) sales of Services in the ordinary course of business, (vi) sales of any LNG related to additional liquefaction trains developed by us, (vii) transfers or novations of Interest Rate Protection Agreements in accordance with the Common Terms Agreement, (viii) sales or other dispositions of the Improved Facilities (as defined in the Cooperation Agreement) and (ix) conveyance to gas transmission companies of gas interconnection or metering facilities built using Capital Expenditures permitted by the covenant described under “—Capital Expenditures” below; or

(3)	permit the Project or any material portion thereof to be removed, demolished or materially altered, unless (A) such material portion that has been removed, demolished or materially altered has been replaced or repaired as permitted under the CTA Financing Documents or (B) such removal or alteration is (x) in accordance with Prudent Industry Practices (as certified by the Independent Engineer, acting reasonably) and could not reasonably be expected to result in a Material Adverse Effect or (y) required by applicable Government Rule.

Nature of Business

We must not:

(1)	engage in any business or activities other than the Development and the development of additional liquefaction trains and any activities incidental thereto;

(2)	permit to exist any Subsidiary of us; or

(3)	sponsor, maintain, administer, or have any obligation to contribute to, or any liability under, any Plan (as defined in the Common Terms Agreement) or Multiemployer Plan (as defined in the Common Terms Agreement) or plan that provides for post-retirement welfare benefits.

Performance Tests and Liquidated Damages

We cannot agree to the amount of any performance- or delay-related liquidated damages in excess of $15,000,000 without the prior written approval of the Common Security Trustee.

Restrictions on Indebtedness

We cannot directly or indirectly create, incur, assume, permit, suffer to exist or otherwise be or become liable with respect to any Indebtedness; except for the following permitted indebtedness, subject to certain limitations (“CTA Permitted Indebtedness”):

(a)	Senior Debt;

(b)	certain unsecured Indebtedness incurred by us to finance working capital and other general corporate purposes;

(c)	certain purchase money Indebtedness or Capital Lease Obligations to the extent incurred in the ordinary course of business to finance the acquisition or licensing of intellectual property or items of equipment;

(d)	certain other unsecured Indebtedness for borrowed money subordinated to the Obligations pursuant an instrument in writing satisfactory in form and substance to the Required Secured Parties and that is not in excess of $200,000,000 in the aggregate;

(e)	trade or other similar Indebtedness incurred in the ordinary course of business, which is (i) not more than 90 days past due, or (ii) being contested in good faith and by appropriate proceedings;

(f)	certain contingent liabilities incurred in the ordinary course of business;

(g)	any obligations under Permitted Hedging Agreements; and

(h)	certain additional categories of Permitted Indebtedness, as set forth in the Common Terms Agreement.

Development Expenditures

We cannot make any Development Expenditures except for the following permitted development expenditures:

(a)	expenditures that are required in order to comply with Project Documents, insurance policies, Government Rules or Government Approvals, or Prudent Industry Practices; or

(b)	expenditures that are otherwise used for the Project; and

(c)	are funded by equity or CTA Permitted Indebtedness issued by us, (ii) are funded from the Distribution Account, (iii) are funded by insurance proceeds, or (iv) are contemplated by the then-effective EPC Operating Budget, and, in the case of (i), (ii) or (iii), could not reasonably be expected to have a Material Adverse Effect or materially and adversely affect us under the TUA.

Restricted Payments

We cannot make or agree to make, directly or indirectly, any Restricted Payments except as permitted under the provisions of the Accounts Agreement described in the Description of Notes under the caption “—Summary Description of Principal Finance Documents—Post-Completion Cash Flows—Equity Proceeds Account” and “—Summary Description of Principal Finance Documents—Post-Completion Account Flows—Distribution Account.”

Limitation on Liens

We cannot create, assume, incur, permit or suffer to exist any Lien upon the collateral granted pursuant to the Security Documents, whether now owned or hereafter acquired, except for the following permitted liens (“CTA Permitted Liens”):

(a)	Liens in favor, or for the benefit, of the Secured Parties created or permitted pursuant to the Security Documents;

(b)	Liens securing Indebtedness with respect to Permitted Hedging Agreements and Indebtedness described in clause (c) of Permitted Indebtedness;

(c)	Liens which are scheduled exceptions to the coverage afforded by the Title Policy on June 30, 2015;

(d)	the Liens created pursuant to the Real Property Documents;

(e)	capital leases and purchase money liens on property purchased securing obligations not in excess of $20,000,000 in the aggregate; and

(f)	certain additional categories of Permitted Liens as set forth in the Common Terms Agreement.

EPC and Construction Contracts

We cannot:

(a)	except for Change Orders specified in a schedule to the Common Terms Agreement, and subject to certain provisos set forth in the Common Terms Agreement, initiate or consent to (without the consent of the Required Secured Parties in consultation with the Independent Engineer) any Change Order that, among other actions, increases the contract price of either of the EPC Contracts as of June 30, 2015;

(b)	approve any plan under any of the EPC Contracts without the consent of the Common Security Trustee (in consultation with the Independent Engineer);

(c)	certify to, consent to or otherwise request or permit through a Change Order or otherwise without the consent of the Common Security Trustee (in consultation with the Independent Engineer) the occurrence of Substantial Completion or Ready for Start Up with respect to each Train, or make any election to take care, custody and control of the Project (or any portion thereof) pursuant to any of the EPC Contracts;

(d)	collect on the letter of credit posted by Bechtel as required under any of the EPC Contracts unless there are no future payments owed to Bechtel against which we may offset the amounts due to us; or

(e)	without consent of the Common Security Trustee (in consultation with the Independent Engineer):

(i)	initiate or consent to any (A) Change Order that directly or indirectly specifies the capital spare parts to be delivered to the Site by the Bechtel pursuant to the EPC Contract (Trains 1 and 2), taking into account any other capital spare parts that we intend to acquire directly, or (B) material change to a two year inventory of such capital spare parts; or

(ii)	consent to any initial integration plan proposed by Bechtel under any of the EPC Contracts.

Gas Purchase Contracts and LNG Sales Contracts

We cannot enter into gas purchase contracts with firm receipt obligations for a volume of gas in excess of that which is required for us to be able to meet our obligations under the FOB Sale and Purchase Agreements, the CMI LNG Sale and Purchase Agreement and any other LNG sales agreements entered into as permitted under the Common Terms Agreement.

We cannot enter into any LNG sales contracts except for (i) the FOB Sale and Purchase Agreements, (ii) the Train 6 FOB Sale and Purchase Agreements, (iii) the CMI LNG Sale and Purchase Agreement, (iv) LNG sales contracts with a term of less than two years with counterparties who at the time of execution of the contract were rated at least BBB- by S&P, BBB- by Fitch, or Baa3 by Moody’s, or who provide a guaranty from an affiliate with such a rating, (v) LNG sales contracts with a term of less than two years with counterparties who are not at the time of execution of the contract rated at least BBB- by S&P, BBB- by Fitch, or Baa3 by Moody’s to the extent the counterparty provides a letter of credit from a financial institution rated at least A- by S&P or A3 by Moody’s with respect to its estimated obligations under the contract for a period of 60 days, (vi) LNG sales contracts with a term of two (2) or more years, provided, that (I) the counterparties are at the time of execution of the contract rated at least BBB- by S&P, BBB- by Fitch, or Baa3 by Moody’s, or provide a guaranty from an affiliate with such a rating, and (II) entry into the contract is approved by the Required Secured Parties, which consent shall not be unreasonably withheld, (vii) LNG sales contracts with a term of six months or less, or (viii) LNG sales contracts with counterparties who prepay (in cash) for their LNG purchase obligations under such contracts; provided, that in the case of clauses (iv), (v), (vi), (vii) and (viii), performance under such contracts shall not adversely affect our ability to meet our obligations under the FOB Sale and Purchase Agreements and, if Train 6 Debt has been incurred, the Train 6 FOB Sale and Purchase Agreements.

Events of Default

Each of the following is a “CTA Event of Default” under the Common Terms Agreement:

(1)	default in the payment when due of any principal of any Secured Debt; unless (x) such default is caused by an administrative or technical error and (y) payment is made within three Business Days of its due date;

(2)	default in the payment when due of any interest on any Secured Debt or any fee or any other amount or Obligation payable under the Common Terms Agreement, any Secured Debt Instrument, any Secured Hedge Instrument or any other CTA Financing Document and such default continues unremedied for a period of three Business Days after the occurrence of such default;

(3)	default with respect to (x) Additional Secured Debt or (y) any Indebtedness of SPLNG or us that is in excess of $100,000,000 in the aggregate (other than any amount due in respect of Additional Secured Debt or Facility Debt) and continued beyond any applicable grace period, the effect of which has been to cause the entire amount of such Indebtedness under this clause (y) to become due (whether by redemption, purchase, offer to purchase or otherwise) and such Indebtedness under this clause (y) remains unpaid or the acceleration of its stated maturity unrescinded;

(4)

we or any other Loan Party fail to comply with certain covenants regarding maintenance of existence; compliance with anti-terrorism laws, money laundering laws or laws of the Office of Foreign Assets Control of the U.S. Department of Treasury (except where caused by administrative or technical error); maintenance of Liens; use of proceeds; Debt Service Coverage

Ratio; fundamental changes; nature of business; restrictions on Indebtedness; Restricted Payments; limitation on Liens; margin regulations; Hedging Agreements; Guarantees (as defined in the Common Terms Agreement); sale of natural gas in interstate commerce; and environmental claims’ and notice;

(5)	we or any other Loan Party fail to comply with certain covenants regarding compliance with environmental laws; compliance with anti-terrorism laws, money laundering laws or laws of the Office of Foreign Assets Control of the U.S. Department of Treasury (caused by administrative or technical error); taxes; maintenance of Liesn; fundamental changes; nature of business; Project Documents; transactions with Affiliates; Accounts; EPC and construction contracts; GAAP; Permitted Investments and notice requirements and such default continues uncured for a 15-day period after (i) we receive written notice of such default from the Common Security Trustee or any Secured Debt Holder Group Representative, Secured Hedge Representative or Secured Gas Hedge Representative or (ii) we obtain Knowledge of such default;

(6)	we or any other Loan Party, as applicable, fail to comply with any other covenant or agreement to be performed or observed under the CTA Financing Documents; provided, that if such failure is capable of remedy, no CTA Event of Default will occur if such default is remedied within a 30-day period (extended up to 90 days if such failure is not capable of remedy within 30 days) after our receipt of written notice of such default from the Common Security Trustee or any Secured Debt Holder Group Representative, Secured Hedge Representative or Secured Gas Hedge Representative;

(7)	any representation or warranty made by us or any other Loan Party in any CTA Financing Document, certificate, financial statement, or other document furnished to the Common Security Trustee or any Secured Debt Holder proves to have been false or misleading as of the time made, provided, that such incorrect representation or warranty would not reasonably expected to result in a Material Adverse Effect or is capable of being cured and is cured within 60 days after the earlier of (i) our receipt of written notice of such default from the Common Security Trustee or any Secured Debt Holder Group Representative, Secured Hedge Representative or Secured Gas Hedge Representative or (ii) our Knowledge of such default;

(8)	(i) any Material Project Document shall cease to be valid and binding or in full force and effect or shall have material Impairment (except in ordinary course (and not related to any default or early termination right thereunder)); (ii) we or any Material Project Party are in material breach or default, or a termination event shall occur under the FOB Sale and Purchase Agreements, the EPC Contracts or the Sabine Pass Liquefaction TUA, (iii) we or any other Project Party shall be in breach or default, or a termination event shall occur, under any other Project Document or Consent and any such event under this clause (iii) could reasonably be expected to result in a Material Adverse Effect; provided, however, that no Event of Default shall have occurred pursuant to this clause (8) if (A) in the case of the occurrence of an event under clause (i), (ii) or (iii) above, such breach, default, termination event, or other event is cured within the lesser of 60 days of such breach, default, termination event, or other event and the cure period permitted under the applicable Project Document with respect to such breach, default, termination event, or other event or (B) in the case of the occurrence of any of the events set forth in clause (i), (ii) or (iii) above with respect to any Project Document, we notify the Common Security Trustee that we intend to replace such Project Document and diligently pursue such replacement and the applicable Project Document is replaced within 180 days with a Project Document or Additional Material Project Document, as applicable, that is on terms and conditions that are and with a Project Party that is reasonably acceptable to the Required Secured Parties;

(9)	any Government Approval related to us or the Development shall be Impaired and such Impairment could reasonably be expected to have a Material Adverse Effect unless (i) we provide a reasonable remediation plan within 10 Business Days following our Knowledge of the occurrence of such Impairment, (ii) we diligently pursue the implementation of such remediation plan and (iii) such Impairment is cured within 90 days of the occurrence thereof;

(10)	a Bankruptcy shall occur with respect to (i) any Loan Party, (ii) SPLNG, or (iii) if prior to Final Completion, the EPC Contractor or Bechtel Global Energy, Inc.;

(11)	(x) Prior to the Project Completion Date, a judgment or order, or series of judgments or orders, for the payment of money in excess of $200,000,000 in the aggregate or a final judgment or order, or series of final judgments or orders, for the payment of money in excess of $120,000,000 in the aggregate, or (y) following the Project Completion Date, a final judgment or order, or series of judgments or orders, for the payment of money in excess of $120,000,000 in the aggregate (net of insurance proceeds which are reasonably expected to be paid), in either case shall be rendered against any Loan Party, in each case, by one or more Government Authorities, arbitral tribunals or other bodies having jurisdiction over any such entity and the same shall not be discharged (or provision shall not be made for such discharge), dismissed or stayed, within 45 days from the date of entry of such judgment or order or judgments or orders;

(12)	the Common Terms Agreement or any other CTA Financing Documents or any material provision of any CTA Financing Document, (i) is declared by a court of competent jurisdiction to be illegal or unenforceable, (ii) should otherwise cease to be valid and binding or in full force and effect or shall result in material Impairment (in each case, except in connection with its expiration in accordance with its terms in the ordinary course (and not related to any default under the Common Terms Agreement)) or (iii) is (including the enforceability thereof) expressly terminated, contested or repudiated by any Loan Party, the Sponsor, or any Affiliate of any of them;

(13)	an Event of Loss occurs (unless, in the case of an Event of Loss of all or substantially all of the pipelines necessary to supply gas to the Project, such Event of Loss constitutes Force Majeure);

(14)	the Sponsor fails to (i) hold directly or indirectly more than 50% of the ownership interests in us or (ii) control, directly or indirectly (without granting to any other Person any negative controls over its right to exercise such control), voting rights with more than 50% of the votes of all classes in us;

(15)	a Secured Party shall become subject to certain regulations solely by virtue of (i) the ownership or the operation of the Project or (ii) the execution, delivery or performance of the Transaction Documents;

(16)	failure of (a) the Train 1 DFCD under and as defined in the BG FOB Sale and Purchase Agreement to occur on or before the BG DFCD Deadline (as defined in the Common Terms Agreement), (b) the failure of the Date of First Commercial Delivery under and as defined in the GN FOB Sale and Purchase Agreement to occur on or before the GN DFCD Deadline (as defined in the Common Terms Agreement), (c) the Date of First Commercial Delivery under and as defined in the KOGAS FOB Sale and Purchase Agreement to occur on or before the KOGAS DFCD Deadline (as defined in the Common Terms Agreement), or (d) the Date of First Commercial Delivery under and as defined in the GAIL FOB Sale and Purchase Agreement to occur on or before the GAIL DFCD Deadline (as defined in the Common Terms Agreement), (e) the Date of First Commercial Delivery under and as defined in the Centrica FOB Sale and Purchase Agreement to occur on or before the Centrica DFCD Deadline (as defined in the Common Terms Agreement), (f) the Date of First Commercial Delivery under and as defined in the Total FOB Sale and Purchase Agreement to occur on or before the Total DFCD Deadline (as defined in the Common Terms Agreement) or (g) if Train 6 Debt has been incurred, the Date of First Commercial Delivery under and as defined in each Train 6 FOB Sale and Purchase Agreement to occur on or before the applicable Train 6 DFCD Deadline (as defined in the Common Terms Agreement), unless in any such case, unless in any such case, (x) the Common Security Trustee shall have received a certificate of the Independent Engineer on or before such deadline, certifying that in its opinion Train 1 DFCD under and as defined in the BG FOB Sale and Purchase Agreement or the Date of First Commercial Delivery under the other FOB Sale and Purchase Agreements, as applicable, could reasonably be expected to occur (which shall include consideration of our available cash) thirty (30) days prior to the date that the Buyer under the applicable FOB Sale and Purchase Agreement would have the right to terminate thereunder for failure to achieve Train 1 DFCD or Date of First Commercial Delivery, as applicable, in each case without giving effect to any extended cure period for the benefit of the lenders under the Credit Agreements in any direct agreement between the Common Security Trustee and such Buyer and (y) the Train 1 DFCD or the Date of First Commercial Delivery, as applicable, is in fact achieved by no later than such thirty (30) days prior to such date;

(17)	failure to achieve the Project Completion Date by the Date Certain; and

(18)	additional events of default in respect of (i) certain ERISA events, (ii) our failure to maintain insurance, (iii) failure to maintain Liens, (iv) an Event of Abandonment occurs, and (v) certain force majeure events.

Working Capital Facility

In September 2015, we entered into the Working Capital Facility. The Working Capital Facility is intended to be used for Working Capital Loans, the issuance of Letters of Credit as well as for Swing Line Loans primarily for certain working capital requirements related to developing and placing into operation the Liquefaction Project. We may, from time to time, request increases in the commitments under the Working Capital Facility of up to $760 million and, upon the completion of the debt financing of Train 6 of the Liquefaction Project, request an incremental increase in commitments of up to an additional $390 million. As of September 30, 2015, we had $1.1 billion of available commitments, $127.6 million aggregate amount of issued Letters of Credit and no Working Capital Loans, Swing Line Loans or loans deemed made in connection with a draw upon a LC Loan outstanding under the Working Capital Facility. As of December 31, 2014, we had issued letters of credit in an aggregate amount of $9.5 million, and no draws had been made upon any letters of credit issued under the LC Agreement.

Working Capital Facility Loans accrue interest at a variable rate per annum equal to LIBOR or the base rate (equal to the highest of the senior facility agent’s published prime rate, the federal funds effective rate, as published by the Federal Reserve Bank of New York, plus 0.50% and one month LIBOR plus 0.50%), plus the applicable margin. The applicable margin for LIBOR Working Capital Facility Loans is 1.75% per annum, and the applicable margin for base rate Working Capital Facility Loans is 0.75% per annum. Interest on Swing Line Loans and LC Loans is due and payable on the date the loan becomes due. Interest on LIBOR Working Capital Loans is due and payable at the end of each applicable LIBOR period, and interest on base rate Working Capital Loans is due and payable at the end of each fiscal quarter. However, if such base rate Working Capital Loan is converted into a LIBOR Working Capital Loan, interest is due and payable on that date. Additionally, if the loans become due prior to such periods, the interest also becomes due on that date.

We pay (1) a commitment fee on the average daily amount of the excess of the total commitment amount over the principal amount outstanding without giving effect to any outstanding Swing Line Loans in an amount equal to an annual rate of 0.70% and (2) a Letter of Credit fee equal to an annual rate of 1.75% of the undrawn portion of all Letters of Credit issued under the Working Capital Facility. If draws are made upon a Letter of Credit issued under the Working Capital Facility and we do not elect for such LC Draw to be deemed an LC Loan, we are required to pay the full amount of the LC Draw on or prior to the business day following the notice of the LC Draw. An LC Draw accrues interest at an annual rate of 2.0% plus the base rate. As of September 30, 2015, no LC Draws had been made upon any Letters of Credit issued under the Working Capital Facility.

The Working Capital Facility matures on December 31, 2020, and the outstanding balance may be repaid, in whole or in part, at any time without premium or penalty upon three business days’ notice. LC Loans have a term of up to one year. Swing Line Loans terminate upon the earliest of (1) the maturity date or earlier termination of the Working Capital Facility, (2) the date 15 days after such Swing Line Loan is made and (3) the first borrowing date for a Working Capital Loan or Swing Line Loan occurring at least three business days following the date the Swing Line Loan is made. We are required to reduce the aggregate outstanding principal amount of all Working Capital Loans to zero for a period of five consecutive business days at least once each year.

The Working Capital Facility contains conditions precedent for extensions of credit, as well as customary affirmative and negative covenants. Our obligations under the Working Capital Facility are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes and 2015 Credit Facilities.

EPC Contract (Trains 1 and 2)

We have entered into the EPC Contract (Trains 1 and 2) with Bechtel.

Parent Guarantee

Bechtel Global Energy, Inc. guarantees Bechtel’s obligations under the EPC Contract (Trains 1 and 2).

Scope of Work

The work to be performed by Bechtel includes procurement, engineering, design, installation, training, commissioning and placing into service of Trains 1 and 2 and related facilities, each with a nominal production capacity of approximately 4.5 mtpa of LNG.

Contract Price

The total contract price of the EPC Contract (Trains 1 and 2) is approximately $4.1 billion (the “Contract Price”), reflecting amounts incurred under change orders through September 30, 2015. Total expected capital costs for Trains 1 through 5 are estimated to be between $12.5 billion and $13.5 billion before financing costs and between $17.0 billion and $18.0 billion after financing costs, including, in each case, estimated owner’s costs and contingencies. Our cost estimates are subject to changes as described in “Risk Factors—Risks Relating to the Completion of Our Proposed Liquefaction Facilities and the Development and Operation of Our Business.”

Bechtel Change Orders

The EPC Contract (Trains 1 and 2) also entitles Bechtel to a change order amending its rights and obligations to the extent it is adversely affected by any of the following: (i) a change in law, (ii) certain acts or omissions by us, (iii) force majeure, (iv) acceleration of work by us, (v) delay in delivery of insurance proceeds in the case of insured loss, (vi) suspension in work ordered by us, (vii) subsurface soil conditions materially different from those described in the geotechnical studies, (viii) discovery of hazardous materials for which we are responsible, (ix) physical damage caused by a third party not under Bechtel’s control, and (x) other specified reasons in the EPC Contract (Trains 1 and 2).

Our Change Orders

The EPC Contract (Trains 1 and 2) entitles us to a change order unilaterally up to certain thresholds and thereafter upon request provided that agreement is reached on any changes to the contract price, project schedule, design, payment schedule, minimum acceptance criteria, performance guarantee and any other obligation of Bechtel under the EPC Contract (Trains 1 and 2).

Down Payment Security

Bechtel has provided a letter of credit in the amount of 10% of the contract price. The amount of the letter of credit will decrease to an aggregate amount of (i) 7% of the contract price after substantial completion of Train 1 such that it can receive natural gas and produce and transfer LNG, (ii) 4% of the contract price after substantial completion of Train 2 such that it can receive natural gas and produce and transfer LNG, (iii) 2% of the contract price after the expiration of the defect correction period for Train 1, and (iv) zero % of the contract price after the expiration of the defect correction period for Train 2; provided that, all delay liquidated damages due and owing have been paid by Bechtel and each of Trains 1 and 2 has either achieved the performance guarantee or Bechtel has paid the applicable performance liquidated damages.

Warranty

In the EPC Contract (Trains 1 and 2), Bechtel warrants that (i) the equipment will be new (unless otherwise specified in the EPC Contract (Trains 1 and 2)) and of good quality, (ii) the work and the equipment will meet the requirements of the EPC Contract (Trains 1 and 2), including good engineering and construction practices and applicable laws, codes and standards, and (iii) the work and the equipment will be free from encumbrances to title.

Until 18 months after substantial completion of each of Trains 1 and 2, Bechtel will be liable to promptly correct any work that is found defective with respect to such Train.

Minimum Acceptance Criteria Not Achieved

If either Train 1 or Train 2 fails to achieve 95% of the performance guarantee set forth in the EPC Contract (Trains 1 and 2) by the applicable guaranteed substantial completion date, then (i) substantial completion of such Train will not occur and (ii) Bechtel will pay delay liquidated damages. In addition, Bechtel is required to attempt for 10 months thereafter to correct the work to enable the Train to achieve the minimum acceptance criteria and otherwise achieve substantial completion. If the Train has not achieved the minimum acceptance criteria and substantial completion at the end of this 10-month period, then we have the option, in our sole discretion, of either (i) granting Bechtel an additional 10-month correction period or (ii) declaring a Bechtel default.

Performance Liquidated Damages

If either Train 1 or Train 2 has not achieved the performance guarantee within a specified period after the guaranteed substantial completion date, then Bechtel is required to pay the applicable performance liquidated damages.

Delay Liquidated Damages

If substantial completion of Train 1 or Train 2 occurs after the applicable guaranteed substantial completion date, Bechtel will pay us the applicable daily rate of delay liquidated damages as defined in the EPC Contract (Trains 1 and 2) until substantial completion of such Train occurs, subject to a cap.

Schedule Bonus

Bechtel is entitled to receive specified bonuses for timely substantial completion of Train 1 or Train 2.

Suspension

We have the right to suspend the work for such time as we may require. Except where such suspension is due to Bechtel’s or its subcontractors’ fault, Bechtel shall be entitled to a change order to recover the reasonable costs of such suspension. If suspension of all of the work continues for an individual period exceeding 90 consecutive days, or if one or more suspension periods continue for more than 120 days in the aggregate, and provided such suspension is not due to the fault of Bechtel or its subcontractors or force majeure, then Bechtel shall have the right to terminate the EPC Contract (Trains 1 and 2).

Bechtel may also suspend the work under the EPC Contract (Trains 1 and 2) if we fail to pay any undisputed amount owing to Bechtel or if we fail to escrow disputed amounts in excess of $10 million as required by the EPC Contract (Trains 1 and 2).

Termination by us for Bechtel Default

If Bechtel (i) fails to timely commence the work, (ii) abandons the work, (iii) fails to materially comply with its material obligations, (iv) makes an unpermitted assignment, (v) fails to maintain required insurance, (vi) materially disregards applicable law or applicable standards and codes, or (vii) an insolvency event occurs with respect to Bechtel or its guarantor, then we have the right to require that Bechtel cure such default. If Bechtel fails to cure such default, or if Bechtel or its guarantor experiences an insolvency event, we, without prejudice to our other rights, may terminate the EPC Contract (Trains 1 and 2).

Termination by us for Convenience

We also have the right to terminate the EPC Contract (Trains 1 and 2) for our convenience, in which case Bechtel will be paid (i) the portion of the Contract Price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum up to $30,000,000 depending on the termination date if the EPC Contract (Trains 1 and 2) is terminated after issuance of the notice to proceed.

Termination by Bechtel for our Default

If we (i) fail to pay any undisputed amount, (ii) fail to materially comply with any of our material obligations, or (iii) experience an insolvency event, then Bechtel has the right to provide written notice demanding that such default be cured. If we fail to cure such default or we experience an insolvency event, Bechtel may terminate the EPC Contract (Trains 1 and 2).

Termination in the Event of an Extended Force Majeure

If one force majeure event causes suspension of a substantial portion of the work for more than 100 consecutive days or any one or more force majeure events causes suspension of a substantial portion of the work for a period exceeding 180 days in the aggregate during any continuous 24-month period, then either party may terminate the EPC Contract (Trains 1 and 2).

Limitation on Bechtel’s Liability

Bechtel’s liability under the EPC Contract (Trains 1 and 2) is limited as specified in the EPC Contract (Trains 1 and 2), except that this limit does not apply to certain indemnification obligations, to Bechtel’s title warranty, or to Bechtel’s obligation to complete all work required to ensure that each Train is ready to receive natural gas and produce LNG.

Assignment

The parties may not assign the EPC Contract (Trains 1 and 2) without prior written consent of the other party; however, we have the right to assign the EPC Contract (Trains 1 and 2) to our affiliates with notice to Bechtel and may collaterally assign to any lender without Bechtel’s consent.

EPC Contract (Trains 3 and 4)

We have entered into the EPC Contract (Trains 3 and 4) with Bechtel.

Parent Guarantee

Bechtel Global Energy, Inc. guarantees Bechtel’s obligations under the EPC Contract (Trains 3 and 4).

Scope of Work

The work to be performed by Bechtel includes (i) procurement, engineering, design, installation, training, commissioning and placing into service of Trains 3 and 4 and related facilities, each with a nominal production capacity of approximately 4.5 mtpa of LNG and (ii) certain modifications and improvements to Trains 1 and 2 and the Sabine Pass LNG terminal.

Contract Price

The total contract price of the EPC Contract (Trains 3 and 4) is approximately $3.8 billion, reflecting amounts incurred under change orders through September 30, 2015. Total expected capital costs for Trains 1 through 5 are estimated to be between $12.5 billion and $13.5 billion before financing costs and between $17.0 billion and $18.0 billion after financing costs, including, in each case, estimated owner’s costs and contingencies.

Bechtel Change Orders

The EPC Contract (Trains 3 and 4) also entitles Bechtel to a change order amending its rights and obligations to the extent it is adversely affected by any of the following: (i) a change in law, (ii) certain acts or omissions by us, (iii) force majeure, (iv) acceleration of work by us, (v) delay in delivery of insurance proceeds in the case of insured loss, (vi) suspension in work ordered by us, (vii) subsurface soil conditions materially different from those described in the geotechnical studies, (viii) discovery of hazardous materials for which we are responsible, (ix) physical damage caused by a third party not under Bechtel’s control, and (x) other specified reasons in the EPC Contract (Trains 3 and 4).

Our Change Orders

The EPC Contract (Trains 3 and 4) entitles us to a change order unilaterally up to certain thresholds and thereafter upon request provided that agreement is reached on any changes to the contract price, project schedule, design, payment schedule, minimum acceptance criteria, performance guarantee and any other obligation of Bechtel under the EPC Contract (Trains 3 and 4).

Warranty

In the EPC Contract (Trains 3 and 4), Bechtel warrants that (i) the equipment will be new (unless otherwise specified in the EPC Contract (Trains 3 and 4)) and of good quality, (ii) the work and the equipment will meet the requirements of the EPC Contract (Trains 3 and 4), including good engineering and construction practices and applicable laws, codes and standards, and (iii) the work and the equipment will be free from encumbrances to title.

Until 18 months after substantial completion of each of Trains 3 and 4, Bechtel will be liable to promptly correct any work that is found defective with respect to such Train.

Minimum Acceptance Criteria Not Achieved

If either Train 3 or Train 4 fails to achieve 95% of the performance guarantee set forth in the EPC Contract (Trains 3 and 4) by the applicable guaranteed substantial completion date, then (i) substantial completion of such Train will not occur and (ii) Bechtel will pay delay liquidated damages. In addition, Bechtel is required to attempt for 10 months thereafter to correct the work to enable the Train to achieve the minimum acceptance criteria and otherwise achieve substantial completion. If the Train has not achieved the minimum acceptance criteria and substantial completion at the end of this 10-month period, then we have the option, in our sole discretion, of either (i) granting Bechtel an additional 10-month correction period or (ii) declaring a Bechtel default.

Performance Liquidated Damages

If either Train 3 or Train 4 has not achieved the performance guarantee within a specified period after the guaranteed substantial completion date, then Bechtel is required to pay the applicable performance liquidated damages.

Delay Liquidated Damages

If substantial completion of Train 3 or Train 4 occurs after the applicable guaranteed substantial completion date, Bechtel will pay us the applicable daily rate of delay liquidated damages as defined in the EPC Contract (Trains 3 and 4) until substantial completion of such Train occurs.

Schedule Bonus

Bechtel is entitled to receive specified bonuses for timely substantial completion of Train 3 or Train 4.

Suspension

We have the right to suspend the work for such time as we may require. Except where such suspension is due to Bechtel’s or its subcontractors’ fault, Bechtel shall be entitled to a change order to recover the reasonable costs of such suspension. If suspension of all of the work continues for an individual period exceeding 90 consecutive days, or if one or more suspension periods continue for more than 120 days in the aggregate, and provided such suspension is not due to the fault of Bechtel or its subcontractors or force majeure, then Bechtel shall have the right to terminate the EPC Contract (Trains 3 and 4).

Bechtel may also suspend the work under the EPC Contract (Trains 3 and 4) if we fail to pay any undisputed amount owing to Bechtel or if we fail to escrow disputed amounts in excess of $10 million as required by the EPC Contract (Trains 3 and 4).

Termination by us for Bechtel Default

If Bechtel (i) fails to timely commence the work, (ii) abandons the work, (iii) fails to materially comply with its material obligations, (iv) makes an unpermitted assignment, (v) fails to maintain required insurance, (vi) materially disregards applicable law or applicable standards and codes, or (vii) an insolvency event occurs with respect to Bechtel or its guarantor, then we have the right to require that Bechtel cure such default. If Bechtel fails to cure such default, or if Bechtel or its guarantor experiences an insolvency event, we, without prejudice to our other rights, may terminate the EPC Contract (Trains 3 and 4).

Termination by us for Convenience

We also have the right to terminate the EPC Contract (Trains 3 and 4) for our convenience, in which case Bechtel will be paid (i) the portion of the Contract Price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum of between $1,000,000 and $2,500,000 depending on the termination date if the EPC Contract (Trains 3 and 4) is terminated prior to issuance of the notice to proceed and up to $30,000,000 depending on the termination date if the EPC Contract (Trains 3 and 4) is terminated after issuance of the notice to proceed.

Termination by Bechtel for our Default

If we (i) fail to pay any undisputed amount, (ii) fail to materially comply with any of our material obligations, or (iii) experience an insolvency event, then Bechtel has the right to provide written notice demanding that such default be cured. If we fail to cure such default or we experience an insolvency event, Bechtel may terminate the EPC Contract (Trains 3 and 4).

Termination in the Event of an Extended Force Majeure

If one force majeure event causes suspension of a substantial portion of the work for more than 100 consecutive days or any one or more force majeure events causes suspension of a substantial portion of the work for a period exceeding 180 days in the aggregate during any continuous 24-month period, then either party may terminate the EPC Contract (Trains 3 and 4).

Limitation on Bechtel’s Liability

Bechtel’s liability under the EPC Contract (Trains 3 and 4) is limited as specified in the EPC Contracts (Trains 3 and 4), except that this limit does not apply to certain indemnification obligations, to Bechtel’s title warranty, or to Bechtel’s obligation to complete all work required to ensure that each liquefaction train is ready to receive natural gas and produce LNG.

Assignment

The parties may not assign the EPC Contract (Trains 3 and 4) without prior written consent of the other party; however, we have the right to assign the EPC Contract (Trains 3 and 4) to our affiliates with notice to Bechtel and may collaterally assign to any lender without Bechtel’s consent.

EPC Contract (Train 5)

We have entered into a Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of Train 5 and related facilities dated May 4, 2015 (the “EPC Contract (Train 5)”) with Bechtel.

Parent Guarantee

Bechtel Global Energy, Inc. guarantees Bechtel’s obligations under the EPC Contract (Train 5).

Scope of Work

The work to be performed by Bechtel includes (i) procurement, engineering, design, installation, training, commissioning and placing into service of Train 5 and related facilities, with a nominal production capacity of approximately 4.5 mtpa of LNG.

Contract Price

The total contract price of the EPC Contract (Train 5) is approximately $2.9 billion, reflecting amounts incurred under change orders through September 30, 2015. Total expected capital costs for Trains 1 through 5 are estimated to be between $12.5 billion and $13.5 billion before financing costs and between $17.0 billion and $18.0 billion after financing costs, including, in each case, estimated owner’s costs and contingencies.

Bechtel Change Orders

The EPC Contract (Train 5) also entitles Bechtel to a change order amending its rights and obligations to the extent it is adversely affected by any of the following: (i) a change in law, (ii) certain acts or omissions by us, (iii) force majeure, (iv) acceleration of work by us, (v) delay in delivery of insurance proceeds in the case of insured loss, (vi) suspension in work ordered by us, (vii) subsurface soil conditions materially different from those described in the geotechnical studies, (viii) discovery of hazardous materials for which we are responsible, (ix) physical damage caused by a third party not under Bechtel’s control, and (x) other specified reasons in the EPC Contract (Train 5).

Our Change Orders

The EPC Contract (Train 5) entitles us to a change order unilaterally up to certain thresholds and thereafter upon request provided that agreement is reached on any changes to the contract price, project schedule, design, payment schedule, minimum acceptance criteria, performance guarantee and any other obligation of Bechtel under the EPC Contract (Train 5).

Warranty

In the EPC Contract (Train 5), Bechtel warrants that (i) the equipment will be new (unless otherwise specified in the EPC Contract (Train 5)) and of good quality, (ii) the work and the equipment will meet the requirements of the EPC Contract (Train 5), including good engineering and construction practices and applicable laws, codes and standards, and (iii) the work and the equipment will be free from encumbrances to title.

Until 18 months after substantial completion of Train 5, Bechtel will be liable to promptly correct any work that is found defective with respect to such Train.

Minimum Acceptance Criteria Not Achieved

If Train 5 fails to achieve 95% of the performance guarantee set forth in the EPC Contract (Train 5) by the applicable guaranteed substantial completion date, then (i) substantial completion of such Train will not occur and (ii) Bechtel will pay delay liquidated damages. In addition, Bechtel is required to attempt for 10 months thereafter to correct the work to enable the Train to achieve the minimum acceptance criteria and otherwise achieve substantial completion. If the Train has not achieved the minimum acceptance criteria and substantial completion at the end of this 10-month period, then we have the option, in our sole discretion, of either (i) granting Bechtel an additional 10-month correction period or (ii) declaring a Bechtel default.

Performance Liquidated Damages

If Train 5 has not achieved the performance guarantee within a specified period after the guaranteed substantial completion date, then Bechtel is required to pay the applicable performance liquidated damages.

Delay Liquidated Damages

If substantial completion of Train 5 occurs after the applicable guaranteed substantial completion date, Bechtel will pay us the applicable daily rate of delay liquidated damages as defined in the EPC Contract (Train 5) until substantial completion of such Train occurs.

Schedule Bonus

Bechtel is entitled to receive specified bonuses for timely substantial completion of Train 5.

Suspension

We have the right to suspend the work for such time as we may require. Except where such suspension is due to Bechtel’s or its subcontractors’ fault, Bechtel shall be entitled to a change order to recover the reasonable costs of such suspension. If suspension of all of the work continues for an individual period exceeding 90 consecutive days, or if one or more suspension periods continue for more than 120 days in the aggregate, and provided such suspension is not due to the fault of Bechtel or its subcontractors or force majeure, then Bechtel shall have the right to terminate the EPC Contract (Train 5).

Bechtel may also suspend the work under the EPC Contract (Train 5) if we fail to pay any undisputed amount owing to Bechtel or if we fail to escrow disputed amounts in excess of $10 million as required by the EPC Contract (Train 5).

Termination by us for Bechtel Default

If Bechtel (i) fails to timely commence the work, (ii) abandons the work, (iii) fails to materially comply with its material obligations, (iv) makes an unpermitted assignment, (v) fails to maintain required insurance, (vi) materially disregards applicable law or applicable standards and codes, or (vii) an insolvency event occurs with respect to Bechtel or its guarantor, then we have the right to require that Bechtel cure such default. If Bechtel fails to cure such default, or if Bechtel or its guarantor experiences an insolvency event, we, without prejudice to our other rights, may terminate the EPC Contract (Train 5).

Termination by us for Convenience

We also have the right to terminate the EPC Contract (Train 5) for our convenience, in which case Bechtel will be paid (i) the portion of the Contract Price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum of between $1,000,000 and $2,500,000 depending on the termination date if the EPC Contract (Train 5) is terminated prior to issuance of the notice to proceed and up to $30,000,000 depending on the termination date if the EPC Contract (Train 5) is terminated after issuance of the notice to proceed.

Termination by Bechtel for our Default

If we (i) fail to pay any undisputed amount, (ii) fail to materially comply with any of our material obligations, or (iii) experience an insolvency event, then Bechtel has the right to provide written notice demanding that such default be cured. If we fail to cure such default or we experience an insolvency event, Bechtel may terminate the EPC Contract (Train 5).

Termination in the Event of an Extended Force Majeure

If one force majeure event causes suspension of a substantial portion of the work for more than 100 consecutive days or any one or more force majeure events causes suspension of a substantial portion of the work for a period exceeding 180 days in the aggregate during any continuous 24-month period, then either party may terminate the EPC Contract (Train 5).

Limitation on Bechtel’s Liability

Bechtel’s liability under the EPC Contract (Train 5) is limited as specified in the EPC Contracts (Train 5), except that this limit does not apply to certain indemnification obligations, to Bechtel’s title warranty, or to Bechtel’s obligation to complete all work required to ensure that each liquefaction train is ready to receive natural gas and produce LNG.

Assignment

The parties may not assign the EPC Contract (Train 5) without prior written consent of the other party; however, we have the right to assign the EPC Contract (Train 5) to our affiliates with notice to Bechtel and may collaterally assign to any lender without Bechtel’s consent.

LNG Sale and Purchase Agreements

We have entered into seven SPAs with different buyers for the off take of LNG from Trains 1 through 5.

BG SPA

On January 25, 2012 we entered into the BG SPA with BG, an affiliate of BG Energy Holdings Limited (“BG Parent”). The BG SPA amends the LNG Sale and Purchase Agreement entered into on October 25, 2011 between us and BG.

Sale and Purchase, Payment and Certain Other Obligations

Under the BG SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	We will sell and make available for delivery, and BG will take and pay for, cargoes of LNG with an annual contract quantity of 286,500,000 MMBtu (equivalent to approximately 5.5 mtpa); 182,500,000 MMBtu upon the date of first commercial delivery for Train 1, an additional 36,500,000 MMBtu upon the date of first commercial delivery for Train 2, an additional 34,000,000 MMBtu upon the date of first commercial delivery for Train 3 and an additional 33,500,000 MMBtu upon the date of first commercial delivery for Train 4.

•	BG will pay us a fixed fee of $2.25 per MMBtu for 182,500,000 MMBtu of the annual contract quantity that commences upon the date of first commercial delivery for Train 1. In addition, BG will pay us a fixed fee of $3.00 per MMBtu for the remaining 104,000,000 MMBtu of the annual contract quantity with respect to Trains 2, 3 and 4. The fixed fee is payable regardless of whether BG purchases any cargoes of LNG. The fixed fee will be paid ratably on a monthly basis, and approximately 15% per MMBtu of the fixed fee will be subject to annual adjustment for inflation.

•	BG will also pay us a contract sales price for each MMBtu of LNG made available under the BG SPA. The contract sales price will be equal to 115% of Henry Hub.

•

The LNG delivery, take, payment and related obligations with respect to: (i) 182,500,000 MMBtu will commence upon the date of first commercial delivery for Train 1 (as determined in accordance with the BG SPA); (ii) 36,500,000 MMBtu will commence upon the date of first commercial delivery for Train 2 (the “Train 2 Tranche”); (iii) 34,000,000 MMBtu will commence upon the date of first commercial delivery for Train 3 (the “Train 3 Tranche”) and (iv) 33,500,000 MMBtu will commence upon the date of first commercial delivery for Train 4 (the “Train 4 Tranche”). For each of Train 2, Train 3 and Train 4, the date of first commercial delivery is the first day of the month following the later of: (i) the date designated for the first commercial delivery of LNG for such train and (ii) the date on which such train is commercially operable (as determined in accordance with the BG SPA).

•	If Train 2, Train 3, or Train 4 do not timely commence operations, BG may terminate the Train 2 Tranche, the Train 3 Tranche or the Train 4 Tranche, respectively.

•	We will designate the date for the first commercial delivery of LNG for (i) Train 1 within the 180-day period commencing 50 months after the date the conditions to our obligation to proceed with the Project have been satisfied or waived, (ii) Train 2 and Train 3 within the 180-day period commencing 59 months after a positive final investment decision has been made to proceed with construction of each such Train and the respective related facilities and (iii) Train 4 within the 180-day period commencing 68 months after a positive final investment decision has been made to proceed with construction of Train 4 and related facilities.

•	In the event that we determine, acting reasonably, that Train 1 is capable of producing LNG complying with the specifications set forth in the BG SPA prior to the start of the first contract year, we shall offer to BG the first 500,000 MMBtu per day produced by Train 1, provided that such LNG is to be allocated and scheduled for delivery in full cargo lots between 3,100,000 to 3,750,000 MMBtu. If the delivery window is at least 60 days from the offer date, BG may either decline such offer, which requires BG to pay an amount equal to $2.25 per MMBtu of such LNG rejected by BG, or accept the offer and pay an amount per MMBtu equal to 115% of Henry Hub plus $2.25 per MMBtu. If the delivery window is less than 60 days from the offer, BG is required to use its reasonable efforts to accept such offer, and must respond to us within 5 days of our offer. If BG accepts such offer it shall pay an amount per MMBtu equal to 115% of Henry Hub plus $2.25 per MMBtu. If BG rejects such offer, BG is not required to pay any amount with respect to the declined LNG. In this case, we can elect to sell such LNG to a non-affiliated third party, in which case we shall pay to BG an amount equal to (a) (i) the price per MMBtu we received from such third party minus (ii) $2.25 per MMBtu plus 115% of Henry Hub (provided that for the purposes of the formula, the value of clause (a) shall never be below zero) multiplied by (b) the total MMBtu sold.

•	BG will have the right to cancel all or any part of a scheduled cargo of LNG by a timely advance notice, in which case BG will continue to be obligated to pay the full fixed fee but will forfeit its right to receive the cancelled quantity and will not be obligated to pay the contract sales price for the forfeited quantity.

•	The conditions precedent under the BG SPA were satisfied on August 9, 2012.

Term

The LNG delivery, payment and related provisions of the BG SPA has a 20-year term, commencing on the date of first commercial delivery for Train 1 (as determined in accordance with the BG SPA). BG has the right to extend the 20-year term for an additional period of up to 10 years.

Guarantee

BG Parent has irrevocably guaranteed BG’s payment obligations under the BG SPA.

Force Majeure

Force majeure is defined as any act, event or circumstance not reasonably within the control of, does not result from the fault or negligence of, and that would not have been avoided or overcome by the exercise of reasonable diligence (consistent with the standards of a reasonable and prudent operator) that prevents or delays such party’s performance of one or more of its obligations under the BG SPA including the withdrawal or expiration of or failure to obtain any governmental approvals or export authorizations.

For us, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Project and the Sabine Pass LNG terminal or any connecting pipeline or (y) the liquefaction and loading facilities at the alternate source; and

•	any event that would constitute an event of force majeure under certain common facilities agreements, provided, however, that an event of force majeure under such agreements affecting us or our affiliates shall constitute force majeure under the BG SPA only to the extent such event satisfies the definition of force majeure in the BG SPA.

In respect of BG, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inoperability of any BG tanker;

•	events affecting the ability of BG tankers to reach the Project and the Sabine Pass LNG terminal or any alternate source not arising from loss of, accidental damage to or inoperability of such BG tanker;

•	loss of, accidental damage to, or inaccessibility to or inoperability of a discharge terminal; or

•	the unavailability of services provided by Sabine Pass Tug Services, LLC.

The party affected by an event of force majeure shall make all commercially reasonable efforts to mitigate the effects of such event of force majeure. The parties shall continue to perform their obligations under the BG SPA to the extent not prevented or delayed by such event of force majeure.

Liquidated Damages

The parties have agreed that liquidated damages shall be payable to the affected party as the sole and exclusive remedy with respect to:

•	any cargo scheduled for delivery that BG does not take delivery of and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	any cargo scheduled for delivery that we do not make available to BG and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	a BG tanker exceeding the allotted berth time;

•	a BG tanker being delayed beyond 24 hours after notice of readiness is effective in berthing at the Project and the Sabine Pass LNG terminal and/or commencement of LNG transfer due to an event occurring at the Project and the Sabine Pass LNG terminal;

•	a BG tanker’s failure to vacate the berth at the end of its allowed berth time thereby delaying the loading and unloading of the subsequent LNG vessel; and

•	delivery of any off-spec LNG by us.

Limitations on Liability

Our maximum aggregate liability under the BG SPA (other than in respect of (a) any liability for gross negligence or willful misconduct, (b) any liability related to indemnification obligations or (c) amounts already paid to BG prior to the date of the calculation of such aggregate liability) as of any given date shall not exceed:

•	prior to the fifth anniversary of the date of first commercial delivery under the BG SPA, (A) if we have made a financial investment decision to proceed with Train 2 (but have not yet made a decision on Train 3), $720 million, (B) if we have made a financial investment decision to proceed with Train 2 and Train 3 (but have not yet made a decision on Train 4), $832 million, or (C) if we have made a financial investment decision to proceed with Train 4, $942 million, and

•	after the fifth anniversary of the date of first commercial delivery under the BG SPA, an amount equal to the product of (x) (A) if we have made a financial investment decision to proceed with Train 2 (but have not yet made a decision on Train 3), $438 million, (B) if we have made a financial investment decision to proceed with Train 2 and Train 3 (but have not yet made a decision on Train 4), $506 million, or (C) if we have made a financial investment decision to proceed with Train 4, $573 million and (y) the fixed fee applicable on the date of termination.

There is no cap on our liability if a financing contemplated under a direct agreement or re-financing thereof is not in place.

Termination

BG has the right to terminate the BG SPA if we declare an event of force majeure (as defined and provided in the BG SPA, including certain changes to the export authorizations): (i) with respect to a period that had continued uninterrupted or was reasonably projected by us to extend for 24 months and that had resulted or was reasonably projected by us to result in a 50 percent or greater reduction in the annualized annual contract quantity of LNG available to BG during that period; or (ii) one or more times and the interruptions from such force majeure events aggregated 24 or more months during any 36-month period and resulted in a 50 percent or greater reduction in the annualized annual contract quantity of LNG available to BG during that period. BG also has the right to terminate the BG SPA if, among other things: (i) BG declares an event of force majeure (as defined and provided in the BG SPA) with respect to governmental approvals and other specified matters and such force majeure continued for a period of 24 months and resulted in a reduction in the quantity of LNG that BG was able to take equal to or greater than 50% of the annual contract quantity during that period; (ii) we fail to make available to BG a series of two or more consecutive cargoes with scheduled cargo quantities totaling 12% or more of the then-applicable annual contract quantity or two or more cargoes during any 12-month period with scheduled cargo quantities totaling 35% or more of the then applicable annual contract quantity; or (iii) Train 1 does not commence commercial operations at the Project within 180 days after the date designated for the first commercial delivery. During any event of force majeure declared by BG or us, BG will continue to be obligated to pay the fixed fee subject to reduction under certain circumstances.

We have the right to terminate the BG SPA if: (i) the guaranty provided by BG Parent or a successor guarantor ceases to be in effect for longer than 10 business days; (ii) BG or its guarantor fails to execute certain agreements with financial lenders; (iii) BG fails to comply with applicable trade laws; or (iv) BG violates provisions of the BG SPA restricting parties to which LNG can be marketed and sold.

Either party has the right to terminate the BG SPA if: (i) a bankruptcy event (as defined in the BG SPA) occurs with respect to the other party; (ii) the other party fails to pay amounts due under the BG SPA in excess of $20 million for more than 10 business days; or (iii) the other party’s business practices cause it to violate certain applicable laws.

Taxes & Assignment

Under the BG SPA, we and BG are responsible for our respective taxes, and each of us may assign the BG SPA in its entirety to our respective affiliates. Other assignments are permitted only with consent as provided in the BG SPA.

GAS NATURAL FENOSA SPA

On November 21, 2011, we entered into the Gas Natural Fenosa SPA with Gas Natural Fenosa, a subsidiary of Gas Natural SDG S.A. (“GNF”).

Sale and Purchase, Payment and Certain Other Obligations

Under the Gas Natural Fenosa SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	We will sell and make available for delivery, and Gas Natural Fenosa will take and pay for, cargoes of LNG with an annual contract quantity of 182,500,000 MMBtu (equivalent to approximately 3.5 mtpa).

•	Gas Natural Fenosa will pay us a fixed fee of $2.49 per MMBtu for the full 182,500,000 MMBtu annual contract quantity regardless of whether Gas Natural Fenosa purchases any cargoes of LNG. The fixed fee will be paid ratably on a monthly basis, and approximately $0.34 per MMBtu of the fixed fee will be subject to annual adjustment for inflation.

•	Gas Natural Fenosa will also pay us a contract sales price for each MMBtu of LNG made available under the Gas Natural Fenosa SPA. The contract sales price will be equal to 115% of Henry Hub.

•	Gas Natural Fenosa has the right to cancel all or any part of a scheduled cargo of LNG by a timely advance notice, in which case Gas Natural Fenosa will continue to be obligated to pay the full fixed fee charge but will forfeit its right to receive the cancelled quantity and will not be obligated to pay the contract sales price for the forfeited quantity.

•	The conditions precedent to the Gas Natural Fenosa SPA were satisfied on August 9, 2012.

•	We will designate the date for the first commercial delivery of LNG within the 180-day period commencing 59 months after the date the preceding conditions have been satisfied or waived.

•	If we determine that Train 2 is capable of producing LNG prior to the start of the first contract year, we will offer to Gas Natural Fenosa pre-commercial LNG, in accordance with the Gas Natural Fenosa SPA.

Term

The LNG delivery, payment and related provisions of the Gas Natural Fenosa SPA will have a 20-year term, commencing on the date of first commercial delivery for Train 2 (as determined in accordance with the Gas Natural Fenosa SPA). Gas Natural Fenosa will have the right to extend the 20-year term for an additional period of up to 10 years or, in certain circumstances, up to 12 years.

Guarantee

GNF has irrevocably guaranteed Gas Natural Fenosa’s payment obligations under the Gas Natural Fenosa SPA.

Force Majeure

Force majeure is defined as any act, event or circumstance not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence (consistent with the standards of a reasonable and prudent operator) that prevents or delays such party’s performance of one or more of its obligations under the Gas Natural Fenosa SPA including the withdrawal or expiration of or failure to obtain any governmental approvals or export authorizations.

For us, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Project and the Sabine Pass LNG terminal or any connecting pipeline or (y) the liquefaction and loading facilities at the alternate source; and

•	any event that would constitute an event of force majeure under certain common facilities agreements; provided, however, that an event of force majeure under such agreements affecting us or our affiliates shall constitute force majeure under the Gas Natural Fenosa SPA.

In respect of Gas Natural Fenosa, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inoperability of any Gas Natural Fenosa tanker;

•	events affecting the ability of Gas Natural Fenosa tankers to reach the Project and the Sabine Pass LNG terminal or any alternate source not arising from loss of, accidental damage to or inoperability of such Gas Natural Fenosa tanker;

•	loss of, accidental damage to, or inaccessibility to or inoperability of a discharge terminal; or

•	the unavailability of services provided by Sabine Pass Tug Services, LLC.

The party affected by an event of force majeure shall take all commercially reasonable efforts to mitigate the effects of such event of force majeure. The parties must continue to perform their obligations under the Gas Natural Fenosa SPA to the extent not prevented or delayed by such event of force majeure.

Liquidated Damages

The parties have agreed that liquidated damages shall be payable to the affected party as the sole and exclusive remedy with respect to:

•	any cargo scheduled for delivery that Gas Natural Fenosa does not take delivery of and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	any cargo scheduled for delivery that we do not make available to Gas Natural Fenosa and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	a Gas Natural Fenosa tanker exceeding the allotted berth time;

•	a Gas Natural Fenosa tanker being delayed beyond 24 hours after notice of readiness is effective in berthing at the Project and the Sabine Pass LNG terminal and/or commencement of LNG transfer due to an event occurring at the Project and the Sabine Pass LNG terminal;

•	a Gas Natural Fenosa tanker’s failure to vacate the berth at the end of its allowed berth time thereby delaying the loading and unloading of the subsequent LNG vessel; and

•	delivery of any off-spec LNG by us.

Limitations on Liability

Our maximum aggregate liability (other than in respect of (a) any liability for gross negligence or willful misconduct, (b) any liability related to indemnification obligations or (c) amounts already paid to Gas Natural Fenosa) as of any given date shall not exceed (i) prior to the fifth anniversary of the date of first commercial delivery under the Gas Natural Fenosa SPA, $600 million and (ii) after the fifth anniversary of the date of first commercial delivery under the Gas Natural Fenosa SPA, an amount equal to $800 million. There is no cap on our liability if a financing contemplated under a direct agreement or re-financing thereof is not in place.

Termination

Gas Natural Fenosa has the right to terminate the Gas Natural Fenosa SPA if we declare an event of force majeure (as defined and provided in the Gas Natural Fenosa SPA, including certain changes to the export authorizations): (i) with respect to a period that had continued uninterrupted or was reasonably projected by us to extend for 24 months and that had resulted or was reasonably projected by us to result in a 50 percent or greater reduction in the annual contract quantity of LNG available to Gas Natural Fenosa during that period; or (ii) one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in a 50 percent or greater reduction in the annual contract quantity of LNG available to Gas Natural Fenosa during that period. Gas Natural Fenosa also has the right to terminate the Gas Natural Fenosa SPA if, among other things: (i) Gas Natural Fenosa declares an event of force majeure (as defined and provided in the Gas Natural Fenosa SPA) with respect to governmental approvals and other specified matters and such force majeure continued for a period of 24 months and resulted in a reduction in the quantity of LNG that Gas Natural Fenosa was able to take equal to or greater than 50% of the annual contract quantity during that period; (ii) we fail to make available to Gas Natural Fenosa seven consecutive cargoes, or 20 cargoes during any 12-month period; or (iii) Train 2 does not commence commercial operations at the Project within 180 days after the date designated for the first commercial delivery. During any event of force majeure declared by Gas Natural Fenosa or us, Gas Natural Fenosa will continue to be obligated to pay the fixed fee charge subject to reduction under certain circumstances.

We have the right to terminate the Gas Natural Fenosa SPA if: (i) the guaranty provided by GNF or a successor guarantor ceases to be in effect for longer than 10 business days; (ii) Gas Natural Fenosa or its guarantor fails to execute certain agreements with our financial lenders; (iii) Gas Natural Fenosa fails to comply with applicable trade laws; or (iv) Gas Natural Fenosa violates provisions of the Gas Natural Fenosa SPA restricting parties to which LNG can be marketed and sold.

Either party has the right to terminate the Gas Natural Fenosa SPA if: (i) a bankruptcy event (as defined in the Gas Natural Fenosa SPA) occurs with respect to the other party; (ii) the other party fails to pay amounts due under the Gas Natural Fenosa SPA in excess of $20 million and such non-payments continues for 10 business days; (iii) the other party’s business practices causes it to violate certain applicable laws; or (iv) Train 2 has not timely commenced commercial operations.

Taxes and Assignment

Under the Gas Natural Fenosa SPA, we and Gas Natural Fenosa are responsible for our respective taxes, and each of us may assign the Gas Natural Fenosa SPA in its entirety to our respective affiliates. Other assignments are permitted only with consent as provided in the Gas Natural Fenosa SPA.

KOGAS SPA

On January 30, 2012, we entered into the KOGAS SPA with KOGAS.

Sale and Purchase, Payment and Certain Other Obligations

Under the KOGAS SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	Commencing on the date of first commercial delivery of LNG from Train 3 (as determined in accordance with the KOGAS SPA), we will sell and make available for delivery, and KOGAS will take and pay for, cargoes of LNG with an annual contract quantity of 182,500,000 MMBtu (equivalent to approximately 3.5 mtpa).

•	KOGAS will pay us a contract sales price for each MMBtu of LNG made available under the KOGAS SPA. The contract sales price will be equal to a fixed fee of $3.00 plus 115% of Henry Hub. $0.345 of the fixed fee will be subject to annual adjustment for inflation.

•	KOGAS will have the right to suspend delivery of all cargoes of LNG scheduled in a month by a timely advance notice, in which case KOGAS will continue to be obligated to pay the constant component of the contract sales price with respect to the quantity of LNG suspended but will forfeit its right to receive the suspended quantity. KOGAS will have the right to resume delivery of cargoes of LNG by a timely advance notice.

•	Our obligations to proceed with the Project under the KOGAS SPA will become effective when the following conditions have been satisfied or waived:

•	we have received all regulatory approvals required for construction and operation of Train 3 and related facilities in Cameron Parish, Louisiana;

•	we have secured the necessary financing arrangements to construct and operate Train 3 (as determined in accordance with the KOGAS SPA) and related facilities;

•	the approvals required for us to export LNG from Train 3 are in full force and effect; and

•	specified regulatory authorizations are in effect permitting us to export LNG from the United States.

•	We will designate the date for the first commercial delivery of LNG from Train 3 within the 180-day period commencing 48 months after the date the preceding conditions have been satisfied or waived.

Term

The LNG delivery, payment and related provisions of the KOGAS SPA will have a 20-year term, commencing on the date of first commercial delivery for Train 3 (as determined in accordance with the KOGAS SPA). KOGAS will have the right to extend the 20-year term for an additional period of up to 10 years.

Guarantee

KOGAS is required, at our request, to obtain a guarantee from a guarantor with a credit rating of at least Baa1/BBB+ only if it merges, consolidates or is acquired or if it transfers its rights under the KOGAS SPA. As of the date of this prospectus, there is no guarantor of KOGAS’s obligations under the KOGAS SPA.

Force Majeure

Force majeure is defined as any act, event or circumstance not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence (consistent with the standards of a reasonable and prudent operator) that prevents or delays such party’s performance of one or more of its obligations under the KOGAS SPA including the withdrawal or expiration of or failure to obtain any governmental approvals or export authorizations.

For us, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Sabine Pass LNG terminal and the Project or any connecting pipeline or (y) the liquefaction and loading facilities at the alternate source; and

•	any event that would constitute an event of force majeure under (A) any agreement that is between us and Sabine Pass LNG and is necessary for us to carry out certain obligations under the KOGAS SPA or (B) an agreement between us and CTPL, for gas transportation services; provided, however, that an event of force majeure affecting a party under such agreements shall constitute force majeure under the KOGAS SPA only to the extent such event satisfies the definition of force majeure in the KOGAS SPA.

In respect of KOGAS, force majeure specifically includes, but is not limited to, events affecting the ability of scheduled KOGAS tankers to receive and transport LNG; provided that force majeure affecting a specific tanker shall only be available with respect to cargoes that are scheduled to be transported on such tanker in the applicable ninety day schedule or annual delivery program for such contract year.

The party affected by an event of force majeure shall take all commercially reasonable efforts to mitigate the effects of such event of force majeure. The parties shall continue to perform their obligations under the KOGAS SPA to the extent not prevented or delayed by such event of force majeure.

Liquidated Damages

The parties have agreed that liquidated damages shall be payable to the affected party as the sole and exclusive remedy with respect to:

•	any cargo scheduled for delivery that KOGAS does not take delivery of and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	any cargo scheduled for delivery that we do not make available to KOGAS and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	a KOGAS tanker exceeding the allotted berth time;

•	a KOGAS tanker being delayed beyond 24 hours after notice of readiness is effective in berthing at the Project and the Sabine Pass LNG terminal and/or commencement of LNG transfer due to an event occurring at the Project and the Sabine Pass LNG terminal;

•	a KOGAS tanker’s failure to vacate the berth at the end of its allowed berth time thereby delaying the loading and unloading of the subsequent LNG vessel; and

•	delivery of any off-spec LNG by us.

Limitations on Liability

Our maximum aggregate liability (other than in respect of (a) any liability for gross negligence or willful misconduct, (b) any liability related to indemnification obligations or (c) amounts already paid to KOGAS) as of any given date shall not exceed (i) prior to the fifth anniversary of the date of first commercial delivery under the KOGAS SPA, $600 million and (ii) after the fifth anniversary, an amount equal to $800 million. Unlike the BG SPA or the Gas Natural Fenosa SPA, under the KOGAS SPA, our liability is capped, whether or not a financing contemplated under a direct agreement or re-financing thereof is in place.

Termination

KOGAS has the right to terminate the KOGAS SPA if we declare an event of force majeure (as defined and provided in the KOGAS SPA) one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in a 50 percent or greater reduction in the annual contract quantity of LNG available to KOGAS during that period. KOGAS also has the right to terminate the KOGAS SPA if, among other things: (i) we fail to make available to KOGAS 50 percent or greater of the cargoes scheduled in any 12-month period; or (ii) Train 3 does not commence commercial operations at the Project within 180 days after the date designated for the first commercial delivery.

We have the right to terminate the KOGAS SPA if: (i) KOGAS declares an event of force majeure one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in KOGAS being prevented from taking 50 percent or more of the annual contract quantity of LNG during that period; (ii) KOGAS fails to take 50 percent or greater of the cargoes scheduled in any 12-month period; (iii) KOGAS fails to provide a guaranty required under the KOGAS SPA and the failure continues for longer than 5 business days; (iv) KOGAS or its guarantor fails to execute certain agreements with our financial lenders; (v) KOGAS fails to comply with applicable trade laws; or (vi) KOGAS violates provisions of the KOGAS SPA restricting how LNG may be used.

Either party has the right to terminate the KOGAS SPA if: (i) a bankruptcy event (as defined in the KOGAS SPA) occurs with respect to the other party; (ii) the other party fails to pay amounts due under the KOGAS SPA in excess of $30 million for more than 10 days; or (iii) the other party’s business practices cause it to violate certain applicable laws.

Taxes and Assignment

Under the KOGAS SPA, we and KOGAS are responsible for our respective taxes, and each of us may assign the KOGAS SPA as provided in the KOGAS SPA.

GAIL SPA

On December 11, 2011, we entered into the GAIL SPA with GAIL.

Sale and Purchase, Payment and Certain Other Obligations

Under the GAIL SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	Commencing on the date of first commercial delivery of LNG from Train 4, we will sell and make available for delivery, and GAIL will take and pay for, cargoes of LNG with an annual contract quantity of 182,500,000 MMBtu (equivalent to approximately 3.5 mtpa).

•	GAIL will pay us a contract sales price for each MMBtu of LNG made available under the GAIL SPA. The contract sales price will be equal to a fixed fee of $3.00 plus 115% of Henry Hub. $0.45 of the fixed fee will be subject to annual adjustment for inflation.

•	Our obligations to proceed with the Project under the GAIL SPA will become effective when the following conditions have been satisfied or waived:

•	we have received all regulatory approvals required for construction and operation of Train 4 and related facilities in Cameron Parish, Louisiana;

•	we have secured the necessary financing arrangements to construct and operate Train 4 and related facilities;

•	we have taken a positive final investment decision to proceed with construction of Train 4 and related facilities;

•	we have in effect certain other agreements facilitating the actions contemplated by the GAIL SPA; and

•	specified regulatory authorizations are in effect permitting us to export LNG from the United States.

•	We will designate the date for the first commercial delivery of LNG from Train 4 within the 180-day period commencing 57 months after the date the preceding conditions have been satisfied or waived.

Term

The LNG delivery, payment and related provisions of the GAIL SPA for the annual contract quantity of 182,500,000 MMBtu will have a 20-year term, commencing on the date of first commercial delivery for Train 4 (as determined in accordance with the GAIL SPA). GAIL will have the right to extend the 20-year term for an additional period of up to 10 years.

Guarantee

GAIL is required, at our request, to obtain a guarantee from a guarantor with a credit rating of at least Baa1/BBB+ if it merges, consolidates or is acquired or if it transfers its rights under the GAIL SPA. As of the date of this prospectus, there is no guarantor of GAIL’s obligations under the GAIL SPA.

Force Majeure

Force majeure is defined as any act, event or circumstance not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence (consistent with the standards of a reasonable and prudent operator) that prevents or delays such party’s performance of one or more of its obligations under the GAIL SPA including the withdrawal or expiration of or failure to obtain any governmental approvals or export authorizations.

For us, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Sabine Pass LNG terminal and the Project or any connecting pipeline or (y) the liquefaction and loading facilities at the alternate source; and

•	any event that would constitute an event of force majeure under (A) any agreement that is between us and SPLNG and is necessary for us to carry out certain obligations under the GAIL SPA or (B) an agreement between us and CTPL for gas transportation services; provided, however, that an event of force majeure affecting a party under such agreements shall constitute force majeure under the GAIL SPA only to the extent such event satisfies the definition of force majeure in the GAIL SPA.

In respect of GAIL, force majeure specifically includes, but is not limited to, events affecting the ability of scheduled GAIL tankers to receive and transport LNG; provided that force majeure affecting a specific tanker shall only be available with respect to cargoes that are scheduled to be transported on such tanker in the applicable ninety day schedule or annual delivery program for such contract year.

The party affected by an event of force majeure shall take all commercially reasonable efforts to mitigate the effects of such event of force majeure. The parties shall continue to perform their obligations under the GAIL SPA to the extent not prevented or delayed by such event of force majeure.

Liquidated Damages

The parties have agreed that liquidated damages shall be payable to the affected party as the sole and exclusive remedy with respect to:

•	any cargo scheduled for delivery that GAIL does not take delivery of and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	any cargo scheduled for delivery that we do not make available to GAIL and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	a GAIL tanker exceeding the allotted berth time;

•	a GAIL tanker being delayed beyond 24 hours after notice of readiness is effective in berthing at the Project and the Sabine Pass LNG terminal and/or commencement of LNG transfer due to an event occurring at the Project and the Sabine Pass LNG terminal;

•	a GAIL tanker’s failure to vacate the berth at the end of its allowed berth time thereby delaying the loading and unloading of the subsequent LNG vessel; and

•	delivery of any off-spec LNG by us.

Limitations on Liability

Our maximum aggregate liability (other than in respect of (a) any liability for gross negligence or willful misconduct, (b) any liability related to indemnification obligations or (c) amounts already paid to GAIL) as of any given date shall not exceed (i) prior to the fifth anniversary of the date of first commercial delivery under the GAIL SPA, $600 million and (ii) after the fifth anniversary, an amount equal to $800 million. Unlike the BG SPA or the Gas Natural Fenosa SPA, under the GAIL SPA, our liability is capped, whether or not a financing or re-financing is in place.

Termination

GAIL has the right to terminate the GAIL SPA if we declare an event of force majeure (as defined and provided in the GAIL SPA) one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in a 50% or greater (or prior to the date of first commercial delivery of LNG from Train 4 a 100%) reduction in the annual contract quantity of LNG available to GAIL during that period. GAIL also has the right to terminate the GAIL SPA if, among other things: (i) after the date of first commercial delivery of LNG from Train 4, we fail to make available to GAIL 50% or greater of the cargoes scheduled in any 12-month period; (ii) Train 4 does not commence commercial operations at the Project within 180 days after the date designated for the first commercial delivery; or (iii) the expiration of the export authorization permitting us to export LNG from the United States to any country with which the United States does not have a FTA requiring the national treatment for trade in natural gas and LNG which has or develops, the capacity to import LNG and with which trade is permissible.

We have the right to terminate the GAIL SPA if: (i) GAIL declares an event of force majeure one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in GAIL being prevented from taking 50% or more (or prior to the date of first commercial delivery of LNG from Train 4, 100%) of the annual contract quantity; (ii) after the date of first commercial delivery of LNG from Train 4, GAIL fails to take 50% or greater of the cargoes scheduled in any 12-month period; (iii) GAIL fails to provide a guaranty required under the GAIL SPA and the failure continues for longer than 10 business days; (iv) GAIL fails to comply with applicable trade laws; or (v) GAIL violates provisions of the GAIL SPA restricting parties to which LNG can be marketed and sold.

Either party has the right to terminate the GAIL SPA if: (i) a bankruptcy event (as defined in the GAIL SPA) occurs with respect to the other party; (ii) the other party fails to pay amounts due under the GAIL SPA in excess of $75 million for more than 10 days; or (iii) the other party’s business practices caused it to violate certain applicable laws.

Taxes and Assignment

Under the GAIL SPA, we and GAIL are responsible for our respective taxes, and each of us may assign the GAIL SPA as provided in the GAIL SPA.

Total SPA

On December 14, 2012, we entered into the Total SPA with Total, an affiliate of Total S.A.

Sale and Purchase, Payment and Certain Other Obligations

Under the Total SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	Commencing on the date of first commercial delivery of LNG from Train 5 (as determined in accordance with the Total SPA), we will sell and make available for delivery, and Total will take and pay for, cargoes of LNG with an annual contract quantity of 104,750,000 MMBtu (equivalent to approximately 2.0 mtpa).

•	Total will pay us a contract sales price for each MMBtu of LNG made available under the Total SPA. The contract sales price will be equal to a fixed fee of $3.00 plus 115% of Henry Hub. $0.345 of the fixed fee will be subject to an annual adjustment for inflation.

•	Total has the right to suspend delivery of all cargoes of LNG scheduled in a month by a timely advance notice, in which case Total will continue to be obligated to pay the constant component of the contract sales price with respect to the quantity of LNG suspended but will forfeit its right to receive the suspended quantity. Total will have the right to resume delivery of cargoes of LNG by a timely advance notice.

•	Our obligations to proceed with Train 5 under the Total SPA will become effective when the following conditions have been satisfied or waived:

•	we have received all regulatory approvals required for construction and operation of Train 5 and related facilities in Cameron Parish, Louisiana;

•	we have secured the necessary financing arrangements to construct and operate Train 5 and related facilities;

•	we have taken a positive final investment decision to proceed with construction of Train 5 and related facilities;

•	specified regulatory authorizations are in effect permitting us to export LNG from the United States; and

•	we have issued an unconditional notice to proceed with the construction of Train 5.

•	We will designate the date for the first commercial delivery for Train 5 within the 180-day period commencing 50 months after the date the preceding conditions have been satisfied or waived.

Term

The Total SPA will have a 20-year term, commencing on the date of first commercial delivery for Train 5 (as determined in accordance with the Total SPA). Total will have the right to extend the 20-year term for an additional period of up to 10 years.

Guarantee

Total S.A. has irrevocably guaranteed Total’s payment obligations under the Total SPA.

Force Majeure

Force majeure is defined as any act, event or circumstance not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence (consistent with the standards of a reasonable and prudent operator) that prevents or delays such party’s performance of one or more of its obligations under the Total SPA including the withdrawal or expiration of or failure to obtain any governmental approvals or export authorizations.

For us, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Sabine Pass LNG terminal and the Project or any connecting pipeline or (y) the liquefaction and loading facilities at the alternate source; and

•	any event that would constitute an event of force majeure under (A) any agreement that is between us and SPLNG and is necessary for us to carry out certain obligations under the Total SPA or (B) an agreement between us and CTPL for gas transportation services; provided, however, that an event of force majeure affecting a party under such agreements shall constitute force majeure under the Total SPA only to the extent such event satisfies the definition of force majeure in the Total SPA.

In respect of Total, force majeure specifically includes, but is not limited to, events affecting the ability of scheduled Total tankers to receive and transport LNG; provided that force majeure affecting a specific tanker shall only be available with respect to cargoes that are scheduled to be transported on such tanker in the applicable ninety day schedule or annual delivery program for such contract year.

The party affected by an event of force majeure shall take all commercially reasonable efforts to mitigate the effects of such event of force majeure. The parties shall continue to perform their obligations under the Total SPA to the extent not prevented or delayed by such event of force majeure.

Liquidated Damages

The parties have agreed that liquidated damages shall be payable to the affected party as the sole and exclusive remedy with respect to:

•	any cargo scheduled for delivery that Total does not take delivery of and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	any cargo scheduled for delivery that we do not make available to Total and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	a Total tanker exceeding the allotted berth time;

•	a Total tanker being delayed beyond 24 hours after notice of readiness is effective in berthing at the Project and the Sabine Pass LNG terminal and/or commencement of LNG transfer due to an event occurring at the Project and the Sabine Pass LNG terminal;

•	a Total tanker’s failure to vacate the berth at the end of its allowed berth time thereby delaying the loading and unloading of the subsequent LNG vessel; and

•	delivery of any off-spec LNG by us.

Limitations on Liability

Our maximum aggregate liability (other than in respect of (a) any liability for gross negligence, willful misconduct, (b) any liability related to indemnification obligations or (c) amounts already paid to Total) as of any given date shall not exceed (i) prior to the fifth anniversary of the date of first commercial delivery under the Total SPA, $341.9 million and (ii) after the fifth anniversary of the date of first commercial delivery under the Total SPA, $455.9 million. There is no cap on our liability if a financing contemplated under a direct agreement or re-financing thereof is not in place.

Termination

Total has the right to terminate the Total SPA if we declare an event of force majeure (as defined and provided in the Total SPA) one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in a 50% or greater reduction in the annual contract quantity of LNG available to Total during that period. Total also has the right to terminate the Total SPA if, among other things: (i) we fail to make available to Total 50% or greater of the cargoes scheduled in any 12-month period, or (ii) Train 5 has not commenced commercial operations within 180 days after the date designated for the first commercial delivery.

We have the right to terminate the Total SPA if: (i) Total declares an event of force majeure one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in Total being prevented from taking 50% or more of the annual contract quantity of LNG during that period; (ii) Total fails to take 50% or greater of the cargoes scheduled in any 12-month period; (iii) Total fails to provide a guaranty required under the Total SPA on or before January 31, 2013 or such guaranty, if required to be maintained, ceases to be in effect for longer than 10 business days; (iv) Total or its guarantor fails to execute certain agreements with our financial lenders; (v) Total fails to comply with applicable trade laws; (vi) Total violates provisions of the Total SPA restricting how LNG may be used.

Either party has the right to terminate the Total SPA if: (i) a bankruptcy event (as defined in the Total SPA) occurred with respect to the other party; (ii) the other party fails to pay amounts due under the Total SPA in excess of $30 million for more than 10 days; (iii) the other party’s business practices caused it to violate certain applicable laws; or (iv) the conditions to the commencement of the 20-year term specified in the Total SPA were not satisfied or waived by June 30, 2015, or a later date if so agreed by Total and us.

Taxes and Assignment

Under the Total SPA, we and Total are responsible for our respective taxes, and each of us may assign the Total SPA as provided in the Total SPA.

CENTRICA SPA

On March 22, 2013, we entered into the Centrica SPA with Centrica.

Sale and Purchase, Payment and Certain Other Obligations

Under the Centrica SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	Commencing on the date of first commercial delivery of LNG from Train 5 (as determined in accordance with the Centrica SPA), we will sell and make available for delivery, and Centrica will take and pay for, cargoes of LNG with an annual contract quantity of 91,250,000 MMBtu.

•	Centrica will pay us a contract sales price for each MMBtu of LNG made available under the Centrica SPA. The contract sales price will be equal to a fixed fee of $3.00 plus 115% of Henry Hub. A portion of the fixed fee will be subject to an annual adjustment for inflation.

•	Centrica has the right to suspend delivery of all cargoes of LNG scheduled in a month by a timely advance notice, in which case Centrica will continue to be obligated to pay the constant component of the contract sales price with respect to the quantity of LNG suspended but will forfeit its right to receive the suspended quantity. Centrica will have the right to resume delivery of cargoes of LNG by a timely advance notice.

•	Our obligations to proceed with Train 5 under the Centrica SPA will become effective when the following conditions have been satisfied or waived:

•	we have received all regulatory approvals required for construction and operation of Train 5 and related facilities in Cameron Parish, Louisiana;

•	we have secured the necessary financing arrangements to construct and operate Train 5 and related facilities;

•	we have taken a positive final investment decision to proceed with construction of Train 5 and related facilities;

•	specified regulatory authorizations are in effect permitting us to export LNG from the United States; and

•	we have issued an unconditional notice to proceed with the construction of Train 5.

•	We will designate the date for the first commercial delivery for Train 5 within the 180-day period commencing 50 months after the date the preceding conditions have been satisfied or waived.

Term

The Centrica SPA will have a 20-year term, commencing on the date of first commercial delivery for Train 5 (as determined in accordance with the Centrica SPA). Centrica will have the right to extend the 20-year term for an additional period of up to 10 years.

Force Majeure

Force majeure is defined as any act, event or circumstance not reasonably within the control of, does not result from the fault or negligence of, and would not have been avoided or overcome by the exercise of reasonable diligence (consistent with the standards of a reasonable and prudent operator) that prevents or delays such party’s performance of one or more of its obligations under the Centrica SPA including the withdrawal or expiration of or failure to obtain any governmental approvals or export authorizations.

For us, force majeure specifically includes, but is not limited to:

•	loss of, accidental damage to, or inaccessibility to or inoperability of (x) the Sabine Pass LNG terminal and the Project or any connecting pipeline or (y) the liquefaction and loading facilities at the alternate source; and

•	any event that would constitute an event of force majeure under (A) any agreement that is between us and SPLNG and is necessary for us to carry out certain obligations under the Centrica SPA or (B) an agreement between us and CTPL for gas transportation services; provided, however, that an event of force majeure affecting a party under such agreements shall constitute force majeure under the Centrica SPA only to the extent such event satisfies the definition of force majeure in the Centrica SPA.

In respect of Centrica, force majeure specifically includes, but is not limited to, events affecting the ability of scheduled Centrica tankers to receive and transport LNG; provided that force majeure affecting a specific tanker shall only be available with respect to cargoes that are scheduled to be transported on such tanker in the applicable ninety day schedule or annual delivery program for such contract year.

The party affected by an event of force majeure shall take all commercially reasonable efforts to mitigate the effects of such event of force majeure. The parties shall continue to perform their obligations under the Centrica SPA to the extent not prevented or delayed by such event of force majeure.

Liquidated Damages

The parties have agreed that liquidated damages shall be payable to the affected party as the sole and exclusive remedy with respect to:

•	any cargo scheduled for delivery that Centrica does not take delivery of and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	any cargo scheduled for delivery that we do not make available to Centrica and such non-delivered amount is greater than 2% of the cargo scheduled for delivery;

•	a Centrica tanker exceeding the allotted berth time;

•	a Centrica tanker being delayed beyond 24 hours after notice of readiness is effective in berthing at the Project and the Sabine Pass LNG terminal and/or commencement of LNG transfer due to an event occurring at the Project and the Sabine Pass LNG terminal;

•	a Centrica tanker’s failure to vacate the berth at the end of its allowed berth time thereby delaying the loading and unloading of the subsequent LNG vessel; and

•	delivery of any off-spec LNG by us.

Limitations on Liability

Our maximum aggregate liability (other than in respect of (a) any liability for gross negligence or willful misconduct, (b) any liability related to indemnification obligations or (c) amounts already paid to Centrica) as of any given date shall not exceed (i) on or prior to the fifth anniversary of the date of first commercial delivery under the Centrica SPA, $300.0 million and (ii) after the fifth anniversary of the date of first commercial delivery under the Centrica SPA, $400.0 million.

Termination

Centrica has the right to terminate the Centrica SPA if we declare an event of force majeure (as defined and provided in the Centrica SPA) one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in a 50% or greater reduction in the annual contract quantity of LNG available to Centrica during that period. Centrica also has the right to terminate the Centrica SPA if, among other things: (i) we fail to make available to Centrica 50% or greater of the cargoes scheduled in any 12-month period, or (ii) Train 5 has not commenced commercial operations within 180 days after the date designated for the first commercial delivery.

We have the right to terminate the Centrica SPA if: (i) Centrica declares an event of force majeure one or more times and the interruptions from such force majeure events aggregate 24 or more months during any 36-month period and resulted in Centrica being prevented from taking 50% or more of the annual contract quantity of LNG during that period; (ii) Centrica fails to take 50% or greater of the cargoes scheduled in any 12-month period; (iii) any guaranty required to be delivered by Centrica under the Centrica SPA is not delivered for a period exceeding 10 business days or such guaranty ceases to be in effect for longer than 10 business days; (iv) Centrica or its guarantor fails to satisfy certain credit rating requirements; (v) any guarantor is not an affiliate of Centrica; (vi) Centrica or its guarantor fails to execute certain agreements with financial lenders; (vii) Centrica fails to comply with applicable trade laws; or (viii) Centrica violates provisions of the Centrica SPA restricting how LNG purchased under the Centrica SPA may be used.

Either party has the right to terminate the Centrica SPA if: (i) a bankruptcy event (as defined in the Centrica SPA) occurred with respect to the other party; (ii) the other party fails to pay amounts due under the Centrica SPA in excess of $30 million for more than 10 days; (iii) the other party’s business practices caused it to violate certain applicable laws; or (iv) the conditions to the commencement of the 20-year term specified in the Centrica SPA were not satisfied or waived by June 30, 2015, or a later date if so agreed by Centrica and us.

Taxes and Assignment

Under the Centrica SPA, we and Centrica are responsible for our respective taxes, and each of us may assign the Centrica SPA as provided in the Centrica SPA.

CHENIERE MARKETING SPA

On August 5, 2014, we entered into the Cheniere Marketing SPA.

Sale and Purchase, Payment and Certain Other Obligations

Under the Cheniere Marketing SPA, in summary and subject to the more detailed provisions and conditions set forth therein:

•	Pursuant to the Cheniere Marketing SPA, we agree to sell to Cheniere Marketing for delivery at the Project and the Sabine Pass LNG terminal any and all excess LNG produced that is not and will not be committed to non-affiliated parties. If there is insufficient capacity to produce any such excess LNG, then we are not obligated to commit to make any LNG available to Cheniere Marketing.

•	The sales price to be paid by Cheniere Marketing will be 115% of the final settlement price for the New York Mercantile Exchange Henry Hub natural gas futures contract plus $3.00/MMBtu.

•	By timely advance notice, Cheniere Marketing may without charge cancel a scheduled cargo of LNG. The Cheniere Marketing SPA contains limitations on certain of our liabilities.

Term

The term of the Cheniere Marketing SPA is twenty years from the later of August 1, 2018 and the date of first commercial delivery of Train 1, or such shorter period as may be required to comply with the LNG export licenses. Cheniere Marketing will have the right to extend the twenty-year term for an additional period of up to ten years. Under the Cheniere Marketing SPA, we will use reasonable efforts to amend or obtain additional LNG export licenses permitting the export of a quantity of LNG in a given contract year that is sufficient for us to meet our obligation for such contract year under the Cheniere Marketing SPA and under certain other LNG sale and purchase agreements.

Termination and Force Majeure

Pursuant to the Cheniere Marketing SPA, the following circumstances permit either us or Cheniere Marketing or both parties (as the case may be) to terminate the agreement: (i) by either party, in respect of a bankruptcy event in respect of the other party; (ii) by either party, in respect of a late payment by the other party of any amount or amounts in the aggregate due that are in excess of $30 million, for a period of ten days or more following the due date of the relevant invoice(s); (iii) by Cheniere Marketing, pursuant to a delay of more than 180 days in the date of first commercial delivery; (iv) by us, if Cheniere Marketing violates the terms of our LNG export licenses, or such other applicable licenses; (v) by either party, if the actions of the other party at any time during the term cause the terminating party to be in violation of laws applicable to the terminating party, or misrepresentation by the other party of business practices compliance prior to May 14, 2012; (vi) by us, if Cheniere Marketing does not use, market or resell the LNG as provided in the Cheniere Marketing SPA; (vii) by Cheniere Marketing, if (a) we declare force majeure one or more times and the interruptions resulting from such force majeure total twenty-four months during any thirty-six month period, and (b) such force majeure results in us being prevented from making available fifty percent or more of the annualized annual contract quantity during such periods of force majeure; (viii) by us, if (a) Cheniere Marketing has declared force majeure one or more times and the interruptions resulting from such force majeure total twenty-four months during any thirty-six month period, and (b) such force majeure has resulted in Cheniere Marketing being prevented from taking fifty percent or more of the annualized annual contract quantity during such periods of force majeure; (ix) by Cheniere Marketing, if we fail to make available fifty percent of the cargoes scheduled in any given twelve month period, for reasons other than force majeure or as otherwise excused under the Cheniere Marketing SPA; (x) by us, if Cheniere Marketing fails to take fifty percent of the cargoes scheduled in any given twelve month period, for reasons other than force majeure or as otherwise excused under the Cheniere Marketing SPA; and (xi) by us, if Cheniere Marketing fails to execute any direct agreement with our lenders, as required by the Cheniere Marketing SPA, within 60 days following a request by us that Cheniere Marketing execute such direct agreement.

Limitations on Liability

Our maximum aggregate liability (other than any liability for gross negligence, willful misconduct, related to indemnification obligations or amounts in respect of any scheduled cargo quantity that was not delivered by us to Cheniere Marketing) as of any given date shall not exceed $25 million.

Second Amended and Restated Terminal use Agreement

On July 31, 2012, Cheniere Investments assigned to us all of its rights, title and interest in and to the Amended and Restated Terminal Use Agreement, dated as of November 9, 2006, as amended, with SPLNG. We and SPLNG subsequently entered into a Second Amended and Restated TUA, dated as of July 31, 2012 to provide berthing for LNG vessels and for the unloading, loading, storage and regasification of LNG. SPLNG has no obligation to provide us with certain services such as(i) harbor, mooring and escort services for LNG vessels, including the provision of tugboats, (ii) the transportation of natural gas downstream from the Sabine Pass LNG terminal or the construction of any pipelines to provide such transportation or (iii) the marketing of natural gas. In connection with the assignment, we entered into a terminal use rights assignment and agreement with Cheniere Investments (see summary of TURA (as defined and described below)) pursuant to which Cheniere Investments has the right to use services available to us under the TUA and has the obligation to make monthly payments to SPLNG as required by the TUA.

LNG Delivery and Term

Under the TUA, we have reserved 781,830,000 MMBtu of annual LNG delivery or receipt capacity, which is equivalent to approximately 2.0 billion cubic feet per day of regasification capacity assuming an energy content of 1.05 MMBtu per thousand cubic feet and retainage of 2%. The term of the TUA is twenty years from the commercial start date under the TUA, with up to eight additional five year extensions.

Fees

We are required to pay SPLNG a fixed monthly fee for capacity that is comprised of: (i) a reservation fee of $0.28 per MMBtu times 1/12 of the maximum LNG transfer quantity; (ii) an operating fee of $0.04 per MMBtu times 1/12 of the maximum LNG transfer quantity, which operating fee is adjusted annually for changes in the U.S. Consumer Price Index (All Urban Consumers); and (iii) certain other taxes and regulatory costs. Each month, SPLNG is entitled to receive a “retainage” equal to 2% of any LNG imported for our account.

Any services at the Sabine Pass LNG terminal that SPLNG is not contractually obligated to make available to any other customer and any services that any other customer elects not to use may be used exclusively by us without any additional charge or fee except for 2% retainage and port charges in respect of vessels entering or leaving the Project and the Sabine Pass LNG terminal.

Taxes and New Regulatory Costs

If any governmental authority (i) imposes any taxes on SPLNG (excluding taxes on revenue or income) with respect to the services provided under the TUA, or the Sabine Pass LNG terminal or (ii) enacts any safety- or security-related regulation which increases SPLNG’s costs in relation to the services provided at the Sabine Pass LNG terminal, we will bear such taxes or increased regulatory costs at a rate proportional to our percentage of the right to use the Sabine Pass LNG terminal’s total capacity. If any governmental authority imposes a sales or use tax on our retainage or any tax or fee on the services provided to us by SPLNG, we will bear such taxes or reimburse SPLNG for such taxes if assessed on and paid by SPLNG.

Assignment

Both SPLNG and we may assign our respective interests under the TUA to affiliates, and, as permitted by the TUA, SPLNG has pledged its interest under the TUA to secure its obligations under senior secured notes issued by SPLNG. In addition, we may make a partial assignment of our right to services under the TUA (but not our rights to excess capacity described above) to non-affiliates provided that (i) the assignee agrees to be bound by the TUA, (ii) we continue to be liable for all payments due under the TUA, and (iii) we and the assignee designate a representative and jointly exercise all rights under the TUA.

An assignment under the TUA will terminate our obligations only if (i) the assignment constitutes all of our rights and obligations, (ii) the assignee agrees to assume all obligations of the assignor from inception of the TUA, and (iii) the assignee demonstrates creditworthiness at the time of the assignment that is reasonably acceptable to SPLNG (and including credit standards that will be deemed acceptable).

Termination and Force Majeure

We may terminate the TUA if SPLNG has declared force majeure with respect to a period that has extended, or is projected to extend, for 18 months, or for reasons not excused by force majeure or our actions, if SPLNG:

•	fails to deliver at least 201,972,750 MMBtu of our total natural gas nominations in a 12-month period;

•	fails entirely to deliver or receive at least 17 cargoes nominated by us over a period of 90 consecutive days; or

•	fails to load or unload 53 cargoes or more scheduled for delivery by us for a 12-month period.

SPLNG may terminate the TUA if we commence bankruptcy, reorganization or liquidation proceedings, or have such proceedings commenced against us (which proceedings are not stayed within sixty (60) days of service thereof).

Either party may terminate the TUA with 30 days written notice if (i) a party has failed to pay when due an amount owed that causes its cumulative delinquency to exceed three times the monthly capacity reservation fee, (ii) the cumulative delinquency has not been paid within 60 days of such notice and (iii) the other party has subsequently given 30 days’ written notice to terminate the TUA.

Failure to Take

If we: (i) fail to nominate the quantity of natural gas required to be redelivered for our account or (ii) fail to materially take redelivery of such natural gas, for a reason other than force majeure or the inability of a downstream pipeline to take delivery, then SPLNG may, at its sole discretion, take title to and dispose of such natural gas. We are required to indemnify SPLNG, its affiliates, and their respective directors, officers, members and employees for the costs resulting from such sale or disposition and SPLNG shall credit to our account the net proceeds from the sale of natural gas minus transportation costs, any third party charges and an administrative fee of $0.05 per MMBtu. If SPLNG is required to dispose of our natural gas more than three times in any year, the administrative fee shall be increased to $0.10 per MMBtu for each occasion thereafter in such year.

If on any day we fail to take delivery of LNG in the quantity nominated pursuant to the TUA, then SPLNG shall be relieved of its obligation to make such LNG available, and SPLNG shall use reasonable efforts to sell such LNG, and we shall reimburse SPLNG for its costs.

Limitations on Liability

SPLNG’s liability to us for an event under the TUA cannot exceed three times the monthly reservation fee, except for liabilities caused by the gross negligence/willful misconduct of SPLNG. There are no consequential damages or punitive damages. We will indemnify SPLNG from any liabilities related to the loading of LNG.

Sixth LNG Storage Tank

The TUA provides that, at our request, we and SPLNG will use commercially reasonable efforts to agree on the terms and conditions under which SPLNG must construct a sixth LNG storage tank with a working capacity of approximately 160,000 cubic meters of LNG for our benefit as soon as possible but not later than four years after our request. SPLNG’s obligation to construct the additional LNG storage tank will be subject to its (i) receipt of all FERC and other required governmental permits and approvals and (ii) obtaining financing that it considers reasonably acceptable in form and content.

Terminal Use Rights Assignment and Agreement

On July 31, 2012, we entered into the TURA with Cheniere Investments and SPLNG whereby we granted and assigned to Cheniere Investments certain rights to utilize services and obligations under the TUA. Unless terminated pursuant to the terms of the TURA, the TURA will remain in full force and effect until the expiration of the term of the TUA.

Terminal Use Rights and Fees

We granted and assigned to Cheniere Investments the rights to utilize the services under the TUA for delivery of cargoes of LNG, receipt/delivery of cargoes of LNG, and receipt of regasified LNG. These rights are upon the same terms and conditions as provided in the TUA, including and encompassing all related capacity at the Sabine Pass LNG terminal required to receive, store, regasify, transport, deliver, or redeliver LNG or natural gas pursuant to the TUA.

Cheniere Investments’ right to use capacity at the Sabine Pass LNG terminal will step down as each of Trains 1 through 4 reaches commercial operations, starting at 781,830,000 MMBtu and decreasing to 38,400,000 MMBtu when Train 4 reaches commercial operations. Our right to use capacity will step up from zero MMBtu to 743,430,000 MMBtu. The percentage of fees payable by Cheniere Investments will step down from 100% to zero (unless Cheniere Investments utilizes term use capability after Train 4 reaches commercial operations), and the percentage of fees payable by us will increase by the amount that Cheniere Investments’ percentage decreases. SPLNG has released and discharged us from any and all liabilities, obligations and claims with respect to the payments and fees Cheniere Investments has agreed to make to SPLNG under the TURA.

Trigger Events

Following a trigger event (defined as events of default under the TURA resulting from a breach of the TURA by Cheniere Investments), we will accept and treat SPLNG (or a successor or assign) as Cheniere Investments’ successor party to the TURA.

Assignment

Cheniere Investments may assign or grant a third party rights to use the services in order to monetize its terminal use rights through agreements or transactions with Cheniere Marketing, counterparties with Cheniere Marketing, SPLNG, or other parties. Cheniere Investments shall not assign or grant rights to use the services under the TUA to a third party for another purpose without our prior written consent. Except as provided in the TURA or pursuant to one or more SPAs, we may not (i) assign or otherwise transfer the TUA or otherwise grant a third party rights to use the services without the prior written consent of Cheniere Investments or (ii) amend, modify or supplement the TUA in any manner that would adversely affect in any material respect Cheniere Investments’ terminal use rights or capabilities granted under the TURA without the prior written consent of Cheniere Investments. We may, however, assign, mortgage, or pledge our interests under the TUA to lenders to secure indebtedness.

Transportation Precedent Agreement

In August 2012, we entered into a Transportation Precedent Agreement Firm Transportation Services with CTPL, an indirect wholly owned subsidiary of Cheniere Partners (as amended, the “Transportation Precedent Agreement”). Furthermore, the parties intend, subject to the satisfaction of certain conditions precedent, to enter into a Firm Transportation Service Agreement and a Negotiated Rate Agreement (collectively, the “FTSA”). Subject to receipt of certain authorizations, under the Transportation Precedent Agreement, CTPL has agreed to modify certain interconnects, add compression, and construct a tap to connect the Creole Trail Pipeline to the Sabine Pass liquefaction terminal. In addition, CTPL has agreed to provide us, and we have agreed to receive from CTPL, firm transportation services pursuant to the FTSA.

Following certain modifications, CTPL will be able to provide us with firm transportation service up to our MDTQ (as defined below). Our interconnect will have a design capacity of 1,700,000 Dthd.

Maximum Daily Transportation Quantity

Our Maximum Daily Transportation Quantity (“MDTQ”) is as follows:

•	765,000 Dthd from the date the FTSA is effective to the later of (i) December 31, 2015, and (ii) the date the Phase 2 Facility Modifications (as defined in the Transportation Precedent Agreement) are placed into service (“Period 1”); and

•	1,530,000 Dthd from the date following the end of Period 1 through the end of the term of the FTSA (20 years following commercial operations of Train 2).

Costs

The total costs associated with implementing certain modifications to the Creole Trail Pipeline (the “Pipeline Facilities Modifications”) is currently estimated to be $100 million. We will provide, or cause to be provided, CTPL with funds to cover these costs (or our proportionate share of these costs in the event of a capacity reduction during open season as described in the Transportation Precedent Agreement).

Conditions Precedent to FTSA

Commencement of service under the FTSA is conditioned upon the satisfaction or express waiver by CTPL of the following conditions precedent (for which CTPL shall use commercially reasonable efforts to realize the completion thereof):

•	CTPL receiving all required permits, including authorization by FERC;

•	CTPL receiving funding sufficient to pay for the costs of the Pipeline Facility Modifications on terms acceptable to CTPL in its sole discretion; and

•	CTPL constructing and placing into service Phase 1 Modifications (as defined in the Transportation Precedent Agreement).

CTPL may only waive a condition precedent if the effect of such waiver does not degrade the service to be provided to us, as determined by us in our sole discretion.

Termination Rights

We have the right to terminate the Transportation Precedent Agreement prior to the execution of the FTSA without financial penalty if:

•	CTPL makes any filing with respect to its FERC gas tariff without our consent, that in our reasonable discretion, degrades the services to be provided or adversely affects the commercial terms of such services,

•	CTPL has not completed the construction of the Phase 1 Modifications to enable both receipt and delivery service by April 1, 2015, or

•	the conditions precedent are not achieved or expressly waived by August 9, 2017.

CTPL has the right to terminate the Transportation Precedent Agreement prior to the execution of the FTSA if the conditions precedent are not achieved or expressly waived by CTPL by April 1, 2015.

Assignment

Prior to execution of the FTSA, we may assign the Transportation Precedent Agreement in whole or in part and any of the rights or obligations under the FTSA and Negotiated Rate Agreement to:

•	any affiliated entity, or

•	any non-affiliated entity with the prior written consent of CTPL.

The Transportation Precedent Agreement does not explicitly permit collateral assignment to a financing party.

Operation and Maintenance Agreement

On May 14, 2012, we entered into an Operation and Maintenance Agreement with Cheniere LNG O&M Services, LLC and Cheniere Energy Partners GP, LLC (the “O&M Agreement”). In November 2013, Cheniere Energy Partners GP, LLC assigned its rights and obligations under the O&M Agreement to Cheniere Investments (the “Operator”), and on September 28, 2015, we entered into an amendment to the O&M Agreement. Pursuant to the O&M Agreement, we appoint Operator to operate the Project and to perform the services specified therein.

Services Provided

Before the Project is operational, the services to be provided include, among other services, obtaining governmental approvals on behalf of us, preparing an operating plan for certain periods, obtaining insurance, preparing staffing plans and preparing status reports. After the Project is operational, the Operator will be responsible for the operation and maintenance of the Project and will ensure that all necessary services required to operate and maintain the Project are properly performed.

Costs and Expenses

Before the Project is operational, in addition to reimbursement of operating expenses, we pay Operator a monthly fee equal to 0.6% of the capital expenditures incurred in the previous month. After substantial completion of each LNG liquefaction train, for services performed by Operator while the Project is operational, we will pay Operator in addition to the reimbursement of operating expenses, a fixed monthly fee of $83,333.33 for services with respect to such LNG liquefaction train.

Term and Termination

The term of the O&M Agreement shall commence on the date of the O&M Agreement and continue until 20 years after the Project’s last liquefaction train reaches substantial completion. Thereafter, the O&M Agreement continues for successive 12-month periods unless terminated by any party.

Limitations on Liability

The aggregate amount of damages payable by us or by Operator under the O&M Agreement is limited to an amount equal to the fees payable to Operator in such year plus reimbursable operating expenses for that year.

Assignment

Operator shall not assign the O&M Agreement without our written consent or without having obtained any necessary government approval required for such assignment.

Management Services Agreement

On May 14, 2012, we entered into a Management Services Agreement (the “MSA”) with Cheniere LNG Terminals, LLC (the “Manager”), which was amended on September 28, 2015.

Scope of Services

Pursuant to the MSA, we engage Manager to manage all of our business and operations other than services to be provided by Operator under the O&M Agreement. The services to be provided by Manager include, among other services, exercising the day-to-day management of our affairs and business, managing our regulatory matters, managing bank and brokerage accounts and financial books and records of our business and operations, and providing contract administration services for all contracts associated with the Project.

Payment and Fees

We pay Manager a pre-completion monthly fee equal to 2.4% of the capital expenditures incurred in the previous month. After substantial completion of each LNG liquefaction train, we will pay Manager a fixed monthly fee of $541,666.66 for services with respect to such train.

Term and Termination

The term of the MSA began on May 14, 2012, and will continue until 20 years after the substantial completion date of the last Train to attain substantial completion. Thereafter, the term will continue for successive 12-month periods unless terminated by either party.

Assignment

The Manager may not assign or otherwise transfer all or any of its rights under the Agreement, and any assignment by the Manager will be null and void and have no force or effect.

Limitations on Liability

The aggregate amount of damages payable by the Manager under the Agreement shall be limited to an amount equal to the fees payable to the Manager for such year plus a withholding of any fees remaining to be paid for such year. The Manager shall not be liable for consequential damages.

Water Services Agreement

On December 21, 2011, we entered into a Water Services Agreement with the City of Port Arthur (the “City”), as amended by that certain First Amendment to Water Services Agreement, dated June 12, 2012, and further amended by that certain Second Amendment to Water Services Agreement, dated December 31, 2012 (as amended, the “Water Services Agreement”), pursuant to which the City has agreed to use best efforts to deliver potable water to us.

Scope

Pursuant to the Water Services Agreement, the City is required to deliver water to us at either one, or both, of the designated interconnection delivery points. The City’s obligations under the Water Services Agreement are conditioned on its ability to obtain water from Lower Neches Valley Authority or any other third party provider and certain required permits. Our rights under the Water Services Agreement are subject to any Water Conservation Programs adopted by the City and the City’s Drought Contingency Plan. The City is required to use best efforts to deliver water up to a maximum flow rate with respect to each of the Trains (ranging from 875 gallons/minute with respect to Train 1 to 3,500 gallons/minute with respect to Trains 1 through 4).

Facility Enhancements

Prior to April 1, 2014, the City is required to construct certain enhancements to the City’s existing water system, including upgrades to the City’s surface water treating plant, a water line or lines in downtown Port Arthur and along Highway 82 on Pleasure Island and a 500,000 gallon ground storage tank and pump station on Pleasure Island. We must pay the City for the costs of construction of such facility enhancements.

Contract Cost

In addition to costs associated with the facility enhancements, we agreed to pay the City for the volumes of water delivered to us under the Water Services Agreement at the in-city water rate, which at the time of the Water Services Agreement was $4.85 per 1,000 gallons. We estimate that each Train will require up to 1.25 million gallons of water per day.

Termination Rights

The term of the Water Services Agreement is 30 years following commencement of delivery of water by the City. The City has the right to terminate the Water Services Agreement (a) immediately if we are in material breach of the Water Services Agreement and such breach has not been cured for 30 days, or (b) at any time by providing five-years written notice to us. We can terminate the Water Services Agreement by written notice if the City is in material breach of the Water Services Agreement and has failed to cure the breach within 30 days.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the material U.S. federal income tax consequences relevant to the exchange of New Notes for Old Notes pursuant to the exchange offer does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of New Notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax consequences.

We believe that the exchange of New Notes for Old Notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. Accordingly, a holder will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the New Notes as the holder had in the Old Notes immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until March 21, 2016, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and be delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of Old Notes who did not exchange their Old Notes for New Notes in the exchange offer on terms which may differ from those contained in this prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding Old Notes have been exchanged for New Notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

LEGAL MATTERS

The validity of the New Notes offered hereby and certain other matters relating to this exchange offer will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Sabine Pass Liquefaction, LLC as of December 31, 2014 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Sabine Pass Liquefaction, LLC at December 31, 2013, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SABINE PASS LIQUEFACTION, LLC

BALANCE SHEETS

(in thousands)

	September 30, 2015	December 31, 2014
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$—	$—
Restricted cash	327,150	155,810
Accounts receivable—affiliate	1,678	2,750
Advances to affiliate	36,623	23,969
Other current assets	7,953	3,541
Other current assets—affiliate	2,848	153

Total current assets	376,252	186,223

Non-current restricted cash	—	457,053
Property, plant and equipment, net	9,205,564	6,962,395
Debt issuance costs, net	297,374	228,913
Non-current derivative assets	30,657	11,744
Other non-current assets	162,772	99,417

Total assets	$10,072,619	$7,945,745

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$4,978	$5,974
Accrued liabilities	290,823	113,538
Due to affiliates	24,591	13,051
Derivative liabilities	7,388	23,247

Total current liabilities	327,780	155,810

Long-term debt, net	8,765,660	6,517,266
Non-current derivative liabilities	8,832	268
Other non-current liabilities—affiliate	3,928	—

Member’s equity	966,419	1,272,401

Total liabilities and member’s equity	$10,072,619	$7,945,745

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2015	2014
Revenues	$—	$—

Expenses
Operating and maintenance expense (income)	(27,521)	4,836
Operating and maintenance expense—affiliate	456	34
Terminal use agreement maintenance expense	16,684	24,497
Terminal use agreement maintenance expense—affiliate	308	506
Depreciation expense	1,279	671
Development expense	2,631	8,671
Development expense—affiliate	562	723
General and administrative expense	4,027	3,859
General and administrative expense—affiliate	58,304	52,644

Total expenses	56,730	96,441

Loss from operations	(56,730)	(96,441)

Other income (expense)
Interest expense, net of capitalized interest	(31,261)	(16,773)
Loss on early extinguishment of debt	(96,273)	(114,335)
Derivative loss, net	(46,541)	(89,222)
Other income (expense)	320	(105)

Total other expense	(173,755)	(220,435)

Net loss	$(230,485)	$(316,876)

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENT OF MEMBER’S EQUITY

(in thousands)

(unaudited)

	Sabine Pass LNG-LP, LLC	Total Member’s Equity
Balance at December 31, 2014	$1,272,401	$1,272,401
Capital contributions from Cheniere Partners	15,297	15,297
Non-cash distributions to affiliates	(90,794)	(90,794)
Net loss	(230,485)	(230,485)

Balance at September 30, 2015	$966,419	$966,419

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities
Net loss	$(230,485)	$(316,876)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash terminal use agreement maintenance expense	16,610	23,505
Depreciation expense	1,279	671
Amortization of debt issuance costs and premium	1,736	—
Loss on extinguishment of debt	96,273	114,335
Total losses on derivatives, net	13,136	89,670
Net cash used for settlement of derivative instruments	(40,990)	(20,245)
Changes in restricted cash for certain operating activities	230,187	119,196
Changes in operating assets and liabilities:
Advances to affiliate	(12,654)	1,612
LNG inventory	1,952	(24,499)
Accounts payable	(5,621)	5,033
Accrued liabilities	(38,294)	1,018
Due to affiliates	(10,029)	9,639
Other, net	(3,825)	(3,188)
Other—affiliate	(19,275)	129

Net cash provided by (used in) operating activities	—	—

Cash flows from investing activities
Property, plant and equipment, net	(2,094,567)	(1,888,589)
Use of restricted cash for the acquisition of property, plant and equipment	2,144,821	1,900,776
Other	(50,254)	(12,187)

Net cash provided by (used in) investing activities	—	—

Cash flows from financing activities
Proceeds from issuances of long-term debt	2,250,000	2,584,500
Repayments of long-term debt	—	(177,000)
Debt issuance and deferred financing costs	(176,002)	(94,290)
Investment in restricted cash	(2,089,295)	(2,323,620)
Capital contributions from Cheniere Partners	15,297	10,410

Net cash provided by (used in) financing activities	—	—

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents—beginning of period	—	—

Cash and cash equivalents—end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS

(unaudited)

NOTE 1—BASIS OF PRESENTATION

The accompanying unaudited Financial Statements of SPL have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation, have been included. Certain reclassifications have been made to conform prior period information to the current presentation. The reclassifications had no effect on our overall financial position, results of operations or cash flows.

Results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2015.

We are a disregarded entity for federal and state income tax purposes. Our taxable income or loss, which may vary substantially from the net income or loss reported on our Statements of Operations, is able to be included in the federal income tax return of Cheniere Partners, a publicly traded partnership which indirectly owns us. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying Financial Statements.

For further information, refer to the Financial Statements and accompanying notes included in our audited financial statements for the year ended December 31, 2014 included elsewhere in this prospectus.

In June 2014, the Financial Accounting Standards Board (the “FASB”) amended its guidance on development stage entities. The amendment removed all incremental financial reporting requirements from GAAP for development stage entities. This guidance is effective for interim and annual periods beginning after December 15, 2014, with early adoption permitted. We adopted this guidance in the quarterly period ended June 30, 2014. Prior to our adoption of this guidance, we were a development stage entity because we devote substantially all of our efforts to establishing a new natural gas liquefaction business and for which planned principal operations have not commenced. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows other than the removal of inception-to-date information about statement of operations line items, cash flows and equity transactions.

NOTE 2—RESTRICTED CASH

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our Balance Sheets.

During 2013, we entered into four credit facilities aggregating $5.9 billion (collectively, the “2013 Credit Facilities”). In June 2015, we entered into four credit facilities aggregating $4.6 billion (collectively, the “2015 Credit Facilities”), which replaced the 2013 Credit Facilities. Under the terms and conditions of the 2015 Credit Facilities (and previously the 2013 Credit Facilities), we are required to deposit all cash received into reserve accounts controlled by a collateral trustee. The usage or withdrawal of such cash is restricted to the payment of liabilities related to our natural gas liquefaction facilities that are being developed and constructed in Cameron Parish, Louisiana (the “Liquefaction Project”); therefore, these amounts are shown as restricted cash on our Balance Sheets.

During 2013, we issued an aggregate principal amount of $2.0 billion, before premium, of 5.625% Senior Secured Notes due 2021 (the “2021 Senior Notes”), $1.0 billion of 6.25% Senior Secured Notes due 2022 (the “2022 Senior Notes”) and $1.0 billion of 5.625% Senior Secured Notes due 2023 (the “Initial 2023 Senior Notes”). During 2014, we issued an aggregate principal amount of $2.0 billion of 5.75% Senior Secured Notes due 2024 (the “2024 Senior Notes”) and additional 5.625% Senior Secured Notes due 2023 in an aggregate principal amount of $0.5 billion, before premium (the “Additional 2023 Senior

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

Notes” and collectively with the Initial 2023 Senior Notes, the “2023 Senior Notes”). In March 2015, we issued an aggregate principal amount of $2.0 billion of 5.625% Senior Secured Notes due 2025 (the “2025 Senior Notes” and collectively with the 2021 Senior Notes, the 2022 Senior Notes, the 2023 Senior Notes and the 2024 Senior Notes, the “Senior Notes”). The use of cash proceeds from the Senior Notes is restricted to the payment of liabilities related to the Liquefaction Project; therefore, these amounts are shown as restricted cash on our Balance Sheets. See Note 6—Long-Term Debt to these unaudited financial statements for additional details about our long-term debt.

As of September 30, 2015 and December 31, 2014, we classified $327.2 million and $155.8 million, respectively, as current restricted cash for the payment of current liabilities, including interest payments, related to the Liquefaction Project and zero and $457.1 million, respectively, as non-current restricted cash for future Liquefaction Project construction costs.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of LNG terminal costs and fixed assets, as follows (in thousands):

	September 30, 2015	December 31, 2014
LNG terminal costs
LNG terminal	$13,171	$12,821
LNG terminal construction-in-process	9,187,749	6,946,242
Accumulated depreciation	(540)	(260)

Total LNG terminal costs, net	9,200,380	6,958,803
Fixed assets
Furniture and fixtures	1,154	1,154
Vehicles	1,379	854
Machinery and equipment	339	339
Other	4,358	2,292
Accumulated depreciation	(2,046)	(1,047)

Total fixed assets, net	5,184	3,592

Property, plant and equipment, net	$9,205,564	$6,962,395

NOTE 4—DERIVATIVE INSTRUMENTS

We have entered into the following derivative instruments that are reported at fair value:

•	commodity derivatives to hedge the exposure to price risk attributable to future sales of our LNG inventory (“Natural Gas Derivatives”);

•	commodity derivatives consisting of natural gas purchase agreements and associated economic hedges to secure natural gas feedstock for the Liquefaction Project (“Liquefaction Supply Derivatives”); and

•

interest rate swaps to hedge the exposure to volatility in a portion of the floating-rate interest payments under the 2015 Credit Facilities (and previously the 2013 Credit Facilities) (“Interest Rate Derivatives”).

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

None of our derivative instruments are designated as cash flow hedging instruments, and changes in fair value are recorded within our Statements of Operations.

The following table (in thousands) shows the fair value of our derivative instruments that are required to be measured at fair value on a recurring basis as of September 30, 2015 and December 31, 2014, which are classified as other current assets, non-current derivative assets, derivative liabilities or non-current derivative liabilities in our Balance Sheets.

	Fair Value Measurements as of
	September 30, 2015				December 31, 2014
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Natural Gas Derivatives asset	$—	$423	$—	$423	$—	$1,071	$—	$1,071
Liquefaction Supply Derivatives asset	—	—	32,546	32,546	—	—	342	342
Interest Rate Derivatives liability	—	(15,738)	—	(15,738)	—	(12,036)	—	(12,036)

The estimated fair values of our Natural Gas Derivatives are the amounts at which the instruments could be exchanged currently between willing parties. We value these derivatives using observable commodity price curves and other relevant data. We value our Interest Rate Derivatives using valuations based on the initial trade prices. Using an income-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rate curves, risk adjusted discount rates, credit spreads and other relevant data.

The fair value of substantially all of our Liquefaction Supply Derivatives is developed through the use of internal models which are impacted by inputs that are unobservable in the marketplace. As a result, the fair value of our Liquefaction Supply Derivatives is designated as Level 3 within the valuation hierarchy. The curves used to generate the fair value of our Liquefaction Supply Derivatives are based on basis adjustments applied to forward curves for a liquid trading point. In addition, there may be observable liquid market basis information in the near term, but terms of a particular Liquefaction Supply Derivatives contract may exceed the period for which such information is available, resulting in a Level 3 classification. In these instances, the fair value of the contract incorporates extrapolation assumptions made in the determination of the market basis price for future delivery periods in which applicable commodity basis prices were either not observable or lacked corroborative market data. Internal fair value models that include contractual pricing with a fixed basis include fixed basis amounts for delivery at locations for which no market currently exists. Internal fair value models also include conditions precedent to the respective long-term natural gas purchase agreements. As of September 30, 2015 and December 31, 2014, some of our Liquefaction Supply Derivatives existed within markets for which the pipeline infrastructure has not been developed to accommodate marketable physical gas flow. In the absence of infrastructure to accommodate marketable physical gas flow, our internal fair value models are based on a market price that equates to our own contractual pricing due to: (1) the inactive and unobservable market and (2) conditions precedent and their impact on the uncertainty in the timing of our actual receipt of the physical volumes associated with each forward. The fair value of our Liquefaction Supply Derivatives is predominantly driven by market commodity basis prices and our assessment of the associated conditions precedent, including evaluating whether the respective market is available as pipeline infrastructure is developed. Upon the completion and placement into service of relevant pipeline infrastructure to accommodate marketable physical gas flow, we recognize a gain or loss based on the fair value of the respective natural gas purchase agreements as of the reporting date.

There were no transfers into or out of Level 3 Liquefaction Supply Derivatives for the nine months ended September 30, 2015 and 2014. As all of our physical Liquefaction Supply Derivatives are either purely index-priced or index-priced with a fixed basis, we do not believe that a significant change in market commodity prices would have a material impact on our Level

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

3 fair value measurements. The following table includes quantitative information for the unobservable inputs for the Level 3 Liquefaction Supply Derivatives as of September 30, 2015:

	Net Fair Value Asset (in thousands)	Valuation Technique	Significant Unobservable Input	Significant Unobservable Inputs Range
Liquefaction Supply Derivatives	$32,546	Income Approach	Basis Spread	$(0.350) - $0.050

Derivative assets and liabilities arising from our derivative contracts with the same counterparty are reported on a net basis, as all counterparty derivative contracts provide for net settlement. The use of derivative instruments exposes us to counterparty credit risk, or the risk that a counterparty will be unable to meet its commitments in instances when our derivative instruments are in an asset position.

Commodity Derivatives

We recognize all commodity derivative instruments, including our Natural Gas Derivatives and our Liquefaction Supply Derivatives (collectively, “Commodity Derivatives”), as either assets or liabilities and measure those instruments at fair value. Changes in the fair value of our Commodity Derivatives are reported in earnings.

The following table (in thousands) shows the fair value and location of our Commodity Derivatives on our Balance Sheets:

	September 30, 2015			December 31, 2014
	Natural Gas Derivatives (1)	Liquefaction Supply Derivatives	Total	Natural Gas Derivatives (1)	Liquefaction Supply Derivatives	Total
Balance Sheet Location
Other current assets	$423	$2,371	$2,794	$1,071	$76	$1,147
Non-current derivative assets	—	30,657	30,657	—	586	586

Total derivative assets	423	33,028	33,451	1,071	662	1,733

Derivative liabilities	—	(349)	(349)	—	(53)	(53)
Non-current derivative liabilities	—	(133)	(133)	—	(267)	(267)

Total derivative liabilities	—	(482)	(482)	—	(320)	(320)

Derivative asset, net	$423	$32,546	$32,969	$1,071	$342	$1,413

(1)

Does not include collateral calls of $0.3 million and $1.0 million for such contracts, which are included in other current assets in our Balance Sheets as of September 30, 2015 and December 31, 2014, respectively.

The following table (in thousands) shows the changes in the fair value and settlements and location of our Commodity Derivatives recorded in operating and maintenance expense (income) on our Statements of Operations during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014
Natural Gas Derivatives gain (loss)	$1,221	$(448)
Liquefaction Supply Derivatives gain (1)	32,184	—

(1)	There were no physical settlements during the reporting period.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

Natural Gas Derivatives

Our Natural Gas Derivatives are executed through over-the-counter contracts which are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade financial institutions. We are required by these financial institutions to use margin deposits as credit support for our Natural Gas Derivatives activities.

Liquefaction Supply Derivatives

We have entered into index-based physical natural gas supply contracts and associated economic hedges to secure natural gas feedstock for the Liquefaction Project. The terms of the physical contracts range from approximately one to seven years and commence upon the occurrence of conditions precedent, including the date of first commercial operation of specified Trains of the Liquefaction Project. We recognize our Liquefaction Supply Derivatives as either assets or liabilities and measure those instruments at fair value. Changes in the fair value of our Liquefaction Supply Derivatives are reported in earnings. As of September 30, 2015, we have secured up to approximately 2,156.6 million MMBtu of natural gas feedstock through long-term natural gas purchase agreements, of which the forward notional natural gas buy position of our Liquefaction Supply Derivatives was approximately 1,244.1 million MMBtu, which were recorded as derivatives due to minimum purchase requirements.

Interest Rate Derivatives

We have entered into Interest Rate Derivatives to protect against volatility of future cash flows and hedge a portion of the variable interest payments on the 2015 Credit Facilities. The Interest Rate Derivatives hedge a portion of the expected outstanding borrowings over the term of the 2015 Credit Facilities.

In March 2015, we settled a portion of our Interest Rate Derivatives and recognized a derivative loss of $34.7 million within our Statements of Operations in conjunction with the termination of approximately $1.8 billion of commitments under the 2013 Credit Facilities, as discussed in Note 6—Long-Term Debt to these unaudited financial statements. In May 2014, we settled a portion of our Interest Rate Derivatives and recognized a derivative loss of $9.3 million within our Statements of Operations in conjunction with the early termination of approximately $2.1 billion of commitments under the 2013 Credit Facilities.

At September 30, 2015, we had the following Interest Rate Derivatives outstanding:

	Initial Notional Amount	Maximum Notional Amount	Effective Date	Maturity Date	Weighted Average Fixed Interest Rate Paid	Variable Interest Rate Received
Interest Rate Derivatives	$20.0 million	$628.8 million	August 14, 2012	July 31, 2019	1.98%	One-month LIBOR

The following table (in thousands) shows the fair value and location of our Interest Rate Derivatives on our Balance Sheets:

		Fair Value Measurements as of
	Balance Sheet Location	September 30, 2015	December 31, 2014
Interest Rate Derivatives	Derivative liabilities	$(7,039)	$(23,194)
Interest Rate Derivatives	Non-current derivative assets (Non-current derivative liabilities)	(8,699)	11,158

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

The following table (in thousands) shows the changes in the fair value and settlements of our Interest Rate Derivatives recorded in derivative gain (loss), net on our Statements of Operations during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014
Interest Rate Derivatives loss	$(46,541)	$(89,222)

Balance Sheet Presentation

Our Commodity Derivatives and Interest Rate Derivatives are presented on a net basis on our Balance Sheets as described above. The following table (in thousands) shows the fair value of our derivatives outstanding on a gross and net basis:

Offsetting Derivative Assets (Liabilities)	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets
As of September 30, 2015
Natural Gas Derivatives	$460	$(37)	$423
Liquefaction Supply Derivatives	33,028	—	33,028
Liquefaction Supply Derivatives	(482)	—	(482)
Interest Rate Derivatives	(15,738)	—	(15,738)
As of December 31, 2014
Natural Gas Derivatives	1,079	(8)	1,071
Liquefaction Supply Derivatives	662	—	662
Liquefaction Supply Derivatives	(320)	—	(320)
Interest Rate Derivatives	11,158	—	11,158
Interest Rate Derivatives	(23,194)	—	(23,194)

NOTE 5—ACCRUED LIABILITIES

As of September 30, 2015 and December 31, 2014, accrued liabilities consisted of the following (in thousands):

	September 30, 2015	December 31, 2014
Interest expense and related debt fees	$113,267	$97,785
Liquefaction Project costs	177,556	15,753

Total accrued liabilities	$290,823	$113,538

NOTE 6—LONG-TERM DEBT

As of September 30, 2015 and December 31, 2014, our long-term debt consisted of the following (in thousands):

	Interest Rate	September 30, 2015	December 31, 2014
Long-term debt
2021 Senior Notes	5.625%	$2,000,000	$2,000,000
2022 Senior Notes	6.250%	1,000,000	1,000,000
2023 Senior Notes	5.625%	1,500,000	1,500,000
2024 Senior Notes	5.750%	2,000,000	2,000,000
2025 Senior Notes	5.625%	2,000,000	—
2015 Credit Facilities (1)	(2)	250,000	—
Working Capital Facility (3)	(4)	—	—

Total long-term debt		8,750,000	6,500,000
Long-term debt premium
2021 Senior Notes		9,090	10,177
2023 Senior Notes		6,570	7,089

Total long-term debt, net		$8,765,660	$6,517,266

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

(1)	Matures on the earlier of December 31, 2020 or the second anniversary of the completion date of Trains 1 through 5 of the Liquefaction Project.
(2)

Variable interest rate, at our election, is LIBOR or the base rate plus the applicable margin. The applicable margins for LIBOR loans range from 1.30% to 1.75%, depending on the applicable 2015 Credit Facility, and the applicable margin for base rate loans is 1.75%. Interest on LIBOR loans is due and payable at the end of each LIBOR period, and interest on base rate loans is due and payable at the end of each quarter.

(3)

Matures on December 31, 2020, with various terms for underlying loans as further described below under Working Capital Facility. As of September 30, 2015 and December 31, 2014, no loans were outstanding under the Working Capital Facility or the LC Agreement it replaced.

(4)	Variable interest rates, based on LIBOR or the base rate, as further described below under Working Capital Facility.

For the nine months ended September 30, 2015 and 2014, we incurred $388.0 million and $288.3 million of total interest cost, respectively, of which we capitalized and deferred $356.7 million and $271.5 million, respectively, including amortization of debt issuance costs, primarily related to the construction of the Liquefaction Project.

Senior Notes

In March 2015, we issued an aggregate principal amount of $2.0 billion of the 2025 Senior Notes, for which borrowings accrue interest at a fixed rate of 5.625%. The terms of the 2025 Senior Notes are governed by the same common indenture with the other Senior Notes. In connection with the closing of the sale of the 2025 Senior Notes, we entered into a Registration Rights Agreement dated March 3, 2015 (the “2025 Registration Rights Agreement”). Under the terms of the 2025 Registration Rights Agreement, we have agreed, and any future guarantors of the 2025 Senior Notes will agree, to use commercially reasonable efforts to file with the Securities and Exchange Commission (“SEC”) and cause to become effective a registration statement within 360 days after March 3, 2015 with respect to an offer to exchange any and all of the 2025 Senior Notes for a like aggregate principal amount of our debt securities with terms identical in all material respects to the respective 2025 Senior Notes sought to be exchanged (other than with respect to restrictions on transfer or to any increase in annual interest rate), and that are registered under the Securities Act of 1933, as amended. Under specified circumstances, we have also agreed, and any future guarantors will also agree, to use commercially reasonable efforts to cause to become effective a shelf registration statement relating to resales of the 2025 Senior Notes. We will be obligated to pay additional interest if we fail to comply with our obligation to register the 2025 Senior Notes within the specified time period.

2015 Credit Facilities

In June 2015, we entered into the 2015 Credit Facilities with commitments aggregating $4.6 billion. The 2015 Credit Facilities are being used to fund a portion of the costs of developing, constructing and placing into operation Trains 1 through 5 of the Liquefaction Project. Borrowings under the 2015 Credit Facilities may be refinanced, in whole or in part, at any time without premium or penalty; however, interest rate hedging and interest rate breakage costs may be incurred. As of September 30, 2015, we had $4.3 billion of available commitments and $250.0 million of outstanding borrowings under the 2015 Credit Facilities.

We incurred $88.2 million of debt issuance costs in connection with the 2015 Credit Facilities. In addition to interest, we are required to pay insurance/guarantee premiums of 0.45% per annum on any drawn amounts under the covered tranches of the 2015 Credit Facilities. The 2015 Credit Facilities also require us to pay a quarterly commitment fee calculated at a rate per annum equal to either: (1) 40% of the applicable margin, multiplied by the average daily amount of the undrawn commitment, or (2) 0.70% of the undrawn commitment, depending on the applicable 2015 Credit Facility. The principal of the loans made

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

under the 2015 Credit Facilities must be repaid in quarterly installments, commencing with the earlier of June 30, 2020 and the last day of the first full calendar quarter after the completion date of Trains 1 through 5 of the Liquefaction Project. Scheduled repayments are based upon an 18-year amortization profile, with the remaining balance due upon the maturity of the 2015 Credit Facilities.

The 2015 Credit Facilities contain conditions precedent for borrowings, as well as customary affirmative and negative covenants. Our obligations under the 2015 Credit Facilities are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes and the Amended and Restated Senior Working Capital Revolving Credit and Letter of Credit Reimbursement Agreement (the “Working Capital Facility”) described below.

Under the terms of the 2015 Credit Facilities, we are required to hedge not less than 65% of the variable interest rate exposure of our projected outstanding borrowings, calculated on a weighted average basis in comparison to our anticipated draw of principal.

2013 Credit Facilities

In May 2013, we entered into the 2013 Credit Facilities to fund a portion of the costs of developing, constructing and placing into operation Trains 1 through 4 of the Liquefaction Project. As of December 31, 2014, we had no outstanding borrowings under the 2013 Credit Facilities. In June 2015, the 2013 Credit Facilities were replaced with the 2015 Credit Facilities.

In March 2015, in conjunction with our issuance of the 2025 Senior Notes, we terminated approximately $1.8 billion of commitments under the 2013 Credit Facilities. This termination and the replacement of the 2013 Credit Facilities with the 2015 Credit Facilities in June 2015 resulted in a write-off of debt issuance costs and deferred commitment fees associated with the 2013 Credit Facilities of $96.3 million for the nine months ended September 30, 2015.

Working Capital Facility

In September 2015, we entered into a $1.2 billion Working Capital Facility, which replaced the $325.0 million Senior Letter of Credit and Reimbursement Agreement that was entered into in April 2014 (the “LC Agreement”). The Working Capital Facility is intended to be used for loans (“Working Capital Loans”), the issuance of letters of credit (“Letters of Credit”), as well as for swing line loans (“Swing Line Loans”), primarily for certain working capital requirements related to developing and placing into operation the Liquefaction Project. We may, from time to time, request increases in the commitments under the Working Capital Facility of up to $760 million and, upon the completion of the debt financing of Train 6 of the Liquefaction Project, request an incremental increase in commitments of up to an additional $390 million. As of September 30, 2015, we had $1.1 billion of available commitments, $127.6 million aggregate amount of issued Letters of Credit and no Working Capital Loans, Swing Line Loans or loans deemed made in connection with a draw upon a Letter of Credit (“LC Loans” and collectively with Working Capital Loans and Swing Line Loans, the “Working Capital Facility Loans”) outstanding under the Working Capital Facility. As of December 31, 2014, we had issued letters of credit in an aggregate amount of $9.5 million, and no draws had been made upon any letters of credit issued under the LC Agreement.

Working Capital Facility Loans accrue interest at a variable rate per annum equal to LIBOR or the base rate (equal to the highest of the senior facility agent’s published prime rate, the federal funds effective rate, as published by the Federal Reserve Bank of New York, plus 0.50% and one month LIBOR plus 0.50%), plus the applicable margin. The applicable margin for LIBOR Working Capital Facility Loans is 1.75% per annum, and the applicable margin for base rate Working Capital Facility Loans is 0.75% per annum. Interest on Swing Line Loans and LC Loans is due and payable on the date the loan becomes due. Interest on LIBOR Working Capital Loans is due and payable at the end of each applicable LIBOR period, and interest on base rate Working Capital Loans is due and payable at the end of each fiscal quarter. However, if such base rate Working Capital Loan is converted into a LIBOR Working Capital Loan, interest is due and payable on that date. Additionally, if the loans become due prior to such periods, the interest also becomes due on that date.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

We incurred $27.5 million of debt issuance costs in connection with the Working Capital Facility. We pay (1) a commitment fee on the average daily amount of the excess of the total commitment amount over the principal amount outstanding without giving effect to any outstanding Swing Line Loans in an amount equal to an annual rate of 0.70% and (2) a Letter of Credit fee equal to an annual rate of 1.75% of the undrawn portion of all Letters of Credit issued under the Working Capital Facility. If draws are made upon a Letter of Credit issued under the Working Capital Facility and we do not elect for such draw (an “LC Draw”) to be deemed an LC Loan, we are required to pay the full amount of the LC Draw on or prior to the business day following the notice of the LC Draw. An LC Draw accrues interest at an annual rate of 2.0% plus the base rate. As of September 30, 2015, no LC Draws had been made upon any Letters of Credit issued under the Working Capital Facility.

The Working Capital Facility matures on December 31, 2020, and the outstanding balance may be repaid, in whole or in part, at any time without premium or penalty upon three business days’ notice. LC Loans have a term of up to one year. Swing Line Loans terminate upon the earliest of (1) the maturity date or earlier termination of the Working Capital Facility, (2) the date 15 days after such Swing Line Loan is made and (3) the first borrowing date for a Working Capital Loan or Swing Line Loan occurring at least three business days following the date the Swing Line Loan is made. We are required to reduce the aggregate outstanding principal amount of all Working Capital Loans to zero for a period of five consecutive business days at least once each year.

The Working Capital Facility contains conditions precedent for extensions of credit, as well as customary affirmative and negative covenants. Our obligations under the Working Capital Facility are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes and 2015 Credit Facilities.

Fair Value Disclosures

The following table (in thousands) shows the carrying amount and estimated fair value of our long-term debt:

	September 30, 2015		December 31, 2014
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2021 Senior Notes, net of premium (1)	$2,009,090	$1,853,386	$2,010,177	$1,985,050
2022 Senior Notes (1)	1,000,000	930,000	1,000,000	1,020,000
2023 Senior Notes, net of premium (1)	1,506,570	1,344,614	1,507,089	1,476,947
2024 Senior Notes (1)	2,000,000	1,765,000	2,000,000	1,970,000
2025 Senior Notes (1)	2,000,000	1,755,000	—	—
2015 Credit Facilities (2)	250,000	250,000	—	—
Working Capital Facility (2)	—	—	—	—

(1)

The Level 2 estimated fair value was based on quotations obtained from broker-dealers who make markets in these and similar instruments based on the closing trading prices on September 30, 2015 and December 31, 2014, as applicable.

(2)

The Level 3 estimated fair value approximates the principal amount because the interest rates are variable and reflective of market rates and the debt may be repaid, in full or in part, at any time without penalty.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

NOTE 7—RELATED PARTY TRANSACTIONS

LNG Terminal-Related Agreements

Terminal Use Agreements

We have entered into a TUA with SPLNG to provide berthing for LNG vessels and for the unloading, loading, storage and regasification of LNG. We have reserved approximately 2.0 Bcf/d of regasification capacity and we are obligated to make monthly capacity payments to SPLNG aggregating approximately $250 million per year, continuing until at least 20 years after we deliver our first commercial cargo at our facilities under construction. We obtained this reserved capacity as a result of an assignment in July 2012 by Cheniere Investments of its rights, title and interest under its TUA. In connection with the assignment, we, Cheniere Investments and SPLNG also entered into a terminal use rights assignment and agreement (the “TURA”) pursuant to which Cheniere Investments has the right to use our reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to SPLNG. Cheniere Investments’ right to use our capacity at the Sabine Pass LNG terminal will be reduced as each of Trains 1 through 4 reaches commercial operation. The percentage of the monthly capacity payments payable by Cheniere Investments will be reduced from 100% to zero (unless Cheniere Investments utilizes terminal use capacity after Train 4 reaches commercial operations), and the percentage of the monthly capacity payments payable by us will increase by the amount that Cheniere Investments’ percentage decreases. Cheniere Partners has guaranteed our obligations under our TUA and the obligations of Cheniere Investments under the TURA.

In connection with our TUA, we are required to pay for a portion of the cost to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal. Terminal use agreement maintenance expense—affiliate represents the amount recorded related to the reimbursement to SPLNG of a portion of its fuel costs related to maintaining the cryogenic readiness of the Sabine Pass LNG terminal. Our portion of the cost (including affiliate) to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal is based on our approximately 41% share of the commercial LNG storage capacity at the Sabine Pass LNG terminal. We recorded terminal use agreement maintenance expense (including affiliate) related to this obligation of $17.0 million and $25.0 million during the nine months ended September 30, 2015 and 2014, respectively.

Cheniere Marketing SPA

Cheniere Marketing has entered into an amended and restated SPA with us to purchase, at Cheniere Marketing’s option, LNG produced by us in excess of that required for other customers at a price of 115% of Henry Hub plus $3.00 per MMBtu of LNG.

Commissioning Agreement

In May 2015, we entered into an agreement with Cheniere Marketing that obligates Cheniere Marketing, in certain circumstances, to buy LNG cargoes produced during the periods while Bechtel Oil, Gas and Chemicals, Inc. has control of, and is commissioning, the first four Trains of the Liquefaction Project.

Pre-commercial LNG Marketing Agreement

In May 2015, we entered into an agreement with Cheniere Marketing that authorizes Cheniere Marketing to act on our behalf to market and sell pre-commercial LNG that has not been accepted by BG Gulf Coast LNG, LLC.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

Services Agreements

We recorded general and administrative expense—affiliate of $57.8 million and $52.3 million and operating and maintenance expense—affiliate of $0.5 million and $34,000 during the nine months ended September 30, 2015 and 2014, respectively, under the services agreements listed below.

Liquefaction O&M Agreement

We have entered into an operation and maintenance agreement (the “Liquefaction O&M Agreement”) with Cheniere Investments, a wholly owned subsidiary of Cheniere Partners, pursuant to which we receive all of the necessary services required to construct, operate and maintain the Liquefaction Project. Before the Liquefaction Project is operational, the services to be provided include, among other services, obtaining governmental approvals on our behalf, preparing an operating plan for certain periods, obtaining insurance, preparing staffing plans and preparing status reports. After the Liquefaction Project is operational, the services include all necessary services required to operate and maintain the Liquefaction Project. Before the Liquefaction Project is operational, in addition to reimbursement of operating expenses, we are required to pay a monthly fee equal to 0.6% of the capital expenditures incurred in the previous month, which is recorded as general and administrative expense—affiliate on our Statements of Operations. After substantial completion of each Train, for services performed while the Liquefaction Project is operational, we will pay, in addition to the reimbursement of operating expenses, a fixed monthly fee of $83,333 (indexed for inflation) for services with respect to such Train.

Liquefaction MSA

We have entered into a management services agreement (the “Liquefaction MSA”) with Cheniere Terminals pursuant to which Cheniere Terminals manages the construction and operation of the Liquefaction Project, excluding those matters provided for under the Liquefaction O&M Agreement. The services include, among other services, exercising the day-to-day management of our affairs and business, managing our regulatory matters, managing bank and brokerage accounts and financial books and records of our business and operations, entering into financial derivatives on our behalf and providing contract administration services for all contracts associated with the Liquefaction Project. Under the Liquefaction MSA, we pay a monthly fee equal to 2.4% of the capital expenditures incurred in the previous month, which is recorded as general and administrative expense—affiliate on our Statements of Operations. After substantial completion of each Train, we will pay a fixed monthly fee of $541,667 (indexed for inflation) for services with respect to such Train.

LNG Site Sublease Agreement

We have entered into agreements with SPLNG to sublease a portion of the Sabine Pass LNG terminal site for the Liquefaction Project. The annual sublease payment is $1.0 million. The initial term of the sublease expires on December 31, 2034, with options to renew for multiple 10-year extensions with similar terms as the initial term. The annual sublease payment will be adjusted for inflation every 5 years based on a consumer price index, as defined in the sublease agreement. We recorded $0.5 million and $0.4 million of sublease expense as general and administrative expense—affiliate on our Statements of Operations for the nine months ended September 30, 2015 and 2014, respectively.

Cooperation Agreement

We have entered into an agreement with SPLNG that allows us to retain and acquire certain rights to access the property and facilities that are owned by SPLNG for the purpose of constructing, modifying and operating the Liquefaction Project. In consideration for access given to us, we have agreed to transfer to SPLNG title of certain facilities, equipment and modifications, which SPLNG is obligated to operate and maintain. The term of this agreement is consistent with our TUA described above. Under this agreement, we conveyed to SPLNG $80.5 million and $0.7 million of assets for the nine months ended September 30, 2015 and 2014, respectively.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

Interconnect Agreement

We have entered into an agreement with CTPL to construct certain interconnect facilities between a 94-mile pipeline that interconnects the Sabine Pass LNG terminal with a number of large interstate pipelines and the Liquefaction Project, with ownership and responsibility for maintenance and operation being transferred to CTPL following construction. Upon completion of construction activities during the three months ended September 30, 2015, we conveyed to CTPL $10.1 million of assets under this agreement for the nine months ended September 30, 2015.

State Tax Sharing Agreement

In August 2012, we entered into a state tax sharing agreement with Cheniere. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which we and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, we will pay to Cheniere an amount equal to the state and local tax that we would be required to pay if our state and local tax liability were calculated on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from us under this agreement; therefore, Cheniere has not demanded any such payments from us. The agreement is effective for tax returns due on or after August 2012.

NOTE 8—SUPPLEMENTAL CASH FLOW INFORMATION

The following table (in thousands) provides supplemental disclosure of cash flow information:

	Nine Months Ended September 30,
	2015	2014
Cash paid during the year for interest, net of amounts capitalized and deferred	$13,471	$—
Balance in property, plant and equipment, net funded with accounts payable and accrued liabilities (including affiliate)	358,299	270,761
Non-cash distributions to affiliates for conveyance of assets	90,645	745
Other non-cash distribution to affiliates	149	—
Non-cash conveyance of assets to non-affiliate	13,169	—

NOTE 9—RECENT ACCOUNTING STANDARDS

In May 2014, the FASB amended its guidance on revenue recognition. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier adoption is permitted as of annual reporting periods beginning after December 15, 2016. This guidance may be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the impact of the provisions of this guidance on our Financial Statements and related disclosures.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

(unaudited)

In August 2014, the FASB issued authoritative guidance that requires an entity’s management to evaluate, for each reporting period, whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. Additional disclosures are required if management concludes that conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for annual reporting periods ending after December 15, 2016, and for annual periods and interim periods thereafter, with earlier adoption permitted. The adoption of this guidance is not expected to have an impact on our Financial Statements or related disclosures.

In April 2015, the FASB issued authoritative guidance that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. In August 2015, the FASB further issued guidance clarifying the SEC staff’s position on presentation and subsequent measurement of debt issuance costs incurred in connection with line of credit arrangements. This guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with earlier adoption permitted. This guidance must be adopted retrospectively to each prior reporting period presented and disclosures will be required for a change in accounting principles. We are currently evaluating the impact of the provisions of this guidance on our Balance Sheets.

In July 2015, the FASB issued revised guidance related to the measurement of inventory. Inventory would be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with earlier adoption permitted. This guidance should be adopted prospectively. We are currently evaluating the impact of the provisions of this guidance on our Financial Statements and related disclosures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member

Sabine Pass Liquefaction, LLC:

We have audited the accompanying balance sheet of Sabine Pass Liquefaction, LLC (the Company) as of December 31, 2014, and the related statements of operations, comprehensive loss, member’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sabine Pass Liquefaction, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

February 19, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member

Sabine Pass Liquefaction, LLC

We have audited the accompanying balance sheet of Sabine Pass Liquefaction, LLC (a development stage limited liability company) as of December 31, 2013, and the related statements of operations, comprehensive loss, member’s equity (deficit), and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sabine Pass Liquefaction, LLC at December 31, 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Houston, Texas

February 21, 2014

SABINE PASS LIQUEFACTION, LLC

BALANCE SHEETS

(in thousands)

	December 31,
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$—	$—
Restricted cash and cash equivalents	155,810	192,144
Accounts receivable—affiliate	2,750	1,167
Advances to affiliate	23,969	9,430
Prepaid expenses and other	3,541	4,390
Other—affiliate	153	121

Total current assets	186,223	207,252

Non-current restricted cash and cash equivalents	457,053	867,590
Property, plant and equipment, net	6,962,395	4,412,580
Debt issuance costs, net	228,913	296,040
Non-current derivative assets	11,744	98,123
Other non-current assets	99,417	60,387

Total assets	$7,945,745	$5,941,972

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$5,974	$8,067
Accrued liabilities	113,538	144,575
Due to affiliates	13,051	26,019
Derivative liabilities	23,247	13,484

Total current liabilities	155,810	192,145

Long-term debt, net	6,517,266	4,111,562
Non-current derivative liabilities	268	—
Commitments and contingencies
Member’s equity	1,272,401	1,638,265

Total liabilities and member’s equity	$7,945,745	$5,941,972

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Revenues	$—	$—	$—

Expenses
Development expense	9,319	11,540	37,341
Development expense—affiliate	1,153	1,392	2,955
General and administrative expense	5,305	3,305	1,359
General and administrative expense—affiliate	71,065	93,064	33,951
Terminal use agreement maintenance expense	25,677	26,228	10,058
Terminal use agreement maintenance expense—affiliate	387	394	—
Depreciation expense	967	213	119
Operating and maintenance expense	6,071	—	—
Operating and maintenance expense—affiliate	95	—	—

Total expenses	120,039	136,136	85,783

Loss from operations	(120,039)	(136,136)	(85,783)

Other income (expense)
Interest expense, net	(23,909)	(10,796)	(139)
Loss on early extinguishment of debt	(114,335)	(131,576)	—
Derivative gain (loss), net	(118,541)	83,266	679
Other income (expense)	(29)	752	86

Total other income (expense)	(256,814)	(58,354)	626

Net loss	$(376,853)	$(194,490)	$(85,157)

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Net loss	$(376,853)	$(194,490)	$(85,157)
Other comprehensive income (loss)
Loss on settlements of interest rate cash flow hedges retained in other comprehensive income	—	(30)	(136)
Change in fair value of interest rate cash flow hedges	—	21,297	(27,104)
Losses reclassified into earnings as a result of discontinuance of cash flow hedge accounting	—	5,973	—

Total other comprehensive income (loss)	—	27,240	(27,240)

Comprehensive loss	$(376,853)	$(167,250)	$(112,397)

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENT OF MEMBER’S EQUITY (DEFICIT)

(in thousands)

	Sabine Pass LNG-LP, LLC	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity (Deficit)
Balance at December 31, 2011	$(46,380)	$—	$(46,380)
Contributions from Cheniere Partners	1,623,849	—	1,623,849
Non-cash contributions from Cheniere Partners	2,167	—	2,167
Interest rate cash flow hedges	—	(27,240)	(27,240)
Net loss	(85,157)	—	(85,157)

Balance at December 31, 2012	1,494,479	(27,240)	1,467,239
Contributions from Cheniere Partners	338,276	—	338,276
Interest rate cash flow hedges	—	27,240	27,240
Net loss	(194,490)	—	(194,490)

Balance at December 31, 2013	1,638,265	—	1,638,265
Contributions from Cheniere Partners	11,734	—	11,734
Non-cash contributions to limited partner	(745)	—	(745)
Net loss	(376,853)	—	(376,853)

Balance at December 31, 2014	$1,272,401	$—	$1,272,401

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities
Net loss	$(376,853)	$(194,490)	$(85,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Use of restricted cash and cash equivalents for certain operating activities	175,853	161,065	80,764
Depreciation	967	2,917	119
Non-cash terminal use agreement maintenance expense	24,461	26,731	9,612
Total (gains) losses on derivatives, net	118,199	(84,299)	(679)
Net cash from settlement of derivative instruments	(22,093)	632	—
Loss on extinguishment of debt	114,335	131,576	—
Changes in operating assets and liabilities:
LNG inventory	(22,963)	—	—
Accounts payable and accrued liabilities	9,234	(167)	(1,781)
Due to affiliates	(2,373)	1,665	11,545
Advances to affiliate	(14,539)	(5,017)	(4,414)
Other, net	(2,644)	(39,446)	(10,009)
Other, net—affiliate	(1,584)	(1,167)	—

Net cash provided by (used in) operating activities	—	—	—
Cash flows from investing activities
Property, plant and equipment, net	(2,548,855)	(3,082,195)	(1,113,999)
Use of restricted cash and cash equivalents for the acquisition of property, plant and equipment	2,587,565	3,092,025	1,114,742
Other	(38,710)	(9,830)	(743)

Net cash provided by (used in) investing activities	—	—	—
Cash flows from financing activities
Proceeds from issuances of long-term debt	2,584,500	4,112,500	100,000
Repayments of long-term debt	(177,000)	(100,000)	—
Contributions from Cheniere Partners	11,734	338,276	1,623,849
Investment in restricted cash and cash equivalents	(2,316,547)	(4,041,372)	(1,466,958)
Debt issuance and deferred financing costs	(102,687)	(309,404)	(212,412)
Advances—affiliate	—	—	(44,479)

Net cash provided by (used in) financing activities	—	—	—

Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents—beginning of period	—	—	—

Cash and cash equivalents—end of period	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

We are a Delaware limited liability company formed by Cheniere Energy Partners, L.P. (“Cheniere Partners”) in June 2010 to own, develop and operate natural gas liquefaction facilities in Cameron Parish, Louisiana (the “Liquefaction Project”) at the Sabine Pass LNG terminal (the “Sabine Pass LNG terminal”) adjacent to the existing regasification facilities owned and operated by Sabine Pass LNG, L.P. (“Sabine Pass LNG”). We are a Houston-based company with one member, Sabine Pass LNG-LP, LLC, an indirect wholly owned subsidiary of Cheniere Partners. We and Sabine Pass LNG are each indirect wholly owned subsidiaries of Cheniere Energy Investments, LLC (“Cheniere Investments”), which is a wholly owned subsidiary of Cheniere Partners. Cheniere Partners is a publicly traded limited partnership (NYSE MKT: CQP) formed in November 2006 and is 55.9% owned subsidiary of Cheniere Energy Partners LP Holdings, LLC, which is in turn an 80.1% owned subsidiary of Cheniere Energy, Inc. (“Cheniere”), a Houston-based energy company primarily engaged in LNG-related businesses.

Our Liquefaction Project is being developed at the Sabine Pass LNG terminal adjacent to the existing regasification facilities. The Sabine Pass LNG terminal is located on the Sabine Pass deep water shipping channel less than four miles from the Gulf Coast and includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels with nominal capacity of up to 266,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d. We plan to construct up to six Trains, which are in various stages of development. Each train is expected to have nominal production capacity of approximately 4.5 mtpa of LNG.

In June 2014, the Financial Accounting Standards Board (“FASB”) amended its guidance on development stage entities. The amendment removed all incremental financial reporting requirements from generally accepted accounting principles in the United States (“GAAP”) for development stage entities. This guidance is effective for interim and annual periods beginning after December 15, 2014, with early adoption permitted. We adopted this guidance in the quarterly period ended June 30, 2014. Prior to our adoption of this guidance, we were a development stage entity because we devote substantially all of our efforts to establishing a new natural gas liquefaction business for which planned principal operations have not commenced. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows other than the removal of inception-to-date information about income statement line items, cash flows and equity transactions.

Unless the context requires otherwise, references to “we,” “us,” “our,” the “Company,” or “Sabine Pass Liquefaction” are intended to refer to Sabine Pass Liquefaction.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our Financial Statements were prepared in accordance with GAAP. Certain reclassifications have been made to conform prior period information to the current presentation. The reclassifications had no effect on our overall financial position, results of operations or cash flows.

Use of Estimates

The preparation of Financial Statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the Financial Statements and the accompanying notes. Management evaluates its estimates and related assumptions regularly, including those related to the value of property, plant and equipment, collectability of accounts receivable, derivative instruments, asset retirement obligations (“AROs”) and fair value measurements. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2 and 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Hierarchy Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability. Hierarchy Level 3 inputs are inputs that are not observable in the market.

In determining fair value, we use observable market data when available, or models that incorporate observable market data. In addition to market information, we incorporate transaction-specific details that, in management’s judgment, market participants would take into account in measuring fair value. We maximize the use of observable inputs and minimize our use of unobservable inputs in arriving at fair value estimates.

Recurring fair-value measurements are performed for commodity derivatives and interest-rate derivatives as disclosed in Note 5—Derivative Instruments to these audited financial statements. The carrying amount of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable reported on the Balance Sheets approximates fair value. The fair value of debt is the estimated amount we would have to pay to repurchase our debt, including any premium or discount attributable to the difference between the stated interest rate and market interest rate at each balance sheet date. Debt fair values, as disclosed in Note 7—Long-Term Debt to these audited financial statements, are based on quoted market prices for identical instruments, if available, or based on valuations of similar debt instruments. Non-financial assets and liabilities initially measured at fair value include intangible assets and AROs.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our Balance Sheets.

Amounts that are designated as restricted cash and cash equivalents are contractually restricted as to usage or withdrawal and will not become available to us as cash and cash equivalents. For these amounts, we have presented increases and decreases as “investments in (uses of) restricted cash and cash equivalents” in our Statements of Cash Flows. These amounts that represent non-cash transactions within our Statements of Cash Flows present the effect of sources and uses of restricted cash and cash equivalents as they relate to the changes to assets and liabilities in our Balance Sheets. Restricted cash and cash equivalents are presented on a gross basis within each of those categories so as to reconcile the change in non-cash activity that occurs on the balance sheet from period to period.

LNG Inventory

LNG inventory is recorded at cost and is subject to lower of cost or market (“LCM”) adjustments at the end of each period. LNG inventory cost is determined using the average cost method. Terminal use agreement maintenance expense—affiliate represents the amount recorded related to the reimbursement to Sabine Pass LNG of a portion of its fuel costs related to maintaining the cryogenic readiness of the Sabine Pass LNG terminal.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Accounting for LNG Activities

Generally, we begin capitalizing the costs of a Train once it meets the following criteria: (i) regulatory approval has been received, (ii) financing for the Train is available and (iii) management has committed to commence construction. Prior to meeting these criteria, most of the costs associated with a Train are expensed as incurred. These costs primarily include professional fees associated with front-end engineering and design work, costs of securing necessary regulatory approvals, and other preliminary investigation and development activities related to the Train.

Generally, costs that are capitalized prior to a project meeting the criteria otherwise necessary for capitalization include: land and lease option costs that are capitalized as property, plant and equipment and certain permits that are capitalized as intangible LNG assets. The costs of lease options are amortized over the life of the lease once obtained. If no lease is obtained, the costs are expensed.

We capitalize interest and other related debt costs during the construction period of a Train. Upon commencement of operations, capitalized interest, as a component of the total cost, will be amortized over the estimated useful life of the asset.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for construction activities, major renewals and betterments that extend the useful life of an asset are capitalized, while expenditures for maintenance and repairs and general and administrative activities are charged to expense as incurred. Interest costs incurred on debt obtained for the construction of property, plant and equipment are capitalized as construction-in-process over the construction period or related debt term, whichever is shorter. We depreciate our property, plant and equipment using the straight-line depreciation method. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses are recorded in other operating costs and expenses.

Management tests property, plant and equipment for impairment whenever events or changes in circumstances have indicated that the carrying amount of property, plant and equipment might not be recoverable. In performing this test, an undiscounted cash flow analysis is performed at the lowest level for which identifiable cash flows are independent of cash flows from other assets. If the sum of the undiscounted future net cash flows is less than the net book value of the property, an impairment loss is recognized for the excess, if any, of the property’s net book value over its estimated fair value. We have recorded no impairments related to property, plant and equipment for 2014, 2013 and 2012.

Derivative Instruments

We use derivative instruments to hedge our exposure to cash-flow variability from commodity price and interest rate risk. Derivative instruments are recorded at fair value and included in the balance sheet as assets or liabilities depending on the derivative position and the expected timing of settlement. When we have the contractual right and intend to net settle, derivative assets and liabilities are reported on a net basis.

Changes in the fair value of our derivative instruments are recorded in current earnings, unless we elect to apply hedge accounting and meet specified criteria, including completing contemporaneous hedge documentation. We did not have any derivative instruments designated as cash flow hedges as of December 31, 2014 and 2013.

From time to time we have elected cash flow hedge accounting for derivatives that we use to hedge the exposure to volatility in floating-rate interest payments. Changes in fair value of derivative instruments designated as cash flow hedges, to the extent the hedge is effective, are recognized in accumulated other comprehensive loss on our Balance Sheets. We reclassify gains and losses on the hedges from accumulated other comprehensive loss into interest expense in our Statements of Operations as the hedged item is recognized. Any change in the fair value resulting from ineffectiveness is recognized immediately as derivative gain (loss) on our Statements of Operations. We use regression analysis to determine whether we expect a derivative to be highly effective as a cash flow hedge prior to electing hedge accounting and also to determine whether

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

all derivatives designated as cash flow hedges have been effective. We perform these effectiveness tests prior to designation for all new hedges and on a quarterly basis for all existing hedges. We calculate the actual amount of ineffectiveness on our cash flow hedges using the “dollar offset” method, which compares changes in the expected cash flows of the hedged transaction to changes in the value of expected cash flows from the hedge. We discontinue hedge accounting when our effectiveness tests indicate that a derivative is no longer highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when we determine that the occurrence of the hedged forecasted transaction is not probable. When we discontinue hedge accounting but continue to hold the derivative, prospective changes in fair value of the derivative instrument are recorded in income. Once we conclude that the hedged forecasted transaction becomes probable of not occurring, the amount remaining in accumulated other comprehensive loss pertaining to the previously designated derivatives is reclassified out of accumulated other comprehensive loss and into income.

See Note 5—Derivative Instruments to these audited financial statements for additional details about our derivative instruments.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and cash equivalents and restricted cash. We maintain cash balances at financial institutions, which may at times be in excess of federally insured levels. We have not incurred losses related to these balances to date.

The use of derivative instruments exposes us to counterparty credit risk, or the risk that a counterparty will be unable to meet its commitments. Our commodity derivative transactions are executed through over-the-counter contracts which are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade financial institutions. Collateral deposited for such contracts is recorded as an other current asset and not netted within the derivative fair value. Our interest rate derivative instruments are placed with investment grade financial institutions whom we believe are acceptable credit risks. We monitor counterparty creditworthiness on an ongoing basis; however, we cannot predict sudden changes in counterparties’ creditworthiness. In addition, even if such changes are not sudden, we may be limited in our ability to mitigate an increase in counterparty credit risk. Should one of these counterparties not perform, we may not realize the benefit of some of our derivative instruments.

We have entered into six fixed-price 20-year SPAs with six unaffiliated third parties. We are dependent on the respective counterparties’ creditworthiness and their willingness to perform under their respective SPAs.

Long-Term Debt

Our debt consists of long-term secured debt securities and credit facilities with banks and other lenders. Debt issuances are placed directly by us or through securities dealers or underwriters and are held by institutional and retail investors.

Debt is recorded on our balance sheet at par value adjusted for unamortized discount or premium. Discounts, premiums and costs directly related to the issuance of debt are amortized over the life of the debt and are recorded in interest expense, net using the effective interest method. Gains and losses on the extinguishment of debt are recorded in gains and losses on the extinguishment of debt on our Statements of Operations.

Debt issuance costs consist primarily of arrangement fees, professional fees, legal fees and printing costs. These costs are recorded as debt issuance costs on our Balance Sheets and are being amortized to interest expense or property, plant and equipment over the term of the related debt facility. Upon early retirement of debt or amendment to a debt agreement, certain fees are written off to loss on early extinguishment of debt.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Asset Retirement Obligations

We recognize AROs for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset and for conditional AROs in which the timing or method of settlement are conditional on a future event that may or may not be within our control. The fair value of a liability for an ARO is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset. Our recognition of AROs is described below.

Currently, the liquefaction facilities under construction at the Sabine Pass LNG terminal adjacent to the existing regasification facilities are our only long-lived asset. Based on the real property lease agreements and sublease agreements at the Sabine Pass LNG terminal, at the expiration of the term of the leases we are required to surrender the liquefaction facilities at the Sabine Pass LNG terminal in good working order and repair, with normal wear and tear and casualty expected. Our property lease and sublease agreements have terms of up to 90 years including renewal options. We have determined that the cost to surrender the liquefaction facilities at the Sabine Pass LNG terminal in good order and repair, with normal wear and tear and casualty expected, is zero. Therefore, we have not recorded an ARO associated with the liquefaction facilities at the Sabine Pass LNG terminal.

Income Taxes

We are a disregarded entity for federal and state income tax purposes. Our taxable income or loss, which may vary substantially from the net income or loss reported on our Statements of Operations, is able to be included in the federal income tax return of Cheniere Partners, a publicly traded partnership which indirectly owns us. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying Financial Statements.

At December 31, 2014, the tax basis of our assets and liabilities was $303.9 million more than the reported amounts of our assets and liabilities.

Pursuant to the indentures governing our long-term debt, we are permitted to make distributions (“Tax Distributions”) for any fiscal year or portion thereof in which we are a limited partnership, disregarded entity or other substantially similar pass-through entity for federal and state income tax purposes. The Tax Distributions are equal to the tax that we would owe if we were a corporation subject to federal and state income tax that filed separate federal and state income tax returns, excluding the amounts covered by the state tax sharing agreement discussed immediately below. The Tax Distributions are limited to the amount of federal and/or state income taxes paid by Cheniere to the appropriate taxing authorities and are payable by us within 30 days of the date that Cheniere is required to make federal or state income tax payments to the appropriate taxing authorities.

In August 2012, we entered into a state tax sharing agreement with Cheniere. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which we and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, we will pay to Cheniere an amount equal to the state and local tax that we would be required to pay if our state and local tax liability were computed on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from us under this agreement; therefore, Cheniere has not demanded any such payments from us. The agreement is effective for tax returns due on or after August 2012.

NOTE 3—RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents consist of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our Balance Sheets.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

In July 2012, we entered into a construction/term loan facility in an amount up to $3.6 billion (the “2012 Liquefaction Credit Facility”). During 2013, we entered into four credit facilities aggregating $5.9 billion (collectively, the “2013 Liquefaction Credit Facilities”), which amended and restated the 2012 Liquefaction Credit Facility. See Note 7—Long-Term Debt to these audited financial statements. Under the terms and conditions of the 2012 Liquefaction Credit Facility we were required, and under the 2013 Liquefaction Credit Facilities we are required, to deposit all cash received into reserve accounts controlled by a collateral trustee. Therefore, all of our cash and cash equivalents are shown as restricted cash and cash equivalents on our Balance Sheets.

During 2013, we issued an aggregate principal amount of $2.0 billion, before premium, of 5.625% Senior Secured Notes due 2021 (the “2021 Senior Notes”), $1.0 billion of 6.25% Senior Secured Notes due 2022 (the “2022 Senior Notes”) and $1.0 billion of 5.625% Senior Secured Notes due 2023 (the “2023 Senior Notes”). During 2014, we issued an aggregate principal amount of $2.0 billion of 5.75% Senior Secured Notes due 2024 (the “2024 Senior Notes” and collectively with the 2021 Senior Notes, the 2022 Senior Notes and the 2023 Senior Notes, the “Senior Notes”) and additional 2023 Senior Notes (the “Additional 2023 Senior Notes”) in an aggregate principal amount of $0.5 billion, before premium.

As of December 31, 2014 and 2013, we classified $155.8 million and $192.1 million, respectively, as current restricted cash and cash equivalents for the payment of current liabilities related to the Liquefaction Project and $457.1 million and $867.6 million, respectively, as non-current restricted cash and cash equivalents for future Liquefaction Project construction costs.

NOTE 4—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of LNG terminal costs and fixed assets, as follows (in thousands):

	December 31,
	2014	2013
LNG terminal costs
LNG terminal	$12,821	$98
LNG terminal construction-in-process	6,946,242	4,412,077
Accumulated depreciation	(260)	—

Total LNG terminal costs, net	6,958,803	4,412,175
Fixed assets
Vehicles	854	309
Furniture and fixtures	1,154	10
Machinery and equipment	339	301
Other	2,292	125
Accumulated depreciation	(1,047)	(340)

Total fixed assets, net	3,592	405

Property, plant and equipment, net	$6,962,395	$4,412,580

NOTE 5—DERIVATIVE INSTRUMENTS

Cheniere Marketing, LLC (“Cheniere Marketing”), a wholly owned subsidiary of Cheniere, has entered into the following derivative instruments, on our behalf, that are reported at fair value:

•	commodity derivatives to hedge the exposure to variability in expected future cash flows attributable to the future sale of our LNG inventory (“LNG Inventory Derivatives”);

•	commodity derivatives consisting of natural gas purchase agreements to secure natural gas feedstock for the Liquefaction Project (“Term Gas Supply Derivatives”); and

•	interest rate swaps to hedge the exposure to volatility in a portion of the floating-rate interest payments under the 2013 Liquefaction Credit Facilities (“Interest Rate Derivatives”).

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

The following table (in thousands) shows the fair value of our derivative assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2014 and 2013, which are classified as prepaid expenses and other, non-current derivative assets and derivative liabilities in our Balance Sheets.

	Fair Value Measurements as of
	December 31, 2014				December 31, 2013
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
LNG Inventory Derivatives asset (liability)	$—	$1,071	$—	$1,071	$—	$(156)	$—	$(156)
Term Gas Supply Derivatives asset	—	—	342	342	—	—	—	—
Interest Rate Derivatives asset (liability)	—	(12,036)	—	(12,036)	—	84,639	—	84,639

The estimated fair values of our LNG Inventory Derivatives are the amounts at which the instruments could be exchanged currently between willing parties. We value these derivatives using observable commodity price curves and other relevant data. We value our Interest Rate Derivatives using valuations based on the initial trade prices. Using an income-based approach, subsequent valuations are based on observable inputs to the valuation model including interest rate curves, risk adjusted discount rates, credit spreads and other relevant data.

The fair value of our Term Gas Supply Derivatives is developed through the use of internal models which are impacted by inputs that are unobservable in the marketplace. As a result, the fair value of our Term Gas Supply Derivatives is designated as Level 3 within the valuation hierarchy. The curves used to generate the fair value of the Term Gas Supply Derivatives are based on basis adjustments applied to forward curves for a liquid trading point. In addition, there may be observable liquid market basis information in the near term, but terms of a particular Term Gas Supply Derivative contract may exceed the period for which such information is available, resulting in a Level 3 classification. In these instances, fair value of the contract incorporates extrapolation assumptions made in the determination of the market basis price for future delivery periods in which applicable commodity basis prices were either not observable or lacked corroborative market data. Internal fair value models that include contractual pricing with a fixed basis include fixed basis amounts for delivery at locations for which no market currently exists. Internal fair value models also include conditions precedent to the respective long-term natural gas purchase agreements. As of December 31, 2014, the majority of our Term Gas Supply Derivatives existed within markets for which the pipeline infrastructure has not been developed to accommodate marketable physical gas flow and our internal fair value models were based on a market price that equated to our own contractual pricing due to the inactive and unobservable market as well as the conditions precedent and their impact on the uncertainty in the timing of our actual receipt of the physical volumes associated with each forward. The fair value of the Term Gas Supply Derivatives is predominantly driven by market commodity basis prices and our assessment of the associated conditions precedent, including evaluating whether the respective market is available as pipeline infrastructure is developed. We estimated the fair value of our Term Gas Supply Derivatives to be $0.3 million as of December 31, 2014.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

There were no transfers into or out of Level 3 for the years ended December 31, 2014 and 2013. As all of our Term Gas Supply Derivatives are either purely index-priced or index-priced with a fixed basis, we do not believe that a significant change in market commodity prices would have a material impact on our Level 3 fair value measurements. The following table (in thousands, except natural gas basis spread) includes quantitative information for the unobservable inputs as of December 31, 2014:

	Net Fair Value Asset	Valuation Technique	Significant Unobservable Input	Significant Unobservable Inputs Range
Term Gas Supply Derivatives	$342	Basis Spread plus Liquid Location	Basis Spread	$ (0.350) - $0.035

Derivative assets and liabilities arising from our derivative contracts with the same counterparty are reported on a net basis, as all counterparty derivative contracts provide for net settlement.

Commodity Derivatives

We recognize our commodity derivatives as either assets or liabilities and measure those instruments at fair value. The changes in the fair value of our commodity derivatives are reported in earnings.

The following table (in thousands) shows the fair value and location of our commodity derivatives on our Balance Sheets:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2014	December 31, 2013
LNG Inventory Derivatives asset	Prepaid expenses and other	$1,071	$156
Term Gas Supply Derivatives asset	Prepaid expenses and other	76	—
Term Gas Supply Derivatives asset	Non-current derivative assets	586	—
Term Gas Supply Derivatives liability	Derivative liabilities	(53)	—
Term Gas Supply Derivatives liability	Non-current derivative liabilities	(267)	—

The following table (in thousands) shows the changes in the fair value and settlements of our Commodity Derivatives recorded on our Statements of Operations during the years ended December 31, 2014, 2013 and 2012:

		Year Ended December 31,
	Statement of Operation Location	2014	2013	2012
LNG Inventory Derivatives gain	Derivative gain (loss), net	$860	$476	$—
Term Gas Supply Derivatives gain (1)	Operating and maintenance expense	342	—	—

(1)	There were no settlements during the reporting period.

LNG Inventory Derivatives

The use of derivative instruments exposes us to counterparty credit risk, or the risk that a counterparty will be unable to meet its commitments in instances where our LNG Inventory Derivatives are in an asset position. Our LNG Inventory Derivatives are executed through over-the-counter contracts which are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade financial institutions. We are required by these financial institutions to use margin deposits as credit support for our LNG Inventory Derivatives activities. We had a collateral call of $1.0 million and a collateral deposit of $0.2 million for such contracts, which have not been reflected in the derivative fair value tables but are included in prepaid expenses and other current assets in our Balance Sheets as of December 31, 2014 and 2013, respectively.

Term Gas Supply Derivatives

We have entered into index-based physical natural gas supply contracts to secure natural gas feedstock for the Liquefaction Project. The terms of these contracts range from approximately one to seven years and commence upon the occurrence of conditions precedent, including the date of first commercial operation of specified Trains of the Liquefaction Project. We recognize our Term Gas Supply Derivatives as either assets or liabilities and measure those instruments at fair value. Changes in the fair value of our Term Gas Supply Derivatives are reported in earnings.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

As of December 31, 2014, the majority our Term Gas Supply Derivatives existed within markets for which the pipeline infrastructure has not been developed to accommodate marketable physical gas flow and our internal fair value models were based on a market price that equated to our own contractual pricing due to the inactive and unobservable market as well as the conditions precedent and their impact on the uncertainty in the timing of our actual receipt of the physical volumes associated with each forward. As of December 31, 2014, the forward notional natural gas buy position of our Term Gas Supply Derivatives was approximately 1,249.4 million MMBtu.

Interest Rate Derivatives

In August 2012 and June 2013, we entered into Interest Rate Derivatives to protect against volatility of future cash flows and hedge a portion of the variable interest payments on the 2012 Liquefaction Credit Facility and the 2013 Liquefaction Credit Facilities, respectively. The Interest Rate Derivatives hedge a portion of the expected outstanding borrowings over the term of the 2013 Liquefaction Credit Facilities.

We designated the Interest Rate Derivatives entered into in August 2012 as hedging instruments, which was required in order to qualify for cash flow hedge accounting. As a result of this cash flow hedge designation, we recognized the Interest Rate Derivatives entered into in August 2012 as an asset or liability at fair value and reflected changes in fair value through other comprehensive income in our Statements of Comprehensive Loss.

Any hedge ineffectiveness associated with the Interest Rate Derivatives entered into in August 2012 was recorded immediately as derivative gain (loss) in our Statements of Operations. The realized gain (loss) on the Interest Rate Derivatives entered into in August 2012 was recorded as an (increase) decrease in interest expense on our Statements of Operations to the extent not capitalized as part of the Liquefaction Project. The effective portion of the gains or losses on our Interest Rate Derivatives entered into in August 2012 recorded in other comprehensive income would have been reclassified to earnings as interest payments on the 2012 Liquefaction Credit Facility impact earnings. In addition, amounts recorded in other comprehensive income are also reclassified into earnings if it becomes probable that the hedged forecasted transaction will not occur.

We did not elect to designate the Interest Rate Derivatives entered into in June 2013 as cash flow hedging instruments, and changes in fair value are recorded as derivative gain (loss) within our Statements of Operations.

During the first quarter of 2013, we determined that it was no longer probable that the forecasted variable interest payments on the 2012 Liquefaction Credit Facility would occur in the time period originally specified based on the continued development of our financing strategy for the Liquefaction Project, and, in particular, the Senior Notes described in Note 7—Long-Term Debt to these audited financial statements. As a result, all of the Interest Rate Derivatives entered into in August 2012 were no longer effective hedges, and the remaining portion of hedge relationships that were designated cash flow hedges as of December 31, 2012, were de-designated as of February 1, 2013. For de-designated cash flow hedges, changes in fair value prior to their de-designation date are recorded as other comprehensive income (loss) within our Balance Sheets, and changes in fair value subsequent to their de-designation date are recorded as derivative gain (loss) within our Statements of Operations.

In June 2013, we concluded that the hedged forecasted transactions associated with the Interest Rate Derivatives entered into in connection with the 2012 Liquefaction Credit Facility had become probable of not occurring based on the issuances of the Senior Notes, the closing of the 2013 Liquefaction Credit Facilities, the additional Interest Rate Derivatives executed in June 2013, and our intention to continue to issue fixed rate debt to refinance the 2013 Liquefaction Credit Facilities. As a result, the amount remaining in accumulated other comprehensive income (“AOCI”) pertaining to the previously designated

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Interest Rate Derivatives was reclassified out of AOCI and into income. We have presented the changes in fair value and settlements subsequent to the reclassification date separate from interest expense as derivative gain (loss), net in our Statements of Operations.

In May 2014, we settled a portion of our Interest Rate Derivatives and recognized a derivative loss of $9.3 million within our Statements of Operations in conjunction with the termination of approximately $2.1 billion of commitments under the 2013 Liquefaction Credit Facilities as discussed in Note 7—Long-Term Debt to these audited financial statements.

At December 31, 2014, we had the following Interest Rate Derivatives outstanding:

	Initial Notional Amount	Maximum Notional Amount	Effective Date	Maturity Date	Weighted Average Fixed Interest Rate Paid	Variable Interest Rate Received
Interest Rate Derivatives—Not Designated	$20.0 million	$2.5 billion	August 14, 2012	July 31, 2019	1.98%	One-month LIBOR

The following table (in thousands) shows the fair value of our Interest Rate Derivatives:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2014	December 31, 2013
Interest Rate Derivatives—Not Designated	Non-current derivative assets	$11,158	$98,123
Interest Rate Derivatives—Not Designated	Derivative liabilities	(23,194)	(13,484)

The following table (in thousands) details the effect of our Interest Rate Derivatives included in Other Comprehensive Income (“OCI”) and AOCI for the years ended December 31, 2014, 2013 and 2012:

	Gain (Loss) in OCI	Gain (Loss) Reclassified from AOCI into Interest Expense (Effective Portion)	Losses Reclassified into Earnings as a Result of Discontinuance of Cash Flow Hedge Accounting
December 31, 2012
Interest Rate Derivatives—Designated	$(21,290)	$—	$—
Interest Rate Derivatives—De-designated	(5,814)	—	—
Interest Rate Derivatives—Settlements	(136)	—	—
December 31, 2013
Interest Rate Derivatives—Designated	21,297	—	5,807
Interest Rate Derivatives—Settlements	(30)	—	166
December 31, 2014
Interest Rate Derivatives—Designated	—	—	—
Interest Rate Derivatives—De-designated	—	—	—
Interest Rate Derivatives—Settlements	—	—	—

The following table (in thousands) shows the changes in the fair value and settlements of our Interest Rate Derivatives—Not Designated recorded in derivative gain (loss), net on our Statements of Operations during the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
Interest Rate Derivatives—Not Designated	$(119,401)	$88,596	$679

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Balance Sheet Presentation

Our commodity and interest rate derivatives are presented on a net basis on our Balance Sheets as described above. The following table (in thousands) shows the fair value of our derivatives outstanding on a gross and net basis:

				Gross Amounts Not Offset in the Balance Sheets
Offsetting Derivative Assets (Liabilities)	Gross Amounts Recognized	Gross Amounts Offset in the Balance Sheets	Net Amounts Presented in the Balance Sheets	Derivative Instrument	Cash Collateral Received (Paid)	Net Amount
As of December 31, 2014:
LNG Inventory Derivatives	$1,071	$1,000	$71	$—	$—	$71
Term Gas Supply Derivatives	662	—	662	—	—	662
Term Gas Supply Derivatives	(320)	—	(320)	—	—	(320)
Interest Rate Derivatives—Not Designated	11,158	—	11,158	—	—	11,158
Interest Rate Derivatives—Not Designated	(23,194)	—	(23,194)	—	—	(23,194)
As of December 31, 2013:
LNG Inventory Derivatives	(156)	(156)	—	—	—	—
Interest Rate Derivatives—Not Designated	98,123	—	98,123	—	—	98,123
Interest Rate Derivatives—Not Designated	(13,484)	—	(13,484)	—	—	(13,484)

NOTE 6—ACCRUED LIABILITIES

As of December 31, 2014 and 2013, accrued liabilities consisted of the following (in thousands):

	December 31,
	2014	2013
Interest expense and related debt fees	$97,785	$65,153
LNG liquefaction costs	15,753	79,422

Total accrued liabilities	$113,538	$144,575

NOTE 7—LONG-TERM DEBT

As of December 31, 2014 and 2013, our long-term debt consisted of the following (in thousands):

	December 31,
	2014	2013
Long-term debt
2021 Senior Notes	$2,000,000	$2,000,000
2022 Senior Notes	1,000,000	1,000,000
2023 Senior Notes	1,500,000	1,000,000
2024 Senior Notes	2,000,000	—
2013 Liquefaction Credit Facilities	—	100,000

Total long-term, debt	6,500,000	4,100,000
Long-term debt premium
2021 Senior Notes	10,177	11,562
2023 Senior Notes	7,089	—

Total long-term debt, net	$6,517,266	$4,111,562

For the years ended December 31, 2014, 2013 and 2012, we incurred $397.9 million, $241.3 million and $35.3 million of total interest cost, respectively, of which we capitalized and deferred $374.0 million, $227.9 million and $35.1 million, respectively, of interest cost, including amortization of debt issuance costs, related to the construction of Trains 1 through 4 of the Liquefaction Project.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Below is a schedule of future principal payments that we are obligated to make on our outstanding debt at December 31, 2014 (in thousands):

	Payments Due for the Years Ended December 31,
	Total	2015	2016 to 2017	2018 to 2019	Thereafter
Debt:
2021 Senior Notes	$2,000,000	$—	$—	$—	$2,000,000
2022 Senior Notes	1,000,000	—	—	—	1,000,000
2023 Senior Notes	1,500,000	—	—	—	1,500,000
2024 Senior Notes	2,000,000	—	—	—	2,000,000

Total Debt	$6,500,000	$—	$—	$—	$6,500,000

Senior Notes

In February 2013 and April 2013, we issued an aggregate principal amount of $2.0 billion, before premium, of the 2021 Senior Notes. In April 2013 and May 2014, we issued an aggregate principal amount of $1.5 billion, before premium, of the 2023 Senior Notes. Borrowings under the 2021 Senior Notes and 2023 Senior Notes bear interest at a fixed rate of 5.625%. In November 2013, we issued an aggregate principal amount of $1.0 billion of the 2022 Senior Notes. Borrowings under the 2022 Senior Notes bear interest at a fixed rate of 6.25%. In May 2014, we issued an aggregate principal amount of $2.0 billion of the 2024 Senior Notes. Borrowings under the 2024 Senior Notes bear interest at a fixed rate of 5.75%. Interest on the Senior Notes is payable semi-annually in arrears.

The terms of the Senior Notes are governed by a common indenture (the “Indenture”). The Indenture contains customary terms and events of default and certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness or issue preferred stock, make certain investments or pay dividends or distributions on capital stock or subordinated indebtedness or purchase, redeem or retire capital stock, sell or transfer assets, including capital stock of our restricted subsidiaries, restrict dividends or other payments by restricted subsidiaries, incur liens, enter into transactions with affiliates, consolidate, merge, sell or lease all or substantially all of our assets and enter into certain LNG sales contracts. Subject to permitted liens, the Senior Notes are secured on a pari passu first-priority basis by a security interest in all of our membership interests and substantially all of our assets. We may not make any distributions until, among other requirements, substantial completion of Trains 1 and 2 has occurred, deposits are made into debt service reserve accounts and a debt service coverage ratio for the prior 12-month period and a projected debt service coverage ratio for the upcoming 12-month period of 1.25:1.00 are satisfied.

At any time prior to November 1, 2020, with respect to the 2021 Senior Notes; December 15, 2021, with respect to the 2022 Senior Notes; January 15, 2023, with respect to the 2023 Senior Notes; or February 15, 2024, with respect to the 2024 Senior Notes; we may redeem all or part of such series of the Senior Notes at a redemption price equal to the “make-whole” price set forth in the Indenture, plus accrued and unpaid interest, if any, to the date of redemption. We may also at any time on or after November 1, 2020, with respect to the 2021 Senior Notes; December 15, 2021, with respect to the 2022 Senior Notes; January 15, 2023, with respect to the 2023 Senior Notes; or February 15, 2024, with respect to the 2024 Senior Notes, redeem all or part of such series of the Senior Notes at a redemption price equal to 100% of the principal amount of such series of the Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

2013 Liquefaction Credit Facilities

In May 2013, we entered into the 2013 Liquefaction Credit Facilities aggregating $5.9 billion. The 2013 Liquefaction Credit Facilities are being used to fund a portion of the costs of developing, constructing and placing into operation the first four Trains of the Liquefaction Project. The 2013 Liquefaction Credit Facilities will mature on the earlier of May 28, 2020 or the second anniversary of the completion date of the first four Trains of the Liquefaction Project, as defined in the 2013

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Liquefaction Credit Facilities. Borrowings under the 2013 Liquefaction Credit Facilities may be refinanced, in whole or in part, at any time without premium or penalty, except for interest rate hedging and interest rate breakage costs. We made an initial $100.0 million borrowing under the 2013 Liquefaction Credit Facilities in June 2013 after meeting the required conditions precedent, and in May 2014, we repaid our borrowings under the 2013 Liquefaction Credit Facilities upon the issuance of the Additional 2023 Senior Notes and the 2024 Senior Notes. As of December 31, 2014 and 2013, we had $2.7 billion and $4.9 billion, respectively, of available commitments under the 2013 Liquefaction Credit Facilities.

Borrowings under the 2013 Liquefaction Credit Facilities bear interest at a variable rate per annum equal to, at our election, the London Interbank Offered Rate (“LIBOR”) or the base rate, plus the applicable margin. The applicable margins for LIBOR loans range from 2.3% to 3.0% prior to the completion of Train 4 and from 2.3% to 3.25% after such completion, depending on the applicable 2013 Liquefaction Credit Facility. Interest on LIBOR loans is due and payable at the end of each LIBOR period. The 2013 Liquefaction Credit Facilities required us to pay certain up-front fees to the agents and lenders in the aggregate amount of approximately $144 million and provide for a commitment fee calculated at a rate per annum equal to 40% of the applicable margin for LIBOR loans, multiplied by the average daily amount of the undrawn commitment due quarterly in arrears. Annual administrative fees must also be paid to the agent and the trustee. The principal of the loans made under the 2013 Liquefaction Credit Facilities must be repaid in quarterly installments, commencing with the earlier of the last day of the first full calendar quarter after the Train 4 completion date, as defined in the 2013 Liquefaction Credit Facilities, or September 30, 2018. Scheduled repayments are based upon an 18-year amortization profile, with the remaining balance due upon the maturity of the 2013 Liquefaction Credit Facilities.

Under the terms and conditions of the 2013 Liquefaction Credit Facilities, all cash held by us is controlled by a collateral agent. These funds can only be released by the collateral agent upon satisfaction of certain terms and conditions related to the use of proceeds, and are classified as restricted on our Balance Sheets.

The 2013 Liquefaction Credit Facilities contain conditions precedent for any subsequent borrowings, as well as customary affirmative and negative covenants. Our obligations under the 2013 Liquefaction Credit Facilities are secured by substantially all of our assets as well as all of our membership interests on a pari passu basis with the Senior Notes.

Under the terms of the 2013 Liquefaction Credit Facilities, we are required to hedge not less than 75% of the variable interest rate exposure of our projected outstanding borrowings, calculated on a weighted average basis in comparison to our anticipated draw of principal. See Note 5—Derivative Instruments to these audited financial statements.

In November 2013, in conjunction with our issuance of the 2022 Notes, we terminated approximately $885 million of commitments under the 2013 Liquefaction Credit Facilities. This termination resulted in a write-off of debt issuance costs and deferred commitment fees associated with the 2013 Liquefaction Credit Facilities of $43.3 million in November 2013.

In May 2014, in conjunction with our issuance of the 2024 Senior Notes and the Additional 2023 Senior Notes, we terminated approximately $2.1 billion of commitments under the 2013 Liquefaction Credit Facilities. This termination resulted in a write-off of debt issuance costs and deferred commitment fees associated with the 2013 Liquefaction Credit Facilities of $114.3 million in May 2014.

2012 Liquefaction Credit Facility

In July 2012, we entered into the 2012 Liquefaction Credit Facility with a syndicate of lenders. The 2012 Liquefaction Credit Facility was intended to be used to fund a portion of the costs of developing, constructing and placing into operation Trains 1 and 2 of the Liquefaction Project. Borrowings under the 2012 Liquefaction Credit Facility were based on LIBOR plus 3.50% during construction and LIBOR plus 3.75% during operations. We were also required to pay commitment fees on the undrawn amount. In May 2013, the 2012 Liquefaction Credit Facility was amended and restated with the 2013 Liquefaction Credit Facilities and $100.0 million of outstanding borrowings under the 2012 Liquefaction Credit Facility were repaid in full.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Under the terms of the 2012 Liquefaction Credit Facility, we were required to hedge not less than 75% of the variable interest rate exposure of our projected outstanding borrowings, calculated on a weighted average basis in comparison to our anticipated draw of principal. See Note 5—Derivative Instruments to these audited financial statements.

In conjunction with the issuance of the 2021 Senior Notes in February 2013 and the issuances of $500.0 million of additional 2021 Senior Notes and 2023 Senior Notes in April 2013, approximately $1.4 billion of commitments under the 2012 Liquefaction Credit Facility were terminated. The termination of these commitments in April 2013 and the amendment and restatement of the 2012 Liquefaction Credit Facility with the 2013 Liquefaction Credit Facilities in May 2013 resulted in a write-off of debt issuance costs and deferred commitment fees associated with the 2012 Liquefaction Credit Facility of $88.3 million during the year ended December 31, 2013.

Sabine Pass Liquefaction LC Agreement

In April 2014, we entered into a $325.0 million senior letter of credit and reimbursement agreement (the “Senior LC Agreement”) that we use for the issuance of letters of credit for certain working capital requirements related to the Liquefaction Project. We pay (a) a commitment fee in an amount equal to an annual rate of 0.75% of an amount equal to the unissued portion of letters of credit available pursuant to the Senior LC Agreement and (b) a letter of credit fee equal to an annual rate of 2.5% of the undrawn portion of all letters of credit issued under the Senior LC Agreement. If draws are made upon any letters of credit issued under the Senior LC Agreement, the amount of the draw will be deemed a loan issued to us. We are required to pay the full amount of this loan on or prior to the business day immediately succeeding the deemed issuance of the loan. These loans bear interest at a rate of 2.0% plus the base rate as defined in the Senior LC Agreement. As of December 31, 2014, we had issued letters of credit in an aggregate amount of $9.5 million and no draws had been made upon any letters of credit issued under the Senior LC Agreement.

Fair Value Disclosures

The following table (in thousands) shows the carrying amount and estimated fair value of our long-term debt:

	December 31, 2014		December 31, 2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
2021 Senior Notes, net of premium (1)	$2,010,177	$1,985,050	$2,011,562	$1,961,273
2022 Senior Notes (1)	1,000,000	1,020,000	1,000,000	982,500
2023 Senior Notes, net of premium (1)	1,507,089	1,476,947	1,000,000	935,000
2024 Senior Notes (1)	2,000,000	1,970,000	—	—
2013 Liquefaction Credit Facilities (2)	—	—	100,000	100,000

(1)

The Level 2 estimated fair value was based on quotations obtained from broker-dealers who make markets in these and similar instruments based on the closing trading prices on December 31, 2014 and 2013, as applicable.

(2)

The Level 3 estimated fair value approximates the carrying amount because the interest rates are variable and reflective of market rates and we have the ability to call this debt at any time without penalty.

NOTE 8—RELATED PARTY TRANSACTIONS

Services Agreements

We recorded general and administrative expense—affiliate of $70.6 million, $92.6 million and $34.0 million during the years ended December 31, 2014, 2013 and 2012, respectively, under the services agreements listed below.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Liquefaction O&M Agreement

We have entered into an operation and maintenance agreement (the “Liquefaction O&M Agreement”) with Cheniere Investments pursuant to which we receive all of the necessary services required to construct, operate and maintain the liquefaction facilities. Before the liquefaction facilities are operational, the services to be provided include, among other services, obtaining governmental approvals on our behalf, preparing an operating plan for certain periods, obtaining insurance, preparing staffing plans and preparing status reports. After the liquefaction facilities are operational, the services include all necessary services required to operate and maintain the liquefaction facilities. Before the liquefaction facilities are operational, in addition to reimbursement of operating expenses, we are required to pay a monthly fee equal to 0.6% of the capital expenditures incurred in the previous month. After substantial completion of each Train, for services performed while the liquefaction facilities are operational, we will pay in addition to the reimbursement of operating expenses, a fixed monthly fee of $83,333 (indexed for inflation) for services with respect to such Train. Cheniere Investments provides the services required under the Liquefaction O&M Agreement pursuant to a secondment agreement with a wholly owned subsidiary of Cheniere.

Liquefaction MSA

We have entered into a management services agreement (the “Liquefaction MSA”) with Cheniere Terminals pursuant to which Cheniere Terminals manages the construction and operation of the liquefaction facilities, excluding those matters provided for under the Liquefaction O&M Agreement. The services include, among other services, exercising the day-to-day management of our affairs and business, managing our regulatory matters, managing bank and brokerage accounts and financial books and records of our business and operations, entering into financial derivatives on our behalf and providing contract administration services for all contracts associated with the liquefaction facilities. We pay a monthly fee equal to 2.4% of the capital expenditures incurred in the previous month. After substantial completion of each Train, we will pay a fixed monthly fee of $541,667 for services with respect to such Train.

Terminal Use Agreements

We have entered into a TUA with Sabine Pass LNG pursuant to which we have reserved approximately 2.0 Bcf/d of regasification capacity. See Note 10—Commitments and Contingencies to these audited financial statements for additional information regarding this TUA.

Cheniere Marketing SPA

Cheniere Marketing has entered into an amended and restated SPA with us (the “Cheniere Marketing SPA”) to purchase, at Cheniere Marketing’s option, LNG produced by us in excess of that required for other customers at a price of 115% of Henry Hub plus $3.00 per MMBtu of LNG.

LNG Site Sublease Agreement

In June 2012, we entered into an agreement with Sabine Pass LNG to sublease a portion of its Sabine Pass LNG terminal site for the Liquefaction Project. See Note 9—Leases to these audited financial statements for additional information regarding this sublease agreement.

State Tax Sharing Agreement

In August 2012, we entered into a state tax sharing agreement with Cheniere. See Note 10—Commitments and Contingencies to these audited financial statements for additional information regarding this agreement.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

Cooperation Agreement

We have entered into an agreement with Sabine Pass LNG to allow us certain rights to access the property and facilities that are owned by Sabine Pass LNG for the purpose of constructing, modifying and operating our Liquefaction Project. In consideration for access given to us, we have agreed to transfer title to Sabine Pass LNG of certain facilities, equipment and modifications. The term of this agreement is consistent with our TUA described above. As of December 31, 2014, we have conveyed $0.7 million of assets to Sabine Pass LNG under this agreement.

NOTE 9—LEASES

During the years ended December 31, 2014, 2013 and 2012, we recognized rental expense for all operating leases of $0.9 million, $0.9 million and $0.7 million, respectively.

Future annual minimum lease payments, excluding inflationary adjustments, are as follows (in thousands):

Year ending December 31,	Lease Payments
2015	$908
2016	874
2017	770
2018	770
2019	770
Thereafter (1)	53,606

Total	$57,698

(1)	Includes certain lease option renewals as they are reasonably assured.

LNG Site Leases

In November 2011, we entered into a land lease of 80.7 acres to be used as the laydown area during the construction of the Liquefaction Project. The lease has an initial term of 5 years, with options to renew for five 1-year extensions with similar terms as the initial term.

In December 2011, we entered into a land lease of 80.6 acres to be used for the site of the Liquefaction Project. The lease has an initial term of 30 years, with options to renew for six 10-year extensions with similar terms as the initial term. The annual lease payment is adjusted for inflation every 5 years based on a consumer price index, as defined in the lease agreement.

In June 2012, we entered into an agreement with Sabine Pass LNG to sublease a portion of its Sabine Pass LNG terminal site for the Liquefaction Project. The annual sublease payment is $0.5 million. The initial term of the sublease expires on December 31, 2034, with options to renew for five 10-year extensions with similar terms as the initial term. The annual sublease payment is adjusted for inflation every 5 years based on a consumer price index, as defined in the sublease agreement. During the years ended December 31, 2014, 2013 and 2012, we recorded $0.5 million, $0.5 million and $0.3 million of sublease expense as general and administrative expense—affiliate on our Statements of Operations.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Bechtel EPC Contract

We entered into lump sum turnkey EPC contracts for Trains 1 and 2 (the “EPC Contract (Trains 1 and 2)”) and Trains 3 and 4 (the “EPC Contract (Trains 3 and 4)”) with Bechtel Oil, Gas and Chemicals, Inc. (“Bechtel”) in November 2011 and December 2012, respectively.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

The EPC Contract (Trains 1 and 2) provides that we will pay Bechtel a contract price of $3.9 billion, which is subject to adjustment by change order. We have the right to terminate the EPC Contract (Trains 1 and 2) for our convenience, in which case Bechtel will be paid (i) the portion of the contract price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum of up to $30.0 million depending on the termination date.

The EPC Contract (Trains 3 and 4) provides for (i) the procurement, engineering, design, installation, training, commissioning and placing into service of Trains 3 and 4 of the Liquefaction Project and related facilities and (ii) certain modifications and improvements to Trains 1 and 2 and the Sabine Pass LNG terminal. The EPC Contract (Trains 3 and 4) provides that we will pay Bechtel a contract price of $3.8 billion, which is subject to adjustment by change order. We have the right to terminate the EPC Contract (Trains 3 and 4) for our convenience, in which case Bechtel will be paid (i) the portion of the contract price for the work performed, (ii) costs reasonably incurred by Bechtel on account of such termination and demobilization, and (iii) a lump sum of up to $30.0 million depending on the termination date.

LNG Sale and Purchase Agreements

We have entered into third-party SPAs with four customers which obligate us to purchase natural gas in sufficient quantities, liquefy the natural gas purchased, and deliver 834.0 million MMBtu per year of LNG to the customers’ vessels, subject to completion of construction of each of Trains 1 through 4 of the Liquefaction Project as specified in the customers’ SPAs. In addition, we have entered into third-party SPAs with two customers to purchase natural gas in sufficient quantities, liquefy the natural gas purchased, and deliver 196.0 million MMBtu per year of LNG to the customers’ vessels, subject to completion of regulatory approvals, securing adequate financing, reaching a positive final investment decision to construct the relevant infrastructure, and construction of Train 5 of the Liquefaction Project.

Terminal Use Agreements

We have entered into a TUA with Sabine Pass LNG to provide berthing for LNG vessels and for the unloading, loading, storage and regasification of LNG. We have reserved approximately 2.0 Bcf/d of regasification capacity and we are obligated to make monthly capacity payments to Sabine Pass LNG aggregating approximately $250 million per year, continuing until at least 20 years after we deliver our first commercial cargo at our facilities under construction. We obtained this reserved capacity as a result of an assignment in July 2012 by Cheniere Investments of its rights, title and interest under its TUA. In connection with the assignment, we, Cheniere Investments and Sabine Pass LNG also entered into a terminal use rights assignment and agreement (“TURA”) pursuant to which Cheniere Investments has the right to use our reserved capacity under the TUA and has the obligation to make the monthly capacity payments required by the TUA to Sabine Pass LNG. Cheniere Investments’ right to use our capacity at the Sabine Pass LNG terminal will be reduced as each of Trains 1 through 4 reaches commercial operation. The percentage of the monthly capacity payments payable by Cheniere Investments will be reduced from 100% to zero (unless Cheniere Investments utilizes terminal use capacity after Train 4 reaches commercial operations), and the percentage of the monthly capacity payments payable by us will increase by the amount that Cheniere Investments’ percentage decreases. Cheniere Partners has guaranteed our obligations under our TUA and the obligations of Cheniere Investments under the TURA.

In connection with our TUA, we are required to pay for a portion of the cost (primarily LNG inventory) to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal. Our portion of the cost (including affiliate) to maintain the cryogenic readiness of the regasification facilities at the Sabine Pass LNG terminal is based on our approximately 41% share of the commercial LNG storage capacity at the Sabine Pass LNG terminal. During the years ended December 31, 2014, 2013 and 2012, we recorded $26.7 million, $26.6 million and $10.1 million, respectively, as terminal use agreement maintenance expense (including affiliate) on our Statements of Operations related to this obligation.

SABINE PASS LIQUEFACTION, LLC

NOTES TO FINANCIAL STATEMENTS—CONTINUED

In September 2012, we entered into a partial TUA assignment agreement with Total Gas & Power North America, Inc. (“Total”), whereby we will progressively gain access to Total’s capacity and other services provided under Total’s TUA with Sabine Pass LNG. This agreement provides us with additional berthing and storage capacity at the Sabine Pass LNG terminal that may be used to accommodate the development of Trains 5 and 6, provides increased flexibility in managing LNG cargo loading and unloading activity starting with the commencement of commercial operations of Train 3, and permits us to more flexibly manage our storage with the commencement of Train 1. Notwithstanding any arrangements between Total and us, payments required to be made by Total to Sabine Pass LNG continue to be made by Total to Sabine Pass LNG in accordance with its TUA.

State Tax Sharing Agreement

In August 2012, we entered into a state tax sharing agreement with Cheniere. Under this agreement, Cheniere has agreed to prepare and file all state and local tax returns which we and Cheniere are required to file on a combined basis and to timely pay the combined state and local tax liability. If Cheniere, in its sole discretion, demands payment, we will pay to Cheniere an amount equal to the state and local tax that we would be required to pay if our state and local tax liability were calculated on a separate company basis. There have been no state and local taxes paid by Cheniere for which Cheniere could have demanded payment from us under this agreement; therefore, Cheniere has not demanded any such payments from us. The agreement is effective for tax returns due on or after August 2012.

Services Agreements

We have entered into certain services agreements with affiliates. See Note 8—Related Party Transactions to these audited financial statements for information regarding such agreements.

Legal Proceedings

We may in the future be involved as a party to various legal proceedings, which are incidental to the ordinary course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. In the opinion of management, as of December 31, 2014, there were no threatened or pending legal matters that would have a material impact on our results of operations, financial position or cash flows.

NOTE 11—SUPPLEMENTAL CASH FLOW INFORMATION

The following table provides supplemental disclosure of cash flow information (in thousands):

	Year Ended December 31,
	2014	2013	2012
Balance in property, plant and equipment, net funded with accounts payable and accrued liabilities (including affiliates)	$117,442	$163,830	$99,680

Quarterly Financial Data—(in thousands)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2014:
Revenues	$—	$—	$—	$—
Loss from operations	(24,988)	(38,640)	(32,365)	(24,046)
Net loss	(59,840)	(213,477)	(43,559)	(59,977)

Year ended December 31, 2013:
Revenues	$—	$—	$—	$—
Loss from operations	(15,814)	(39,756)	(50,842)	(29,724)
Net loss	(33,861)	(36,185)	(73,036)	(51,408)